
# VOLGATELECOM

Dom Svyazi, Maxim Gorky square, Nizhny Novgorod,
603000, Russia
Phone: +7 (831) 4 37-50-00, 4 37-50-09,
Fax: +7 (831) 4 30-67-68, e-mail: gd@vt.ru,
www.vt.ru
OKPO 01142788, TIN 5260901817

*26.12.2007г.* № *25-01/10-546*
To № _____ of _____

**08000158**

Security and Exchange Commission
Office of International Corporate
Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

**Re: Re: Joint-Stock Company VolgaTelecom, Exemption № 82-4642**

Dear Sirs,

In connection with exemption according to Rule 12g3-2 (b) from requirements of Securities Exchange Act on registration and reporting and according to further requirements by Rule 12g3-2 (b), Joint-Stock Company VolgaTelecom submits the following information about the Company's activities:

1. Communications about material facts affecting the Company's financial-economic activities (8 documents on 11 pages).
2. Communications on data that may materially affect the cost of the Company's securities (2 documents on 2 pages).
3. Communication on the procedure of accessing the information contained in quarterly report – for quarter 3 of 2007 (1 document on 1 page).
4. Quarterly report of the issuer of issuing securities for quarter 3 of 2007 (1 document on 385 pages).
5. The list of the Company's affiliated persons at 30.09.2007 (1 document on 60 pages).
6. The changes introduced into the list of the Company's affiliated persons at 16.11.2007, 03.12.2007, and 10.12.2007 (3 documents on 11 pages).
7. Certificate of the Company's net assets value for quarter 3 of 2007 (1 document on 1 page).
8. The Company's accounting balance-sheet at 30.09.2007 (Form № 01) (1 document on 4 pages).
9. Income statement for 9 months of 2007 (Form № 02) (1 document on 2 pages).
10. Changes to the Company's Charter approved by the annual general meeting of shareholders dated of 22.06.2007 (minutes № 7 of 25.06.2007) (1 document on 4 pages).
11. Changes to the Provision on the Company's Board of directors approved by the annual general meeting of shareholders dated of 22.06.2007 (minutes № 7 of 25.06.2007) (1 document on 4 pages).
12. Changes to the Provision on the procedure of holding a general meeting of stockholders of the Company approved by the annual general meeting of shareholders dated of 22.06.2007 (minutes № 7 of 25.06.2007) (1 document on 2 pages).
13. Regulations for corporate conflicts resolution approved by the Company's Management board on 14.12.2006 (minutes № 20 of 15.12.2006) (1 document on 6 pages).

JPMorgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for common stock.

Should you have any questions, please, call to Ms. Daniela Utane, the manager of VolgaTelecom ADR program in JPMorgan Bank. Her phone number is +44 207 777 2020 (London).

General Director          S.V.Omelchenko

# COMMUNICATION
## ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT STOCK COMPANY'S SECURITIES
## "DECISIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration authority | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=7856 |

| 2. The communication's content |
|---|
| 2.1. The date of the joint-stock company Board of directors' session holding when the appropriate decision was adopted: *16.11.2007.*<br>2.2. The date of drawing up and the number of the minutes of the joint-stock company Board of directors' session when the appropriate decision was adopted: *16.11.2007,  № 9*<br>2.3. The content of the decision adopted by the joint-stock company's Board of directors on issue № 9<br>    *"On changing the structure of OJSC VolgaTelecom's Management board:*<br>  *To terminate early the authorities of Y.A. Shaginov – OJSC VolgaTelecom's Management board member – since October 31, 2007.* |

| 3. Signature | | |
|---|---|---|
| 3.1. OJSC VolgaTelecom General Director | *(signature)* | S.V. Omelchenko |
| 3.2. Date " 16 " November 20 07 | LS | |

# SECURITIES
## "DISCLOSURE BY THE JOINT-STOCK COMPANY OF INTERIM (QUARTERLY) SUMMARY (CONSOLIDATED) FINANCIAL (ACCOUNTING) STATEMENT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) OR US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)".

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration body | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=1692 |

## 2. The communication's content

2.1. Type of the issuer's financial (accounting) statement (consolidated or of legal entity) prepared in accordance with International Financial Reporting Standards (IFRS) or with US Generally Accepted Accounting Principles (US GAAP), and also the reporting period for which the said financial (accounting) statement was drawn up: *Non-audited consolidated financial statement for 6 months of year 2007*

2.2. The date of sending (presentation) by the joint-stock company of financial (accounting) statement to the appropriate authority (organization) regulating the market of foreign securities, to foreign trading organizer at securities market and/or to other organizations in accordance with foreign law for the purposes of its disclosure among general public: *28.09.2007.*

2.3. Standards of financial reporting applied for the issuer's financial (accounting) statement preparation: *International Financial Reporting Standards (IFRS)*

2.4. Full brand name and location of audit organization, data on license (number, date of issue, validity term, the body that issued the license) for audit activity in case when the relevant financial (accounting) statement was audited: *the said financial statement was not audited*

2.6. Web site address in the Internet used by the issuer for the disclosure of the said financial (accounting) statement:

http://www.vt.ru/?id=4020

## 3. Signature

| 3.1. OJSC VolgaTelecom General Director | (signature) | S.V. Omelchenko |
|---|---|---|
| 3.2. Date " 28 " September 20 07 | | |

**the procedure of accessing the information contained in quarterly report.**

| 1. General information ||
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration authority | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru |

| 2. The communication's content |
|---|
| 2.1. The name of the document containing the information the access to which is provided for:<br>*Quarterly report for quarter 3 of 2007*<br>2.2. The date of publishing the text of the quarterly report at the web site in the Internet used by the issuer for information disclosure:<br>*November 14, 2007*<br>http://www.vt.ru/?id=8302<br>2.3. The procedure of the issuer's providing the copies of the quarterly report to interested parties:<br>*The copy of the quarterly report is provided at the written request of an interested party to OJSC VolgaTelecom's General Director Omelchenko S.V. to the address:*<br>*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.*<br>*The procedure and the time period of providing the report's copy is defined by "Provision on disclosure of information by the issuers of issuing securities" approved by order № 06-117/пз-н of October 10, 2006 of Russia's Federal Financial Markets Service.*<br>*The procedure of determining the amount of expenses to make the copy of the quarterly report and the bank details of the issuer's settlement account to pay such expenses are published by the issuer at the web site in the Internet at:* http://www.vt.ru/?id=8093 |

| 3. Signature ||
|---|---|
| 3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom corporate development<br><br>3.2. Date " 14 " November 20 07 | D.B. Kostin<br>(signature)<br>LS |

# "Data on the time of the issuer's performance of obligations to securities owners"

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration body | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=7853 |

| 2. The communication's content |
|---|
| 2.1. Kind, category (type), series and other identification features of securities:<br>*Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody (hereinafter – Bonds)* |
| 2.2. State registration number of the securities issue (of additional issue), the date of state registration: *№ 4 – 46 – 00137 – A, June 06, 2006.* |
| 2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): *Russia's Federal Financial Markets Service* |
| 2.4. The issuer's management body that adopted the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:<br>*The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 29 of 28.04.2006).*<br>*The interest rate of the fifth coupon is set by OJSC VolgaTelecom General Director to be equal to the interest rate of the first coupon and amounts to 7,99% per annum (Order № 422 of September 12, 2006).* |
| 2.5. The date of adopting the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *September 12, 2006* |
| 2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was adopted: *Order № 422 of September 12, 2006* |
| 2.7. The content of the issuer's obligation, the obligation size in money terms:<br>*payment of BT-4 series Bonds coupon (interest) yield on the 5-th coupon to the amount of RUR 59 760 000* |
| 2.8. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series):<br>*the yield on the 5-th coupon of BT-4 series Bonds was paid*<br>    *to the amount of RUR 59 760 000;*<br>    *7,99% per annum (RUR 19,92)* |
| 2.9. The form of payment of yield on the issuer's securities (money resources, other property):<br>    *Money resources in the Russian Federation currency by non-cash payment* |
| 2.10. The date when the obligation for payment of yield on the issuer's securities (yield (interest) on the bonds) should be performed, and in case if the obligation for payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date:<br>    *December 11, 2007.* |
| 2.11. Total amount of interest and/or other yield paid on the issuer's bonds of certain issue (series): *Total coupon yield on BT-4 series Bonds to the amount of RUR 298 800 000* |
| 2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):<br>    *The obligation has been performed in full.* |

| 3. Signature | | |
|---|---|---|
| 3.1. Deputy to the General Director of the joint-stock company for economics and finance of OJSC VolgaTelecom | (signature) LS | D.B. Kostin |
| 3.2. Date " 11 " December 20 07 | | |

## "Data on the time of the issuer's performance of obligations to securities owners"

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration body | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=7853 |

| 2. The communication content |
|---|
| 2.1. Kind, category (type), series and other identification features of securities:<br>*Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory centralized custody (hereinafter – Bonds)* |
| 2.2 State registration number of the securities issue (of additional issue), the date of state registration: *№ 4 – 45 – 00137 – A, November 10, 2005.* |
| 2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): *Russia's Federal Financial Markets Service* |
| 2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 8 of 03.10.2005). The interest rate of the first coupon is set by OJSC VolgaTelecom General Director at 8,50% per annum (Order № 460 of December 06, 2005).* |
| 2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *December 06, 2005* |
| 2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: *Order № 460 of December 06, 2005* |
| 2.7. The content of the issuer's obligation, the obligation size in money terms:<br>*Payment of BT-3 series Bonds interest (coupon) yield on the 4-th coupon to the amount of RUR 97 474 000* |
| 2.8. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series):<br>*The yield on the 4-th coupon of BT-3 series Bonds was paid:*<br>    *to the amount of RUR 97 474 000;*<br>    *8,50% per annum (RUR 42,38),* |
| 2.9. The form of payment of yield on the issuer's securities (money resources, other property):<br>    *Money resources in the Russian Federation currency, by non-cash payment* |
| 2.10. The date when the obligation for payment of yield on the issuer's securities (yield (interest) on the bonds) should be performed, and in case if the obligation for payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date:<br>    *December 04, 2007.* |
| 2.11. Total amount of interest and/or other yield paid on the issuer's bonds of certain issue (series): *Total coupon yield on BT-3 series Bonds:*<br>    *RUR 389 896 – accrued yield,*<br>    *RUR 389 895 560 – yield paid (net of individual income tax),*<br>    *RUR 440 – the issuer transferred individual income tax to the budget.* |
| 2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):<br>    *The obligation has been performed in full.* |

| 3. Signature | | |
|---|---|---|
| 3.1. OJSC VolgaTelecom General Director | *(signature)* | S.V. Omelchenko |
| 3.2. Date " 04 " December 20 07 | LS | |

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration body | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=7853 |

| 2. The communication content |
|---|
| 2.1. Kind, category (type), series and other identification features of securities: *Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory centralized custody (hereinafter – Bonds)* |
| 2.2. State registration number of the securities issue (of additional issue), the date of state registration: *№ 4 – 44 – 00137 – A, November 10, 2005.* |
| 2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): *Russia's Federal Financial Markets Service* |
| 2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 8 of 03.10.2005). The interest rate of the first coupon is set by OJSC VolgaTelecom General Director at 8,20% per annum (Order № 459 of December 06, 2005).* |
| 2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *December 06, 2005* |
| 2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: *Order № 459 of December 06, 2005* |
| 2.7. The content of the issuer's obligation, the obligation size in money terms: *Payment of BT-2 series Bonds interest (coupon) yield on the 4-th coupon to the amount of:* |
| *RUR 122 670 000 – accrued yield,* |
| *RUR 122 669 894 – yield paid (net of individual income tax),* |
| *RUR 106 – the issuer transferred individual income tax to the budget.* |
| 2.8. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series): *The yield on the 4-th coupon of BT-2 series Bonds was paid:* |
| *RUR 122 670 000 – accrued yield, 8,20 % per annum (RUR 40,89)* |
| *RUR 122 669 894 – yield paid (net of individual income tax),* |
| *RUR 106 – the issuer transferred individual income tax to the budget.* |
| 2.9. The form of payment of yield on the issuer's securities (money resources, other property): *Money resources in the Russian Federation currency, by non-cash payment* |
| 2.10. The date when the obligation for payment of yield on the issuer's securities (yield (interest) on the bonds) should be performed, and in case if the obligation for payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date: *December 04, 2007.* |
| 2.11. Total amount of interest and/or other yield paid on the issuer's bonds of certain issue (series): *Total coupon yield on BT-2 series Bonds:* |
| *RUR 490 680 000 – accrued yield,* |
| *RUR 490 679 894 – yield paid (net of individual income tax),* |
| *RUR 106 – the issuer transferred individual income tax to the budget.* |
| 2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): *The obligation has been performed in full.* |

| 3. Signature | | |
|---|---|---|
| 3.1. OJSC VolgaTelecom General Director | | S.V. Omelchenko |
| | (signature) | |
| 3.2. Date " 04 " December 20 07 | LS | |



# Communication about material fact
## "Information about the issuer's reorganization, its subsidiary and associated companies"

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration authorities | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | **http://www.vt.ru/?id=7853** |

| 2. The communication's content |
|---|
| 2.1. Form of reorganization (merger, takeover, split-up, split-up concurrently with merger or takeover, split-off, split-off concurrently with merger or takeover, transformation): <br> *Reorganization in the form of takeover* <br> 2.2. The issuer's authorized management body (authorized management body of the issuer's subsidiary or associated company, authorized government body, court) which made the decision being the ground for reorganization, the date of decision: <br> *OJSC VolgaTelecom Board of directors,* <br> *September 11, 2007* <br> 2.3. The date of drawing up and the number of minutes of the meeting (session) of the issuer's authorized management body (authorized management body of the issuer's subsidiary or associated company) which made the decision being the ground for reorganization in case, if such body is collegial management body: <br> *September 11, 2007* <br><br> *Minutes № 5 of the session of OJSC VolgaTelecom Board of directors* <br><br> 2.4. Full and abbreviated brand names (for non-profit organizations – the name) of each reorganized entity, its location: <br> *Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz,* <br> *CJSC NSS,* <br> *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000* <br><br> *Open Joint Stock Company TATINCOM-T,* <br> *OJSC TATINCOM-T,* <br> *Lomzhinskaya street 20 A, Kazan city, the Republic of Tatarstan, 420140* <br><br> *Closed Joint Stock Company RTCOM,* <br> *CJSC RTCOM,* <br> *Kosarev street 15, Saransk town, 430031* <br><br> *Closed Joint Stock Company Saratov-Mobile,* <br> *CJSC Saratov-Mobile,* <br> *Kiselev street 40, Saratov city, 410012, the Russian Federation* <br><br> *Closed Joint Stock Company Chuvashia Mobile,* <br> *CJSC Chuvashia Mobile,* <br> *K.Ivanov street 83, Cheboksary town, Chuvash Republic, 428018, the Russian Federation* <br><br> *Closed Joint Stock Company Penza Mobile,* <br> *CJSC Penza Mobile,* <br> *Kuprin street 1/3, Penza city, 440606, the Russian Federation* |



*Open Joint Stock Company TATINCOM-T,*
*OJSC TATINCOM-T,*
*Lomzhinskaya street 20 A, Kazan city, the Republic of Tatarstan, 420140*

*Closed Joint Stock Company RTCOM,*
*CJSC RTCOM,*
*Kosarev street 15, Saransk town, 430031*

*Closed Joint Stock Company Saratov-Mobile,*
*CJSC Saratov-Mobile,*
*Kiselev street 40, Saratov city, 410012, the Russian Federation*

*Closed Joint Stock Company Chuvashia Mobile,*
*CJSC Chuvashia Mobile,*
*K.Ivanov street 83, Cheboksary town, Chuvash Republic, 428018, the Russian Federation*

*Closed Joint Stock Company Penza Mobile,*
*CJSC Penza Mobile,*
*Kuprin street 1/3, Penza city, 440506, the Russian Federation*
2.6. The issuer's share in authorized (reserve) capital (share fund) of business entity established as a result of reorganization, at reorganization date:
*100%*
2.7. Reorganization date (date of making entry about discontinuation of activities of taken over entity into Uniform State Register of Legal Entities):
*December 01, 2007*

| 3. Signature | | |
|---|---|---|
| 3.1. OJSC VolgaTelecom General Director | (signature) | S.V. Omelchenko |
| 3.2. Date " 03 " December 20 07 | LS | |

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M. Gorky square, Nizhny Novgorod city, 603000, the Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration authorities | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=332 |

| 2. The communication's content |
|---|
| 2.1. Kind, category (type), series and other identification features of securities:<br>- *ordinary registered uncertified shares;*<br>- *preferred registered uncertified A type shares*<br>2.2. State registration number of the securities issue (of additional issue), the date of state registration:<br>- *№ 1-01-00137-A of November 14, 2003 - ordinary registered uncertified shares;*<br>- *№ 2-01-00137-A of November 14, 2003 - preferred registered uncertified shares*<br>2.3. The name of registration authorities that conducted the state registration of the securities issue (of additional issue): *Federal Commission on Capital Market and Securities of the Russian Federation*<br>2.4. The issuer's management body that passed the resolution on the payment (declaration) of dividends on the issuer's shares: *annual general meeting of shareholders*<br>2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer's shares:<br>*June 22, 2007.*<br>2.6. The date of making up and signature of the minutes of the meeting (session) of the issuer's authorized management body when the resolution was passed on payment (declaration) of dividends on the issuer's shares:<br>*June 25, 2007; minutes № 7*<br>2.7. The content of the issuer's obligations, and for financial obligation – the obligation's amount in money terms:<br>*payment of dividend*<br>- *on ordinary registered uncertified shares - RUR 388 041 625,*<br>- *on preferred registered uncertified A type shares - RUR 245 359 931*<br>2.8. Total amount of dividends accrued on the issuer's shares of certain category (type) and the size of dividend accrued on one share of certain category (type):<br>- *ordinary shares – RUR 388 041 625; RUR 1,5776,*<br>- *preferred registered uncertified A type shares – RUR 245 359 931; RUR 2,9928.*<br>2.9. The form of payment of revenues on the issuer's securities (cash, other property): *cash*<br>2.10. The date when the obligation to pay the yield on the issuer's securities (dividends on shares) should be performed, and in case if the obligation to pay the yield on securities should be performed by the issuer during a certain time (time period) - the end date of this period:<br>- *ordinary shares – before November 1, 2007,*<br>- *preferred A type shares – before November 1, 2007.*<br>2.11. Total amount of dividends paid on the issuer's shares of certain category (type):<br>- *ordinary shares – RUR 385 944 596,*<br>- *preferred A type shares – RUR 238 178 859.*<br>2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):<br>*The obligation is performed not in full.*<br>2.13. The reasons of the issuer's non-performance of the obligation:<br>    - *non-appearance of shareholders in the issuer's office for receiving dividends by cash;*<br>    - *incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;*<br>    - *incorrect/incomplete/outdated information on the mailing addresses of shareholders.*<br>2.14. The amount of non-performed obligation in money terms:<br>    *RUR 2 097 029 – ordinary shares,*<br>    *RUR 7 181 072 – preferred A type shares* |

stock company for OJSC VolgaTelecom corporate
development

D.B. Kostin

(signature)

3.2. Date " 31 " October 20 07

L.S.

# Communication about material fact
## "Data about the facts that resulted in incidental increase (reduction) of the issuer's net profit or net loss by more than 10 percent"

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation* |
| 1.4. The issuer's national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration authorities | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=332 |

| 2. The communication's content |
|---|
| 2.1. The fact (facts) that resulted in incidental *reduction in the issuer's net profit* by more than 10 percent:<br>*Net profit reduction by 25,5% in the 3-rd quarter occurred at the level planned by the Company's budget. In the 3-rd quarter due to property, plant and equipment commissioning depreciation charges have grown, due to seasonal repair work (which is typical for the 3-rd quarter) and basic commissioning of universal service payphones material costs have grown.*<br>*In the 3-rd quarter the activities of refunding the debt of federal budget for earlier granted benefits to population were continued, however, the federal budget refunded RUR 83 million less than in the 2-nd quarter, which resulted in the reduction of net profit indicator.*<br>2.2. The date of the fact (facts) occurrence that resulted in incidental change *in the issuer's net profit* or net loss by more than 10 percent:<br>*October 30, 2007*<br>2.3. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 2 of 2007) preceding the reporting period when the related fact (facts) occurred:<br>*RUR 846 830 thousand*<br>2.4. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 3 of 2007) when the related fact (facts) occurred:<br>*RUR 631 589 thousand*<br>2.5. The change of the issuer's *net profit* (net loss) in absolute figures and in percent:<br>*RUR 215 241 thousand*<br>*25,5%* |

| 3. Signature | | |
|---|---|---|
| 3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom corporate development | (signature) | D.B. Kostin |
| 3.2. Date " 30 " October 20 07 | | |
| 3.3. OJSC VolgaTelecom chief accountant | (signature) | N.I. Popkov |
| 3.4. Date " 30 " October 20 07 | | |

LS

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation* |
| 1.4. The issuer's basic national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration body | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=332 |

| 2. The communication's content |
|---|
| 2.1. Kind, category (type), series and other identification features of securities: *registered interest bearing uncertified bonds, 8-Y series* |
| 2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): *№ 4-40-00137-A, 25.10.2002.* |
| 2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue) (the name of the body that assigned identification number to securities issue (additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): *Russia's Federal Financial Markets Service.* |
| 2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors* |
| 2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *July 17, 2002, minutes № 2.* |
| 2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: *July 17, 2002, minutes № 2.* |
| 2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): *total amount of revenue on the bonds – RUR 4 305,00; the size of revenue per a bond – RUR 8,61.* |
| 2.8. The form of payment of revenues on the issuer's securities (cash, other property): *cash in the Russian Federation currency* |
| 2.9. The date when the obligation of payment of revenues on the issuer's securities (revenues (interest, par value) on the bonds) should be performed, and in case if the obligation of payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: *30.12.2007.* |
| 2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): – |

| 3. Signature | | |
|---|---|---|
| 3.1. OJSC VolgaTelecom General Director | (signature) | S.V. Omelchenko |
| 3.2. Date " 01 " October 20 07 | | |

| 1. General information | |
|---|---|
| 1.1. The issuer's full brand name (for non-profit organization – the name) | *Open Joint Stock Company VolgaTelecom* |
| 1.2. The issuer's abbreviated brand name | *OJSC VolgaTelecom* |
| 1.3. The issuer's location | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation* |
| 1.4. The issuer's basic national registration number | *1025203014781* |
| 1.5. The issuer's TIN | *5260901817* |
| 1.6. The issuer's unique code assigned by registration body | *00137 - A* |
| 1.7. Web site address in the Internet used by the issuer for information disclosure | http://www.vt.ru/?id=332 |

| 2. The communication's content |
|---|
| 2.1. Kind, category (type), series and other identification features of securities: *registered interest bearing uncertified bonds, 7-Y series* |
| 2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): *№ 4-39-00137-A, 25.10.2002.* |
| 2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue) (the name of the body that assigned identification number to securities issue (additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): *Russia's Federal Financial Markets Service.* |
| 2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors* |
| 2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *July 17, 2002, minutes № 2.* |
| 2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: *July 17, 2002, minutes № 2.* |
| 2.7. Total amount of interest and/or other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): *total amount of revenue on the bonds – RUR 4 241,80; the size of revenue per a bond – RUR 8,48.* |
| 2.8. The form of payment of revenues on the issuer's securities (cash, other property): *cash in the Russian Federation currency* |
| 2.9. The date when the obligation of payment of revenues on the issuer's securities (revenues (interest, par value) on the bonds) should be performed, and in case if the obligation of payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: *30.09.2007.* |
| 2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): *RUR 4 241,80.* |
| 2.11. Content of the issuer's obligations: *- gaining access to telephone network if technical capability is available; - receiving the bond's par value from the issuer when the bond is retired; - getting cash revenue in the size of 0,1% per annum of the bond's par value when it is retired for the period from the date of the bonds placement by the issuer to the date of filing the application for the bond's retirement.* For monetary obligation or other obligation that may be expressed in money terms – also the amount of such |

| 3. Signature | | |
|---|---|---|
| 3.1. OJSC VolgaTelecom General Director | (signature) | S.V. Omelchenko |
| 3.2. Date " 01 " October 20 07 | LS | |

**Calculation of OJSC VolgaTelecom net assets value at 30.09.2007**

( RUR thousand)

| Asset description | Balance sheet line code | At the reporting year beginning | At the reporting period end |
|---|---|---|---|
| **Assets** | | | |
| Intangible asset | 110 | 270 | 235 |
| Property, plant and equipment | 120 | 25342279 | 25711376 |
| Capital investments | 130 | 759115 | 2397416 |
| Income-bearing lease investments | 135 | 110621 | 84352 |
| Long-term and short-term financial investments | 140 | 2142353 | 2989989 |
| Deferred tax assets | 145 | 276655 | 236064 |
| Other non-current assets | 150 | 3388567 | 3860404 |
| Inventories | 210 | 629098 | 667282 |
| Acquired values VAT | 220 | 584096 | 356105 |
| Accounts receivable | 230,240 | 2741193 | 2886236 |
| Other current assets | 250,260,270 | 233049 | 258387 |
| Total assets taken for calculation | | 36207296 | 39447836 |
| **Liabilities** | | | |
| Non-current loan and credit liabilities | 510 | 8965335 | 10222795 |
| Deferred tax liabilities | 515 | 1019123 | 1350218 |
| Other non-current liabilities | 520 | 1221085 | 757312 |
| Current loan and credit liabilities | 610 | 1441018 | 2303860 |
| Accounts payable | 620 | 4381198 | 4005666 |
| Outstanding income payment to participants (founders) | 630 | 23802 | 128547 |
| Costs to be incurred provisions | 650 | 659609 | 646361 |
| Other current liabilities | 660 | 118883 | 9197 |
| Total liabilities taken for calculation | | 17830053 | 19423956 |
| **Net assets value** | | 18377243 | 20023880 |

OJSC VolgaTelecom General Director       S.V. Omelchenko

Chief accountant       N.I. Popkov

# ACCOUNTING BALANCE SHEET

|  |  | CODES |
|---|---|---|
| | Form № 01 by OKUD | 0710001 |
| At | September 30, 2007 — Date (year, month, day) | 2007.09.30 |
| Entity | OJSC VolgaTelecom — by OKPO | 01142788 |
| Taxpayer Identification Number | 5260901817 — TIN | 5260901817 |
| Activities | Electric communication — by OKVED | 64.20 |
| Form of incorporation /ownership form | Open Joint Stock Company / private — by OKOPF/OKFS | 47/16 |
| Measure unit: | RUR thousand — by OKEI | 384 |
| Address: | Dom Svyazi, M.Gorky square, Nizhny Novgorod city,603000 | |

| | The date of approval | |
|---|---|---|
| | The date of dispatch (receipt) | 29.10.2007г. |

| ASSETS | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. NON-CURRENT ASSETS** Intangible assets | | 110 | 110 | 270 | 235 |
| Property, plant and equipment | | 120 | 120 | 25 342 279 | 25 711 376 |
| CAPEX | | 130 | 130 | 759 115 | 2 397 416 |
| Income-bearing lease investment | | 135 | 135 | 110 621 | 84 352 |
| Long-term financial investments | | 140 | **140** | 2 142 353 | 2 989 989 |
| Of which: investments into subsidiaries | | | 141 | 1 888 459 | 2 738 258 |
| Investments into associated companies | | | 142 | 6 271 | 6 157 |
| Investments into other entities | | | 143 | 67 274 | 67 027 |
| other long-term financial investments | | | 144 | 180 349 | 178 547 |
| Deferred tax assets | | 145 | 145 | 276 655 | 236 054 |
| Other non-current assets | | 150 | 150 | 3 388 567 | 3 860 404 |
| **Total for section I** | | 190 | **190** | 32 019 860 | 35 279 826 |

| ASSETS | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |

| | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|

## II. CURRENT ASSETS

| | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| Inventories | | 210 | **210** | 629 098 | 667 282 |
| *Of which:* raw materials, supplies and other similar values | | 211 | 211 | 469 239 | 538 361 |
| work in progress expenses (distribution costs) | | 213 | 213 | 593 | 832 |
| finished goods and goods for resale | | 214 | 214 | 47 156 | 40 476 |
| goods shipped | | 215 | 215 | 330 | 330 |
| prepaid expenses | | 216 | 216 | 111 780 | 87 283 |
| other inventories and expenditure | | 217 | 217 | | |
| VAT on acquired valuables | | 220 | **220** | 584 096 | 356 105 |
| *Of which:* subject to refund in more than 12 months after the reporting date | | | 221 | 135 006 | 85 287 |
| Subject to refund within 12 months after the reporting date | | | 222 | 449 090 | 270 818 |
| Accounts receivable (payments are expected in more than 12 months after the reporting date) | | 230 | **230** | 8 587 | 5 312 |
| *Of which:* buyers and customers | | 231 | 231 | 1 286 | 521 |
| advances given | | | 232 | | |
| other debtors | | | 233 | 7 301 | 4 791 |
| Accounts receivable (payments are expected within 12 months after the reporting date) | | 240 | **240** | 2 732 606 | 2 880 924 |
| *Of which:* buyers and customers | | 241 | 241 | 1 978 178 | 2 170 919 |
| advances paid out | | | 242 | 136 086 | 218 602 |
| other debtors | | | 243 | 618 342 | 491 403 |
| Short-term financial investments | | 250 | 250 | 9 837 | 5 781 |
| Cash | | 260 | 260 | 222 716 | 251 025 |
| Other current assets | | 270 | 270 | 496 | 1 581 |
| **Total for section II** | | 290 | **290** | 4 187 436 | 4 168 010 |
| **BALANCE (sum of lines 190+290)** | | 300 | **300** | 36 207 296 | 39 447 836 |

| LIABILITIES | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **III. CAPITAL AND PROVISIONS** Authorized capital | | 410 | 410 | 1 639 765 | 1 639 765 |

| Indicator description | | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| Capital surplus | | 420 | 420 | 3 731 945 | 3 691 721 |
| Surplus | | 430 | 430 | 81 988 | 81 988 |
| Treasury stock | | 411 | 440 | | |
| Retained profits (uncovered loss) of past years | | 470 | 460 | 12 688 284 | 12 094 240 |
| Retained profits (uncovered loss) of the reporting year | | 470 | 470 | X | 2 296 794 |
| **Total for section III** | | 490 | **490** | 18 141 982 | 19 804 508 |
| **IV. NON-CURRENT LIABILITIES** | | | | | |
| Credits and loans | | 510 | **510** | 8 965 335 | 10 222 795 |
| *Of which:* | | | | | |
| credits | | | 511 | 320 000 | 1 630 000 |
| loans | | | 512 | 8 645 335 | 8 592 795 |
| Deferred.tax liabilities | | 515 | 515 | 1 019 123 | 1 350 218 |
| Other non-current liabilities | | 520 | 520 | 1 221 085 | 757 312 |
| **Total for section IV** | | 590 | **590** | 11 205 543 | 12 330 325 |
| **V. CURRENT LIABILITIES** | | | | | |
| Credits and loans | | 610 | **610** | 1 441 018 | 2 303 860 |
| *Of which:* | | | | | |
| credits | | | 611 | 1 318 926 | 2 083 565 |
| loans | | | 612 | 122 092 | 220 295 |
| Accounts payable, | | 620 | **620** | 4 381 198 | 4 005 666 |
| *Of which:* | | | | | |
| suppliers and contractors | | 621 | 621 | 3 535 097 | 2 680 313 |
| advances received | | 625 | 622 | 334 560 | 289 006 |
| wages payable | | 622 | 623 | 59 233 | 243 461 |
| debt to government extrabudgetary funds | | 623 | 624 | 42 329 | 90 841 |
| tax debt | | 624 | 625 | 133 853 | 203 535 |
| other creditors | | 625 | 626 | 276 126 | 498 510 |
| Debt to participants (founders) for income payments | | 630 | 630 | 23 802 | 128 547 |
| Unearned revenue | | 640 | 640 | 235 261 | 219 372 |
| Provision of costs to be incurred | | 650 | 650 | 659 609 | 646 361 |
| Other current liabilities | | 660 | 660 | 118 883 | 9 197 |
| **Total for section V** | | 690 | **690** | 6 859 771 | 7 313 003 |
| **BALANCE** (sum of lines 490+590+690) | | 700 | **700** | 36 207 296 | 39 447 836 |

## Reference on availability of valuables being accounted on off-balance-sheet accounts

| Indicator description | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Rented property, plant and equipment | | 910 | 901 | 887 691 | 1 194 414 |

| Indicator description | | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| Of which under leasing | | 911 | 911 | 42 855 | 42 855 |
| Inventory items received in custody | | 920 | 902 | 36 302 | 21 426 |
| Commodities received for commission | | 930 | 903 | 12 674 | 9 241 |
| Accounts receivable of insolvent debtors written-off as a loss | | 940 | 904 | 261 742 | 272 833 |
| Cover funds for liabilities and payments received | | 950 | 905 | 11 500 459 | 11 503 003 |
| Cover funds for liabilities and payments given | | 960 | 906 | 5 692 516 | 6 287 070 |
| Housing facilities depreciation | | 970 | 907 | 14 644 | 9 820 |
| Depreciation of land improvement objects and other similar objects | | 980 | 908 | 1 861 | 1 933 |
| Payments for communication services | | | 909 | 150 467 | 162 207 |

## Reference on net assets worth

| Indicator description | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Net assets | | | 1000 | 18 377 243 | 20 023 880 |

CEO _(signature)_ Omelchenko Sergey Valerievich
(signature)   (signator)

Chief accountant _(signature)_ Popkov Nikolai Ivanovich
(signature)   (signator)

October 30, 2007

| For | 9 months of 2007 | | | Date (year, month, day) | 2007.09.30 |
|---|---|---|---|---|---|

| | | | | | |
|---|---|---|---|---|---|
| Entity | OJSC VolgaTelecom | | | by OKPO | 01142788 |
| Taxpayer Identification Number | 5260901817 | | | TIN | 5260901817 |
| Activities | Electric communication | | | by OKVED | 64.20 |
| Form of incorporation/ ownership form | Open Joint Stock Company / private | | | by OKOPF/OKFS | 47/16 |
| Measure unit | RUR thousand | | | by OKEI | 384 |

| Indicator description | Explanations | Indicator code | Line code | For the reporting period | For similar period of the past year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| I. Income and expenses of ordinary activities Proceeds (net) from sales of commodities, products, works, services (minus VAT, excise taxes and similar mandatory payments) | | 010 | 010 | 18 503 939 | 15 758 335 |
| Of which from sales of telecommunications services | | | 011 | 17 558 519 | 14 852 227 |
| Prime cost of sold commodities, products, works and services | | 020 | 020 | (14 027 263) | (11 650 778) |
| Of which: of telecommunications services | | | 021 | (13 494 319) | (11 106 404) |
| Sales profit (loss) (lines 010 - 020) | | 050 | 050 | 4 476 676 | 4 107 557 |
| II. OTHER INCOME AND EXPENSES Interest receivable | | 060 | 060 | 9 325 | 12 245 |
| Interest due | | 070 | 070 | (602 128) | (540 174) |
| Income from participation in other entities | | 080 | 080 | 57 678 | 43 773 |
| Other income | | 090 | 090 | 503 994 | 649 113 |
| Other expenses | | 100 | 100 | (1 189 291) | (987 382) |
| Pretax earnings (loss before tax) (lines 050+060-070+080+090-100) | | 140 | 140 | 3 256 254 | 3 285 132 |
| Income tax expense (lines -151+/-152+/-153-154) of which: | | | 150 | (959 460) | (950 573) |
| deferred tax liabilities | | 142 | 151 | (332 490) | (257 735) |
| deferred tax assets | | 141 | 152 | (40 601) | (20 314) |
| Current tax on income | | 150 | 153 | (644 900) | (834 567) |
| Additional payments of income tax for prior tax (reporting) periods | | 151 | 154 | 58 531 | 162 043 |

| Net profit (loss) of the reporting period (lines 140-150) | | 190 | **190** | 2 296 794 | 2 334 559 |
|---|---|---|---|---|---|
| **BY REFERENCE**<br>Income tax contingent expenses /income | | | 201 | (781 501) | (806 082) |
| Recurrent tax liabilities | | 200 | 202 | (282 181) | (214 059) |
| Recurrent tax assets | | 200 | 203 | 104 222 | 69 568 |

| Indicator description | Explanations | Indicator code | Line code | For the reporting period | For similar period of the past year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Basic earnings (loss) per share | | | 301 | X | X |
| Diluted earnings (loss) per share | | | 302 | X | X |

\* It is completed in annual accounting statement

## Explanation of individual profits and loss

| Indicator description | Indicator code | Line code | For the reporting period | | For similar period of the past year | |
|---|---|---|---|---|---|---|
| | | | Profit | Loss | Profit | Loss |
| 1 | 1a | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgment | | 401 | 62 601 | (500) | 51 593 | (8 323) |
| Past years profit (loss) | | 402 | 235 732 | (167 922) | 175 024 | (91 401) |
| Reimbursement of damages caused by default or inadequate performance of obligations | | 403 | 3 986 | (719) | 1 780 | (551) |
| Foreign exchange differences in foreign currency operations | | 404 | 13 502 | (16 494) | 6 507 | (151) |
| Deductions to allowance | | 405 | | (25 387) | 299 728 | |
| Debt amortization of payables and receivables | | 406 | 3 615 | (361) | 1 418 | (1 844) |

CEO _____ Omelchenko Sergey Valerevich        Chief accountant _____ Popkov Nikolai Ivanovich

(signature)    (signator)                                         (signature)    (signator)

October 30, 2007



# CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

*Open Joint Stock Company*
*VolgaTelecom,*

*At: December 10, 2007.*

*The issuer code: 00137-A*

Deputy to the General Director of the joint-stock company for economics and finance

D.B. Kostin



# Changes that occurred in the list of affiliated persons.

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 1. | Changes in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person - joint-stock company falling under the same group of persons | 01.07.2007 | 10.12.2007 |

### 1. Content of data about affiliated person prior to the change:

| Full brand name or surname, name and patronymic name of an affiliated person | Location of affiliated person or place of residence of a natural person | Ground (grounds) due to which a person is recognized to be affiliated | The date of the ground (grounds) occurrence | Equity share of affiliated person in the authorized capital of the joint-stock company | The share of ordinary stock of the joint-stock company that belongs to affiliated person |
|---|---|---|---|---|---|
| 2 | 3 | 4 | 5 | 6 | 7 |
| Zelenkov Vladimir Anatolievich | Perm city | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

### Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

### 2. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

### Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Trefilov Sergey Leonidovich | Perm city | The person belongs to the group of persons to which the joint-stock company belongs | 01.07.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 2. | The person ceased to be affiliated person due to termination of participation in the group of persons to which the Company belongs | 03.08.2007 | 10.12.2007 |

### 1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Limited Liability Company "Permtelecom" | Podlesnaya street 45, Perm city; 614097 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- | --- |
| Trefilov Sergey Leonidovich | Perm city | | 01.07.2007 | --- | --- |

### Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | — | --- | --- | --- | --- |
| --- | --- | — | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| **3.** | *Change of location of the Company's affiliated person due to the update of information by the person entitled to dispose of more than 50% of the Company's voting shares* | *01.07.2007* | *10.12.2007* |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Closed Joint Stock Company "Moscow's center of new technologies and telecommunications"** | *Arbat street 46, Moscow, 121002* | *The person belongs to the group of persons to which the joint-stock company belongs* | *09.10.2002* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Closed Joint Stock Company "Moscow's center of new technologies and telecommunications"** | *Building 1, Arbat street 46, Moscow, 121002* | *The person belongs to the group of persons to which the joint-stock company belongs* | *09.10.2002* | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| **4.** | *The person ceased to be the Company's affiliated person due to the update of information by the person entitled to dispose of more than 50% of the Company's voting shares* | *01.07.2007* | *10.12.2007* |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Pritlipko Victor Ivanovich*** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | ... | | ... | ... | ... |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| **5.** | *Changes in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person – joint-stock company falling under the same group of persons* | *02.07.2007* | *10.12.2007* |

*Open Joint Stock Company VolgaTelecom*

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Kozelskyi Vyacheslav Evgenievich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *08.06.2007* | --- | 7 |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

**2. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | 7 |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Kuznetsov Pavel Borisovich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *02.07.2007* | --- | 7 |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 6. | *Change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person - joint-stock company falling under the same group of persons* | *27.07.2007* | *10.12.2007* |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Stalkevich Sergey Vladimirovich** | *Saint Petersburg* | *The person belongs to the group of persons to which the joint-stock company belongs* | *20.09.2006* | --- | 7 |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Stalkevich Sergey Vladimirovich** | *Saint Petersburg* | *The person belongs to the group of persons to which the joint-stock company belongs* | *27.07.2007* | --- | 7 |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 7. | *Changes in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person - joint-stock company falling under the same group of persons* | *10.08.2007* | *10.12.2007* |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Shcherbakov Sergey Vladimirovich** | *Saint Petersburg* | *The person belongs to the group of persons to which the joint-stock company belongs* | *01.02.2007* | --- | 7 |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| — | --- | — | --- | --- | --- |

**2. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| — | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Noskov Nikolai Vasilievich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 10.08.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 6. | Change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person - joint-stock company falling under the same group of persons | 21.08.2007 | 10.12.2007 |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Sokolov Vladimir Alexandrovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 20.09.2006 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Sokolov Vladimir Alexandrovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 21.08.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 9. | Change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person - joint-stock company falling under the same group of persons | 10.09.2007 | 10.12.2007 |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Efimov Vladimir Pavlovich | Blagoveshchensk | The person belongs to the group of persons to which the joint-stock company belongs | 03.07.2006 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Efimov Vladimir Pavlovich | Blagoveshchensk | The person belongs to the group of persons to which the joint-stock company belongs | 10.09.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|

*Open Joint Stock Company VolgaTelecom*

|  |  |  | affiliated persons |
|---|---|---|---|
|  |  |  | 10.12.2007 |

| 10. | The person ceased to be affiliated person due to termination of participation in the group of persons to which the Company belongs | 28.09.2007 |
|---|---|---|

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Limited Liability Company "Bona"* | *Troitskyi avenue 45, Arkhangelsk, 163061* | *The person belongs to the group of persons to which the joint-stock company belongs* | *21.11.2001* | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the li... affiliated persons |
|---|---|---|---|
| 11. | *Change of ZIP code of location of the Company's affiliated person due to the update of information by the person entitled to dispose of more than 50% of the Company's voting shares* | 30.09.2007 | 10.12.2007 |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Limited Liability Company "Telecom-Stroi"* | *3-rd Balinskaya street 9A, Ivanovo, 153521* | *The person belongs to the group of persons to which the joint-stock company belongs* | *30.11.2002* | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Limited Liability Company "Telecom-Stroi"* | *3-rd Balinskaya street 9A, Ivanovo, 153011* | *The person belongs to the group of persons to which the joint-stock company belongs* | *30.11.2002* | --- | --- |

# CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

*Open Joint Stock Company*
*VolgaTelecom*

*At: December 3, 2007.*

*The issuer's code: 00137-A*

General Director
S.V. Omelchenko



# Changes that occurred in the list of affiliated persons.

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| *1.* | *The person ceased to be the Company's affiliated person due to its reorganization in the form of takeover to other Company's affiliated person – to CJSC NSS.* | *01.12.2007* | *03.12.2007* |

1. Content of data about affiliated person prior to the change:

| Full brand name of an entity or surname, name and patronymic name of an affiliated person | Location of an entity or place of residence of a natural person | Ground (grounds) due to which a person is recognized to be affiliated | The date of the ground (grounds) occurrence | Equity share of affiliated person in the authorized capital of the joint-stock company | The share of ordinary stock of the joint-stock company belongs to affiliated persons |
|---|---|---|---|---|---|
| 2 | 3 | 4 | 5 | 6 | 7 |
| *Open Joint Stock Company TATINCOM-T* | *Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, 420140* | *The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | *13.10.2003* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

2. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Closed Joint Stock Company RTCOM* | *Kosarev street 15, Saransk town, 430031* | *The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | *09.03.2005* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

3. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Closed Joint Stock Company Saratov-Mobile* | *Kiselev street 40, Saratov city, 410012, the Russian Federation* | *The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | *01.12.2002* | --- | --- |

*Open Joint Stock Company VolgaTelecom*

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

4. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Closed Joint Stock Company Chuvashia Mobile* | *K.Ivanov street 83, Cheboksary town, Chuvash Republic, 428018, the Russian Federation* | *The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | *01.12.2002* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

5. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Closed Joint Stock Company Penza Mobile* | *Kuprin street 1/3, Penza city, 440606, the Russian Federation* | *The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | *01.12.2002* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |


# CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

### *Open Joint Stock Company VolgaTelecom,*

### *At: November 16, 2007.*

### *The issuer's code: 00137-A*

General Director
S.V. Omelchenko



*Open Joint Stock Company VolgaTelecom*

# Changes that occurred in the list of affiliated persons.

| № | Content of the change | The date of the change occurrence | The date of the change entry into the lis[t] affiliated persons |
|---|---|---|---|
| 1. | *The person ceased to be the Company's affiliated person due to the change of the Management board composition on the basis of the Board of directors' decision* | *31.10.2007* | *16.11.2007* |

1. Content of data about affiliated person prior to the change:

| Full brand name or surname, name and patronymic name of an affiliated person | Location of affiliated person or place of residence of a natural person | Ground (grounds) due to which a person is recognized to be affiliated | The date of the ground (grounds) occurrence | Equity share of affiliated person in the authorized capital of the joint-stock company | The share of ordinary stock[s] the joint-stock company th[at] belongs to affiliated perso[n] |
|---|---|---|---|---|---|
| 2 | 3 | 4 | 5 | 6 | 7 |
| **Shaginov Yuri Alexandrovich** | *Leningrad oblast* | *The person is a member of the joint-stock company's collegial executive body* | *01.08.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

*Open Joint Stock Company VolgaTelecom*

# THE LIST OF AFFILIATED PERSONS

# OF OPEN JOINT STOCK COMPANY

## VOLGATELECOM

### The issuer's code: |0|0|1|3|7|–|A|

### As of |3|0||0|9||2|0|0|7|

The issuer's location:  **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation**

The information contained in this list of affiliated persons is subject to disclosure in accordance with the Russian Federation legislation on securities

The address of the web site in the Internet:  http://www.vt.ru



Acting General Director of OJSC VolgaTelecom

A.Y. Ketkov

Date " "     October     20 07

*Open Joint Stock Company VolgaTelecom*

| The issuer's code | |
|---|---|
| TIN | 526090181 |
| NRN | 1025203014 |

## I. Affiliated persons as of

| 3 | 0 | | 0 | 9 | | 2 | 0 | 0 | 7 |
|---|---|---|---|---|---|---|---|---|---|

| № | Full brand name (name of non-profit organization) of affiliated person or surname, name and patronymic name of affiliated person | Location of person or place of residence of natural person | Ground (grounds) due to which person is recognized to be affiliated | The date of the ground (grounds) occurrence | Equity share of affiliated person in the authorized capital of the joint-stock company,% | The share of ordinary stocks of the joint stock company that belongs to affiliated person,% |
|---|---|---|---|---|---|---|
| 1. | 2. | 3. | 4. | 5. | 6. | 7. |
| 1. | *Omelchenko Sergey Valerievich* | *Nizhny Novgorod city* | *The person exercises the authority of the single executive body of the joint- stock company* | *27.04.2007* | --- | |
| | | | *The person is a member of the collegiate executive body of the joint-stock company* | *01.08.2007* | | |
| | | | *The person is a member of the Board of directors (supervisory council) of the joint-stock company* | *22.06.2007* | | |
| | | | *The person belongs to the group of persons to which the joint-stock company* | *26.04.2005* | | |
| 2. | *Andreev Vladimir Alexandrovich* | *Samara city* | *The person is a member of the Board of directors (supervisory council) of* | *22.06.2007* | --- | |

|  |  |  |  | the joint-stock company | The person belongs to the group of persons to which the joint-stock company | 2002 |  |
|---|---|---|---|---|---|---|---|
| 3. | Bilibin Yuri Alexandrovich | Moscow | The person is a member of the Board of directors (supervisory council) of the joint-stock company | 22.06.2007 | --- | --- |  |
| 4. | Gavrilenko Anatolyi Anatolievich | Moscow | The person is a member of the Board of directors (supervisory council) of the joint-stock company | 22.06.2007 |  |  |  |
| 5. | Grigorieva Alla Borisovna | Moscow | The person is a member of the Board of directors (supervisory council) of the joint-stock company | 22.06.2007 | 0,00122% | 0,00082% |  |
| 6. | Degtyarev Valeryi Victorovich | Moscow | The person is a member of the Board of directors (supervisory council) of the joint-stock company | 22.06.2007 | --- | --- |  |
| 7. | Enin Evgenyi Petrovich | Moscow | The person is a member of the Board of directors (supervisory council) of the joint-stock company | 22.06.2007 | --- | --- |  |
| 8. | Zhelonkin Vladimir Borisovich | Moscow | The person is a member of the Board of directors (supervisory council) of the joint-stock company | 22.06.2007 |  |  |  |
| 9. | Kuznetsov Sergey Ivanovich | Moscow | The person is a member of the Board of directors (supervisory council) of the joint-stock company | 22.06.2007 | --- | --- |  |
| 10. | Savchenko Victor Dmitrievich | Moscow | The person is a member of the Board of directors (supervisory council) of the joint-stock company | 22.06.2007 | --- | --- |  |
| 11. | Fedorov Oleg Romanovich | Moscow | The person is a member of the Board of directors (supervisory council) of | 22.06.2007 | --- | --- |  |

| No. | Name | Location | | Date | | | |
|---|---|---|---|---|---|---|---|
| | | | the joint-stock company | | | | |
| 12. | Astakhova Svetlana Leonidovna | Nizhny Novgorod city | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 13. | Dyakonov Mikhail Vasilievich | Nizhny Novgorod city | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 14. | Ershov Oleg Vladimirovich | Nizhny Novgorod city | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 15. | Ketkov Alexander Yulievich | Nizhny Novgorod city | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 16. | Kostin Denis Borisovich | Moscow | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 17. | Petrov Mikhail Victorovich | Nizhny Novgorod city | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 18. | Popkov Nikolai Ivanovich | Nizhny Novgorod city | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 19. | Ulyanov Vladimir Vasilievich | Nizhny Novgorod oblast, Vyksa town | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 20. | Shaginov Yuri Alexandrovich | Leningrad oblast | The person is a member of the collegiate executive body of the joint-stock company | 01.08.2007 | --- | --- | |
| 21. | Open Joint Stock Company "Investment communication company" | Building 2, Pluyshchikha street 55, Moscow | The person is entitled to dispose of more than 20% of the Company's voting shares | 10.10.1995 | 38,003539% | 50,670388% | |

| | | | | | The person belongs to the same group of persons to which the joint-stock company belongs | |
|---|---|---|---|---|---|---|
| 22. | Kiselev Alexander Nikolaevich | Moscow | | 03.06.2006 | *The person belongs to the same group of persons to which the joint-stock company belongs* | --- | --- |
| 23. | Closed Joint Stock Company "Commercial bank "C – Bank"" | Lenin street 6, Izhevsk city, 426057 | | 01.12.2002 | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | 0,00143% | 0,001919% |
| 24. | Closed Joint Stock Company "Narodnyi telephone Saratov" | Kiselev street 40, Saratov city, 410600 | | 01.12.2002 | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | --- | |
| 25. | Closed Joint Stock Company "Nizhegorodskaya Sotovaya Svyaz" | Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000 | | 30.03.1995 | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | --- | |
| 26. | Closed Joint Stock Company "Nizhegorodskyi radiotelephone" | Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000 | | 26.08.1999 | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes* | --- | |

| | | | | | |
|---|---|---|---|---|---|
| | | | *falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | | |
| 27. | Limited Liability Company "NIZHEGORODTELESERVICE" | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | 26.02.1997 | --- |
| 28. | Closed Joint Stock Company "Orenburg – GSM" | *Volodarsky street 11, Orenburg city, 460000* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | 01.12.2002 | --- |
| 29. | Closed Joint Stock Company "Penza Mobile" | *Kuprin street 1/3, Penza city, 440606, RF* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | 01.12.2002 | --- |
| 30. | Closed Joint Stock Company "Samara – Telecom" | *Polevaya street 43, Samara city, 443001* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | 01.12.2002 | --- |
| 31. | Closed Joint Stock Company "Saratov – Mobile" | *Kiselev street 40, Saratov city, 410012, RF* | *The joint-stock company is entitled to dispose of* | | |

| №. | | | | | | |
|---|---|---|---|---|---|---|
| | | | *more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | | 01.12.2002 | --- |
| 32. | *Closed Joint Stock Company "Transsvyaz"* | *Chaadaev street 2, Nizhny Novgorod city, 603035* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | | 03.06.1997 | --- |
| 33. | *Closed Joint Stock Company "Ulyanovsk – GSM"* | *Goncharov street 52, Ulyanovsk city, 432063* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | | 01.12.2002 | --- |
| 34. | *Closed Joint Stock Company "Chuvashia Mobile"* | *K.Ivanov street 83, Cheboksary town, 428018, Chuvash Republic, RF* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | | 01.12.2002 | --- |
| 35. | *Limited Liability Company "Agrofirm "REANTA"* | *Chavaina boulevard 11 a, Ioshkar Ola town, 424000* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person* | | 01.12.2002 | --- |

| № | Name | Address | | Date |
|---|------|---------|---|------|
| 36. | Open Joint Stock Company "Informational commercial networks "OMRIX"" | Tereshkova street 10, Orenburg city, 460018 | The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person | 01.12.2002 | --- |
| 37. | Open Joint Stock Company "TATINCOM – T" | Lomzhinskaya street 20 A, Kazan city, The Republic of Tatarstan, 420140 | The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person | 13.10.2003 | --- |
| 38. | Closed Joint Stock Company "RTCOM" | Kosarev street 15, Saransk town, 430031 | The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the authorized capital of this person | 09.03.2005 | --- |
| 39. | Limited Liability Company "Nizhegorodskyi Teleservice" | Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation | The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person | 13.07.2005 | --- |
| 40. | Limited Liability Company "Volga-Finance" | Lesnaya street 8, Nizhny Novgorod city, 603053 | The person belongs to the group of persons to which the joint-stock company belongs | 24.08.2005 | --- |
| 41. | State educational institution the Volga State Academy of Telecommunications and IT of Samara city | Samara city | The person belongs to the group of persons to which the joint-stock company belongs | 22.06.2004 | --- |

| № | | | | |
|---|---|---|---|---|
| 42. | Open Joint Stock Company of DLD&ILD "Rostelecom" | Dostoevsky street 15, Saint Petersburg, 191002, RF | The person belongs to the group of persons to which the joint-stock company belongs | 30.05.1997 | --- |
| 43. | Open Joint Stock Company "Central Telecommunications Company" | Proletarskaya street 23, Khimki town, Moscow's oblast, 141400 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- |
| 44. | Open Joint Stock Company "North - Western Telecom" | Gorokhovaya street 14/26, Saint Petersburg, 191186 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- |
| 45. | Open Joint Stock Company "Southern Telecommunications Company" | Karasunskaya street 66, Krasnodar city, 350000 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- |
| 46. | Open Joint Stock Company "Uralsvyazinform" | Moskovskaya street 11, Yekaterinburg city, Russia, 620014 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- |
| 47. | Open Joint Stock Company "SibirTelecom" | M.Gorky street 53, Novosibirsk city, 630099 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- |
| 48. | Open Joint Stock Company "Dalnevostochnaya Communications Company" ("Dalsvyaz") | Svetlanskaya street 57, Vladivostok city, 690950 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- |
| 49. | Open Joint Stock Company of communications and IT of the Republic of Dagestan | Rasul Gamzatov avenue 3, Makhachkala town, 367000 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- |
| 50. | Closed Joint Stock Company "Mobile telecommunications" | Building 2, Pluyshchikha street 55, Moscow, RF, 119121 | The person belongs to the group of persons to which the joint-stock company belongs | 15.09.1998 | --- |
| 51. | Open Joint Stock Company "Central Telegraph" | Tverskaya street 7, Moscow, RF, 125375 | The person belongs to the group of persons to which the joint-stock company belongs | 30.05.1997 | --- |
| 52. | Open Joint Stock Company | 3-rd Khoroshevskaya street | The person belongs to | | |

| No. | Company name | Address | Description | Date | | |
|---|---|---|---|---|---|---|
| | "Giprosvyaz" | 11, Moscow, 123298 | the group of persons to which the joint-stock company belongs | 30.05.1997 | --- | --- |
| 53. | Limited Liability Company Private security business "Rostelecom-bezopasnost" | Building 2, Deguninskaya street 2, Moscow, 127486 | The person belongs to the group of persons to which the joint-stock company belongs | 29.07.2002 | --- | --- |
| 54. | Closed Joint Stock Company "Startcom" | 2-nd Spasonalivkovskyi pereulok 6, GSP-1, Moscow, 117909 | The person belongs to the group of persons to which the joint-stock company belongs | 20.08.1998 | --- | --- |
| 55. | Closed joint Stock Company "FK-Svyaz" | Volgogradskyi avenue 14, Moscow, 109316 | The person belongs to the group of persons to which the joint-stock company belongs | 15.07.1998 | 0,000974% | 0,001299% |
| 56. | Open Joint Stock Company "Kostromskaya gorodskaya telephone network" | Gagarin street 6, Kostroma town, 156026 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | 0,000305% | 0,000407% |
| 57. | Open Joint Stock Company "Moskovskaya gorodskaya telephone network" | Building 3, Petrovskyi boulevard 12, Moscow, 103051 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- | |
| 58. | Closed Joint Stock Company "Insurance company of the trade union of communications industry employees "Costars" | Pavel Korchagin street 2, Moscow, 129278 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | --- | |
| 59. | Subsidiary closed joint stock company "Armavirskyi plant of communications" | Urupskaya street 1-a, Armavir town, Krasnodar Territory, 352903 | The person belongs to the group of persons to which the joint-stock company belongs | 11.03.1999 | --- | |
| 60. | Closed Joint Stock Company "Altel" | Lenin avenue 54 B, Barnaul town, 656099 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | --- | |
| 61. | Closed Joint Stock Company "Baikalvestcom" | 2-nd Zheleznodorozhnaya street 68, Irkutsk city, 664005 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | --- | |
| 62. | Closed Joint Stock Company | Sushchevskyi val street 26, | The person belongs to the group of persons to | | | |

Open Joint Stock Company VolgaTelecom

| | Name | Address | Relation | Date | |
|---|---|---|---|---|---|
| | "Vestelcom" | Moscow, 127018 | which the joint-stock company belongs | 10.10.2002 | -- |
| 63. | Closed Joint Stock Company "Vladimir – Teleservice" | Gorokhovaya street 20, Vladimir city, 600017 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | -- |
| 64. | Closed Joint Stock Company "Globalstar Space telecommunications" | Building 2, Dubovaya Roshcha street 25, Moscow, 147427 | The person belongs to the group of persons to which the joint-stock company belongs | 20.09.1996 | -- |
| 65. | Closed Joint Stock Company "Yeniseitelecom" | Kachinskaya street 20, Krasnoyarsk city, 660020 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | -- |
| 66. | Limited Liability Company "Novgorod Datacom" | Industrialnaya street 22, Pankovka, Velikiy Novgorod town, 173526 | The person belongs to the group of persons to which the joint-stock company belongs | 15.06.2005 | -- |
| 67. | Limited Liability Company "Permtelecom" | Podlesnaya street 45, Perm city, 614000 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | -- |
| 68. | Closed Joint Stock Company "RTK-Center" | Kalanchevskaya street 15 a, Moscow, 107078 | The person belongs to the group of persons to which the joint-stock company belongs | 14.05.1997 | -- |
| 69. | Open Joint Stock Company "NGTS-Page" | Vystavochnaya street 15/3, Novosibirsk city, 630078 | The person belongs to the group of persons to which the joint-stock company belongs | 29.12.2000 | -- |
| 70. | Open Joint Stock Company "Regional information networks" | Trudovaya street 1, Novosibirsk city, 630099 | The person belongs to the group of persons to which the joint-stock company belongs | 29.12.2000 | -- |
| 71. | Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov | October Revolution avenue 10/12, Stavropol city, 355035 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | -- |
| 72. | Closed Joint Stock Company "Telecom" of Ryazan oblast | Svobody street 36, Ryazan town, 390006 | The person belongs to the group of persons to | 30.11.2002 | -- |

| No. | | | which the joint-stock company belongs | | | |
|---|---|---|---|---|---|---|
| 73. | Closed Joint Stock Company "AMT" | Room 235, B.Morskaya street 24, Saint Petersburg, 191185 | The person belongs to the group of persons to which the joint-stock company belongs | 26.12.2001 | | --- |
| 74. | Limited Liability Company "Bona" | Troitskyi avenue 45, Arkhangelsk town, 163061 | The person belongs to the group of persons to which the joint-stock company belongs | 21.11.2001 | | --- |
| 75. | Limited Liability Company "Vladimirskyi payphone" | Stroiteley avenue 32 a, Vladimir town, 620014 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | | --- |
| 76. | Limited Liability Company "MobilCom" | Mira street 17, Vladimir town, 600017 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | --- | --- |
| 77. | Closed Joint Stock Company "Teleport Ivanovo" | Tashkentskaya street 90, Ivanovo town, 153032 | The person belongs to the group of persons to which the joint-stock company belongs | 27.06.2005 | | --- |
| 78. | Limited Liability Company "Telecom-Stroi" | 3-rd Balinskaya 9A, Ivanovo town, 153521 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | | --- |
| 79. | Limited Liability Company "Telecom-Terminal" | Lenin avenue 13, Ivanovo town, 153000 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | | --- |
| 80. | Limited Liability Company "Ural Inform TV" | Krupskaya street 2, Perm city, 614060 | The person belongs to the group of persons to which the joint-stock company belongs | 10.10.1995 | | --- |
| 81. | Limited Liability Company "Factorial-99" | Bratskyi pereulok 47, Rostov-on-Don city, 344082 | The person belongs to the group of persons to which the joint-stock company belongs | 06.11.1997 | | --- |
| 82. | Non-commercial partnership "Center of investigation of telecommunications development problems" | Building 2, Pluyshchikha street 55, Moscow, 119121 | The person belongs to the group of persons to which the joint-stock company belongs | 2002 | | --- |

| No. | Company | Address | Relation | Date | | |
|---|---|---|---|---|---|---|
| 83. | Limited Liability Company "Artelecom-service" | Priorov proezd 4, Arkhangelsk town, 163071 | The person belongs to the group of persons to which the joint-stock company belongs | 21.11.2001 | | --- |
| 84. | Limited Liability Company "Svyaz-Service-Irga" | Esenin street 21, Ryazan town, RF, 390046 | The person belongs to the group of persons to which the joint-stock company belongs | 30.11.2002 | | --- |
| 85. | Limited Liability Company Private security business "Zashchita" | Sovetskaya street 47/1, Volgograd city, 400005 | The person belongs to the group of persons to which the joint-stock company belongs | 11.03.2002 | | --- |
| 86. | Limited Liability Company "Intmashservice" | Golubinskaya street 8, Volgograd city, 400131 | The person belongs to the group of persons to which the joint-stock company belongs | 23.04.1997 | | --- |
| 87. | Closed Joint Stock Company "Tsentel" | Tverskaya street 7, Moscow, 125375 | The person belongs to the group of persons to which the joint-stock company belongs | 26.03.1998 | | --- |
| 88. | Closed Joint Stock Company "Open communications" | Tverskaya street 7, Moscow, 125375 | The person belongs to the group of persons to which the joint-stock company belongs | 07.08.2000 | | --- |
| 89. | Closed Joint Stock Company "Incom" | Building 3, Zubovskyi boulevard 27/26, Moscow, 121021 | The person belongs to the group of persons to which the joint-stock company belongs | 28.08.2000 | | --- |
| 90. | Closed Joint Stock Company "Moscow's center of new technologies and telecommunications" | Arbat street 46, Moscow, 121002 | The person belongs to the group of persons to which the joint-stock company belongs | 09.10.2002 | | --- |
| 91. | Limited Liability Company "Holiday hotel "Malakhit"" | Shcherbak street 15, Yalta town, Autonomous republic of Crimea, Ukraine, 334200 | The person belongs to the group of persons to which the joint-stock company belongs | 28.08.2000 | | --- |
| 92. | Limited Liability Company "South-Giprosvyaz" | Gagarin street 67, Krasnodar city, 350062 | The person belongs to the group of persons to which the joint-stock company belongs | 24.12.2002 | | --- |
| 93. | Limited Liability Company | 3-rd Khoroshevskaya street | The person belongs to the group of persons to | | | |

| No. | Company | Address | Reason | Date | |
|---|---|---|---|---|---|
| | "SvyazProektService" | 11, Moscow, 123298 | which the joint-stock company belongs | 19.04.1999 | --- |
| 94. | Limited Liability Company "Giprosvyaz-Consulting" | 3-rd Khoroshevskaya street 11, Moscow, 123298 | The person belongs to the group of persons to which the joint-stock company belongs | 11.03.1999 | --- |
| 95. | Closed Joint Stock Company "CenterTelecom Service" | Room 101, Proletarskaya street 23, Khimki town, Moscow oblast, 141400 | The person belongs to the group of persons to which the joint-stock company belongs | 01.04.2003 | --- |
| 96. | Open Joint Stock Company "Russian telecommunications network" | Maroseika street 2/15, Moscow, 101000 | The person belongs to the group of persons to which the joint-stock company belongs | 02.03.2004 | --- |
| 97. | Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"" | Sukhe-Bator street 7, Ulan-Ude town, 670000 | The person belongs to the group of persons to which the joint-stock company belongs | 30.06.2004 | --- |
| 98. | Open Joint Stock Company "Health complex "Orbita"" | Village Olginka, Tuapse district, Krasnodar territory, 352840 | The person belongs to the group of persons to which the joint-stock company belongs | 18.12.2000 | --- |
| 99. | Limited Liability Company "RSU-Telecom" | Letter Б, building 2, Stachek boulevard 18, Saint Petersburg, 198095 | The person belongs to the group of persons to which the joint-stock company belongs | 25.11.2003 | --- |
| 100. | Limited Liability Company "RPK Svyazist" | Settlement Petrovskoe, Priozernyi district, Lenindgadskaya oblast | The person belongs to the group of persons to which the joint-stock company belongs | 26.11.2003 | --- |
| 101. | Limited Liability Company "Giprosvyaz-Siberia" | Vystavochnaya street 15/3, Novosibirsk city, 630078 | The person belongs to the group of persons to which the joint-stock company belongs | 26.01.2004 | --- |
| 102. | Limited Liability Company "STC-Finance" | Karasunskaya street 66, Krasnodar city, 350000 | The person belongs to the group of persons to which the joint-stock company belongs | 19.03.2003 | --- |
| 103. | Closed Joint Stock Company "Chita NET" | Tchaikovsky street 22, Chita town, 672090 | The person belongs to the group of persons to which the joint-stock company belongs | 25.08.2004 | --- |

| # | | Address | company belongs | Date | |
|---|---|---|---|---|---|
| 104. | Limited Liability Company "Tver-Telecom" | Novotorzhskaya street 24, Tver town, 170000 | The person belongs to the group of persons to which the joint-stock company belongs | 31.12.2004 | --- |
| 105. | Limited Liability Company "NWT-Finance" | Office 422, Bolshaya Morskaya street 26, Saint Petersburg, 191186 | The person belongs to the group of persons to which the joint-stock company belongs | 11.10.2004 | --- |
| 106. | Limited Liability Company "Giprosvyaz – North –West" | Konstantinovskyi avenue 11 a, Saint Petersburg, 197110 | The person belongs to the group of persons to which the joint-stock company belongs | 01.02.2005 | --- |
| 107. | Limited Liability Company "Wireless information technologies" | Lenin street 220. Yuzhno-Sakhalinsk town | The person belongs to the group of persons to which the joint-stock company belongs | 30.06.2005 | --- |
| 108. | Closed Joint Stock Company "Integrator. Ru" | Svetlanskaya street 57, Vladivostok city, 690950 | The person belongs to the group of persons to which the joint-stock company belongs | 30.06.2005 | --- |
| 109. | Open Joint Stock Company "National payphone network" | Building 22, Plupshchikha street 55, Moscow, 119121 | The person belongs to the group of persons to which the joint-stock company belongs | 30.09.2005 | --- |
| 110. | Closed Joint Stock Company "Sakhalinugol-Telecom" | Karl Marx street 32, Yuzhno-Sakhalinsk town, 693000 | The person belongs to the group of persons to which the joint-stock company belongs | 30.09.2005 | --- |
| 111. | Closed Joint Stock Company "ATC" | Novotorzhskaya street 22 a, Tver town, 170000 | The person belongs to the group of persons to which the joint-stock company belongs | 21.11.2005 | --- |
| 112. | Closed Joint Stock Company "Yugsvyazstroi" | Aivazovsky street 110/1, Krasnodar city, 350040 | The person belongs to the group of persons to which the joint-stock company belongs | 24.01.2001 | --- |
| 113. | Open Joint Stock Company "A-svyaz" | Shevchenko street 7, Blagoveshchensk town, 675000 | The person belongs to the group of persons to which the joint-stock company belongs | 23.06.2006 | --- |

| No. | Name | Address | Basis | Date | | | |
|---|---|---|---|---|---|---|---|
| 114. | Closed Joint Stock Company "ATC-32" | Mira street 94, Irkutsk city, 664002 | The person belongs to the group of persons to which the joint-stock company belongs | 27.06.2006 | --- | | --- |
| 115. | Closed Joint Stock Company "Zebra Telecom" | Building 3, Trubnaya street 24, Moscow, 103051 | The person belongs to the group of persons to which the joint-stock company belongs | 14.06.2006 | --- | | --- |
| 116. | Closed Joint Stock Company "Globus-Telecom" | Obraztsov street 38, Moscow, 127018 | The person belongs to the group of persons to which the joint-stock company belongs | 04.04.2006 | --- | | --- |
| 117. | Limited Liability Company "Telecomcenter" | Building 4, Dmitrovskoe shosse 33, Moscow, 127550 | The person belongs to the group of persons to which the joint-stock company belongs | 26.04.2006 | --- | | --- |
| 118. | Limited Liability Company "Parma-Inform" | Internatsionalnaya street 160, Syktyvkar town, Komi Republic, Russia, 167982 | The person belongs to the group of persons to which the joint-stock company belongs | 19.09.2006 | --- | | --- |
| 119. | Closed Joint Stock Company "Saint Petersburg information Company" ("SPiC") | Saint Petersburg, Russia | The person belongs to the group of persons to which the joint-stock company belongs | 05.12.2006 | --- | | --- |
| 120. | Closed Joint Stock Company "ATC-41" | Building 1, Pionerskaya street 11"A", Bratsk town, Irkutsk oblast, 665708 | The person belongs to the group of persons to which the joint-stock company belongs | 18.12.2006 | --- | | --- |
| 121. | Closed Joint Stock Company "Petersburg Transit Telecom" | Saint Petersburg, Russia | The person belongs to the group of persons to which the joint-stock company belongs | 22.01.2007 | --- | | --- |
| 122. | Open Joint Stock Company "Sakhatelecom" | Kurashov street 22, Yakutsk town, 677000 | The person belongs to the group of persons to which the joint-stock company belongs | 25.01.2007 | --- | | --- |
| 123. | Fariseev Valeryi Mikhailovich | Izhevsk city | The person belongs to the group of persons to which the joint-stock company belongs | 20.04.2007 | | 0,000049% | --- |
| 124. | Bogatkin Alexander Vladimirovich | Moscow | The person belongs to the group of persons to | 14.06.2007 | | | --- |

| No. | Name | Location | Relationship | Date | | |
|---|---|---|---|---|---|---|
| 125. | Petrov Mikhail Victorovich | Nizhny Novgorod city | which the joint-stock company belongs | 21.11.2005 | --- | --- |
| 126. | Shuleshov Nikolai Mikhailovich | Nizhny Novgorod city | The person belongs to the group of persons to which the joint-stock company belongs | 30.06.2006 | 0,002603% | 0,000421% |
| 127. | Zakharov Sergey Anatolievich | Nizhny Novgorod city | The person belongs to the group of persons to which the joint-stock company belongs | 01.10.2003 | --- | |
| 128. | Pyzhov Alexander Anatolievich | Orenburg city | The person belongs to the group of persons to which the joint-stock company belongs | 31.07.2006 | --- | |
| 129. | Metelkin Sergey Nikolaevich | Nizhny Novgorod city | The person belongs to the group of persons to which the joint-stock company belongs | 07.11.2006 | --- | |
| 130. | Mezin Dmitry Alexeevich | Nizhny Novgorod city | The person belongs to the group of persons to which the joint-stock company belongs | 16.10.2006 | --- | |
| 131. | Nelyubov Dmitry Valentinovich | Saratov city | The person belongs to the group of persons to which the joint-stock company belongs | 07.11.2006 | --- | |
| 132. | Sumin Yuri Afanasievich | Nizhny Novgorod city | The person belongs to the group of persons to which the joint-stock company belongs | 27.06.2007 | 0,000961% | 0,001220% |
| 133. | Ivanov Dmitry Vladimirovich | Saratov city | The person belongs to the group of persons to which the joint-stock company belongs | 06.06.2007 | --- | |
| 134. | Dubinin Vladimir Ilyich | Cheboksary town | The person belongs to the group of persons to which the joint-stock company belongs | 12.06.2007 | 0,000861% | 0,000065% |

| | | | | | | |
|---|---|---|---|---|---|---|
| 135. | Momotenko Nikolai Petrovich | Orenburg city | The person belongs to the group of persons to which the joint-stock company belongs | 01.03.2006 | | --- |
| 136. | Minnikhanov Kamil Mukhamedovich | Kazan city | The person belongs to the group of persons to which the joint-stock company belongs | 21.02.2005 | | --- |
| 137. | Morozov Anatolyi Vladimirovich | Saransk town | The person belongs to the group of persons to which the joint-stock company belongs | 27.06.2007 | | --- |
| 138. | Erokhin Dmitry Evgenievich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 03.11.2003 | | --- |
| 139. | Akulich Vladimir Alexandrovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 23.08.2004 | | --- |
| 140. | Martirosyan Vaagn Artavazdovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 08.06.2007 | | --- |
| 141. | Andreev Alexander Vladimirovich | Krasnodar city | The person belongs to the group of persons to which the joint-stock company belongs | 16.06.2006 | | --- |
| 142. | Ufimkin Anatolyi Yakovlevich | Ekaterinburg city | The person belongs to the group of persons to which the joint-stock company belongs | 27.01.2005 | | --- |
| 143. | Isaev Alexander Ivanovich | Novosibirsk city | The person belongs to the group of persons to which the joint-stock company belongs | 02.04.2007 | 0,000022% | --- |
| 144. | Kolpakov Anton Yurievich | Vladivostok city | The person belongs to the group of persons to which the joint-stock company belongs | 25.05.2007 | | --- |

| | | | | | |
|---|---|---|---|---|---|
| 145. | Sysoev Alexander Abramovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 01.07.2006 | -- |
| 146. | Gamzatov Gamzat Bilalovich | Makhachkala town | The person belongs to the group of persons to which the joint-stock company belongs | 02.08.2006 | -- |
| 147. | Kozelskyi Vyacheslav Evgenievich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 08.06.2007 | -- |
| 148. | Polishchuk Vladimir Petrovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 24.04.2003 | -- |
| 149. | Krasnoborod'ko Mikhail Ivanovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 14.11.2006 | -- |
| 150. | Voloshin Konstantin Gennadievich | Yakutsk town | The person belongs to the group of persons to which the joint-stock company belongs | 12.04.2007 | -- |
| 151. | Popov Evgenyi Yurievich | Yuzhno-Sakhalinsk town | The person belongs to the group of persons to which the joint-stock company belongs | 21.12.2005 | -- |
| 152. | Skrylnikov Alexey Mikhailovich | Vladivostok city | The person belongs to the group of persons to which the joint-stock company belongs | 01.08.2005 | -- |
| 153. | Lupyr Alexander Vasilievich | Yuzhno-Sakhalinsk town | The person belongs to the group of persons to which the joint-stock company belongs | 05.06.2007 | -- |
| 154. | Efimov Vladimir Pavlovich | Blagoveshchensk town | The person belongs to the group of persons to which the joint-stock company belongs | 03.07.2006 | -- |
| 155. | Afanasiev Anatolyi Ivanovich | Moscow | The person belongs to the group of persons to | 31.03.2007 | -- |

| | | | | which the joint-stock company belongs | | | |
|---|---|---|---|---|---|---|---|
| 156. | Shedenkov Oleg Stanislavovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 24.08.2004 | | | --- |
| 157. | Ostapchuk Alexey Vitalievich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 19.11.2002 | | | --- |
| 158. | Petrov Andrey Leonidovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 27.09.2004 | | | --- |
| 159. | Drynkin Gennady Sergeevich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 29.06.2007 | | | --- |
| 160. | Rykolenko Olga Efimovna | Yalta town | The person belongs to the group of persons to which the joint-stock company belongs | 04.09.2006 | | | --- |
| 161. | Kaledin Victor Mikhailovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 13.08.2001 | | | --- |
| 162. | Matrenin Vasilyi Fedorovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 06.04.2006 | | | --- |
| 163. | Bulgakova Marina Vladilenovna | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 16.10.2006 | | | --- |
| 164. | Kuchko Alexander Yurievich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 20.06.2007 | | | --- |
| 165. | Sokolov Vladimir Alexandrovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 18.08.2005 | | | --- |

| No. | Name | Location | Note | Date |
|---|---|---|---|---|
| 166. | Sopov Igor Sergeevich | Velikiy Novgorod town | The person belongs to the group of persons to which the joint-stock company belongs | 24.07.2006 |
| 167. | Vinogradov Yuri Nikolaevich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 24.10.2003 |
| 168. | Bukin Sergey Grigorievich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 24.10.2003 |
| 169. | Statkevich Sergey Vladimirovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 20.09.2006 |
| 170. | Rozhkov Edward Anatolievich | Syktyvkar town | The person belongs to the group of persons to which the joint-stock company belongs | 19.01.2006 |
| 171. | Shcherbakov Sergey Vladimirovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 01.02.2007 |
| 172. | Vavilin Alexander Alexandrovich | Arkhangelsk town | The person belongs to the group of persons to which the joint-stock company belongs | 15.06.2006 |
| 173. | Naboka Alexander Ivanovich | Barnaul town | The person belongs to the group of persons to which the joint-stock company belongs | 03.03.2007 |
| 174. | Shapovalov Vladimir Nikolaevich | Irkutsk city | The person belongs to the group of persons to which the joint-stock company belongs | 01.07.2005 |
| 175. | Ivanov Sergey Mikhailovich | Krasnoyarsk city | The person belongs to the group of persons to which the joint-stock company belongs | 01.05.2005 |
| 176. | Levin Dmitry Nikolaevich | Novosibirsk city | The person belongs to the group of persons to | 27.07.2006 |

| # | Name | Location | Description | Date | | |
|---|---|---|---|---|---|---|
| | | | which the joint-stock company belongs | | --- | 0,000011% |
| 177. | Antropov Vladimir Nikolaevich | Chita town | | 14.07.2003 | --- | 0,000008% |
| 178. | Maiba Vladimir Vasilievich | Irkutsk city | The person belongs to the group of persons to which the joint-stock company belongs | 19.06.2007 | --- | |
| 179. | Aganin Alexey Alexeevich | Bratsk town | The person belongs to the group of persons to which the joint-stock company belongs | 06.04.2007 | --- | |
| 180. | Izotov Alexey Victorovich | Ulan-Ude town | The person belongs to the group of persons to which the joint-stock company belongs | 25.05.2007 | --- | |
| 181. | Litvishko Sergey Alexeevich | Novosibirsk city | The person belongs to the group of persons to which the joint-stock company belongs | 31.05.2005 | --- | |
| 182. | Zelenkov Vladimir Anatolievich | Perm city | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | |
| 183. | Tsvet Galina Vladimirovna | Perm city | The person belongs to the group of persons to which the joint-stock company belongs | 14.04.2005 | --- | |
| 184. | Terentiev Kirill Sergeevich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 22.05.2006 | --- | |
| 185. | Lantukh Vladislav Vladimirovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 27.12.2004 | --- | |
| 186. | Sushilin Georgyi Mikhailovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 10.05.2007 | --- | |

| | | | | |
|---|---|---|---|---|
| 187. | **Byrdin Dmitry Alexandrovich** | *Twer town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *06.04.2007* | --- |
| 188. | **Kopytin Alexander Anatolievich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *28.02.2005* | --- |
| 189. | **Andreev Andrey Gennadievich** | *Vladimir town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *22.06.2007* | --- |
| 190. | **Shepelev Oleg Ivanovich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *09.11.2006* | --- |
| 191. | **Papulin Andrey Borisovich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *15.05.2006* | --- |
| 192. | **Kopachenko Leonid Nikolaevich** | *Vladimir town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *14.10.2004* | --- |
| 193. | **Kostenko Vitalyi Stepanovich** | *Twer town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *25.04.2005* | --- |
| 194. | **Lepikhov Yuri Nikolaevich** | *Khimki town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *16.02.2007* | --- |
| 195. | **Boitsev Alexander Victorovich** | *Ryazan town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *21.04.2006* | --- |
| 196. | **Yurkin Vladimir Ivanovich** | *Vladimir town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *18.04.2006* | --- |
| 197. | **Ushakov Valeryi Alexandrovich** | *Ryazan town* | *The person belongs to the group of persons to* | *27.07.2005* | --- |

| | | | | The person belongs to the group of persons to which the joint-stock company belongs | | |
|---|---|---|---|---|---|---|
| 198. | Kus'kov Vasilyi Grigorievich | Armavir town | 27.06.2002 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 199. | Evtushenko Konstantin Vladimirovich | Krasnodar city | 18.10.2004 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 200. | Zemtsev Alexander Vladimirovich | Stavropol town | 18.11.2002 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 201. | Krukhmalev Andrey Vladimirovich | Rostov-on-Don city | 17.12.1998 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 202. | Rodin Egor Egorovich | Krasnodar city | 21.11.2006 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 203. | Klitochenko Igor Vladimirovich | Volgograd city | 07.04.2006 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 204. | Kurochkin Valeryi Petrovich | Krasnodar city | 27.04.2007 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 205. | Drynkin Gennady Sergeevich | Moscow | 29.06.2007 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 206. | Salyukov Vladimir Vasilievich | Krasnodar city | 23.12.2006 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |
| 207. | Stolyarov Victor Vasilievich | Novosibirsk city | 26.01.2006 | The person belongs to the group of persons to which the joint-stock company belongs | | --- |

| No. | Name | Address | Reason | Date | | |
|---|---|---|---|---|---|---|
| 208. | Prilipko Victor Ivanovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |
| 209. | Razumovskyi Lev Grigorievich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |
| 210. | Lyubchenko Oleg Stepanovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |
| 211. | Kurashova Valentina Victorovna | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |
| 212. | Open Joint Stock Company Information technologies of communications" ("Svyazintek") | Building 2, Pluyshchikha street 55, Moscow, 119121 | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 30.06.2005 | --- | --- |
| 213. | Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya" (OJSC "ORK") | Pyatnitskaya street 70, Moscow, 113095 | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | --- |
| 214. | Tolstokhlebov Sergey Nikolaevich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 22.06.2007 | --- | --- |
| 215. | Closed Joint Stock Company Joint-Stock Bank "Gazprombank" | Raushskaya naberezhnaya 16, Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | --- |

Open Joint Stock Company VolgaTelecom

| № | Company | Address | Basis | Date | | |
|---|---|---|---|---|---|---|
| 216. | Closed Joint Stock Company "BaltAvtoPoisk" | Kharchenko street 13, Saint Petersburg, 194100 | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | --- |
| 217. | Closed Joint Stock Company "Leader" | Simpheropolskyi boulevard 13, Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | --- |
| 218. | Open Joint Stock Company "Moscow incorporated power-line company" | Ordzhonikidze street 27, Podolsk town, Moscow oblast | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | --- |
| 219. | Open Joint Stock Company "Moscow heat supply company" | Building 2, Bolshaya Tatarskaya street 46, Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | --- |
| 220. | Closed Joint Stock Company "PeterStar" | | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | --- |
| 221. | Closed Joint Stock Company "Professional telecommunications" | Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 30.06.2007 | --- | --- |
| 222. | Closed Joint Stock Company | Moscow | The person belongs to | 30.06.2007 | | |

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| | | | | |
|---|---|---|---|---|
| | "RadioTel" | | the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | -- |
| 223. | Closed Joint Stock Company "RTK-Invest" | Office 220, Building 1, Srednyi Tishinskyi pereulok 28, Moscow, 123557 | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 |
| 224. | Open Joint Stock Company "Telecominvest" | Nevskyi avenue 54, Saint Petersburg, 191011 | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 |
| 225. | Open Joint Stock Company "Tetrasvyaz" | Building 3, Bakhrushin street 36/14, Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 |

*Open Joint Stock Company VolgaTelecom*

# II. Changes that occurred in the list of affiliated persons for the period

**from** [0][1] [0][7] [2][0][0][7] **to** [3][0] [0][9] [2][0][0][7]

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 1. | The person ceased to be the Company's affiliated person due to its exclusion from the Uniform State Register of Legal Entities | 11.08.2006 | 19.07.2007 |

Content of data about affiliated person prior to the change:

| Full brand name or surname, name and patronymic name of affiliated person | Location of affiliated person or place of residence of natural person | Ground (grounds) due to which person is recognized to be affiliated | The date of the ground (grounds) occurrence | Equity share of affiliated person in the authorized capital of the joint-stock company | The share of ordinary stocks of the joint-stock company that belongs to affiliated person |
|---|---|---|---|---|---|
| 2 | 3 | 4 | 5 | 6 | 7 |
| Closed Joint Stock Company "Ericsson Syaz" | Gagarin avenue 37, Nizhny Novgorod city, 603009 | The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person | 25.05.1998 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 2. | Termination of authorities of the Company's Management board members, formation of a new composition of Management board basing on the Board of directors' decision. | 01.08.2007 | 01.08.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Omelchenko Sergey Valerievich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 31.07.2006 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Omelchenko Sergey Valerievich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |

## 2. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Astakhova Svetlana Leonidovna | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 31.07.2006 | --- | --- |

### Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Astakhova Svetlana Leonidovna | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |

## 3. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Dyakonov Mikhail Vasilievich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 31.07.2006 | --- | --- |

### Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Dyakonov Mikhail Vasilievich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |

## 4. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ershov Oleg Vladimirovich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 31.07.2006 | --- | --- |

### Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ershov Oleg Vladimirovich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |

## 5. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ketkov Alexander Yulievich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 31.07.2006 | --- | --- |

### Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|

| Ketkov Alexander Yulievich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |
|---|---|---|---|---|---|

**6. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Kostin Denis Borisovich | Moscow | The person is a member of the joint-stock company's collegial executive body | 30.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Kostin Denis Borisovich | Moscow | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |

**7. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Petrov Mikhail Victorovich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 31.07.2006 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Petrov Mikhail Victorovich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |

**8. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Popkov Nikolai Ivanovich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 31.07.2006 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Popkov Nikolai Ivanovich | Nizhny Novgorod city | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |

**9. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ulyanov Vladimir Vasilievich | Vyksa town of Nizhny Novgorod | The person is a member of the joint-stock company's collegial executive | 22.12.2006 | --- | --- |

Open Joint Stock Company VolgaTelecom

| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|---|
| | | oblast | body | | | |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ulyanov Vladimir Vasilievich | Vyksa town of Nizhny Novgorod oblast | The person is a member of the joint-stock company's collegial executive body | 01.08.2007 | --- | --- |

**10. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Shaginov Yuri Alexandrovich | Leningrad oblast | The person is a member of the joint-stock company's collegial executive body | 01.06.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 3. | The person ceased to be the Company's affiliated person due to its liquidation. | 10.08.2007 | 14.08.2007 |

**Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company "Digital Telecommunications" | Shumilov street 20, Cheboksary town, 428031 | The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person | 01.12.2002 | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 4. | The person ceased to be the Company's affiliated person due to termination of participation in the group of persons | 10.08.2007 | 14.08.2007 |

**Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Gorshenin Vladimir Vladimirovich | Cheboksary town | The person belongs to the group of persons to which the joint-stock company belongs | 16.01.2002 | --- | --- |

**Content of data about affiliated person after the change:**

| | 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|---|
| | --- | --- | --- | --- | --- | --- |

| № | Content of the change | | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|---|
| **5.** | *Reorganization of the Company's affiliated person in the form of transformation with the change of form of incorporation* | | 30.08.2007 | 05.09.2007 |

Content of data about affiliated person prior to the change:

| Full brand name or surname, name and patronymic name of affiliated person | Location of affiliated person or place of residence of natural person | Ground (grounds) due to which person is recognized to be affiliated | The date of the ground (grounds) occurrence | Equity share of affiliated person in the authorized capital of the joint-stock company | The share of ordinary stocks of the joint-stock company that belongs to affiliated person |
|---|---|---|---|---|---|
| 2 | 3 | 4 | 5 | 6 | 7 |
| *Closed Joint Stock Company "Nizhegorodeleservice"* | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, RF* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity* | *26.02.1997* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Limited Liability Company "NIZHEGORODTELESERVICE"* | *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, RF* | *The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this entity* | *26.02.1997* | --- | --- |

| № | Content of the change | | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|---|
| **6.** | *The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs* | | 11.04.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| Full brand name or surname, name and patronymic name of affiliated person | Location of affiliated person or place of residence of natural person | Ground (grounds) due to which person is recognized to be affiliated | The date of the ground (grounds) occurrence | Equity share of affiliated person in the authorized capital of the joint-stock company | The share of ordinary stocks of the joint-stock company that belongs to affiliated person |
|---|---|---|---|---|---|
| 2 | 3 | 4 | 5 | 6 | 7 |
| *Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"* | *Internatsionalnaya street 74, Barnaul town, 656049* | *The person belongs to the group of persons to which the joint-stock company belongs* | 30.11.2002 | --- | --- |
| *Polivkin Fedor Pavlovich* | *Barnaul town* | | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 7. | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | 19.04.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company "IK "Styaz" | Lenin street 60, Syktyvkar town, Komi Republic | The person belongs to the group of persons to | 01.10.2004 | --- | --- |
| Agalakov Alexander Yurievich | Syktyvkar town | which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 8. | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | 20.04.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Limited Liability Company "TO Aktsept" | Kommunarov street 235, Krasnodar city, 350020 | The person belongs to the group of persons to | 30.09.2004 | --- | --- |
| Lukashev Dmitry Gennadievich | Krasnodar city | which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |
| --- | --- | --- | --- | --- | --- |

2. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company TRC "Photon" | Zheleznodorozhnaya street 30, Krasnodar city, 350001 | The person belongs to the group of persons to | 01.10.2004 | --- | --- |
| Bogachev Alexander Nikolaevich | Krasnodar city | which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | 6 | The date of the change entry into the list of affiliated persons |
|---|---|---|---|---|
| | | 5 | 6 | 7 |
| 9. | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | 04.06.2007 | --- | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company "Telephone company – Ural" | Tekhnicheskaya street 18 6, Yekaterinburg city, 620090 | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2005 | --- | --- |
| Trefilov Sergey Leonidovich | Yekaterinburg city | | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | 6 | The date of the change entry into the list of affiliated persons |
|---|---|---|---|---|
| | | 5 | 6 | 7 |
| 10. | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | 02.04.2007 | --- | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Nikulin Anatolyi Ivanovich | Novosibirsk city | The person belongs to the group of persons to which the joint-stock company belongs | 05.03.2005 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | 6 | The date of the change entry into the list of affiliated persons |
|---|---|---|---|---|
| | | 5 | 6 | 7 |
| 11. | The person is affiliated due to joining the group of persons to which the Company belongs | 02.04.2007 | | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|

Content of data about affiliated person after the change:

| --- | 2 | 3 | 4 | --- | 5 | --- | 6 | --- |
|---|---|---|---|---|---|---|---|---|
| **Isaev Alexander Ivanovich** | Novosibirsk city | The person belongs to the group of persons to which the joint-stock company belongs | | 02.04.2007 | | --- | | --- |

| № | Content of the change | | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|---|
| **12.** | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | | 12.04.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Nikolaev Nikolai Vasilievich** | Yakutsk town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|---|
| **13.** | The person is affiliated due to joining the group of persons to which the Company belongs | | 12.04.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Voloshin Konstantin Gennadievich** | Yakutsk town | The person belongs to the group of persons to which the joint-stock company belongs | 12.04.2007 | --- | --- |

| № | Content of the change | | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|---|
| **14.** | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | | 27.04.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|

| | 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|---|
| **Sokolchik Alexander Georgievich** | *Krasnodar city* | *The person belongs to the group of persons to which the joint-stock company belongs* | --- | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| **15.** | *The person is affiliated due to joining the group of persons to which the Company belongs* | *27.04.2007* | *21.09.2007* |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Kurochkin Valeryi Petrovich** | *Krasnodar city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *27.04.2007* | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| **16.** | *The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs* | *10.05.2007* | *21.09.2007* |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Petrov Vladimir Alexandrovich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| **17.** | *The person is affiliated due to joining the group of persons to which the Company belongs* | *10.05.2007* | *21.09.2007* |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Sushilin Georgyi Mikhailovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 10.05.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 18. | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | 12.05.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Polosukhin Nikolai Alexandrovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 19. | The person is affiliated due to joining the group of persons to which the Company belongs | 12.05.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Drynkin Gennady Sergeevich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 29.06.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 20. | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | 25.05.2007 | 21.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Alexeev Anton Alexeevich | Saint Petersburg | The person belongs to the group of persons to | | --- | |

| | which the joint-stock company belongs | 28.09.2006 |
|---|---|---|

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 21. | The person is affiliated due to joining the group of persons to which the Company belongs | 25.05.2007 | 21.09.2007 |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Kolpakov Anton Yurievich* | *Vladivostok city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 25.05.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 22. | The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs | 08.06.2007 | 21.09.2007 |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Martirosyan Vaagn Artavazdovich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | 18.06.2005 | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

**2. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Pridantsev Sergey Vladimirovich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | 25.01.2006 | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 23. | *The person is affiliated due to joining the group of persons to which the Company belongs* | *08.06.2007* | *21.09.2007* |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Kozelskyi Vyacheslav Evgenievich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *08.06.2007* | --- | --- |

2. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Martirosyan Vaagn Artavazdovich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *08.06.2007* | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 24. | *Change of location of the Company's affiliated person* | *30.06.2007* | *21.09.2007* |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Limited Liability Company "Giprosvyaz–Siberia"* | *Gorky street 53, Novosibirsk city, 630099* | *The person belongs to the group of persons to which the joint-stock company belongs* | *26.01.2004* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Limited Liability Company "Giprosvyaz–Siberia"* | *Vystavochnaya street 15/3, Novosibirsk city, 630078* | *The person belongs to the group of persons to which the joint-stock company belongs* | *26.01.2004* | --- | --- |

| 25. | Update of equity share in authorized capital and share of the Company's ordinary stock held by affiliated person | 30.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Grigorieva Alla Borisovna* | *Moscow* | *The person is a member of the joint-stock company's Board of directors (supervisory council)* | 22.06.2007 | 0,00061% | --- |

2. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Grigorieva Alla Borisovna* | *Moscow* | *The person is a member of the joint-stock company's Board of directors (supervisory council)* | 22.06.2007 | 0,001122% | 0,00082% |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 26. | *The person is not the Company's affiliated person due to the update of information about the group of persons to which the Company belongs* | 30.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Closed Joint Stock Company "Rostelegraph"* | *Tverskaya street 7, Moscow, 103375* | *The person belongs to the group of persons to which the joint-stock company belongs* | 10.10.1995 | --- | 7 |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 27. | *The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs* | 03.06.2006 | 30.09.2007 |

*Open Joint Stock Company VolgaTelecom*

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Kiselev Alexander Nikolaevich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | 03.06.2006 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 28. | *The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs* | 22.06.2007 | 30.09.2007 |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Open Joint Stock Company "Obiedinennaya registrasionnaya kompaniya" (OJSC "ORK")* | *Pyatnitskaya street 70, Moscow, 113095* | *The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies)* | 22.06.2007 | --- | --- |

**2. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Tolstokhlebov Sergey Nikolaevich* | *Moscow* | *The person belongs to the group of persons to which joint-stock company belongs* | 22.06.2007 | --- | --- |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 29. | *The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs* | 22.06.2007 | 30.09.2007 |

**1. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company Joint-Stock Bank "Gazprombank" | Raushskaya naberezhnaya 16, Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 30. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 22.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company "BaltAvtoPoisk" | Kharchenko street 13, Saint Petersburg, 194100 | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 31. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 22.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company "Leader" | Simpheropolskyi boulevard 13, Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | --- | |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 32. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 22.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Open Joint Stock Company "Moscow incorporated power-line company" | Ordzhonikidze street 27, Podolsk town, Moscow oblast | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | | |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 33. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 22.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Open Joint Stock Company "Moscow heat supply company" | Building 2, Bolshaya Tatarskaya street 46, Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | | |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 34. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 22.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company "PeterStar" | --- | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of | 22.06.2007 | | |

Open Joint Stock Company VolgaTelecom

management bodies)

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 35. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 30.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company "Professional telecommunications" | Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 30.06.2007 | | 7 |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 36. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 30.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock Company "RadioTel" | Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 30.06.2007 | | 7 |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 37. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 22.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Closed Joint Stock | Office 220, Building 1, | The person belongs to the group of persons to | 22.06.2007 | | |

| Company "RTK-Invest" | Srednyi Tishinskyi pereulok 28, Moscow, 123557 | which the joint-stock company belongs (affiliation through the members of management bodies) | --- |
|---|---|---|---|

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 38. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 22.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Open Joint Stock Company "Telecominvest" | Nevskyi avenue 54, Saint Petersburg, 191011 | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | | |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 39. | The person is the Company's affiliated person due to the update of information about the group of persons to which the Company belongs | 22.06.2007 | 30.09.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| --- | --- | --- | --- | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Open Joint Stock Company "Tetrasvyaz" | Building 3, Bakhrushin street 36/14, Moscow | The person belongs to the group of persons to which the joint-stock company belongs (affiliation through the members of management bodies) | 22.06.2007 | | |

| № | Content of the change | The date of the change occurrence | The date of the change entry into the list of affiliated persons |
|---|---|---|---|
| 40. | Update of the date of the ground (grounds) occurrence due to which a person is recognized to be affiliated due to the update of information by the person entitled to dispose of more than 50% of the Company's voting shares | 31.03.2007 | 30.06.2007 |

1. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Akulich Vladimir | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 23.08.2006 | --- | |

Open Joint Stock Company VolgaTelecom

*Alexandrovich*

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Akulich Vladimir Alexandrovich* | *Saint Petersburg* | *The person belongs to the group of persons to which the joint-stock company belongs* | 23.08.2004 | --- | --- |

2. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Andreev Alexander Vladimirovich* | *Krasnodar city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 21.06.2002 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Andreev Alexander Vladimirovich* | *Krasnodar city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 16.06.2006 | --- | --- |

3. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Ufimkin Anatolyi Yakovlevich* | *Ekaterinburg city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 29.01.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Ufimkin Anatolyi Yakovlevich* | *Ekaterinburg city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 27.01.2005 | --- | --- |

4. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Omelchenko Sergey Valerievich* | *Nizhny Novgorod city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 27.04.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Omelchenko Sergey Valerievich* | *Nizhny Novgorod city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 26.04.2005 | --- | --- |

5. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Sysoev Alexander Abramovich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | 27.06.2006 | --- | --- |

Content of data about affiliated person after the change:

Open Joint Stock Company VolgaTelecom

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Sysoev Alexander Abramovich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *01.07.2006* | --- | --- |

6. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Polishchuk Vladimir Petrovich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Polishchuk Vladimir Petrovich* | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *24.04.2003* | --- | --- |

7. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Krasnoborod'ko Mikhail Ivanovich* | *Saint Petersburg* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Krasnoborod'ko Mikhail Ivanovich* | *Saint Petersburg* | *The person belongs to the group of persons to which the joint-stock company belongs* | *14.11.2006* | --- | --- |

8. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Popov Evgenyi Yurievich* | *Yuzhno-Sakhalinsk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Popov Evgenyi Yurievich* | *Yuzhno-Sakhalinsk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *21.12.2005* | --- | --- |

9. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Skrylnikov Alexey Mikhailovich* | *Vladivostok city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Skrylnikov Alexey* | *Vladivostok city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *01.08.2005* | --- | --- |

*Open Joint Stock Company VolgaTelecom*

| | |
|---|---|
| **Mikhailovich** | |

## 10. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Lupyr Alexander Vasilievich** | *Yuzhno-Sakhalinsk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Lupyr Alexander Vasilievich** | *Yuzhno-Sakhalinsk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *05.06.2007* | --- | --- |

## 11. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Efimov Vladimir Pavlovich** | *Blagoveshchensk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Efimov Vladimir Pavlovich** | *Blagoveshchensk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *03.07.2006* | --- | --- |

## 12. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Shedenkov Oleg Stanislavovich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Shedenkov Oleg Stanislavovich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *24.08.2004* | --- | --- |

## 13. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Ostapchuk Alexey Vitalievich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Ostapchuk Alexey Vitalievich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | *19.11.2002* | --- | --- |

## 14. Content of data about affiliated person prior to the change:

Open Joint Stock Company VolgaTelecom

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Petrov Andrey Leonidovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Petrov Andrey Leonidovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 27.09.2004 | --- | --- |

15. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Drynkin Gennady Sergeevich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Drynkin Gennady Sergeevich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 29.06.2007 | --- | --- |

16. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Rykolenko Olga Efimovna | Yalta town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Rykolenko Olga Efimovna | Yalta town | The person belongs to the group of persons to which the joint-stock company belongs | 04.09.2006 | --- | --- |

17. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Kaledin Victor Mikhailovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Kaledin Victor Mikhailovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 13.08.2001 | --- | --- |

18. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Matrenin Vasilyi Fedorovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Open Joint Stock Company VolgaTelecom

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Matrenin Vasilyi Fedorovich | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 06.04.2006 | --- | --- |

19. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Bulgakova Marina Vladilenovna | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Bulgakova Marina Vladilenovna | Moscow | The person belongs to the group of persons to which the joint-stock company belongs | 16.10.2006 | --- | --- |

20. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Kuchko Alexander Yurievich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Kuchko Alexander Yurievich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 20.06.2007 | --- | --- |

21. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Sokolov Vladimir Alexandrovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Sokolov Vladimir Alexandrovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 18.08.2005 | --- | --- |

22. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Sopov Igor Sergeevich | Velikiy Novgorod town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Sopov Igor Sergeevich | Veliky Novgorod town | The person belongs to the group of persons to which the joint-stock company belongs | 24.07.2006 | --- | --- |

23. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Vinogradov Yuri Nikolaevich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Vinogradov Yuri Nikolaevich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 24.10.2003 | --- | --- |

24. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Bukin Sergey Grigorievich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Bukin Sergey Grigorievich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 24.10.2003 | --- | --- |

25. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Statkevich Sergey Vladimirovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Statkevich Sergey Vladimirovich | Saint Petersburg | The person belongs to the group of persons to which the joint-stock company belongs | 20.09.2006 | --- | --- |

26. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Rozhkov Edward Anatolievich | Syktyvkar town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Rozhkov Edward | Syktyvkar town | The person belongs to the group of persons to which the joint-stock company belongs | 19.01.2006 | --- | --- |

*Open Joint Stock Company VolgaTelecom*

| | | | | | |
|---|---|---|---|---|---|
| *Anatolievich* | | | | | |

**27. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Shcherbakov Sergey Vladimirovich*** | *Saint Petersburg* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Shcherbakov Sergey Vladimirovich*** | *Saint Petersburg* | *The person belongs to the group of persons to which the joint-stock company belongs* | *01.02.2007* | --- | --- |

**28. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Vavilin Alexander Alexandrovich*** | *Arkhangelsk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Vavilin Alexander Alexandrovich*** | *Arkhangelsk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *15.06.2006* | --- | --- |

**29. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Naboka Alexander Ivanovich*** | *Barnaul town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Naboka Alexander Ivanovich*** | *Barnaul town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *03.03.2007* | --- | --- |

**30. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Shapovalov Vladimir Nikolaevich*** | *Irkutsk city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| ***Shapovalov Vladimir Nikolaevich*** | *Irkutsk city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *01.07.2005* | --- | --- |

**31. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ivanov Sergey Mikhailovich | Krasnoyarsk city | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ivanov Sergey Mikhailovich | Krasnoyarsk city | The person belongs to the group of persons to which the joint-stock company belongs | 01.05.2005 | --- | --- |

32. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Levin Dmitry Nikolaevich | Novosibirsk city | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Levin Dmitry Nikolaevich | Novosibirsk city | The person belongs to the group of persons to which the joint-stock company belongs | 27.07.2006 | --- | --- |

33. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Antropov Vladimir Nikolaevich | Chita town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Antropov Vladimir Nikolaevich | Chita town | The person belongs to the group of persons to which the joint-stock company belongs | 14.07.2003 | --- | --- |

34. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Maiba Vladimir Vasilievich | Irkutsk city | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Maiba Vladimir Vasilievich | Irkutsk city | The person belongs to the group of persons to which the joint-stock company belongs | 19.06.2007 | --- | --- |

35. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Aganin Alexey Alexeevich | Bratsk town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Aganin Alexey Alexeevich** | *Bratsk town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 06.04.2007 | --- | --- |

36. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Izotov Alexey Victorovich** | *Ulan-Ude town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Izotov Alexey Victorovich** | *Ulan-Ude town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 25.05.2007 | --- | --- |

37. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Litvishko Sergey Alexeevich** | *Novosibirsk city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Litvishko Sergey Alexeevich** | *Novosibirsk city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.05.2005 | --- | --- |

38. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Tsvet Galina Vladimirovna** | *Perm city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Tsvet Galina Vladimirovna** | *Perm city* | *The person belongs to the group of persons to which the joint-stock company belongs* | 14.04.2005 | --- | --- |

39. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Terentiev Kirill Sergeevich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Terentiev Kirill** | *Moscow* | *The person belongs to the group of persons to* | | | |

Open Joint Stock Company VolgaTelecom

| | | |
|---|---|---|
| **Sergeevich** | *which the joint-stock company belongs* | 22.05.2006 |

**40. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Lantukh Vladislav Vladimirovich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.03.2007 | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Lantukh Vladislav Vladimirovich** | *Moscow* | *The person belongs to the group of persons to which the joint-stock company belongs* | 27.12.2004 | --- | --- |

**41. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Byrdin Dmitry Alexandrovich** | *Twer town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.03.2007 | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Byrdin Dmitry Alexandrovich** | *Twer town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 06.04.2007 | --- | --- |

**42. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Kopytin Alexander Anatolievich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.03.2007 | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Kopytin Alexander Anatolievich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 28.02.2005 | --- | --- |

**43. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Andreev Andrey Gennadievich** | *Vladimir town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 31.03.2007 | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Andreev Andrey Gennadievich** | *Vladimir town* | *The person belongs to the group of persons to which the joint-stock company belongs* | 22.06.2007 | --- | --- |

*Open Joint Stock Company VolgaTelecom*

**44. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Shepelev Oleg Ivanovich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Shepelev Oleg Ivanovich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *09.11.2006* | --- | --- |

**45. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Papulin Andrey Borisovich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Papulin Andrey Borisovich** | *Ivanovo town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *15.05.2006* | --- | --- |

**46. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Kopachenko Leonid Nikolaevich** | *Vladimir town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Kopachenko Leonid Nikolaevich** | *Vladimir town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *14.10.2004* | --- | --- |

**47. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Kostenko Vitalyi Stepanovich** | *Twer town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

**Content of data about affiliated person after the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| **Kostenko Vitalyi Stepanovich** | *Twer town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *25.04.2005* | --- | --- |

**48. Content of data about affiliated person prior to the change:**

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Lepikhov Yuri Nikolaevich | Khimki town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Lepikhov Yuri Nikolaevich | Khimki town | The person belongs to the group of persons to which the joint-stock company belongs | 16.02.2007 | --- | --- |

49. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Boitsev Alexander Victorovich | Ryazan town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Boitsev Alexander Victorovich | Ryazan town | The person belongs to the group of persons to which the joint-stock company belongs | 21.04.2006 | --- | --- |

50. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Yurkin Vladimir Ivanovich | Vladimir town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Yurkin Vladimir Ivanovich | Vladimir town | The person belongs to the group of persons to which the joint-stock company belongs | 18.04.2006 | --- | --- |

51. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ushakov Valeryi Alexandrovich | Ryazan town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Ushakov Valeryi Alexandrovich | Ryazan town | The person belongs to the group of persons to which the joint-stock company belongs | 27.07.2005 | --- | --- |

52. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Kus'kov Vasilyi Grigorievich | Armavir town | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Kus'kov Vasilyi Grigorievich* | *Armavir town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *27.06.2002* | --- | --- |

53. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Evtushenko Konstantin Vladimirovich* | *Krasnodar city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Evtushenko Konstantin Vladimirovich* | *Krasnodar city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *18.10.2004* | --- | --- |

54. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Zemtsev Alexander Vladimirovich* | *Stavropol town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Zemtsev Alexander Vladimirovich* | *Stavropol town* | *The person belongs to the group of persons to which the joint-stock company belongs* | *18.11.2002* | --- | --- |

55. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Krukhmalev Andrey Vladimirovich* | *Rostov-on-Don city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Krukhmalev Andrey Vladimirovich* | *Rostov-on-Don city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *17.12.1998* | --- | --- |

56. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Rodin Egor Egorovich* | *Krasnodar city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *31.03.2007* | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| *Rodin Egor Egorovich* | *Krasnodar city* | *The person belongs to the group of persons to which the joint-stock company belongs* | *21.11.2006* | --- | --- |

57. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Klitochenko Igor Vladimirovich | Volgograd city | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Klitochenko Igor Vladimirovich | Volgograd city | The person belongs to the group of persons to which the joint-stock company belongs | 07.04.2006 | --- | --- |

58. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Salyukov Vladimir Vasilievich | Krasnodar city | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Salyukov Vladimir Vasilievich | Krasnodar city | The person belongs to the group of persons to which the joint-stock company belongs | 23.12.2006 | --- | --- |

59. Content of data about affiliated person prior to the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Stolyarov Victor Vasilievich | Novosibirsk city | The person belongs to the group of persons to which the joint-stock company belongs | 31.03.2007 | --- | --- |

Content of data about affiliated person after the change:

| 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|
| Stolyarov Victor Vasilievich | Novosibirsk city | The person belongs to the group of persons to which the joint-stock company belongs | 26.01.2006 | --- | --- |



**APPROVED by**

Annual general meeting of
OJSC VolgaTelecom shareholders
June 22, 2007.
Minutes № 7 of June 25, 2007
Chairman of the annual general meeting of
shareholders
_____S.V. Omelchenko

# *Changes to the Provision on the procedure of holding a general meeting of shareholders of*
## *Open Joint Stock Company VolgaTelecom*
## *(OJSC VolgaTelecom)*

Nizhny Novgorod city
2007

- State item 1.2. of article 1 in the wording: "1.2. Yearly the Company is obliged to hold the annual General meeting of stockholders.

The following issues are to be resolved at the annual General meeting of stockholders:

Election of the Board of directors of the Company,

Election of the Auditing committee of the Company,

Approval of the Company's auditor,

Approval of annual statements, annual accounting statements, including profit and loss statements (profits/loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends based on the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company on the basis of the fiscal year results,

And also other issues referred to the competencies of the General meeting of shareholders may be resolved."

- State item 4.1. of article 4 in the wording: "4.1. The communication on holding the general meeting of shareholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of submission of the demand about its holding (since the time of adopting a decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

The communication on holding the general meeting of shareholders is to be made in the form stipulated by the current legislation of the Russian Federation and the Company's Charter in the procedure defined by the Company's Board of directors."

# *Changes to the Charter of*
# Open Joint Stock Company VolgaTelecom
# (OJSC VolgaTelecom)

Nizhny Novgorod city
2007

- State item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at general meeting of shareholders have the right to claim the Company's provision of the list of persons having the right to participate in the meeting. However, the information from the documents and the mailing address of natural persons included in this list are provided only with the consent of these persons."
- State item 10.1. of article 10 in the wording: "10.1. The Company has the right to pass the resolution (to declare) on the payment of dividends on placed shares by the results of the first quarter, half year, nine months of a fiscal year and (or) by the results of the fiscal year. The resolution on the payment (declaration) of dividends by the results of the first quarter, half year and nine months of a fiscal year may be passed during three months after the relevant period expiry.

The source of dividends payment is the Company's after-tax profit (the Company's net profit). The Company's net profit is defined by the Company's accounting statement data. Dividends on preferred shares of specific types may be also paid at the cost of the Company's funds specially formed earlier for these purposes.

In case of the Company's reorganization in the form of take-over of other companies by it, the net profit of the Company is defined by summing up its net profit and the net profit (loss) of the affiliated companies calculated according to statutory regulations on bookkeeping in profit and loss statements of the affiliated companies as of the last reporting date (date of reorganization).

The resolution on dividends payment, dividend size and the form of its payment on the shares of each category (type) is passed by the general meeting of shareholders. The size of dividends may not be more than it was recommended by the Company's Board of directors.

The list of the persons having the right to receive dividends is made up as of the date of drawing up of the list of persons having the right to participate in the shareholders' general meeting, at which the resolution on the appropriate dividends payment is passed. For the purpose of making up the list of persons having the right to receive dividends, nominee holder of shares provides the data on the persons in which interests it holds the shares."
- State item 10.2. of article 10 in the wording: "10.2. Dividends on preferred A type shares are paid not later than 60 days since the day of passing the resolution on dividends payment, if a shorter term is not established by the resolution of general meeting of shareholders.

The size of annual dividends on preferred shares is defined in item 8.2 of the present Charter."
- State item 10.3. of article 10 in the wording: "10.3. Annual dividends on ordinary shares are paid on or before December 31 of the fiscal year in which the resolution was passed on annual dividends payment, if a shorter term is not established by the annual shareholders' general meeting resolution. Dividends on ordinary shares based on the results of the first quarter, half year, nine months of the fiscal year are paid not later than 60 days since the day of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution".
- State item 11.2 of article 11 in the wording: "11.2. The holder of the register of the Company's shareholders is a registrar who is carrying out the activities of maintenance of the registry of shareholders as its exclusive activities and has a license of the established form for carrying out these activities.

The approval of the Company's registrar and the provisions of agreement with it, and also the cancellation of the contract with the Company's registrar is carried out on the basis of the decision of the Company's Board of directors".
- Add sub-item 13.1) to item 12.2. of article 12 as follows: "13.1) payment (declaration) of dividends based on the results of the first quarter, half year, nine months of the fiscal year the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"
- State sub-item 13) of item 12.2 of article 12 in the wording: "13) Approval of annual statements, annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends based on the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company based on the results of the fiscal year,

the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

• State sub-item 18) of item 12.2. of article 12 in the wording: "18) Decision making on participation in financial and industrial groups, associations and other unions of business entities, passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

• State item 12.5 of article 12 in the wording: "12.5. The Company is obliged to hold an annual general meeting of shareholders annually.

Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year expiry.

The following issues should be resolved by annual general meeting of shareholders:

- Election of the Company's Board of directors,
- Election of the Company's Auditing committee,
- Approval of the Company's auditor,
- Approval of annual statements, annual accounting statements, including profit and loss statements (accounts of profits and losses) of the Company, and also distribution of profit, including payment (declaration) of dividends except for the profit distributed as dividends based on the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company based on the results of the fiscal year,

General meeting of shareholders may also resolve other issues referred to its competencies."

• State item 12.11. of article 12 in the wording: "12.11. The list of persons entitled to participate in general meeting of shareholders is made up on the basis of the data of the register of the Company's shareholders.

The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders is set not earlier than the date of adopting the decision to hold annual general meeting of shareholders, but not more than 50 days and not less than 45 days prior to the date of the meeting's holding.

The date of drawing up the list of persons entitled to participate in an extraordinary general meeting of shareholders is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 50 days and not less than 35 days prior to the date of its holding.

The date of drawing up the list of persons entitled to participate in an extraordinary general meeting of shareholders, the agenda of which contains the issue of election of the Board of directors of the Company is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 65 days prior to and not later than the date of communication on holding an extraordinary general meeting of shareholders."

• State item 12.12. of article 12 in the wording: "12.12. The communication on holding general meeting of shareholders should be made public not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders general meeting is to be held within 40 days since the time of submission of the request about its holding (since the time of adopting the decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

The communication about holding general meeting of shareholders should be sent within established deadlines to each person indicated in the list of persons having the right to participate in general meeting of shareholders, by registered mail or handed to each of the said persons with receipt acknowledgement and published in "Rossiiskaya gazeta" newspaper."

• State sub-item 11) of item 13.4 of article 13 in the wording: "11) The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of acquisition of the Company's shares with the view to pay them off, reports on shares retirement results, reports on the results of shareholders' submission of demands for redemption of shares belonging to them;"

• State sub-item 14) of item 13.4. of article 13 in the wording: "14) Recommendations on the distribution of profit, including on dividend size on the Company's shares and on the procedure of its payment, and losses of the Company based on the fiscal year results;"

• State sub-item 19) of item 13.4 of article 13 in the wording: "19) Preliminary approval of a transaction or several interrelated transactions connected to purchase, disposal or capability of

disposal by the Company directly or indirectly of the property which cost makes from 1 up to 25 percent of the balance cost of the Company assets defined according to its accounting statement as of the last reporting date;"

- Exclude sub-item 25) of item 13.4 of article 13.
- State sub-item 26) of item 13.4. of article 13 in the wording: "26) Appointment of a single executive body (General Director), definition of the term of his/her powers, and also an early termination of his/her powers and conclusion of labor contract with him/her;"
- State sub-item 34) of item 13.4 of article 13 in the wording: "34) Decision-making on the Company's participation in other business entities (initial participation, termination of participation, change of participation share, nominal cost of participation share, change of shares quantity or the par value of shares belonging to the Company);"
- Exclude sub-item 37) of item 13.4 of article 13.
- Exclude sub-item 15 of item 14.4. of article 14.
- Exclude paragraph 3 of item 14.7. of article 14.
- State paragraph 2 of item 15.4. of article 15 in the wording: "The rights, duties, size of labor remuneration and responsibility of the General Director are defined by the contract concluded by him/her with the Company. The contract with the General Director is concluded for the term of his/her office defined by the Company's Board of directors."

RECEIVED

APPROVED by

Annual general meeting of
OJSC VolgaTelecom shareholders
June 22, 2007.
Minutes № 7 of June 25, 2007
Chairman of the annual general meeting of
shareholders _____ S.V. Omelchenko

# *Changes to the Provision on the Board of directors of*
# Open Joint Stock Company VolgaTelecom
# (OJSC VolgaTelecom)

Nizhny Novgorod city
2007

■ State sub-item 3.1.1. of item 3.1. of article 3 in the wording: "3.1.1. To approach the Company with written requests for provision of the Company's information (documents) which is accessible to the public, and other information recognized by the Company as insider information, in the procedure established by the Company's internal documents."

■ State sub-item 3.1.2. of item 3.1. of article 3 in the wording: "To receive reimbursement of expenses connected to performance by him/her of functions of a member of the Company's Board of directors in the procedure established in the present Provision;

Provided that there is no prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation, - to receive compensation for performance of his/her duties of a member of the Company's Board of directors in the procedure established in the present Provision or to exercise the functions of the Board of directors' member without remuneration;"

■ State sub-item 3.2.12. of item 3.2. of article 3 in the wording: " 3.2.12. To inform the Company in writing on the establishment (lifting) of a prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation;"

■ State sub-item 3.2.13. of item 3.2. of article 3 in the wording: " 3.2.13. In case of his/her intention to exercise the functions of the Board of directors' member without remuneration, to inform the Company about it in writing."

■ State item 3.4. of article 3 in the wording: " 3.4. The Company is obliged to provide access to the information (documents) stipulated in item 3.1.1 of the present Provision to the Board of directors' member at his/her written request.

The required information and documents should be provided for familiarization to a member of the Board of directors within five days since the date of presentation of the relevant request, if the Company's internal documents defining the procedure of presentation of such information (documents) do not establish a different term, but not more than 30 days.

The Company is obliged to present the copies of documents necessary for the Board of directors' member at his/her request."

■ State item 6.3. of article 6 in the wording: "6.3. A session of the Board of directors is convoked by the chairman of the Board of directors following his/her own initiative, on demand of a member of the Board of directors, the Auditing committee, the auditor of the Company, a single or collegial executive body of the Company, and also on demand of the shareholders (shareholder) owning in aggregate at least 5 percent of the Company's voting shares.

The agenda of convoked session is defined by the chairman of the Board of directors with due account for approved work plan of the Board of directors and received requests of persons listed in paragraph one of the present item."

■ State item 6.5. of article 6 in the wording: "6.5. The notice on convocation of a session of the Board of directors is sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the session holding. The said period may be reduced in case of need for urgent solution of some issues provided that not a single member of the Board of directors objects to it. If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of sending the notice and the necessary materials should be reduced. The notice about the session holding is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype, telephone, electronic or other communication means). The notice about the session should contain the information provided in sub-items 6.4.3. - 6.4.8 of the present Provision, and also the address at which members of the Board of directors may submit their written opinion. On the initiative of bodies and persons entitled to require convocation of the Board of director's session, additional issues may be

included into the agenda of the convoked session, provided that not a single member of the Board of directors objects to it. A motion on including an additional issue into the agenda of the convoked session is to be presented in writing and is to contain the wording of such issue and also the information stipulated in sub-items 6.4.1, 6.4.2, 6.4.6 of the present Provision. Bodies and persons at which motion the session was convoked (an issue was included into the session's agenda) have the right to withdraw their motions in writing at any time prior to the time of summing up the results of voting on the proposed issues. If there are circumstances making the session of the Board of directors impossible or complicated in the place and (or) during the time of which the Board of directors' members were notified, the session with the planned agenda may take place at another location and (or) at other time. All members of the Board of directors should be notified about the change of the place and (or) time of the session of the Board of directors taking into consideration the necessary time for arrival of the Board of directors' members to the session. The notice on the said changes is sent to the members of the Board of directors in any form that guarantees the receipt of the notice by a member of the Board of directors at the address of location of the Board of directors' member or at the address of his/her correspondence receipt. All the Board of directors' members should be notified of the change of the session's agenda in the procedure established for notice on holding a session. The first (organizational) session of the Board of directors is held without a preliminary dispatch of notices on the day of the shareholders general meeting at which the Board of directors is elected (in case when the resolution on the election of the members of the Board of directors, and also the results of voting on it have been announced at the general meeting of shareholders at which the voting took place)."

■    State item 6.8. of article 6 in the wording: "6.8. When a session is held in the form of joint presence, the chairman is obliged to announce the written opinion of a member of the Board of directors absent at the session of the Board of directors on an agenda issue on which this opinion is submitted, prior to the beginning of voting. If the received written opinion (of the Board of directors' member absent at the session held in the form of joint presence, and also at absentee voting) contains a proposal of a draft decision differing from that suggested for voting originally, each member of the Board of directors is to report his/her opinion expressed by voting on such draft decision prior to the minutes drawing up."

■    State item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors, the minutes are taken.

The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of joint presence (the deadline for receipt of written opinions in case of absentee voting).

The following is stated in the session minutes:

• Place and time of the session held in the form of joint presence, or, in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors;

• The persons present at the session (in case of a session held in the form of joint presence);

• The persons who have presented their written opinion on the agenda issues;

• The agenda of the session;

• The draft decisions on the agenda issues put to voting, and the results of voting on them;

• Adopted decisions;

• Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision).

The minutes of the session of the Board of directors are signed by the person presiding over the session and by the Company's Corporate secretary.

In case of taking into account the written opinion of a member of the Board of directors when defining the quorum and voting results on the agenda issues, the written opinions on the agenda issues received from the members of the Board of directors are attached as supplements to the minutes.

The Company is obliged to keep the minutes of the sessions of the Board of directors at the location of its executive body in the procedure and during the terms established by federal

executive authority responsible for the securities market. If such terms are not established, the Company is obliged to keep the minutes of the Board of directors' sessions permanently.

The Company is obliged to provide the access to the minutes of the Board of directors' sessions to shareholders, and also to the Board of directors' members, to the Auditing committee members, to the Company's auditor.

A copy of the signed minutes is sent to the Board of directors' members during 3 business days since the date of signing in case of receipt of the relevant written request."

■ State item 7.1. of article 7 in the wording: "7.1. The Company incurs charges related to the Board of directors' activities, and compensates all document supported costs connected to performance of their functions to the Board of directors' members.

The Company's Board of directors member exercising his/her functions for remuneration, is charged and paid a fee for exercising his/her functions, and also the bonus to the remuneration stipulated by item 7.7. of the present article."

■ State item 7.2. of article 7 in the wording: "7.2. The remuneration to a member of the Board of directors consists of a quarterly and an annual remuneration."

■ State item 7.3. of article 7 in the wording: "7.3. Quarterly remuneration to a member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is established with a coefficient of 1,5.

Quarterly remuneration to a member of the Board of directors is reduced by:

30% - if he/she participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - if he/she participates in less than half of all held sessions of the Board of directors.

If during a quarter in case of the Board of directors' personal structure change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration), the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration."

■ State item 7.4. of article 7 in the wording: "7.4. The annual remuneration for the entire structure of the Board of directors of the Company is established as the sum of deductions in accordance with requirement criteria (percentage):

of the Company's EBITDA as per the data of IFRS accounting statement for the reporting year;

of the amount of the Company's net profit, based on the results of the reporting year, allocated for dividends' payment.

The annual remuneration of one member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of the present item, divided by the number of persons elected to the Board of directors.

In case of the Board of directors' personal structure change and/or the change of terms and conditions of exercising functions by the Board of directors' member (for a fee/without remuneration) during the period from the Board of directors' election by annual shareholders' general meeting till the next annual shareholders' general meeting, the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration.

The annual remuneration of a member of the Board of directors calculated in accordance with paragraphs four and five of the present item is reduced by 50% in case of his/her participation in less than half of all sessions of the Board of directors held during his/ her term of powers".

■ State item 7.5. of article 7 in the wording: "7.5. "Requirement criteria (percentage) of deductions for calculation of annual remuneration are defined by the resolution of annual general meeting of shareholders and are applied for determining the remuneration size of the persons exercising the functions of the Board of directors' members till the next annual shareholders' general meeting."

| CONCURRED by | APPROVED by |
|---|---|
| OJSC VolgaTelecom | OJSC VolgaTelecom Management board |
| Board of directors' | on December 14, 2006 |
| Corporate Governance Committee | Minutes No 20 of December 15, 2006 |
| Minutes No 5 of 28.11.06 | Chairman of OJSC VolgaTelecom Management board |



_____ S.V. Omelchenko

# REGULATIONS for

## OJSC VolgaTelecom corporate conflicts resolution

Nizhny Novgorod city,

2006

Regulations for OJSC VolgaTelecom corporate conflicts resolution (hereinafter – "Regulations") are elaborated for the purpose of raising the level and improving the quality of activity of Open Joint Stock Company VolgaTelecom (hereinafter – "Company") on ensuring compliance with and protection of shareholders' rights, protection of property interests and goodwill of the Company.

The Regulations are elaborated according to RF current legislation, the Charter, the Code of Corporate Governance and internal documents of OJSC VolgaTelecom.

The Regulations govern pretrial actions of the Company on corporate conflicts resolution.

## 1. Terms and definitions

For the purposes of these Regulations the applicable terms mean:

**The Company's bodies** -- the Board of directors, collegial executive body (the Management board), single executive body (the General Director) of the Company;

**Shareholder** – a shareholder, a group of shareholders of the Company or a person authorized by a shareholder or group of shareholders of the Company;

**Corporate conflict** – disagreement and conflicts arising between the Company's shareholders, the Company's shareholders and bodies, these disagreements and conflicts result or may result in one of the following consequences:
- violation of current legislation norms, the Company's Charter or internal documents, shareholders rights (a group of shareholders);
- lawsuits against the Company, its bodies (their members);
- early termination of office of the Company's operating bodies (their members);
- substantial changes in shareholding structure;

**Application** – written suggestion, petition or complaint addressed to the Company, and also shareholder's oral application to the Company;

**Responsible subdivision** -- structural subdivision of the Company's general directorate or of a regional subsidiary, which competencies comprise the resolution of originated corporate conflict;

**Head of regional subsidiary** – deputy to the General Director of the joint-stock company - director of the Company's regional subsidiary or its deputy;

**Arbitration court** – standing Arbitration court or Arbitration court formed by the parties for the purpose of specific dispute resolution;

**Competent court** – Russian Federation's subject Arbitration court - for disputes subject to Arbitration courts consideration, regional courts - for disputes subject to consideration by the court of general jurisdiction, according to the competencies established by arbitration adjective or civil adjective legislation of the Russian Federation.

## 2. General provisions

2.1.     The Company makes efforts for maximum complete and the fastest detection of conflicts if they have arisen or may arise in the Company, and ensures accurate coordination of actions of all bodies of the Company, these actions being intended at the conflicts resolution.

2.2.     The Company endeavors to ensure corporate conflicts detection at the earliest stages of their development and diligence of their resolution on the part of the Company, its officials and employees.

2.3.     The Company timely defines its clear and justified position in the conflict and brings it to the notice of the shareholder who has applied to the Company, in time set by the present Regulations and current legislation of the Russian Federation.

2.4.     The Company's reply to the shareholder's application should be overall and circumstantial, and the communication on refusal to meet shareholder's request or claim stated in the application – motivated and based on RF legislation provisions.

2.5.     The Company's consent to meet shareholder's claim may require the shareholder's taking some sort of actions stipulated by legislation, the Company's Charter or other internal documents of the Company. In this case the Company's reply to the shareholder should contain exhaustive list of such conditions, and provide information needed for their fulfillment (for example, the size of fee for making copies of documents requested by shareholder or the Company's bank details).

2.6.     In cases when there is no dispute between a shareholder and the Company on the essence of their obligations, but disagreements have arisen on the procedure, method, dates and other conditions of meeting them, the Company should propose to the shareholder that the differences should be reconciled and lay down the conditions on which the Company is ready to meet the shareholder's claim.

## 3. The procedure of functioning of the Company's bodies on corporate conflicts resolution

3.1.     Corporate conflicts are considered and resolved in accordance with the competencies of the Company's bodies on the issue. The competencies of each body of the Company are defined by the Company's Charter.

3.2.     The Corporate secretary timely detects imminent corporate conflicts and advises the appropriate bodies of the Company of them.

3.2.1.     The Corporate secretary:
- registers shareholders' applications;
- forwards shareholders' applications to the Company's body which competencies are to consider this issue;
- exercises control over timely and due consideration of shareholders' applications;
- arranges preparation of replies to the applications incoming from shareholders.

3.3.     The General Director resolves corporate conflicts on all the issues that are not referred to the competencies of other bodies of the Company.

3.3.1.     The General Director defines responsible subdivision for consideration of an application and preparation of reply to a shareholder.

3.3.2.    For the purpose of objective and comprehensive consideration of shareholder's application and reply preparation the responsible subdivision is entitled to request documents, materials, information necessary for application consideration from other departments and services of the General directorate, regional subsidiaries of the Company.

3.3.3.    By the results of application's consideration the responsible subdivision prepares the reply on the essence of points raised in the application and submits it for the General Director's signature.

3.3.4.    The reply should be prepared and sent to the shareholder – applicant not later than 30 days after the application's receipt by the Company.

In cases when the issues raised in the application require resolution, when special audit is necessary, additional materials need to be requested, and other actions are to be taken, the time limits for consideration of shareholder's application may be extended, and the applicant is advised of the extension.

Shareholders' oral applications received by the General Director at meetings with individuals, labor collectives, public organizations, and also by telephone are registered in special checklists in the procedure established by office administration local legal act approved by the General Director, and the applications are transferred to the responsible subdivision defined as per the resolution specified in the checklist.

The oral applications are considered within the time limits set in checklists, the reply in writing is forwarded to the shareholder-applicant.

3.3.5.    Upon completion of shareholder's application handling, a copy of the reply and one original of the checklist are sent to the Company's Corporate secretary.

3.4.    In case when the shareholder's application is received by the Company's regional subsidiary, the Head of the regional subsidiary is assigned to arrange registration, record-keeping and consideration of the application.

Within 3 business days from the application receipt time the regional subsidiary head is obliged to send a copy of the shareholder's application to the Company's Corporate secretary.

Concurrently with sending the reply to the shareholder-applicant, a copy of this reply is provided to the Company's Corporate secretary.

3.5.    The Company Board of directors resolves corporate conflicts on the issues referred to its competencies. The Board of directors' Corporate Governance Committee (hereinafter – "Committee") assists in corporate conflicts prevention, assists and if needed, participates in their resolution.

It is reasonable that the Committee considers corporate conflicts which subject is actions (inactivity) of the General Director or the Management board or the acts adopted by them.

3.6.    The major task of the Company's bodies in the course of corporate conflict resolution is to find such a resolution which would serve the Company's interests, being lawful and well-grounded.

Conflict should be resolved with direct participation of a shareholder by means of direct negotiations or correspondence with him/her.

The decision on corporate conflict resolution is made by the appropriate body of the Company in the procedure established for making other decisions by that body.

The Company's bodies according to their competencies contribute to the implementation of agreements signed on behalf of the Company with shareholders, and also enforce their decisions on corporate conflict resolution or arrange decision implementation.

3.7.     In case when considering an application filed in favor of the third parties it turned out that they protest in writing against its consideration, the application consideration is terminated.

3.8.     With a view to ensure corporate conflict assessment objectiveness and create conditions for its effective resolution, the persons whose interests are affected by the conflict or may be affected by the conflict should not participate in decision making on this conflict.

3.8.1.     If the conflict at some stage of its development affects or may affect the interests of the Company's General Director or member of the Management board, then its resolution is to be transferred to the Committee. The Board of directors' members whose interests are affected or may be affected by the conflict have no right to participate in this conflict resolution.

3.8.2.     A person obliged to participate in conflicts resolution by virtue of its authority in the Company, should inform the Corporate secretary in writing that the conflict affects or may affect his/her interests, immediately when that person gets to know that.

## 4.  The Company's participation in resolution of corporate conflicts between shareholders

4.1.     The record of received written or oral applications from shareholders and other persons testifying to the fact that corporate conflict between the Company's shareholders is imminent or originating is kept according to item 3.2. of the present Regulations.

4.2.     The Company's General Director decides whether the dispute affects the Company's interests and whether his/her participation will contribute to such dispute settlement.

4.2.1.     In case when a corporate conflict between the Company's shareholders is imminent or arising the General Director within his/her competencies is entitled to offer the Company's intermediary services to the shareholders in conflict resolution. The General Director or a person authorized by him/her may act as an intermediary.

4.2.2.     Besides the General Director the Board of Directors' Corporate Governance Committee (its members) of the Company may act as intermediary in corporate conflict resolution given the consent of shareholders being the parties to the conflict.

4.2.3.     The Company's bodies, their members or representatives may provide information and documents at their disposal and related to the conflict, interpret the provisions of the Company's internal documents, give advisory opinions and recommendations, prepare drafts of documents on conflict resolution to be signed by shareholders.

4.3.     The Company's bodies, their members or representatives may act as intermediary by means of correspondence with corporate conflict participants or by way of negotiations offering the Company's premises satisfactory for both the parties of the conflict for conducting the negotiations.

4.4.     The fundamentals of negotiations between the shareholders and the Company  acting as a intermediary in the dispute are:
- voluntariness;
- fair practices and neutrality;

- total control over the results of the procedure exercised by the parties;
- non-confrontational nature of negotiations;
- confidentiality;
- wide range of possible mutually acceptable resolutions of the dispute.

## 5. Arbitration proceeding

5.1.     In case when a corporate conflict between the Company and a shareholder may not be resolved, the dispute settlement may be transferred to the Arbitration court.

5.2.     The dispute may be transferred to the Arbitration court after the parties have entered into the Arbitration agreement establishing the procedure of Arbitration court formation, the number of arbitrators and the court's composition.

5.3.     The procedure of formation, dispute consideration and decision making of the Arbitration court is defined by the Parties' consent in accordance with the provisions of Federal law of 24.07.2002 № 102-ФЗ "On Arbitration courts in the Russian Federation".

## 6.Con   cluding remarks

6.1.     The above-mentioned provisions on pretrial resolution of corporate conflicts do not prevent the persons whose rights are violated from applying to the competent court.



# QUATERLY REPORT

## Open Joint Stock Company VolgaTelecom

The issuer's code:  | 0 | 0 | 1 | 3 | 7 | - | A |

## For quarter III of 2007

*The issuer's location: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation.*

The information
contained in this quarterly report is subject to disclosure in
accordance with the Russian Federation legislation on securities

| | | |
|---|---|---|
| General Director | *signature* | /S.V. Omelchenko/ signator |
| Date: November 13, 2007 | | |
| Chief accountant | | /N.I. Popkov/ signator |
| Date: November 13, 2007 | | |

Contact person: Expert of 1-st category
Mrs. Mironova Elena Petrovna

Phone:(831)437 51 39
Fax:   (831)430 67 68
E-mail: gd@vt.ru

The address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=543

# Table of contents

# V. Detailed data on persons - members of the issuer's management bodies, the issuer's bodies controlling its financial-economic activities, and brief data on the issuer's employees (workers)

# VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

# VII. The issuer's accounting reporting and other financial information

## VIII. Additional information on the issuer and issuing securities placed by the issuer

# Introduction

**The issuer's full and abbreviated brand name:**

The issuer's full brand name:

*Открытое акционерное общество "ВолгаТелеком"*

The issuer's full brand name in English:

*Open Joint Stock Company VolgaTelecom*

The issuer's abbreviated brand name: *ОАО "ВолгаТелеком"*

The issuer's abbreviated brand name in English: *OJSC VolgaTelecom*


**The issuer's location:**

*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*


**The issuer's contact telephone numbers and e-mail address:**

Phone: *(831) 437 50 09; 437 50 00*

Fax: *(831) 430 67 68*

E-mail: gd@vt.ru


**The address of the web site in the Internet where the full text of the issuer's quarterly report is posted:**

http://www.vt.ru/?id=312


**The grounds of the issuer's obligation to disclose the information in the form of quarterly report:**

- *the issuer is a joint stock company established as a result of privatization of state enterprise, and in accordance with privatization plan approved as established by law which plan as of the date of its approval was the prospectus of emission of the issuer's shares, as the privatization plan provided for the capability of the issuer's shares carve-out to more than 500 purchasers;*
- *the issuer has securities in circulation – the bonds for which the prospectus of securities was registered.*

*"The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activities and the results of the issuer's activities, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activities in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report".*

# I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons who signed the quarterly report

**1.1. Persons forming the issuer's management bodies structure**

1.1.1. The issuer's collegial management body: **Board of directors**
**Personal structure of the issuer's Board of directors:**
Chairman: *Kuznetsov Sergey Ivanovich*
Year of birth: *1953*

Members of the Board of directors:
*Andreev Vladimir Alexandrovich*
Year of birth: *1951*
*Bilibin Yuri Alexandrovich*
Year of birth: *1971*
*Gavrilenko Anatolyi Anatolievich*
Year of birth: *1972*
*Grigorieva Alla Borisovna*
Year of birth: *1967*
*Degtyarev Valeryi Victorovich*
Year of birth: *1957*
*Enin Evgenyi Petrovich*
Year of birth: *1958*
*Zhelonkin Vladimir Borisovich*
Year of birth: *1967*
*Omelchenko Sergey Valerievich*
Year of birth: *1963*
*Savchenko Victor Dmitrievich*
Year of birth: *1960*
*Fedorov Oleg Romanovich*
Year of birth: *1968*

1.1.2. The issuer's collegial executive body: **Management board**
**Personal structure of the issuer's Management board:**
Chairman of the Management board: *Omelchenko Sergey Valerievich*
Year of birth: *1963*

Members of the Management board:
*Astakhova Svetlana Leonidovna*
Year of birth: *1974*
*Dyakonov Mikhail Vasilievich*
Year of birth: *1954*
*Ershov Oleg Vladimirovich*
Year of birth: *1977*
*Ketkov Alexander Yulievich*
Year of birth: *1972*
*Kostin Denis Borisovich*
Year of birth: *1969*

*Petrov Mikhail Victorovich*
Year of birth: *1973*
*Popkov Nikolai Ivanovich*
Year of birth: *1973*
*Ulyanov Vladimir Vasilievich*
Year of birth: *1951*
*Shaginov Yuri Alexandrovich*
Year of birth: *1975*

1.1.3. The issuer's single executive body: **General Director**

**The person holding the post of the issuer's single executive body:**

*Omelchenko Sergey Valerievich*
Year of birth: *1963*

## 1.2 Data on the issuer's bank accounts

The data are provided in regard to at least 10 settlement and other accounts of the issuer that are considered by the issuer to be its GL accounts:

# The list of accounts of OJSC VolgaTelecom's General directorate

## General directorate

| № | Account number | TIN | Bank | BIC | Corresponding account № | The bank department where the account is established. Location. | Currency | Account category |
|---|---|---|---|---|---|---|---|---|
| 1 | 40702810142020002011 | 7707083893 | Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank | 42202603 | 30101810900000000603 | Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005 | RUR | Expens |
| 2 | 40702810442020001796 | 7707083893 | Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank | 42202603 | 30101810900000000603 | Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005 | RUR | Receip |
| 3 | 40702810642020400003 | 7707083893 | Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank | 42202603 | 30101810900000000603 | Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005 | RUR | Expens |
| 4 | 40702978342020000276 | 7707083893 | Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank | 42202603 | 30101810900000000603 | Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005 | EUR | Curren currenc |
| 5 | 40702978142020200276 | 7707083893 | Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank | 42202603 | 30101810900000000603 | Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005 | EUR | Transi currenc |
| 6 | 40702840742020000276 | 7707083893 | Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank | 42202603 | 30101810900000000603 | Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005 | USD | Curren currenc |
| 7 | 40702840542020200276 | 7707083893 | Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank | 42202603 | 30101810900000000603 | Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005 | USD | Transi currenc |
| 8 | 40702840800010369714 | 7710030411 | Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank" | 44525545 | 30101810300000000545 | Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155 | USD | Curren currenc |

| № | Account number | INN | Bank name | BIC | Correspondent account | Bank address | Currency | Type |
|---|---|---|---|---|---|---|---|---|
| 9 | 40702810200010369713 | 7710030411 | Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank" | 44525545 | 30101810300000000545 | Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155 | RUR | Expen |
| 10 | 40702840100010369715 | 7710030411 | Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank" | 44525545 | 30101810300000000545 | Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155 | USD | Trans curren |
| 11 | 40702810800000001352 | 7744001497 | Joint stock bank of gas industry "GAZPROMBANK" (closed joint stock company), Branch of Joint Stock Bank "Gazprombank" (CJSC) | 42202764 | 30101810700000000764 | Branch of Joint Stock Bank "Gazprombank" (CJSC) in Nizhny Novgorod city, Piskunov street 3/5, 603005 | RUR | Expen |
| 12 | 40702840224000011872 | 7702070139 | Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank" | 42202837 | 30101810200000000837 | OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950 | USD | Curren curren |
| 13 | 40702978824000011872 | 7702070139 | Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank" | 42202837 | 30101810200000000837 | OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950 | EUR | Curren curren |
| 14 | 40702840324000021872 | 7702070139 | Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank" | 42202837 | 30101810200000000837 | OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950 | USD | Trans curren |
| 15 | 40702978924000021872 | 7702070139 | Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank" | 42202837 | 30101810200000000837 | OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950 | EUR | Trans curren |
| 16 | 40702810924000011872 | 7702070139 | Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank" | 42202837 | 30101810200000000837 | OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950 | RUR | Receip |
| 17 | 40702810800000001038 | 7710301140 | Intra-regional commercial bank of communications and IT development (open joint stock company), (OJSC JSCB "Svyaz-Bank") | 44525848 | 30101810900000000848 | OJSC JSCB "Svyaz-Bank" Tverskaya street 7, Moscow, 125375 | RUR | Receip expen |
| 18 | 40702810200320000097 | 7710301140 | Intra-regional commercial bank of communications and IT development (open joint stock company) Nizhny Novgorod regional branch | 042202700 | 30101810900000000700 | OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, Pozharskyi street 20, Nizhny Novgorod city, 603005 | RUR | Receip expen |
| 19 | 40702810100320100097 | 7710301140 | Intra-regional commercial bank of communications and IT development (open joint stock company) Nizhny Novgorod regional branch | 042202700 | 30101810900000000700 | OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, Pozharskyi street 20, Nizhny Novgorod city, 603005 | RUR | Expen |

Information about the auditor (auditors) carrying out (carried out) independent audit of the issuer's bookkeeping and financial (accounting) statement comprising quarterly report on the basis of the contract concluded with the auditor (s), and also about the auditor (auditors) approved (selected) for the audit of the issuer's annual financial (accounting) statement based on the results of current or accomplished fiscal year:

Full brand name:
*Limited Liability Company Ernst & Young*
Abbreviated brand name: *Ernst & Young LLC*
Location: *Building 1, Sadovnicheskaya Naberezhnaya 77, Moscow, 115035, the Russian Federation*
TIN: *7717025097*
Phone: *(495) 705-97-00* Fax: *(495) 755-97-01*
E-mail: moscow@ru.ey.com
Data on the auditor's license:
License number: *№ E002138, approved by Ministry of Finance order № 223 of September 30, 2002.*
Date of issue: *30.09.2002.*
Validity term: *till 30.09.2007.*
The authority that issued the license: *the Russian Federation Ministry of Finance*
Data on the auditor's affiliation to boards, associations or to other trade associations (organizations):
*Ernst & Young LLC participates in the activities of Advisory council for foreign investments in Russia operating under the chairmanship of Ernst & Young LLC and the Chairman of the Russian Federation Government.*

*Ernst & Young LLC also cooperates with Russian Union of Industrialists and Entrepreneurs, Association of Russian banks, International center for taxes and investments, Moscow International Business Association, European Business Association, American Chamber of Commerce and Business council for corporate governance in Europe emerging markets under the auspices of World Economic Forum, and also interacts with Russian legislative authorities and ministries on the issues related to business.*

*Ernst & Young LLC officers take active part in the activities of the above listed organizations. It means that the Company's experts not only have the idea of political and economic factors affecting the business of our customers, but also of the course of problems solution and persons defining this process.*

Ernst & Young LLC experts are the members of the following committees:

**Russian Union of Industrialists and Entrepreneurs:**

*Working group for taxation and currency exchange regulation; Working group for judicial reform; Working group for the problems of SME development; Committee for corporate governance; Working group for gas industry reform; Working group for the problems of financial and securities market; Working group for power industry reform.*

**American Chamber of Commerce:**

*Committees: for capital markets and financial services; customs and transport; power industry; financial markets; labor relations; IT and communications; investments; leasing; property; security; taxation.*

**Union of German Economy:**

*Committee for foreign trade; Committee for taxes and financial reporting.*

**Non-commercial partnership "Institute of professional accountants of Russia":**

*Executive council; Committee for international relations of the Institute of professional accountants of Russia. Ernst & Young LLC is a member of this organization – minutes № 11/-05 of November 23, 2005.*

*Ernst & Young LLC is also a longstanding member of Association of Russian banks.*

Fiscal year for which the auditor conducted independent check of bookkeeping and financial (accounting) statement of the issuer:
*RAS accounting statement for 2006, financial statements for 2006 as per international standards.*
The factors that may affect the independence of the auditor from the issuer:
*There are no such factors.*
The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):
Availability of the auditor's equity shares (the auditor's officials) in the issuer's authorized capital:
*none.*
Provision of borrowings to the auditor (the auditor's officials) by the issuer: *none.*
Availability of close business relations and also of kindred relations: *none.*
Data on the issuer's officials being simultaneously the auditor's officials: *There are no such persons.*

The procedure of the issuer's auditor selection.
Availability of tender procedure related to the auditor selection:
*Starting since 2006 fiscal year the procedure of the auditor selection is regulated by "Provision on the procedure of holding tender of selecting an auditor for mandatory check of accounting bookkeeping and drawing up of financial (accounting) statement of OJSC VolgaTelecom. In 2003 - 2005 there was no such procedure.*

The procedure of nominating the auditor's candidacy for the approval by the shareholders' meeting:
*The auditor's candidacy is preliminary approved by the Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of the annual general meeting of shareholders. The auditor is elected by voting at the annual general meeting of shareholders.*

Information about the activities carried out by the auditor within special audit engagements:
*In regard to accounting statement for year 2006 there were no activities within special audit engagements.*
The procedure of assessment of the auditor's fee size:
*The size of the fee for the auditor's services is determined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's employees depending on the employees' category and time spent by the employees to render these services.*
*The actual fee paid to the auditor for 2003 is RUR 12 569 567.*
*The actual fee paid to the auditor for 2004 is RUR 11 838 894.*
*The actual fee paid to the auditor for 2005 is RUR 23 263 243.*

13

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor:

*There are no deferred and delayed payments for the services rendered by the auditor.*

## 1.4. Data on the issuer's appraiser

In regard to the appraiser (appraisers) being involved (involved) by the issuer in the reporting quarter:

*During the reporting quarter the issuer did not involve the appraiser*

*- to determine the market price of securities being placed and of placed securities in circulation;*

*- to render other services of evaluation related to securities issue.*

Data on the appraiser involved in reassessment of property, plant and equipment of the issuer or the issuer's real property assets for the last 5 accomplished fiscal years and during the reporting quarter:

*During the last 5 accomplished fiscal years and the reporting quarter the issuer did not involve the appraiser in reassessment of property, plant and equipment or real property assets.*

## 1.5. Data on the issuer's advisers

Financial adviser at securities market which renders the appropriate services to the issuer on the basis of contract and also other persons rendering consulting services related to securities issue to the issuer, and which signed quarterly report and/or registered offering memorandum of securities being in circulation:

*During the reporting quarter the issuer did not involve such advisers.*

Data on other advisers the disclosure of which, by the issuer's opinion, is essential for making the decision on acquisition of the issuer's securities:

*During the reporting quarter the issuer did not involve such advisers.*

## 1.6. Data on other persons who signed this quarterly report

*There are no other persons who signed this quarterly report.*

## 2.1. Indicators of the issuer's financial-economic activities

Indicators characterizing the issuer's financial standing:

| Indicator's description | Accounting treatment | Q 3-2006 | Q 3-2007 |
|---|---|---|---|
| The issuer's net assets value, RUR thousand | In accordance with the procedure established by Russia's Ministry of Finance and/or federal body of executive authority for securities market for joint-stock companies | 18 314 645 | 20 023 880 |
| Ratio of raised funds amount to capital and reserves, % | (Long-term liabilities at the reporting period end + Current liabilities at the reporting period end) / (Capital and reserves at the reporting period end) x 100 | 86,7 % | 99,2 % |
| Ratio of current liabilities amount to capital and reserves, % | (Current liabilities at the reporting period end) / (Capital and reserves at the reporting period end) x 100 | 25,7 % | 36,9 % |
| Cover of payments for debts service, % | (Net profit of the reporting period + Amortization deductions of the reporting period) / (Liabilities that were due to redemption during the reporting period + interest due to payment in the reporting period) x 100 | 87,5 % | 61,4 % |
| Overdue debt level, % | (Overdue debt at the reporting period end) / (Long-term liabilities at the reporting period end + Current liabilities at the reporting period end) x 100% | 1,7 % | 0 |
| Accounts receivable turn-over, times | (Proceeds from sale of commodities, products, works and services net of VAT, excise and similar taxes and compulsory payments) / (Accounts receivable at the reporting period end – Debt of participants (promoters) as regards contributions to authorized capital at the reporting period end) | 5,5 times | 6,4 times |
| Share of dividends in profit, % | (Dividends on ordinary shares based on the results of the accomplished fiscal year) / (Net profit based on the results of the accomplished fiscal year – Dividends on preferred shares based on the results of the accomplished fiscal year) x 100 | - | - |
| Labor efficiency, RUR/man | (Proceeds) / (Staff on the payroll) | 361 571 | 502 961 |
| Depredation and amortization to proceeds amount, % | (Amortization expenses) / (Proceeds) x 100 | 13,5 % | 13,9 % |

*The growth of net assets value is the basic initial indicator of the enterprise financial standing stability. For 9 months of 2007 the issuer's net assets value has grown by 9,3% or RUR 1 709 million vs. similar period of the past year.*

*The indicators of the ratio of raised funds amount to capital and reserves and the ratio of current liabilities to capital and reserves are the indicators of the issuer's financial leverage. The greater these indicators are, the greater is the issuer's financial leverage from external counterparties, the lower are indicators the lower is the Company's leverage. During 9 months of 2007 the issuer's financial leverage from external counterparties has slightly grown.*

*At 30.09.2007 the share of raised funds in the issuer's capital and reserves was 99,2%, which is by 12,5% more vs. similar period of the past year.*

*The share of current liabilities in the issuer's capital and reserves during 9 months of 2007 has grown by 11,2% vs. similar period of the past year and accounted for 36,9%.*

*The issuer has an acceptable debt load and is relatively independent from creditors.*

*The dynamics of labor efficiency indicator (increase by 39,1% vs. similar period of the past year) testifies to the fact that the issuer's activities efficiency has improved.*

*Basing on the results of evaluation of the issuer's financial standing for the periods under analysis OJSC VolgaTelecom is the company with reasonable financial standing. Upon the whole the issuer's solvency and financial stability are at acceptable level.*

*The issuer has fair chances to for further development. The implementation of scheduled investment projects will help OJSC VolgaTelecom to achieve more efficient operation.*

## 2.2. The issuer's market capitalization

Information about the issuer's market capitalization at the end date the last accomplished reporting period:

**OJSC VolgaTelecom total market capitalization:**

| End date of the last accomplished reporting period | Total capitalization, US$ | Total capitalization, RUR |
|---|---|---|
| 30.09.2007 | *1 522 639 244* | *37 988 783 303* |

*At the end date of the reporting period the issuer's shares are allowed for circulation by two trading organizers at securities market:*
- *Open Joint Stock Company "Stock Exchange "Russian Trading System" (OJSC "RTS");*
- *Closed Joint Stock Company "Stock Exchange MICEX" (CJSC "SE MICEX").*

*OJSC "RTS" - trading organizer was selected for calculation of market price of a share for 2007, the issuer's shares have been circulating in OJSC "RTS" trading system since November 2004.*

Methods of determining the issuer's market capitalization:

*Year 2007*

*Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by market price of a share of this category (type). The market price is determined in accordance with "The procedure of calculation of market price of issuing securities and investment shares and investment funds allowed for circulation via trading organizers" approved by Russia's FCSM Regulation № 03-52/пс of 24.12.2003 (registered with the Ministry of justice of the Russian*

16

*Market price of issuing securities allowed for circulation via a trading organizer is calculated in the following way:*

*In case if during a selling day on the date of calculation of market price of a security there were made ten and more transactions via the trading organizer, then the market price is calculated as weighted average price (rate) of one security under the transactions made during the selling day via the trading organizer.*

*In case if during a selling day on the date of calculation of market price of a security there were made less than ten transactions via the trading organizer (including the case when there were no transactions), then the market price is calculated as weighted average price (rate) of one security for the last ten transactions made during the last 90 selling days via the trading organizer.*

*In case if during the last 90 selling days via the trading organizer there were made less than ten transactions on one security, then the market price is not calculated.*

*In case if on the date of the trading organizer's determination of security's market price the market price is not calculated, then the latest in time market price calculated by the trading organizer and established during 90 selling days is recognized to be the market price.*

## Ordinary registered shares:

| End date of the last accomplished reporting period | US$/RUR rate*, RUR | Market price, 03-52/пс, RUR | Quantity of shares | Capitalization, US$ | Capitalization, RUR |
|---|---|---|---|---|---|
| 30.09.2007 | 24,9493 | 124,11764 | 245 969 590 | 1 223 648 159 | 30 529 165 023 |

*\* Official US$/RUR rate established by the Russian Federation Central Bank at the end date of the reporting period.*

## Preferred registered shares:

| End date of the last accomplished reporting period | US$/RUR rate*, RUR | Market price, 03-52/пс, RUR | Quantity of shares | Capitalization, US$ | Capitalization, RUR |
|---|---|---|---|---|---|
| 30.09.2007 | 24,9493 | 90,98937 | 81 983 404 | 298 991 085 | 7 459 618 280 |

*\* Official US$/RUR rate established by the Russian Federation Central Bank at the end date of the reporting period.*

**Note:**

*To prepare the data at September 30, 2007 only the information about market transactions concluded at OJSC "RTS" stock exchange was used.*

## 2.3. The issuer's liabilities

### 2.3.1. Accounts payable

Total amount of accounts payable and total amount of overdue accounts payable of the issuer are provided at 01.10.2007:

| | | |
|---|---|---|
| thousand* | | |
| Total amount of overdue accounts payable, RUR thousand | *273 842* | *0* |

*\* The funds are reflected from lines 590 "Total for section Long-term liabilities" and 690 "Total for section Current liabilities" minus line 640 " Unearned revenue" of the accounting balance-sheet.*

**The issuer's credit policy is intended at the increase of share of long-term liabilities in the total amount of the Company's accounts payable.**

**The advantages of long-term borrowings:**

- **Debt load is distributed for a longer period;**

- **Insignificant spread between the cost of short-term borrowings and long-term borrowings with other advantages;**

- **Wider capabilities to manage the debt portfolio in order to increase the debts' liquidity and to minimize the costs to raise borrowed funds;**

- **Conducting the operations with own debt securities allows for flexible management of arrears.**

**The issuer has no overdue accounts payable at 30.09.2007.**

The structure of OJSC VolgaTelecom accounts payable with indication of obligation performance date for quarter 3 of 2007:

*At 30.09.2007*

| | Maturity | |
|---|---|---|
| **Accounts payable description** | **Less than a year** | **More than a year** |
| Trade payables, RUR thousand | *2 680 313* | |
| Including overdue trade payables, RUR thousand | | *X* |
| Accounts payable to the Company's personnel, RUR thousand | *243 461* | |
| Including overdue accounts payable, RUR thousand | | *X* |
| Accounts payable to budget and government extrabudgetary funds, RUR thousand | *294 376* | |
| Including overdue accounts payable, RUR thousand | | *X* |
| Credits, RUR thousand | *2 083 565* | *1 630 000* |
| Including overdue, RUR thousand | | *X* |
| Loans, total, RUR thousand | *220 295* | *8 592 795* |
| Including overdue, RUR thousand | | *X* |
| Including bonded loans, RUR thousand | - | |
| Including overdue bonded loans, RUR thousand | | |
| Other accounts payable, RUR thousand * | *1 571 621* | *2 107 530* |
| Including overdue, RUR thousand | | |
| Total, RUR thousand | *7 093 631* | *12 330 325* |
| Including overdue total, RUR thousand | - | *X* |

*\* exclusive of unearned revenue.*

18

## 2.3.2. The issuer's credit history

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's assets book value, at 01.10.2007 and for the last 5 accomplished fiscal years:

| Liability description | Creditor's (debt holder's) name | The amount of principal debt, RUR/foreign currency | Term of credit (loan)/ debt schedule | Availability of delay in obligation performance as regards the payment of principal debt amount and/or fixed interest, delay duration, days |
|---|---|---|---|---|
| **2002** | | | | |
| In 2002 the specified credit agreements and (or) loan contracts were not concluded. | | | | |
| **2003** | | | | |
| Bonded loan | Legal entities and natural persons | **RUR 1 000 000 000** | **21.02.2003/ 21.02.2006** | There is no delay, the loan was repaid. |
| **2004** | | | | |
| Credit line | RF Savings bank | **RUR 1 480 000 000** | **09.06.2004/ 09.06.2009** | There is no delay, the credit was repaid. * |
| **2005** | | | | |
| BT-2 series bonded loan | Legal entities and natural persons | **RUR 3 000 000 000** | **06.12.2005/ 30.11.2010 (Offer 05.12.2008)** | There is no delay. |
| BT-3 series bonded loan | Legal entities and natural persons | **RUR 2 300 000 000** | **06.12.2005/ 30.11.2010** | There is no delay. |
| **2006** | | | | |
| BT-4 series bonded loan | Legal entities and natural persons | **RUR 3 000 000 000** | **12.09.2006/ 03.09.2013 (Offer 10.09.2009)** | There is no delay. |
| **9 months of 2007** | | | | |
| In quarter 3 of 2007 the specified credit agreements and (or) loan contracts were not concluded. | | | | |

*\* The credit was repaid in full ahead of schedule in quarter 4 of 2005 in order to reduce the costs for debt portfolio servicing and to substitute the credits for funds raised by BT-2 series bonds floatation.*

1. Full description of securities: *Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory centralized custody.*
The issue's state registration number and the date of state registration of the securities issue:
*4-44-00137-A of 10.11.2005.*
The body that conducted state registration of the securities issue: *Russia's FFMS*
The date of state registration of the report on the results of the securities issue: *11.01.2006.*
The body that conducted state registration of the report on the results of the securities issue:
*Russia's FFMS*
The quantity of the issue securities: *3 000 000 bonds*
Par value of each bond of the issue: *RUR 1 000*

*of the report on the results of the bonds issue.*

2. Full description of securities: *Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory centralized custody.*
The issue's state registration number and the date of state registration of the securities issue: *4-45-00137-A of 10.11.2005.*
The body that conducted state registration of the securities issue: *Russia's FFMS*
The date of state registration of the report on the results of the securities issue: *11.01.2006.*
The body that conducted state registration of the report on the results of the securities issue: *Russia's FFMS*
The quantity of the issue securities: *2 300 000 bonds*
Par value of each bond of the issue: *RUR 1 000*
The volume of the securities issue at par value: *RUR 2 300 000 000, which amounts to 7,23% of the issuer's assets book value at the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.*

3. Full description of securities: *Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody.*
The issue's state registration number and the date of state registration of the securities issue: *4-46-00137-A of 06.06.2006.*
The body that conducted state registration of the securities issue: *Russia's FFMS*
The date of state registration of the report on the results of the securities issue: *19.10.2006.*
The body that conducted state registration of the report on the results of the securities issue: *Russia's FFMS*
The quantity of the issue securities: *3 000 000 bonds*
Par value of each bond of the issue: *RUR 1 000*
The volume of the securities issue at par value: *RUR 3 000 000 000, which amounts to 8,87% of the issuer's assets book value at the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.*

| Obligation's description | Principal debt amount, RUR thousand | Maturity date | | Interest rate, % | Repayment dates | |
|---|---|---|---|---|---|---|
| | | Schedule | Actually | | Schedule | Actually |
| Bonded loan (BT-2 series) | 3 000 000 | 30.11.2010 | Maturity date has not occurred. | 8,2% | 06.06.2006 | 06.06.2006 |
| | | | | | 05.12.2006 | 05.12.2006 |
| | | | | | 05.06.2007 | 05.06.2007 |
| | | | | | 04.12.2007 | Repayment dates have not occurred. |
| | | | | | 03.06.2008 | |
| | | | | | 02.12.2008 | |
| | | | | It is defined by the issuer. | 02.06.2009 | |
| | | | | | 01.12.2009 | |
| | | | | | 01.06.2010 | |
| | | | | | 30.11.2010 | |
| Bonded loan (BT-3 series) | 2 300 000 | 30.11.2010 | Maturity date has not occurred. | 8,5% | 06.06.2006 | 06.06.2006 |
| | | | | | 05.12.2006 | 05.12.2006 |
| | | | | | 05.06.2007 | 05.06.2007 |
| | | | | | 04.12.2007 | Repayment dates have not |
| | | | | | 03.06.2008 | |

| | | | | | 01.12.2009 | |
| | | | | | 01.06.2010 | |
| | | | | | 30.11.2010 | |

| Obligation's description | Principal debt amount, RUR thousand | Maturity date | | Interest rate, % | Repayment dates | |
|---|---|---|---|---|---|---|
| | | Schedule | Actually | | Schedule | Actually |
| Bonded loan (BT-4 series) | *3 000 000* | *03.09.2013* | Maturity date has not occurred. | *7,99%* | *12.12.2006* | *12.12.2006* |
| | | | | | *13.03.2007* | *13.03.2007* |
| | | | | | *12.06.2007* | *13.06.2007(*)* |
| | | | | | *11.09.2007* | *11.09.2007* |
| | | | | | *11.12.2007* | |
| | | | | | *11.03.2008* | |
| | | | | | *10.06.2008* | |
| | | | | | *09.09.2008* | |
| | | | | | *09.12.2008* | |
| | | | | | *10.03.2009* | |
| | | | | | *09.06.2009* | |
| | | | | | *08.09.2009* | |
| | | | | It is defined by the issuer. | *08.12.2009* | |
| | | | | | *09.03.2010* | |
| | | | | | *08.06.2010* | |
| | | | | | *07.09.2010* | Repayment dates have not occurred. |
| | | | | | *07.12.2010* | |
| | | | | | *08.03.2011* | |
| | | | | | *07.06.2011* | |
| | | | | | *06.09.2011* | |
| | | | | | *06.12.2011* | |
| | | | | | *06.03.2012* | |
| | | | | | *05.06.2012* | |
| | | | | | *04.09.2012* | |
| | | | | | *04.12.2012* | |
| | | | | | *05.03.2013* | |
| | | | | | *04.06.2013* | |
| | | | | | *03.09.2013* | |

\* *According to item 9.3 of the Decision on securities issue, if the date of the Bonds' coupon yield falls on a day-off irrespective whether it is a state holiday or a day-off for settlement operations, then the due amount is paid on the first business day following the day-off. June 12, 2007 is a non-business day, so the coupon yield was paid on June 13, 2007.*

### 2.3.3. The issuer's liabilities from the guarantee provided to third parties

Total amount of the issuer's liabilities from the issuer's provided guarantee and the total amount of liabilities of third parties for which the issuer provided guarantee to the third parties, including in the form of pledge or surety:

| | Q 3-2007 |
|---|---|
| Total amount of the issuer's liabilities from the guarantee provided by it, RUR thousand: | *6 287 071* |
| including | |

21

| | |
|---|---|
| in the form of surety, RUR thousand: | *2 056 952* |
| Total amount of liabilities of third parties for which the issuer provided guarantee to the third parties, RUR thousand: | *2 056 952* |
| including<br>in the form of pledge, RUR thousand | - |
| in the form of surety, RUR thousand: | *2 056 952* |

The information on each of the issuer's liabilities from the guarantee provided in the reporting quarter to third parties, including in the form of pledge or surety, amounting to at least 5% of the issuer's assets book value for the reporting quarter:

*The issuer did not have such liabilities in quarter 3 of 2007.*

### 2.3.4. The issuer's other liabilities

*There are no issuer's agreements, including time transactions, not shown in its accounting balance-sheet which may materially affect the issuer's financial standing, its liquidity, sources of finance and terms of their utilization, results of activities and expenses.*

## 2.4. The purposes of the issue and the trends of usage of resources obtained from the issuing securities placement

Information about the issues carried out in the form of public offering or private offering under which the company received funds in the reporting quarter:

*In the reporting quarter the issuer did not issue securities.*

## 2.5. Risks related to the acquisition of being placed (placed) issuing securities

### 2.5.1. Industry risks

The impact of potential deterioration of situation in the issuer's industry on its activities and performance of securities obligations. The most important potential changes in the industry, and also the issuer's assumed actions in this case:

*Deterioration of the issuer's position in the industry may be caused by the reasons of general economic nature:*

- *potential damping of solvent demand of the residential sector for communication services related to deterioration of financial-economic standing of the region's population and upon the whole in the Russian Federation;*
- *potential general drop of production in Russian economy and deterioration of financial standing of commercial undertakings of the region;*
- *potential deterioration of state of the Russian Federation and the region's budgets implementation, which would contribute to the reduction of financing of state-financed*

- economical risks typical for the Russian Federation upon the whole, including the availability of probability of changes in legislation which may result in the reduction of the issuer's profit or tightening of taxation procedure as regards the yield on the issuer's securities;
- potential change of the country's line of policy;

and by the reasons related to:

- malfunctions of networks and systems which may negatively affect the Company's activities and its financial performances. OJSC VolgaTelecom is continuously improving its strategy to overcome the consequences of the events of such kind;
- the increase in the equipment cost, electric power and other utility services (products) required for the Company's operation; this may result in the increase in the products (services) prime cost and have effect on the Company's efficiency indicators.

In addition, the issuer's standing in the market is complicated by the following factors:

- dependence on Russia's Federal Service for Tariffs in establishing regulated tariffs and also ambiguity of tariff reform nature and its timeline;
- change of interaction pattern with OJSC Rostelecom in 2006.

In 2006 within the framework of realization of the Government's arrangements of reorganization of telecom industry (liberalization of long-distance communication market) the issuer when rendering DLD and ILD services to customers passed to new pattern of interaction with OJSC Rostelecom; the relations with it are governed by network interconnection contract and the contract of the issuer's services for value to OJSC Rostelecom.

- change of interaction pattern with connected operators in 2006.

In accordance with regulations effective since January 1, 2006 the procedure of settlements with connected operators has substantially changed.

Prior to January 1, 2006 the settlements for connection and traffic transit services as related to local telephony services were unilateral; as related to ILD, DLD and intra-region telephony, connected operators received a part of revenues from rendering the said services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the settlements for connection and traffic transit services when rendering all kinds of telephony services are of mutual nature and consist of the following kinds of payments: payment for arrangement of connection point, fee for using the connection point, payment for each minute of transited traffic.

Thus, along with arising additional revenues from connection and traffic transit services the Company incurs additional expenses related to the payments to operators for arrangement of connection points, using the connection points and traffic transit via the operator's network.

In addition, connection and traffic transit services have become the services the prices for which are regulated by the government. Correspondingly, the procedure of their formation, including defining the size of profit taken into account in such prices, is defined by the appropriate regulatory authority (Order №51 of 19.06.2006 of Federal Service for Supervisory control in communications area).

Status of essential operator:

According to orders of Federal Service for Supervisory control in telecommunications area № 39 of 21.10.05, №№ 40 and 31 of 24.10.05, № 52 of 22.12.05 the Company is included into the Register of operators occupying essential position in PSTN.

Telecommunications operator occupying essential position in PSTN is obliged to render services of connection and traffic transit services to any carrier approaching the operator; herewith none of the carriers may be prioritized. The refusal of telecommunications operator occupying essential position in PSTN to conclude the contract of electric communication networks connection is not allowed, except for the cases when connection of electric communication networks and their interaction contradict terms and conditions of licenses issued to the carriers or the regulations

23

*The prices for rendered services of connection and traffic transit are to be established to be equal for all carriers, except for the cases, when the law and other legal acts allow for granting privileges to certain categories of users.*

*Tariffs for telecommunication services:*
*In accordance with the Russian Federation Government regulation № 627 of 19.10.2005 the prices for connection and traffic transit services rendered by operators occupying essential position in PSTN are subject to government regulation. These prices are regulated by Rossvyaznadzor as agreed upon with Russia's Federal Service for Tariffs.*
*Federal Service for Tariffs approved accounting treatment of economically justified expenses and standard profit (Order № 139-c/1 of September 5, 2006).*
*OJSC VolgaTelecom approved the tariffs for connection and traffic transit services since 01.07.2006.*

*Since February 1, 2007 Russia's Federal Service for Tariffs approved compensation bonus in the amount of RUR 0,44 per minute (Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006) applicable to the price for the services of local and zone initiation of call at establishment of DLD and ILD calls. This compensation bonus allows for the operators to cover the losses occurring when rendering regulated local calls services. It should be noted that since 01.01.2008 it is scheduled to abolish the compensation bonus for call initiation (Government regulation № 637 of 24.10.06).*
*In accordance with the Russian Federation Government Regulation № 637 of 24.10.2005 the Company approved mandatory tariff schedules for residential subscribers with Russia's Federal Service for Tariffs: tariff schedules with time rate system of payment; with subscriber's fee system of payment for unlimited number of calls if time charging system is available; with combined system of payment and with subscriber's fee system of payment if there is no time charging system; these tariff schedules came into force since February 1, 2007.*

*Tariff schedules were set on the basis of speaking activity of the Company's subscribers, i.e. of the volume of service consumption.*

*Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006 sets the following ceiling tariffs for local and intra-region communication services:*
*- provision of access – from RUR 5000 to RUR 9000 depending on the regional subsidiary and subscriber's category (resident or legal entity);*
*- provision of a line for permanent use – RUR 120 or RUR 125 for residents depending on the regional subsidiary and RUR 140 for entities;*
*- provision of local phone call – RUR 0,22 per minute of the call (RUR 0,23 in Nizhny Novgorod subsidiary).*

### 2.5.2. Country and regional risks

Risks related to political and economic situation in the country (countries) and in the region where the issuer is registered as a taxpayer and/or carries out core activities provided that the issuer's core activities in this country (region) bring 10 and more percent of revenues for the last accomplished reporting period preceding the end date of the last reporting quarter:

*Government regulation of telecom industry brings in to the Company's activities risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.*
*The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activities and its capacity to perform its obligations.*
*In future, the reasons of the situation destabilization may be:*

24

*management subjects is reduced for the regulatory body. Hence, the company occupying leading positions in the Volga region communications segment would attract more attention to its activities from the part of the state regulatory authorities.*

- *Reduction by regional authorities of financing of programs of telephonization of their regions.*

*The major factors of political risks occurrence are:*
- *Imperfection of legislative base governing economic relations;*
- *Insufficient efficiency of judicial system;*
- *Periodical change of authorities in the Russian Federation subjects;*
- *Change of government policy in relation to telecommunications industry development (elections to RF State Duma in 2007, and elections of the President in 2008);*
- *Lobbying of interests of foreign capital in RF telecom industry through changing the legislative base.*

*In the first place the change of management in the Volga Federal district, the rise to power of opposition is referred to regional political risks.*

*The other risk factors that may impact the issuer's activities are:*
- *Uncertainty in formation of tariffs established by the Ministry of Anti-monopoly Policy and their impact on the Company's operations;*
- *Change of accounting records current legislation.*

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the issuer is registered as a taxpayer and/or carries out core activities:

*The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the issuer is registered as a taxpayer and carries out its core activities is estimated as insignificant in order to consider these risks as circumstances capable to affect substantially the issuer's activities.*

To minimize the risks of terrorist acts the issuer jointly with security agencies took additional measures for security assurance at the enterprise.

*In case of occurrence of potential military conflicts, imposing of the state of emergency and strikes, the issuer, most probably, will be subordinate to security and military agencies as the issuer provides for vital and important state function.*

Risks related to geographical features of the country (countries) and of the region where the issuer is registered as a taxpayer and/or carries out core activities, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

*The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.*

Hypothetical actions of the issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activities:

*In the event of negative impact of country and regional changes on the issuer's activities, the issuer is planning to put into effect the following general measures intended to maintain the revenue performance of the Company:*

- *to optimize the costs;*
- *to revise the investment program;*
- *to take enhanced measures to raise the turnover of accounts receivable.*

*and when necessary will borrow short-term loans of commercial banks for these purposes.*

*Upon the whole, in medium-term perspective the issuer believes that the possibility of considerable negative impact of country and regional risks on its activities and performance of its obligations to be remote.*

### 2.5.3. Financial risks

Description of the issuer's exposure to risks related to the change of interest rates, foreign currency exchange rate, to the issuer's activities relative to hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect:

*Negative changes of monetary management in the country, of currency rate and the increase in interest rates under the funds raised by the issuer, and also considerable growth of inflation rates may result in the growth of the issuer's costs, and hence, negatively affect the issuer's financial performances. In addition, it is impossible to close out completely the changes in the structure and professional level of the issuer's managers which may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect.*

*The level of interest rates unfavorable for the issuer is the level higher than 11% per annum.*

Currency risks:

*Essential changes of currency rates may increase the costs, reduce contingency reserve provisions and/or reduce the issuer's capabilities of debt servicing. During several years gradual drop of RUR/US$ rate have been observed, however since 2003 the position of ruble to US dollar has been strengthening. The capability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate. But even in case of drastic drop of currencies rate to minimize the negative impact the issuer has the capability to reduce the share of obligations in foreign currency by orienting itself to the vendors the settlements with which are made in the Russian Federation currency.*

*A certain part of the issuer's debt obligations is denominated in foreign currency (in US$, Euro and Japanese yen). Devaluation of ruble to US$ and Euro may negatively affect the issuer's efficiency (rate of return, profitability) due to the increase of expenses in terms of rubles.*

*Significant devaluation of ruble is capable to complicate for the issuer the performance of obligations as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms. In this connection the issuer regulates the share of foreign currency obligations in the structure of its credit portfolio.*

*On the other hand a number of tariffs for the services provided by the issuer is also adjusted to US$ rate (including the services of Internet access, IP-telephony, some of data transfer services) which to some extent reduces currency risks faced by the issuer when carrying out its activities. As consequence, moderate devaluation of RUR to US$ will not materially affect the issuer's capabilities to perform its debt obligations.*

*That is why it is possible to state that the issuer's exposure to risks related to the change of foreign currency exchange rate is minimal, as the share of the issuer's obligations in foreign currency is insignificant.*

Hypothetical actions of the issuer in the event of negative impact of the change of currency rate and of interest rates on the issuer's activities:

*In case of considerable devaluation of ruble the issuer is planning to put into effect the following arrangements:*
*- to conduct tough policy intended to the reduction of costs denominated in foreign currency, and also wherever possible to change terms and conditions of contracts with vendors;*

26

*reduction of inventories, and also to revise existing contract relations with end-users to reduce overdue accounts receivable.*

The impact of inflation on repayments under securities, critical, in the issuer's opinion, inflation values, and also hypothetical actions of the issuer to reduce the said risk:

*The inflation in Russia according to official figures at 2003 end was 12%, at 2004 end – 11,7%, at 2005 end – 10,9%, and at 2006 end – 9%. As per the data of Russia's Ministry of Economic Development in 2007 the inflation is expected to be at year 2006 level.*

*As regards the issuer's activities financial performances, the impact of inflation factor is ambiguous. The reduction of inflation rates when the economic growth is constant will contribute to further increase in real income of the population and corporate sector and, as consequence will result in the growth of communication services consumption. On the contrary, the growth of the rates of price increases may result both in the reduction of communication services consumption, and in the growth of the issuer's costs (e.g., for account of energy resources price advance), in the cost of borrowed funds and may become the reason of the drop of profit margin indicators.*

*Therefore in case of substantial excess of actual inflation values over the FR Government forecasts, and namely – if the inflation rates increase, the issuer is planning to take measures limiting the costs growth, the reduction of accounts receivable and the reduction of its average period.*

*The above-mentioned risks form the liquidity risk, i.e. the probability of incurring loss due to cash deficit at required time, and as consequence the issuer's failure to perform its obligations. The occurrence of such risk event may result in fines, late payment interest, and damage to the issuer's goodwill, etc.*

*The issuer manages the liquidity risk by planning the cash flows, by the analysis of scheduled and actual cash flows for the entire VolgaTelecom, and also for its regional subsidiaries. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.*

*The issuer is incurring deficit of own floating capital due to the growth of the Company's investment program. In 2003 - 2006 OJSC VolgaTelecom financed the deficit of floating capital for account of short-term loans with Russian banks and for account of issue of bonded loans in Russia's market. In case of sharp reduction in liquidity in the markets of debt instruments and in the RF banking system the issuer's borrowing of short-term loans with Russian banks to cover the deficit of floating capital may result in the growth of interest rates under the raised funds, and as consequence to considerable growth of the cost of debt obligations servicing. In addition, sharp reduction in liquidity of Russia's markets may result in difficulties when obtaining the financing to cover the deficit of the issuer's floating capital.*

Indicators of the issuer's financial reporting that are most exposed to the change as a result of impact of the said financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

*In the issuer's opinion the basic indicators of the issuer's financial reporting – profit and accounts payable – are most exposed to the impact of above listed risks. The impact of financial risks on the level of proceeds is minimal. The issuer estimates the probability of occurrence of the above financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to come as low. However, in case of these risks occurrence it is possible that the prime cost of rendered services would grow and the Company's profit would reduce which may be partially compensated by the tariffs increase and by the reduction of amounts of borrowed funds.*

27

*The issuer is equally exposed to legal risks as other organizations in the Russian Federation. The issuer carries out its activities as communication operator and does not export commodities, works or services, so the legal risks related to the issuer's activities are described only for domestic market.*

Risks related to the change of currency exchange regulation:

*At present the issuer considers the risks related to the possibility of change of foreign currency law to be minimal. In connection with conduction of policy of currency exchange regulation liberalization the risks related to the change of foreign currency law are reducing.*

Risks related to the change of tax legislation:

*Russian tax legislation allows for diverse interpretations and is subject to frequent changes. Lately the course of events in the Russian Federation testifies to the fact that taxation authorities may take up hard-line attitude when interpreting tax legislation. As consequence the taxation authorities may lay claims for those transactions and accounting methods for which earlier they did not lay any claims. As a result considerable additional taxes, late payment interest and fines may be charged. Field tax inspection may cover the period not exceeding three calendar years directly preceding the year when the resolution was adopted to make the inspection.*

*In the management's opinion at September 30, 2007 the relevant provisions of legislation are interpreted by it upon the whole correctly and the probability of preserving the status in which the issuer is from the point of view of complying with the requirements of tax legislation is high. At the same time there is high probability that in some issues of interpretation of legislation requirements and charging of corresponding tax obligations the Company's management took the stance which subsequently may be considered by government fiscal authorities as the stance not having sufficient grounds. The issuer intends to protect its stance in these issues. The reporting at September 30, 2007 does not have the adjustments which may be needed due to these uncertainties and the stance taken by the issuer.*

*The issuer's management believes that the issuer's tax liabilities for the reporting and prior tax periods were charged properly and completely reflected in the issuer's accounting statements. However, basing on the results of tax inspections of other companies of OJSC Svyazinvest group conducted recently, the issuer's management assumes the availability of the risk that tax authorities may lay to the issuer substantial tax claims in regard to the issues allowing for capability of ambiguous interpretation of tax legislation, and in particular on the issue of determining proceeds under the contracts of network interconnection. The issuer's management believes that the issuer has the arguments sufficient for successful contestation of potential claims in the court. However, at present the perspective of court proceeding in regard to tax claims is rather uncertain due to the lack of established court practice on these tax issues.*

Risks related to the change of customs regulations and customs duties:

*As most of the equipment acquired for communication services provision is imported or assembled from foreign make component parts, the change of customs control regulations and customs duties may bear for the issuer certain risks related to appreciation of acquired property, plant and equipment.*

Risks related to the change of requirements for the issuer's core activities licensing or the licensing of rights to utilize the objects the circulation of which is limited (natural resources including):

*Licensed activities in communication services area are governed by:*
- *Federal Law "On communication" of 07.07.2003.*
- *RF Government Regulation № 87 of February 18, 2005 "On approval of the list of communication services introduced into licenses and of the listing of license provisions" which established the list of communication services subject to licensing and also the listing of license provisions for carrying out the activities.*

*for communication services provision" and № 32 "Requirements to the content of description of communication networks and communication facilities which will be used for communication services provision".*

*The said regulatory documents establish the requirements to the principles of communication networks organization, to RF spectrum resource utilization, to the start and end dates of services provision, to the territory of its operation and also to the procedure of connection to other networks and traffic transit.*

*Due to the fact that the validity term of licenses related to communication services provision was extended for a new period, the risks related to the change of requirements to core activities licensing are assessed as minimal.*

Risks related to changes of court practice on the matters related to the issuer's activities (licensing issues including) which may negatively impact its activities results and also the results of current legal proceedings in which the issuer is involved:

*Substantial risks of change of court practice on the matters related to the issuer's activities (licensing issues including) which may negatively impact the issuer's activities results and also the results of current legal proceedings are unlikely, as the current disputes do not materially affect the issuer's core activities, and as regards the disputes of licensing issues the issuer is not involved into them because there are no such disputes.*

### 2.5.5. Risks related to the issuer's operation

Risks related to current legal proceedings in which the issuer is a party litigant:

*The issuer is a defendant in a number of arbitration proceedings. The risk of unfavorable judgment for current proceedings is insignificant. In addition, the results of current disputes of the issuer with third parties will not be able to affect the issuer's core activities and its financial-economic standing as the volume of claims to the issuer under current disputes in relation to its total turnover is insignificant.*

Risks related to the lack of capability to extend the validity terms of issuer's licenses for the execution of specific activity or for utilization of objects the circulation of which is limited (natural resources including):

*A substantial reason related to the impossibility to extend the validity term of license for communication services provision for the purposes of on-air broadcasting is inopportunity of extending the validity term of license for mass media broadcasting by the owners of TV and radio broadcasting channels, for example, FGUE "VGTRK", Radio "Mayak" and Radio "Radio Rossii", its notarized copy is a mandatory condition when filing the documents for the extension of validity term of license for communication services (item 4, Clause 30 of Federal Law № 126 "On communication").*
*By virtue of the Russian Federation President's Decree of 12.03.2007 № 320 "On Federal service of supervision in the area of mass communication, communications and cultural heritage protection" the Russian Federation Government adopted regulation of 06.06.2007 № 354 "On the approval of Regulations on Federal service of supervision in the area of mass communication, communications and cultural heritage protection". The functions of communications services licensing were transferred to a newly established structure. As there were no material structural changes and the changes in personal composition of employees of the established governmental authority, the risks related to the extension of validity term of licenses are minimum.*

Risks related to potential liability of the issuer for the debts of third parties, including of the issuer's subsidiary companies:

29

*requirement of current legislation when exercising its rights and performing its obligations with regard to third parties, including subsidiary companies of the issuer, and also due to insignificant volume of furnished collateral.*

Occurrence of loss of end-users whose share in the turnover is at least 10% of the total proceeds of sales of the issuer's products (works and services):

*The issuer does not have the customers whose share in the turnover is at least 10% of the total proceeds of communication services sales.*

### 2.5.6. Bank exposure
*The issuer is not a credit institution.*

## 3.1. History of establishment and development of the issuer

### 3.1.1. Data on the issuer's brand name

The issuer's full and abbreviated brand names:
*Открытое акционерное общество "ВолгаТелеком"*
*Open Joint Stock Company VolgaTelecom*
*ОАО "ВолгаТелеком"*
*OJSC VolgaTelecom*

*The issuer carries out its activities under the trade mark (service mark):*
The number of the certificate of registration of the trade mark (service mark): *231259*
Date of issue: *15.12.2002.*
The authority that issued the certificate: *Russian agency for patents and trade marks*
Validity term: *till 31.05.2012.*
*OJSC VolgaTelecom is the possessor of right in relation to the following commodities (services):*
*38 (telecommunications) – telephony, telegraph communication, ILD, communication via the Internet, data transfer, communication channels for lease.*
*Color combination: blue, Eton blue, sky-blue and white.*

Data on changes in the issuer's name and form of incorporation during the time of the issuer's existence:

1. Full brand name: *State enterprise of communications and IT "Rossvyazinform" of Nizhny Novgorod oblast*
Abbreviated brand name: *SECIT "Rossvyazinform"*
Form of incorporation: *state enterprise of communications and IT*
Introduced on: *01.04.1991.*
The grounds for the name introduction: *set up of the enterprise on the basis of the Order of the Ministry of communications*

2. Full brand name: *Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast*
Abbreviated brand name: *JSCOT "Svyazinform" of Nizhny Novgorod oblast*
Form of incorporation: *Joint Stock Company of Open Type*
Introduced on: *15.12.1993.*
The grounds for the name introduction: *The name was introduced as a result of reorganization of state enterprise of communications and IT "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of the Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises, voluntary affiliation of state enterprises into joint stock companies" and the regulation of the Government of the Russian Federation dated of December 22, 1992 № 1003 "On privatization of communications enterprises".*

3. Full brand name: *Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast*
Abbreviated brand name: *OJSC "Nizhegorodsvyazinform"*
Form of incorporation: *Open Joint Stock Company*
Introduced on: *12.08.1996.*
The grounds for the name introduction: *The name was introduced to reconcile it with the RF Civil Code and the Federal law "On joint stock companies".*

Form of incorporation: *Open Joint Stock Company*
Introduced on: *28.06.2002*
The grounds for the name introduction: *The name was introduced in accordance with the resolution of general meeting of shareholders of 28.06.2002, minutes № 10.*


### 3.1.2. Data on the issuer's state registration


The issuer's state registration number: *448*

The issuer's state registration date: *15.12.1993*

The name of the state registration authority: *Committee for management and control of city's property and land resources of the Administration of the city of Nizhny Novgorod.*


### Certificate of making an entry into Uniform State Register of Legal Entities about the legal entity registered before July 1, 2002:


The issuer's basic state registration number: *1025203014781*

The issuer's state registration date: *01.08.2002*

The name of the state registration authority:

*Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod.*


### 3.1.3. Data on establishment and development of the issuer


*In 1993 as a result of privatization of state enterprise of communications and IT "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 13 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activities. General objective of the Company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Affiliation to the area of service production determines the Company's major objective, which is to get additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.*

*In 1993 the Company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started actively to upgrade communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 000 numbers per year.*

*Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system as an element of intelligent network, IP- telephony, xDSL-based digital access, voice mail, etc.*

*In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's securities market. In 1997 the Company issued Level-I ADRs traded at present at the following exchanges:*

| | | | |
|---|---|---|---|
| OTC USA | 928660109 | VLGAY (VLGAY.PK) | - |
| Frankfurt Stock Exchange (FSE) | 910415 | NZH (NZHGy.F) | US9286601094 |
| Berlin Stock Exchange (BerSE) | 910415 | NZH (NZHGy.BE) | US9286601094 |
| Xetra | 910415 | NZH (NZHGy.DE) | US9286601094 |
| Stuttgart Stock Exchange (SSE) | 910415 | NZH (NZHGy.SG) | US9286601094 |

*Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator in telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing local, DLD & ILD telephony services. The Company ranked the 4-th by the size of telephone network among Russia's regional operators.*

*In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 communications enterprises of the Volga region, there was established Open Joint Stock Company VolgaTelecom – communication enterprise of the Volga region.*

*The resolution on reorganization by way of incorporating to OJSC VolgaTelecom was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of the incorporated companies in autumn of year 2001.*

*In July 2002 the Board of directors of OJSC VolgaTelecom adopted the decision on increasing the Company's authorized capital. Additional issue of shares was placed within the limits of authorized shares by converting the shares of incorporated communication operators of the Volga region into them.*

*At November 30, 2002 10 incorporated joint stock companies were excluded from the Uniform State Register of Legal Entities; their property, assets, personnel were transferred to the appropriate regional subsidiaries of OJSC VolgaTelecom. The shares and bonds of these companies were converted into OJSC VolgaTelecom shares and bonds.*

*The incorporated company's network covers the territory of 665 000 square kilometers and provides communication services to more than 21 million people.*

*OJSC VolgaTelecom has the licenses to provide the services of local, intra-region telephony, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.*

*The Company provides the services of fixed line telephony, Internet and data transfer network, mobile communication, cable and digital TV, etc.*

*In 2005 the Company started to implement the project of the network upgrading and the expansion of the range of services provided on its base. It is NGN which was selected as the basic technology for OJSC VolgaTelecom network upgrading. In 2007 it is assumed to expand the network of NGN subscriber access in 5 regional subsidiaries of OJSC VolgaTelecom – Kirov, Penza, Samara, Udmurtia and Chuvash Republics. Soon, owing to new NGN-based equipment OJSC VolgaTelecom will be able to offer high-tech communication services, such as Triple Play (transmission of audio and video content, multi-media services via a single network) to its subscribers.*

*In May 2006 OJSC VolgaTelecom designed and introduced on the market of the Volga Federal district (11 regions) new brand "J" (TM) under which the Company provides ADSL-based wideband access services. Special content-services were also established for the subscribers:*

- *J-net – social service, it enables the subscribers to download, store and exchange their own multi-media content (photo and video), to keep web log, to discuss and evaluate posted materials, to look for like-minded persons and friends, to communicate with them in subject groups or in the system of personal messages;*
- *J-zone – the portal of popular multi-users' games;*

*As per IKS-Consulting, OJSC VolgaTelecom is among the largest Russian operators in the market of Internet access over dedicated line and at 2006 end is ranked the third. At the last year end the number of subscribers connected to the Internet on the basis of ADSL technology exceeded 120 000.*

*The objective of the issuer's establishment:*

*To get profit, to render quality telecom services to the end-users. The issuer was established for the uncertain term, i.e. the scheduled term of the issuer's existence is not limited.*

*The issuer's mission:*

*To ensure the provision of wide range of telecom services to the customers of the Volga Federal district who enhance business efficiency.*

### 3.1.4. Contact information

The issuer's location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

The issuer's mail address: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

Location of the issuer's permanent executive body:

***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

Phone: *(831) 437 50 09, 437 50 00*

Fax: *(831) 430 67 68*

E-mail: *gd@vt.ru*

The address of the web-site in the Internet where the information on the issuer and securities issued by it is available: **http://www.vt.ru**

Location of the issuer's special department of shareholders and investors relations:

***Department of securities***

***Dom Svyazi, M.Gorky square, Nizhny Novgorod city***

Phone: *(831) 430 06 68, 437 50 67*

Fax: *(831) 437 51 40*

E-mail: *d.sokolov@vt.ru*

### 3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number: *5260901817*

### 3.1.6. The issuer's regional subsidiaries and representation offices

Name: ***Kirov subsidiary***
CEO was changed: ***Artemiev Alexey Vladimirovich***
PA validity term: *through 02.07.2008*

Name: ***Nizhny Novgorod subsidiary***
CEO was changed: ***Proskura Dmitry Victorovich***

Name: *Orenburg subsidiary*
*There were no changes.*

Name: *Penza subsidiary*
PA validity term: *through 01.03.2009*

Name: *Samara subsidiary*
CEO was changed: *Klishin Vitalyi Mikhailovich*
PA validity term: *through 01.03.2009*

Name: *Saratov subsidiary*
*There were no changes.*

Name: *Ulyanovsk subsidiary*
*There were no changes.*

Name: *subsidiary in the Republic of Mariy-El*
CEO was changed: *Binkovskyi Evgenyi Anatolievich*
PA validity term: *through 23.09.2008*

Name: *subsidiary in the Republic of Mordovia*
PA validity term: *through 02.07.2008*

Name: *subsidiary in the Republic of Udmurtia*
*There were no changes.*

Name: *subsidiary in Chuvash Republic*
PA validity term: *through 02.07.2007*

## 3.2. The issuer's core economic activities

### 3.2.1. The issuer's industry classification

*64.20 - Activities in communications area*

The codes of main industry's trends of the issuer's activities in accordance with OKVED:

| OKVED activity codes | The name of the activity in accordance with OKVED code |
|---|---|
| *64.20.11* | *Activities in telephony* |
| *64.20.12* | *Activities in recording communication* |
| *64.20.21* | *Activities in transmission (broadcasting) and distribution of TV programs* |
| *64.20.22* | *Activities in transmission (broadcasting) and distribution of sound radio programs* |
| *64.20.3* | *Other activities in communications* |

Information about core economic activities (activities, products (works and services types) which ensured at least 10% of the issuer's proceeds (revenue) for the reporting period:

*The core activities i.e. prevailing and having priority importance for the issuer economic activities are the provision of electric communications services in the Volga Federal district within the limits of licensed territory for communications services.*

The changes of the amount of the issuer's proceeds (revenue) from the core economic activities by 10 and more percent vs. the prior year reporting period and the reasons of such changes:

*The services ensuring at least 10% of the issuer's proceeds amount in quarter 3 of 2007 were:*
*- intra-region communication services (within the limits of ABC zone of one subject of the Federation);*
*- local telephony services;*
*- connection and traffic transit services;*
*- Internet access services.*
*Sales performances of these services are provided in the table below.*

**Major types of products (works and services) which ensured more than 10% of sales volume:**

| Indicator's description | Q 3-2007 |
|---|---|
| **Proceeds amount from intra-region communication services sales, RUR thousand** | **1 209 262** |
| Share of total proceeds amount, % | 19,3 |
| **Proceeds amount from local telephony services sales, RUR thousand** | **2 774 955** |
| Share of total proceeds amount, % | 44,4 |
| **Proceeds amount from connection and traffic transit services sales, RUR thousand** | **888 665** |
| Share of total proceeds amount, % | 14,2 |
| **Proceeds amount from Internet access services sales, RUR thousand** | **656 282** |
| Share of total proceeds amount, % | 10,5 |

*The growth rate of communications services revenue for quarter 3 of 2007 vs. quarter 3 of 2006 amounted to 113,3%.*

*The growth of revenue in quarter 3 of 2007 vs. similar period of the past year was materially affected by the change of settlement procedure with connected operators, the increase in outgoing calls traffic from fixed phone sets to cellular phones, and also aggressive promotion of new services with high added value.*

*Lately, the development of the following services was prioritized: Internet services, ISDN networks, IP-telephony, intelligent networks, videoconferencing, etc. The share of new technologies-based services in proceeds is constantly growing and at quarter 3-2007 end it amounts to 13%. In quarter 3 of 2007 RUR 812,4 million of revenues were generated by new technologies-based services (growth rate vs. quarter 3 of 2006 is 152,3%).*

Seasonal nature of the issuer's core economic activities:
*Communications services are not referred to seasonal activities.*

*Overall structure of the issuer's prime cost for quarter 3 of 2007 for the specified items is referenced in per cent of the total prime cost:*

| Costs item description | Q 3-2007 |
|---|---|
| Raw materials and supplies, % | 6,76 |
| Acquired component parts, semi-finished products, % | 0,00 |
| Works and services of production nature executed by outside entities, % | 6,88 |
| Fuel, % | 1,36 |
| Electric power, % | 1,73 |
| Wage costs, % | 30,40 |
| Interest on credits, % | 0,00 |
| Rental fee, % | 1,29 |
| Benefits-related deductions, % | 6,88 |
| Property, plant and equipment depreciation, % | 17,97 |
| Taxes included into prime cost of products, % | 0,15 |
| Other costs, % | 26,59 |
| Amortization of intangible assets, % | 0,00 |
| Remuneration for rationalization proposal, % | 0,00 |
| Compulsory insurance payments, % | 0,03 |
| Entertainment allowance, % | 0,01 |
| Other, % | 26,54 |
| Total: expenses for production and sales of products (works and services) (prime cost), % | 100,00 |
| Proceeds from sales of products (works and services), % to prime cost | 128,01 |

Essential new types of products (works and services) offered by the issuer in the market of its core activities (to the effect that it matches public information about such types of products (works and services):

*The Company prioritizes the development of the following new services: Internet access services, ISDN networks, intelligent networks, videoconferencing, etc. The share of new technologies-based services in proceeds continues to grow and at quarter 3 of 2007-end it amounts to 13% (in 2006 – 9,6%).*

Standards (rules) in accordance with which the accounting statement was prepared and the calculations shown in this item were made:

*1. Accountancy decree "Accounting policy of organization" (ПБУ 1/98), approved by RF Ministry of Finance Order N 60н of 09.12.1998;*

*2. Accountancy decree "Accounting of agreements (contracts) for capital construction" (ПБУ 2/94), approved by RF Ministry of Finance Order N 167 of 20.12.1994;*

*3. Accountancy decree "Accounting of assets and liabilities the cost of which is denominated in foreign currency" (ПБУ 3/2006), approved by RF Ministry of Finance Order N 154н of 27.11.2006;*

*4. Accountancy decree "Accounting statement of organization" (ПБУ 4/99), approved by RF Ministry of Finance Order N 43н of 06.07.1999;*

6. *Accountancy decree "Accounting of property, plant and equipment" (ПБУ 6/01), approved by RF Ministry of Finance Order N 26н of 30.03.2001;*

7. *Accountancy decree "Events after the balance sheet date" (ПБУ 7/98), approved by RF Ministry of Finance Order N 56н of 25.11.1998;*

8. *Accountancy decree "Contingency" (ПБУ 8/01), approved by RF Ministry of Finance Order N 96н of 28.11.2001;*

9. *Accountancy decree "Organization's income" (ПБУ 9/99), approved by RF Ministry of Finance Order N 32н of 06.05.1999;*

10. *Accountancy decree "Organization's expenses" (ПБУ 10/99), approved by RF Ministry of Finance Order N 33н of 06.05.1999;*

11. *Accountancy decree "Information about affiliated persons" (ПБУ 11/2000), approved by RF Ministry of Finance Order N 5н of 13.01.2000;*

12. *Accountancy decree "Segment information" (ПБУ 12/2000), approved by RF Ministry of Finance Order N 11н of 27.01.2000;*

13. *Accountancy decree "Accounting of government assistance" (ПБУ 13/2000), approved by RF Ministry of Finance Order N 92н of 16.10.2000;*

14. *Accountancy decree "Accounting of intangible assets" (ПБУ 14/2000), approved by RF Ministry of Finance Order N 91н of 16.10.2000;*

15. *Accountancy decree "Accounting of loans and credits and of costs for their servicing" (ПБУ 15/01), approved by RF Ministry of Finance Order N 60н of 02.08.2001;*

16. *Accountancy decree "Information about discontinuing operation" (ПБУ 16/02), approved by RF Ministry of Finance Order N 66н of 02.07.2002;*

17. *Accountancy decree "Accounting of expenses for R&D and engineering works" (ПБУ 17/02), approved by RF Ministry of Finance Order N 115н of 19.11.2002;*

18. *Accountancy decree "Accounting of income tax expenses" (ПБУ 18/02), approved by RF Ministry of Finance Order N 114н of 19.11.2002;*

19. *Accountancy decree "Accounting of financial investments" (ПБУ 19/02), approved by RF Ministry of Finance Order N 126н of 10.12.2002;*

20. *Accountancy decree "Information about participation in joint activity" (ПБУ 20/03), approved by RF Ministry of Finance Order N 105н of 24.11.2003.*

### 3.2.3. The issuer's raw products (materials) and vendors

The issuer's vendors, their share being at least 10 percent of all supplies of materials and commodities (raw materials), and their share in the total volume of supplies for the reporting period:

**Vendors whose share is at least 10% of all supplies of materials and products (raw products) under contracts of logistics support of OJSC VolgaTelecom**
*(Data are provided as per the contracts initiated by logistics department of OJSC VolgaTelecom)*

| Year | Product description | Region, name and address of product vendors | | | Procurement volume (RUR thousand) | % in total volume of supplies |
|---|---|---|---|---|---|---|
| | | Region | Name of product vendors | Address of product vendors | | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| 2007 | Fiber-optic cable | North-West | LLC "General DataComm" | Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119 | 85 143,26 | |
| 2007 | Cable with metal cores | North-West | LLC "General DataComm" | Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119 | 376 127,89 | |

Information about price changes by more than 10% for key materials and products (raw materials) during the relevant reporting period vs. the relevant reporting period of the prior fiscal year:

**Price changes by more than 10% for key materials and products (raw materials) during the relevant reporting periods** (Data are provided as per the contracts initiated by logistics department of OJSC VolgaTelecom)

| № | Product description | Measure unit | Q III-2006 | | Q III-2007 | | Price change, % |
|---|---|---|---|---|---|---|---|
| | | | Price, exclusive of VAT, RUR | Price, inclusive of VAT, RUR | Price, exclusive of VAT, RUR | Price, inclusive of VAT, RUR | |
| | **Communications cable with metal cores, conventional** | | | | | | |
| 1 | Telephone cable ЗКПБм 1*4*1,2 | km | 55 655,80 | 65 673,84 | 67 331,32 | 79 450,96 | 21, |
| 2 | Telephone cable ЗКПм 1*4*1,2 | km | 34 023,00 | 40 147,14 | 40 942,48 | 48 312,13 | 20, |
| 3 | Telephone cable КСПЗП 2*4*0,9 | km | 31 588,90 | 37 274,90 | 37 853,51 | 44 667,15 | 19, |
| 4 | Telephone cable П-274М | km | 2 311,00 | 2 726,98 | 2 634,56 | 3 108,78 | 14, |
| 5 | Telephone cable ТПВ 50*2*0,5 | km | 66 799,70 | 78 823,65 | 91 036,78 | 107 423,40 | 36, |
| 6 | Telephone cable ТППэп 500*2*0,64 | km | 980 024,10 | 1 156 428,44 | 1 084 194,88 | 1 279 349,96 | 10, |
| 7 | Telephone cable ТППэп 900*2*0,4 | km | 768 626,20 | 906 978,92 | 929 300,04 | 1 096 574,04 | 20, |
| | **Fiber-optic communications cable** | | | | | | |
| 1 | Fiber-optic cable ДАО-032К08-06-2,7/0,6-К:026А/006Н | km | 51 720,00 | 61 029,60 | 66 457,73 | 78 420,12 | 28, |
| 2 | Fiber-optic cable ДПС-012А06-04-10,0/0,8 | km | 36 444,28 | 43 004,25 | 44 097,58 | 52 035,14 | 21, |

| No. | Item | Unit | | | | | % |
|---|---|---|---|---|---|---|---|
| 3 | Fiber-optic cable ОКБ-0,22-12П | km | 36 444,28 | 43 004,25 | 44 097,58 | 52 035,14 | 21, |
| 4 | Fiber-optic cable ОКБ-0,22-20П | km | 49 082,58 | 57 917,44 | 53 990,84 | 63 709,19 | 10, |
| 5 | Fiber-optic cable ОКБ-0,22-24П | km | 54 648,39 | 64 485,10 | 60 113,23 | 70 933,61 | 10, |
| 6 | Fiber-optic cable ОКБ-0,22-4П | km | 24 667,50 | 29 107,65 | 36 508,00 | 43 079,44 | 48, |
| 7 | Fiber-optic cable ОКБ-0,22-8П | km | 32 085,00 | 37 860,30 | 38 822,85 | 45 810,96 | 21, |
| 8 | Fiber-optic cable ОКЛ-0,22-4П | km | 22 925,34 | 27 051,90 | 27 051,90 | 31 921,24 | 18, |
| 9 | Fiber-optic cable ОПС-008A08-7,0/1,0 | km | 27 393,39 | 32 324,20 | 34 028,50 | 40 153,63 | 24, |
| 10 | Fiber-optic cable ОПС-012A12-7,0/1,0 | km | 33 803,10 | 39 887,66 | 37 183,41 | 43 876,42 | 10, |

**Items for communication links**

| No. | Item | Unit | | | | | % |
|---|---|---|---|---|---|---|---|
| 1 | VM Scotch tape ® vinyl-mastic resin tape, 38 mm x 6 m | Coil | 196,42 | 231,78 | 237,53 | 280,29 | 20,9 |
| 2 | VM Scotch tape ® vinyl-mastic resin tape, 101 mm x 3 m | Coil | 363,91 | 429,41 | 414,64 | 489,28 | 13,9 |
| 3 | 4407-A lockup compound, packing 94 g | Packet | 139,69 | 164,84 | 162,95 | 192,29 | 16,6 |
| 4 | 4407-B lockup compound, packing 209 g | Packet | 204,08 | 240,82 | 232,52 | 274,37 | 13,9 |
| 5 | 4407-C lockup compound, packing 420 g | Packet | 305,60 | 360,61 | 348,37 | 411,07 | 13,9 |
| 6 | 4407-D lockup compound, packing 675 g | Packet | 441,51 | 520,99 | 503,11 | 593,66 | 13,9 |
| 7 | 25T GND strip, 12.7 mm x 7.5 m | Piece | 1 125,29 | 1 327,84 | 1 477,34 | 1 743,26 | 31,2 |
| 8 | 4411-B sealant for bases, packing 190 g | Packet | 332,87 | 392,78 | 379,31 | 447,59 | 13,9 |
| 9 | 441-D sealant for bases, packing 500 g | Packet | 607,21 | 716,51 | 692,08 | 816,65 | 13,9 |
| 10 | 4411-A sealant for bases, packing 96 g | Packet | 282,32 | 333,14 | 321,80 | 379,73 | 13,9 |
| 11 | Scotchlok® 4462 screen connector, more than 100 pairs | Piece | 28,53 | 33,66 | 32,59 | 38,46 | 14,2 |
| 12 | 2900R Scotch® mastic resin tape, 38 mm x 1.5 m | Coil | 243,93 | 287,84 | 280,72 | 331,25 | 15,0 |
| 13 | Scotchlok ® 4460-D screen connector, up to 100 pairs | Piece | 28,53 | 33,66 | 32,59 | 38,46 | 14,2 |
| 14 | MS2™ 4005-DPM/TR linking connector for 25 pairs, core - 0.32 - 0.7 mm | Piece | 63,76 | 75,24 | 72,58 | 85,64 | 13,8 |
| 15 | MS2™ 4008-D/TR paralleling connector for 25 pairs, core - 0.32 - 0.7 mm | Piece | 29,36 | 34,65 | 33,41 | 39,43 | 13,7 |
| 16 | 2531 Assembly kit Fibrlok™ (without shear) | Set | 30 818,97 | 36 366,38 | 35 067,01 | 41 379,07 | 13,7 |
| 17 | 2530 Assembly kit Fibrlok™ (with shear) | Set | 73 084,99 | 86 240,28 | 83 380,34 | 98 388,80 | 14,0 |
| 18 | 2501 Assembly instrument Fibrlok™ | Piece | 1 962,87 | 2 316,19 | 2 233,54 | 2 635,58 | 13,7 |
| 19 | 4415 Kit for cable cleaning (10 cloths and wipers) | Set | 437,11 | 515,79 | 498,18 | 587,85 | 13,9 |
| 20 | 4416 Kit for channels sealing (for 4 channels) | Set | 1 942,67 | 2 292,35 | 2 277,89 | 2 687,91 | 17,2 |
| 21 | UDW2 Scotchlok® double connector, core 0.9 – 1.3 mm | Piece | 28,32 | 33,41 | 33,18 | 39,15 | 17,1 |
| 22 | 88T Scotch® vinyl tape, 38 mm x 13 m | Coil | 104,03 | 122,76 | 128,77 | 151,95 | 23,7 |
| 23 | 88T Scotch® vinyl tape, 19 mm x 18 m | Coil | 72,78 | 85,88 | 89,54 | 105,65 | 23,0 |
| 24 | 88T Scotch® vinyl tape, 19 mm x 10.8 m | Coil | 41,53 | 49,01 | 55,04 | 64,94 | 32,5 |
| 25 | 88T Scotch® vinyl tape, 25 mm x 10.8 m | Coil | 50,34 | 59,40 | 66,36 | 78,31 | 31,8 |
| 26 | 8882-A sealing gel, packing 90 mL | Packet | 134,45 | 158,65 | 153,37 | 180,98 | 14,0 |
| 27 | 8882-C sealing gel, packing 385 mL | Packet | 282,32 | 333,14 | 321,80 | 379,73 | 13,9 |
| 28 | 8882-D sealing gel, packing 659 mL | Packet | 400,19 | 472,23 | 456,27 | 538,40 | 14,0 |

| No. | Description | Unit | | | | | |
|---|---|---|---|---|---|---|---|
| 29 | 8882-E sealing gel, packing 292 mL | Packet | 216,46 | 255,42 | 246,76 | 291,18 | 14,0 |
| 30 | UB2A Scotchlok® connector, paralleling, core 0.4 - 0.9 mm | Thousand pieces | 1,85 | 2,19 | 2,11 | 2,49 | 13,6 |
| 31 | UR2 Scotchlok® Y-connector, core 0.4 - 0.9 mm | Thousand pieces | 1,49 | 1,75 | 1,84 | 2,18 | 24,0 |
| 32 | MS2™ 4000-D/TR connector for 25 pairs, core 0.32 - 0.7 mm | Piece | 28,32 | 33,41 | 34,23 | 40,40 | 20,9 |
| 33 | MS2™ 4075-S capsule with filler material (for connectors of 4000 or 4008 types) | Piece | 48,03 | 56,68 | 65,31 | 77,06 | 35,9 |
| 34 | MS2™ 4077-B capsule with filler material (for joining connectors 4000 and 4005) | Piece | 53,28 | 62,87 | 72,68 | 85,76 | 36,4 |
| 35 | STD-W:M coding tapes, color, in dispenser | Piece | 342,51 | 404,17 | 382,69 | 451,57 | 11,7 |
| 36 | 2178-LS sealing rubber gasket | Piece | 1 092,57 | 1 289,23 | 1 208,73 | 1 426,30 | 10,6 |
| 37 | STD-O:9 coding tapes, numerical tagging, in dispenser | Piece | 289,03 | 341,06 | 322,96 | 381,09 | 11,7 |
| 38 | 2529 Fibrlok™ II universal, optical connector | Piece | 211,84 | 249,98 | 234,37 | 276,56 | 10,6 |
| 39 | MS2™ 9700-10G/TR connector for 10 pairs, core 0.4 - 0.9 mm, with filler material | Piece | 40,06 | 47,27 | 46,87 | 55,31 | 17,0 |
| 40 | UY-2 Scotchlok® connector, core 0.4 - 0.9 mm, (1000 pieces in a box) | Piece | 0,90 | 1,06 | 1,02 | 1,21 | 13,9 |
| 41 | MS2™ 9700-10/TR connector for 10 pairs, core 0.4 - 0.9 mm | Piece | 30,62 | 36,14 | 35,06 | 41,37 | 14,4 |
| 42 | MS2™ 9705-10/TR linking connector for 10 pairs, core 0.4 - 0.9 mm | Piece | 89,98 | 106,18 | 102,70 | 121,19 | 14,1 |
| 43 | MS2™ 9708-10/TR paralleling connector for 10 pairs, core 0.4 - 0.9 mm | Piece | 35,66 | 42,08 | 40,81 | 48,15 | 14,4 |
| 44 | MS2™ 9777-S capsule with filler material (for connectors of 9700 or 9708 types) | Piece | 33,56 | 39,60 | 38,34 | 45,24 | 14,2 |
| 45 | STG2 C2 K10 plinth with open contacts for section LSA PLUS (C252821A) | Piece | 112,21 | 132,41 | 127,90 | 150,92 | 13,9 |
| 46 | MBCCK 200/300 universal, compression coupling for 200-300 pairs | Piece | 2 522,40 | 2 976,44 | 2 902,49 | 3 424,94 | 15,0 |
| 47 | MBCCK 300/500 universal, compression coupling for 300-500 pairs | Piece | 2 786,68 | 3 288,29 | 3 237,62 | 3 820,39 | 16,1 |
| 48 | BCCK 10 compression box coupling for 10 pairs | Piece | 479,48 | 565,79 | 563,24 | 664,63 | 17,4 |
| 49 | BCCK 20/30 compression box coupling for 20/30 pairs | Piece | 700,97 | 827,15 | 806,57 | 951,75 | 15,0 |
| 50 | BCCK 50 compression box coupling for 50 pairs | Piece | 784,87 | 926,15 | 903,07 | 1 065,62 | 15,0 |
| 51 | BCCK 100 compression box coupling for 100 pairs with Armorcast™ | Piece | 1 201,00 | 1 417,19 | 1 381,98 | 1 630,74 | 15,0 |
| 52 | MBCCK 20 compression splice box for 20 pairs | Piece | 796,40 | 939,76 | 916,62 | 1 081,61 | 15,0 |
| 53 | MBCCK 30/50 compression splice box for 30/50 pairs | Piece | 838,56 | 989,51 | 1 037,45 | 1 224,20 | 23,7 |
| 54 | MBCCK 100 compression splice box for 100 pairs with Armorcast™ | Piece | 1 333,14 | 1 573,11 | 1 534,06 | 1 810,19 | 15,0 |
| 55 | BCCK 100 compression box coupling for 100 pairs | Piece | 1 035,51 | 1 221,91 | 1 191,47 | 1 405,93 | 15,0 |
| 56 | Cleaning cloths | Piece | 38,59 | 45,54 | 43,82 | 51,71 | 13,5 |
| 57 | Armorcast™ structural material, 1.5 m x 97 mm, and a pair of gloves | Coil | 180,66 | 213,18 | 212,52 | 250,77 | 17,6 |
| 58 | 2524 optical cassette for Fibrlok | Piece | 570,30 | 672,95 | 982,26 | 1 159,06 | 72,2 |
| 59 | 2900R Scotch® mastic resin tape, 38 mm x 1.5 m | Coil | 241,22 | 284,64 | 280,72 | 331,25 | 16,3 |
| 60 | 4413-S Scotchcast™ cleaning fluid for 200 pairs | Set | 354,05 | 417,78 | 446,36 | 526,71 | 26,0 |
| 61 | 4413-L Scotchcast™ cleaning fluid for 600 pairs | Set | 472,98 | 558,11 | 622,27 | 734,28 | 31,5 |

| No | Description | Unit | | | | | |
|---|---|---|---|---|---|---|---|
| 62 | Warning sign | Piece | 342,77 | 404,47 | 798,00 | 941,64 | 132,8 |
| 63 | 5 litre cylinder for gas-fired burner | Piece | 603,20 | 711,78 | 940,80 | 1 110,14 | 55,9 |
| 64 | БКТО 2/100 with open skirtboards | Piece | 1 835,06 | 2 165,37 | 2 114,06 | 2 494,59 | 15,2 |
| 65 | БКТО 2/200 with open skirtboards | Piece | 3 201,01 | 3 777,19 | 3 754,10 | 4 429,84 | 17,2 |
| 66 | Boxes БКТ 100x2 | Piece | 584,64 | 689,88 | 924,00 | 1 090,32 | 58,0 |
| 67 | Boxes БКТ 10x2 | Piece | 110,03 | 129,84 | 192,50 | 227,15 | 74,9 |
| 68 | Boxes БКТ 20x2 | Piece | 170,52 | 201,21 | 253,00 | 298,54 | 48,3 |
| 69 | Boxes БКТ 30x2 | Piece | 243,60 | 287,45 | 320,10 | 377,72 | 31,4 |
| 70 | Boxes БКТ 50x2 | Piece | 316,68 | 373,68 | 442,20 | 521,80 | 39,6 |
| 71 | Sealant Vilad (300 g) | Packet | 197,44 | 232,98 | 246,40 | 290,75 | 24,8 |
| 72 | Sealant Vilad-31 (90 g) | Packet | 68,64 | 81,00 | 119,00 | 140,42 | 73,3 |
| 74 | Protective zinc-coated duct 60 x 1000 | Piece | 37,47 | 44,21 | 87,32 | 103,04 | 133,0 |
| 75 | Insulator РФО-16 | Piece | 10,30 | 12,15 | 18,20 | 21,48 | 76,7 |
| 76 | Insulator ТФ-12 | Piece | 10,30 | 12,15 | 20,02 | 23,62 | 94,4 |
| 77 | Insulator ТФ-16 | Piece | 11,53 | 13,61 | 20,46 | 24,14 | 77,4 |
| 78 | Cable bay | Set | 1 910,52 | 2 254,41 | 2 674,73 | 3 156,18 | 40,0 |
| 79 | Hot melt adhesive KP-1 | kg | 252,42 | 297,85 | 357,50 | 421,85 | 41,6 |
| 80 | Climbing irons KM-1 | Pair | 1 092,58 | 1 289,25 | 1 752,67 | 2 068,16 | 60,4 |
| 81 | Climbing irons KM-2 | Pair | 1 166,95 | 1 377,00 | 2 077,46 | 2 451,40 | 78,0 |
| 82 | Bracket ККЧ-2 | Piece | 70,53 | 83,22 | 78,65 | 92,81 | 11,5 |
| 83 | Bracket ККЧ-3 | Piece | 100,77 | 118,91 | 117,37 | 138,50 | 16,4 |
| 84 | Bracket ККЧ-4 | Piece | 178,47 | 210,59 | 214,50 | 253,11 | 20,1 |
| 85 | Metal box KPTУ-10 | Piece | 146,16 | 172,47 | 183,58 | 216,62 | 25,6 |
| 86 | Universal box УК-2Р | Piece | 10,30 | 12,15 | 21,44 | 25,30 | 108,2 |
| 87 | Hook KH-12 | Piece | 15,75 | 18,59 | 29,92 | 35,31 | 89,9 |
| 88 | Hook KH-16 | Piece | 23,02 | 27,16 | 39,27 | 46,34 | 70,6 |
| 89 | Universal manhole ЛУ | Pair | 1 372,83 | 1 619,94 | 3 256,64 | 3 842,83 | 137,2 |
| 90 | Tongue ЛП-4/5 for wire pulling | Piece | 384,41 | 453,60 | 535,70 | 632,13 | 39,3 |
| 91 | PE tape 40 mm | Coil | 59,16 | 69,81 | 79,20 | 93,46 | 33,8 |
| 92 | Telephone hatch ЛТ | Piece | 1 628,78 | 1 921,95 | 2 116,00 | 2 496,88 | 29,9 |
| 93 | Telephone hatch TT | Piece | 2 712,49 | 3 200,74 | 3 682,00 | 4 344,76 | 35,7 |
| 94 | Metal sleeve gaskets for asbestos pipes | Piece | 9,72 | 11,47 | 12,43 | 14,67 | 27,9 |
| 95 | Bitumen mastic МБ-70/60 | kg | 10,30 | 12,15 | 19,69 | 23,23 | 91,2 |
| 96 | Socket 2 МПР-5/6 | Piece | 160,38 | 189,25 | 233,74 | 275,81 | 45,7 |
| 97 | Socket 2МРП-0,5 | Piece | 19,20 | 22,65 | 42,99 | 50,73 | 123,9 |
| 98 | Socket 2МРП-1 | Piece | 27,84 | 32,85 | 57,32 | 67,64 | 105,8 |
| 99 | Socket 2МРП-2 | Piece | 70,47 | 83,15 | 99,67 | 117,61 | 41,4 |

| No. | Item | Unit | | | | | |
|---|---|---|---|---|---|---|---|
| 100 | Socket 3MПP-5/6 | Piece | 151,88 | 179,21 | 233,74 | 275,81 | 53,9 |
| 101 | Socket 3MPП-0,5 | Piece | 27,63 | 32,61 | 42,99 | 50,73 | 55,5 |
| 102 | Socket 3MPП-1 | Piece | 34,54 | 40,75 | 57,32 | 67,64 | 65,9 |
| 103 | Socket 3MPП-1 with ТУТ | Set | 213,55 | 251,99 | 248,82 | 293,61 | 16,5 |
| 104 | Socket 3MPП-2/4 | Piece | 94,77 | 111,83 | 136,36 | 160,90 | 43,8 |
| 105 | Socket 4MПP-0,5 | Piece | 64,75 | 76,40 | 85,95 | 101,43 | 32,7 |
| 106 | Socket 4MПP-10/12 | Piece | 525,80 | 620,44 | 811,01 | 956,99 | 54,2 |
| 107 | Socket MПП-0,5 | Piece | 14,42 | 17,01 | 28,64 | 33,80 | 98,7 |
| 108 | Socket MПП-1 | Piece | 19,45 | 22,95 | 42,99 | 50,73 | 121,0 |
| 109 | Socket MПП-10/12 | Piece | 363,26 | 428,65 | 518,30 | 611,59 | 42,6 |
| 110 | Socket MПП-2 | Piece | 26,25 | 30,97 | 87,60 | 103,37 | 233,7 |
| 111 | Socket MПП-2/4 | Piece | 75,08 | 88,60 | 107,12 | 126,40 | 42,6 |
| 112 | Socket MПП-5/6 | Piece | 111,24 | 131,27 | 165,56 | 195,36 | 48,8 |
| 113 | Communications cables metal hanger П-11 | Piece | 3,44 | 4,06 | 4,46 | 5,26 | 29,4 |
| 114 | Communications cables metal hanger П-14 | Piece | 4,07 | 4,81 | 5,50 | 6,49 | 35,0 |
| 115 | Communications cables metal hanger П-16 | Piece | 4,87 | 5,75 | 6,86 | 8,10 | 40,9 |
| 116 | Communications cables metal hanger П-20 | Piece | 6,00 | 7,08 | 7,77 | 9,17 | 29,5 |
| 117 | Lineman strap ЛП-1Г | Piece | 464,49 | 548,10 | 693,00 | 817,74 | 49,2 |
| 118 | Mounting frame | Piece | 3 459,66 | 4 082,40 | 4 664,00 | 5 503,52 | 34,8 |
| 119 | Glass tape ЛЭСБ 02 x45 mm | Running meter | 1,48 | 1,75 | 1,65 | 1,95 | 11,5 |
| 120 | Transformer ТАМУ - 10C 240/30 | Piece | 461,70 | 544,81 | 753,50 | 889,13 | 63,2 |
| 121 | Transformer ТАМУ - 25C 240/30 | Piece | 486,00 | 573,48 | 821,70 | 969,61 | 69,0 |
| 122 | Tube ТУТ 100/50 | m | 86,32 | 101,85 | 136,00 | 160,48 | 57,5 |
| 123 | Tube ТУТ 12/6 | m | 8,88 | 10,48 | 13,90 | 16,40 | 56,5 |
| 124 | Tube ТУТ 16/8 | m | 12,34 | 14,56 | 19,40 | 22,89 | 57,2 |
| 125 | Tube ТУТ 20/10 | m | 15,96 | 18,83 | 25,00 | 29,50 | 56,6 |
| 126 | Tube ТУТ 24/12 | m | 21,35 | 25,19 | 33,50 | 39,53 | 56,9 |
| 127 | Tube ТУТ 30/15 | m | 21,40 | 25,25 | 41,40 | 48,85 | 93,4 |
| 128 | Tube ТУТ 35/15 | m | 25,52 | 30,11 | 43,40 | 51,21 | 70,1 |
| 129 | Tube ТУТ 40/20 | m | 36,05 | 42,54 | 61,10 | 72,10 | 69,4 |
| 130 | Tube ТУТ 50/20 | m | 43,58 | 51,42 | 69,00 | 81,42 | 58,3 |
| 131 | Tube ТУТ 6/3 | m | 4,48 | 5,29 | 7,65 | 9,03 | 70,8 |
| 132 | Tube ТУТ 60/30 | m | 49,01 | 57,83 | 83,50 | 98,53 | 70,3 |
| 133 | Tube ТУТ 70/35 | m | 58,85 | 69,44 | 95,20 | 112,34 | 61,7 |
| 134 | Tube ТУТ 8/4 | m | 5,81 | 6,86 | 9,08 | 10,71 | 56,2 |
| 135 | Tube ТУТ 80/40 | m | 71,21 | 84,03 | 121,00 | 142,78 | 69,9 |

| # | Description | Unit | | | | | |
|---|---|---|---|---|---|---|---|
| 136 | Device УКС-10 with carbon protector and fuse | Piece | 659,55 | 778,27 | 1 153,60 | 1 361,25 | 74,9 |
| 137 | Device УКС-20 with carbon protector and fuse | Piece | 925,68 | 1 092,30 | 1 730,40 | 2 041,87 | 86,9 |
| 138 | Cable grip, small ЧКМ-18/38 | Piece | 1 164,96 | 1 374,65 | 1 489,60 | 1 757,73 | 27,8 |
| 139 | Cable grip, medium ЧКС-50/63 | Piece | 1 375,74 | 1 623,38 | 2 545,45 | 3 003,63 | 85,0 |
| 140 | Cabinet ШР-1200М | Piece | 11 245,28 | 13 269,43 | 12 874,40 | 15 191,79 | 14,4 |
| 141 | Cabinet ШР-600М | Piece | 8 110,42 | 9 570,29 | 9 434,93 | 11 133,22 | 16,3 |
| 142 | Cabinet ШРП-150 | Piece | 2 614,93 | 3 085,61 | 3 108,00 | 3 667,44 | 18,8 |
| 143 | Cabinet ШРП-300 | Piece | 4 553,61 | 5 373,27 | 5 915,00 | 6 979,70 | 29,9 |
| 144 | Box ЯКГ-10/2 | Piece | 1 597,73 | 1 885,32 | 1 890,00 | 2 230,20 | 18,2 |
| 145 | Box ЯКГ-20/2 | Piece | 2 093,64 | 2 470,50 | 2 520,00 | 2 973,60 | 20,3 |
| | **Telegraph iron wire** | | | | | | |
| 1 | Zinc-coated telegraph wire for overhead lines, GOST 1668-73, d-3,0 mm | Ton | 21 591,2 | 25 477,56 | 24 829,7 | 29 298,99 | 15,0 |
| 2 | Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-4,0 mm | Ton | 20 070,0 | 23 682,58 | 23 080,5 | 27 234,99 | 15,0 |
| 3 | Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-5,0 mm | Ton | 20 070,0 | 23 682,58 | 23 460,0 | 27 682,80 | 16,8 |
| 4 | Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-6,0 mm | Ton | 20 070,0 | 23 682,58 | 22 332,7 | 26 352,55 | 11,2 |
| 5 | Zinc-coated telegraph wire for overhead lines, GOST 15892-70, d-1,4 mm | Ton | 26 201,8 | 30 918,15 | 30 132,1 | 35 555,87 | 15,0 |
| 6 | Carbon steel rolled wire, Specs. ТУ 5282-94, d-6,5 mm | Ton | 13 740,7 | 16 214,00 | 20 436,1 | 24 114,62 | 48,7 |
| | **Impregnated wood poles** | | | | | | |
| 1 | Impregnated pole L=6,5 m | Piece | 840,00 | 991,20 | 1 000,00 | 1 180,00 | 19,0 |
| 2 | Impregnated pole L=8,5 m | Piece | 1 260,00 | 1 486,80 | 1 389,83 | 1 640,00 | 10,3 |
| | **Instrumentation** | | | | | | |
| 1 | Metal detector BM – 901 | Piece | 7 554 | 8 913,72 | 8 836,50 | 10 427,07 | 17, |
| 2 | Route defect detector Poisk-210Д-2 (2) | Piece | 33 070 | 39 022,60 | 41 352,08 | 48 795,45 | 25, |
| 3 | Marker finder 3M Dynatel 2206 | Piece | 65 515 | 77 307,70 | 72 344,38 | 85 366,37 | 10, |
| 4 | Cable finder 3M Dynatel 2273 E5 T3 | Piece | 143 685 | 169 548,30 | 165 993,46 | 195 872,28 | 15, |
| 5 | Cable device ИРК-ПРО ALPHA | Piece | 45 499 | 53 688,82 | 50 415,29 | 59 490,04 | 10, |
| 6 | Crosstalk meter ИП3-АЛ | Piece | 17 850 | 21063,00 | 21 096,63 | 24 894,02 | 18, |
| 7 | Operative attenuation and crosstalk meter ADSL Delta-ПРО 3.31 (to 2 MHz) + Delta oscillator (to 2 MHz) | Piece | 53 681 | 63 343,58 | 63 655,67 | 75 113,69 | 18, |
| 8 | Attenuation and error monitoring meter Delta-ПРО-3.30 | Piece | 34 090 | 40 226,20 | 41 665,53 | 49 165,33 | 22, |
| 9 | x DSL line analyzer An Com A7/333100/301 | Piece | 153 746 | 181 420,28 | 184 939,04 | 218 228,07 | 20, |
| 10 | Sw/hw measuring complex An Com: An Com TDA5/37100/0007 | Piece | 128 520 | 151 653,60 | 167 641,42 | 197 816,88 | 30, |
| 11 | Sw/hw measuring complex + PC P4-28(775)/512D3/120f/256GF5500/DVD±/F3Dom(29719) article EXTREM0I | Piece | 178 540 | 221 297,20 | 249 926,36 | 294 913,10 | 33, |
| 12 | Subscriber's cable analyzer (DSL) ALT-2000 (ALT-05; ALT-09; ALT-TDR; ALT-12) | Piece | 224 916 | 265 400,88 | 292 555,42 | 345 215,40 | 30, |
| 13 | Subscriber's cable analyzer (DSL) (cables for connection to link) | Piece | 232 686 | 274 569,48 | 286 637,02 | 338 231,68 | 23, |

| # | Description | Unit | | | | | |
|---|---|---|---|---|---|---|---|
| 14 | Lightning protector tester (with the loop for testing 10 lightning protectors and with grounding loop) | Piece | 32 765 | 38 662,70 | 55 224,70 | 65 165,15 | 68 |
| 15 | Portable distribution frame device ПКП-60 | Piece | 26 980 | 31 836,40 | 31 200,38 | 36 816,45 | 15 |
| 16 | Cable device REIS – 205/4 | Piece | 85 470 | 100 854,60 | 106 832,60 | 126 062,47 | 25 |
| 17 | Reflection meter Reis – 105P | Piece | 55 799 | 65 842,82 | 64 047,50 | 75 576,05 | 14 |
| 18 | Pulse reflection meter РИ-10M 1 | Piece | 50 954 | 60 125,72 | 60 417,00 | 71 292,06 | 18 |
| 19 | Pulse reflection meter РИ-20M | Piece | 54 296 | 64 069,28 | 70 375,20 | 83 042,74 | 29 |
| 20 | Reflection meter P5-10/1 | Piece | 52 429 | 61 866,22 | 59 652,54 | 70 390,00 | 13 |
| 21 | Link error monitoring device Ukol-15 | Piece | 22 641 | 26 716,38 | 27 564,40 | 32 525,99 | 21 |
| 22 | Analysis of channels and interfaces E1 MAX-E1 | Piece | 39 900 | 47 082,00 | 52 081,92 | 61 456,67 | 30 |
| 23 | Analysis of channels and interfaces E1 MAX-E2 | Piece | 39 900 | 47 082,00 | 52 081,92 | 61 456,67 | 30 |
| 24 | E1 BERcut E1 analyzer (with jitter and bit pattern) | Piece | 65 009 | 76 710,62 | 74 655,00 | 88 092,90 | 14 |
| 25 | E1 BERcut E1 analyzer (with jitter and bit pattern +SLA) | Piece | 93 652 | 110509,36 | 107 447,77 | 126 788,37 | 14 |
| 26 | Optical reflection meter FTB-100 45 dB (cables and connectors) | Piece | 424 450 | 500 851,00 | 532 853,30 | 628 766,89 | 25 |
| 27 | Automatic welding unit SUMITOMO TYPE 37 (complete outfit) | Piece | 411 075 | 485 068,50 | 520 545,20 | 614 243,34 | 26 |
| 28 | Megohm meter ЭС0202/2Г | Piece | 4 810 | 5 675,80 | 5 437,00 | 6 415,66 | 13 |
| 29 | Electrical feed circuit tester MZC-303E | Piece | 30 879 | 36 437,22 | 36 990,00 | 43 648,20 | 19 |
| 30 | Phase-zero loop closing current meter Ц4160 (loop L-N) | Piece | 12 159 | 14 347,62 | 17 253,00 | 20 358,54 | 41 |
| 31 | Basic oscilloscope GDS 820 S | Piece | 37 178 | 43 870,04 | 43 192,32 | 50 966,94 | 16 |
| 32 | Frequency gauge Ч3-63 | Piece | 25 321 | 29 878,78 | 46 886,40 | 55 325,95 | 85 |
| 33 | Signal injector (for settlements with subscribers) ГКС | Piece | 5 000 | 5 900,00 | 6 932,20 | 8 180,00 | 38 |
| 34 | Automated measuring complex PRIZMA | Piece | 281 800 | 332 524,00 | 352 418,80 | 415 854,18 | 25 |
| 35 | Portable digital anemometer ТКА-ПКА (model 50) | Piece | 13 000 | 15 340,00 | 16 650,98 | 19 648,16 | 28 |

Share of import in supplies of materials and commodities for the last accomplished fiscal year and also for the reporting period:

*There is no share of import in supplies of materials and commodities.*

Major markets where the issuer is operating:

OJSC VolgaTelecom services are sold on the entire territory of the Volga Federal district of the Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).
Major sales markets are Nizhny Novgorod and Samara oblasts:



OJSC VolgaTelecom major markets from segments point of view are the following:
- Local and intra-region telephony market.
- Internet and data transfer services market.
- Cellular communication services market.
- Connection and traffic transit services market (operator's market).

The major end-user groups of communication services rendered by OJSC VolgaTelecom are the following:
- Household
- Self-financing entities (large, medium and small)
- State-financed organizations

| Indicator's description | 2003 | 2004 | 2005 | 2006 | Q 1-2007 | Q 2-2007 | Q 3-2007 |
|---|---|---|---|---|---|---|---|
| Household revenue share, % | 57,2 | 56,5 | 57,0 | 54,9 | 55,8 | 55.2 | 54.7 |
| Self-financing entities revenue share, % | 34,7 | 35,6 | 35,1 | 37,1 | 36,3 | 36.8 | 37.4 |
| State-financed organizations revenue share,% | 8,1 | 7,9 | 7,9 | 8,0 | 7,9 | 8.0 | 7.8 |

Potential factors that may negatively affect the issuer's sales of its products (works and services) and hypothetical actions of the issuer to reduce this impact:

*- change of legislation in communications industry;*

*- improvement of competition in telecommunications market, in the segments of high-yielding corporate clients and property developers, and also expected sharpening of competition in the area of new technologies and services.*

*The Company's management conducts regular monitoring and control of change of key indicators characterizing the efficiency of the Company's activities in the area of economical, financial, technical and marketing policies for the purposes of forecasting and operational response to the occurrence and/or increase in the impact of various negative factors. Strategic and medium-term plans of the Company's development are worked out in the frame of pessimistic course of events which ensures for the Company's activities additional safety factor in case of crisis situations development. Every year based on the results of the operation for the accomplished period and the analysis of the Company's activities conditions change, the forecasts of economical development and marketing strategy are adjusted.*

### 3.2.5. Data on the issuer's licenses

Data on the issuer's licenses are provided in item 3.2.9 setting additional requirements to the issuers whose core activities are communication services provision:

| №№ | LICENSE DESCRIPTION | LICENSE NUMBER, DATE OF ISSUE AND VALIDY TERM | THE NAME OF THE AGENCY THAT ISSUED THE LICENSE |
|---|---|---|---|
| 1. | Provision of local and intra-region telephony services | № **23245** of 04.10.2002 (before 04.10.2012) | RF Ministry of Communications and IT |
| 2 | Provision of local, DLD and ILD telephony services (by using the network of call offices, payphone network) | № **24345** of 28.11.2002 (before 28.11.2007) | RF Ministry of Communications and IT |
| 3 | Communications channels lease out | № **23246** of 12.09.2002 (before 12.09.2007) (new license № **49930** was obtained as prolongation of validity term of the existing license) | RF Ministry of Communications and IT |
| 4 | Provision of telematic services | № **23240** of 01.08.2002 (before 01.08.2007) (new license № **52283** was obtained as prolongation of validity term of the existing license) | RF Ministry of Communications and IT |
| 5. | Data transfer communications services for the purposes of voice information transmission | № **48866** of 09.03.2007 (before 09.03.2012) | Federal Supervision Service in communications industry |
| 6 | Provision of telegraphy services | № **23243** of 14.11.2002 (before 14.11.2007), was extended by license № **53314**; | RF Ministry of Communications and IT |
| 7 | Provision of data transfer services | № **23241** of 01.08.2002 (before 01.08.2007); (new license № **49931** was obtained as prolongation of validity term of the existing license) | RF Ministry of Communications and IT |
| 8 | Provision of services of sound programs broadcasting over wire broadcasting network | № **23721** of 12.09.2002 (before 12.09.2007) | RF Ministry of Communications and IT |
| 9 | Provision of cellular radio telephone communications services in the frequency range:<br><br>NMT- 450 MHz<br>(Samara oblast)<br><br>GSM- 900/1800 MHz<br>(the Republic of Mariy-El) | <br><br>№ **39201** of 01.02.2006 (before 01.02.2009)<br><br>№ **23244** of 28.11.2002 (before 17.03.2010) | RF Ministry of Communications and IT |

| 10 | Provision of mobile radio telephone communications services | № 36742 of 28.11.2005 (before 28.11.2010) | Federal Supervision Service in communications industry |
|----|----|----|----|
| 11 | Provision of TV programs broadcasting services via cable TV network | 1). № 46638 of 19.10.2007 (before 19.01.2012), Saratov city of Saratov oblast; | RF Ministry of Communications and IT |
| | | 2). № 41564 of 23.05.2006 (before 23.05.2011) issued to extend the validity term of license № 26974), Nizhny Novgorod city | Federal Supervision Service in communications industry |
| | | 3). № 41563 of 18.08.2006 (before 18.08.2011) issued to extend the validity term of license №27620) Samara city, Syzran town, Tolyatti town of Samara oblast; | Federal Supervision Service in communications industry |
| | | 4). № 44589 of 30.12.2006 (before 31.12.2011); Kirov city | Federal Supervision Service in communications industry |
| | | 5). № 38571 of 14.03.2006 (before 14.03.2011), Orenburg city | Federal Supervision Service in communications industry |
| | | 6). № 32182 of 27.06.2005 (before 27.06.2010) , the Republic of Mariy-El (Ioshkar Ola town, Sernur town) | Federal Supervision Service in communications industry |
| | | 7). № 32183 of 08.06.2005 (before 08.06.2010), Cheboksary town | Federal Supervision Service in communications industry |
| | | 8). № 31760 of 26.05.2005 (before 26.05.2010), the Republic of Mariy-El (Kozmodemiyansk town, settlement Medvedevo) | Federal Supervision Service in communications industry |
| | | 9). № 37277 of 12.12.2005 (before 12.12.2010), Neftegorsk town | Federal Supervision Service in communications industry |
| | | 10). № 42567 of 12.07.2006 (before 12.07.2011), Otradnyi town | Federal Supervision Service in communications industry |
| | | 11). № 43243 of 28.07.2006 (before 28.07.2011), settlement Orshanka, N.Toriyal in the Republic of Mariy-El | Federal Supervision Service in communications industry |
| | | 12). № 47903 of 09.02.2007 (before 09.02.2012), Izhevsk city | Federal Supervision Service in communications industry |
| | | 13). № 49536 of 09.03.2007 (before 09 03.2012), Arzamas, Vyksa, Krasnye Baki, Lukoyanov, Perevoz, Sergach, Sechenovo of Nizhny Novgorod oblast | Federal Supervision Service in communications industry |
| | | 14). № 49535 of 09.03.2007 (before 09.03.2012), Penza city | Federal Supervision Service in communications industry |
| | | 15). № 49537 of 09.03.2007 (before 09.03.2012), Saransk town, Ulyanovsk city | Federal Supervision Service in communications industry |
| 12 | Provision of services of on-air | № 39210 of 15.03.2006 (before | Federal Supervision |

| | | № **31759** of 26.05.2005 (before 11.05.2010), Vyatskie Polyany, Kirov oblast | Federal Supervision Service in communications industry |
|---|---|---|---|
| 13 | Communications services for the purposes of on-air broadcasting | № **31291** of 24.03.2005 before 05.04.2008, settlements in Kirov oblast | Federal Supervision Service in communications industry |
| 14 | Communications services for the purposes of on-air broadcasting (DVB-T standard) | № **37341** of 12.12.2005 before 12.12.2010, Mordovia Republic | Federal Supervision Service in communications industry |
| 15 | Communications services for the purposes of on-air broadcasting | № **31262** of 05.04.2005 before 05.04.2010, settlements in the Republic of Mariy-E | Federal Supervision Service in communications industry |
| 16 | Communications services for the purposes of on-air broadcast ng | № **32184** of 19.05.2005 before 19.05.2008, settlements in Mordovia Republic | Federal Supervision Service in communications industry |
| 17 | Communications services for the purposes of on-air broadcast ng | № **33078** of 15.07.2005 before 15.07.2010, Kilemary, the Republic of Mariy-El | Federal Supervision Service in communications industry |
| 18 | Communications services for the purposes of on-air broadcasting | № **42003** of 19.06.2006 before 19.06.2011 | Federal Supervision Service in communications industry |
| 19 | Communications services for the purposes of on-air broadcasting | № **43244** of 28.07.2006 before 22.12.2010 | Federal Supervision Service in communications industry |
| 20 | Communications services for the purposes of on-air broadcasting | № **45179** of 24.10.2006 before 21.06.2011, settlements in Orenburg oblast | Federal Supervision Service in communications industry |
| 21 | Communications services for the purposes of on-air broadcasting | № **49775** of 16.04.2007 before 22.12.2010, settlements in Orenburg oblast | Federal Supervision Service in communications industry |
| 22 | Communications services for the purposes of on-air broadcasting | № **45180** of 24.10.2006 before 21.06.2011, settlements in Samara oblast | Federal Supervision Service in communications industry |

| | | | |
|---|---|---|---|
| | | | industry |
| | | № **49538** of 09.03.2007 (before 09.03.2012) issued to extend license № 23264 of 31.10.2002 (before 20.05.2007), Saransk town, Mordovia Republic | Federal Supervision Service in communications industry |
| | | № **38572** of 14.03.2006 (before 14.03.2009), settlements in Samara oblast | Federal Supervision Service in communications industry |
| | | № **36191** of 31.10.2005 before 31.10.2008, settlements in Orenburg oblast | Federal Supervision Service in communications industry |
| | | № **36164** of 31.10.2005 before 31.10.2008, settlements in Orenburg oblast | Federal Supervision Service in communications industry |
| | | № **47902** of 09.02.2007 (before 21.06.2011), Gladchikha, Kuzovatovo of Ulyanovsk oblast | Federal Supervision Service in communications industry |
| | | № **47901** of 09.02.2007 (before 21.06.2011), Levany, Nyr, Kirov oblast | Federal Supervision Service in communications industry |
| | | № **47904** of 09.02.2007 (before 21.06.2011), Surskoe, Inza, Radishchevo, Pavlovka | Federal Supervision Service in communications industry |
| | | № **49372** of 09.03.2007 (before 09.03.2012) Syzran, Khvorostyanka, Neftegorsk, Isakly, Kinel-Cherkassy of Samara oblast | Federal Supervision Service in communications industry |
| | | № **48479** of 05.03.2007 (before 05.03.2012), Rtishchevo, Atkarsk of Saratov oblast | Federal Supervision Service in communications industry |
| | | № **48478** of 05.03.2007 (before 05.03.2012), settlement Sovkhoznyi in Chuvash Republic | Federal Supervision Service in communications industry |
| | | № **48476** of 05.03.2007 (before 05.03.2012), 12 settlements in Orenburg oblast | Federal Supervision Service in communications industry |
| | | № **48477** of 05.03.2007 (before 05.03.2012), Orenburg city | Federal Supervision Service in communications industry |
| | | № **49342** of 09.03.2007 (before 09.03.2012), 10 settlements of Penza oblast | Federal Supervision Service in communications industry |
| | | № **50672** of 21.05.2007 (before 21.06.2011) 12 settlements of Orenburg oblast | Federal Supervision Service in communications industry |
| | | № **52193** of 21.08.2007 (before 21.08.2012) Shentala, Chelno-Vershiny, Pokhvistnevo | Rosokhrankultura |
| 24 | Mobile radio communications services in PSTN | № **33679** of 28.07.2005 before 28.07.2008, the Republic of Mariy-El | RF Ministry of Communications and IT |
| 25 | Repair of measuring equipment | № **000383-P** of 21.01.2005 before 21.01.2010 | Federal agency of technical regulation and metrology |
| 26 | For carrying out medical activities | № **Г 793689 М 147** of 03.04.2003 (before 03.04.2008) | Nizhny Novgorod registration chamber |

50

| | | | |
|---|---|---|---|
| | | 27.12.2007) | Udmurtia Republic |
| 27 | Activities of construction of buildings and structures of I and II criticality ratings in accordance with the state standard | ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (before 09.01.2008);<br><br>ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (before 03.10.2007);<br><br>ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (before 19.09.2007) being extended with licensing center | RF state committee for construction and housing and municipal complex |
| 28 | Activities for fire prevention and extinguishing | № 1/01031 of 21.05.2003 (before 21.05.2008) | Main department of State fire fighting service |
| 29 | The right of use of subsurface resources | ИЖВ № 00700 before 29.01.2021 | Department of natural resources and environment protection of Russia's Ministry of Natural Resources for Udmurtia Republic |
| 30 | Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of OJSC VolgaTelecom Saratov subsidiary | СРТ № 00864 before 10.04.2020 | Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Saratov oblast |
| 31 | The right to use subsurface resources to produce subsurface water by OJSC VolgaTelecom | СМР №00968 before 21.06.2027 | Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Samara oblast |
| 32 | The right to use subsurface resources to provide water for health complex | СМР 01135 of 16.01.2006 before 06.09.2026 | Territorial agency for use of subsurface resources for Samara oblast |
| 33 | The right to use subsurface resources to produce subsurface water for economic and drinking needs of children's health campus "Orbita" | ЧЕБ №01295 before10.04.2013 | Ministry of Natural Resources of Chuvash Republic |
| 34 | The right to use subsurface resources to produce subsurface water for economic and drinking needs | ИШК №01818 before 25.02.2010 | Area fund of information of natural resources and environment protection of Russia's Ministry of Natural Resources for the Republic of Mariy-El |
| 35 | Production of subsurface water to provide for technological needs of recreation camp "Vetchak" | НЖГ № 00964 before 30.08.2010 | Regional agency for subsurface resources use in the Volga Federal district |
| 36 | Production of subsurface water to provide for economic-drinking needs of "Impulse" complex | ОМР 00679 before 06.09.2026 | Samara's area fund of geological information |
| 37 | For carrying out the activities of hazardous waste handling | М04/0011/Л of 31.05.2004 (before 31.05.2009) | Ministry of Natural Resources of the Russian Federation |
| 38 | Technical maintenance of gas circuits (maintenance, repair and rehabilitation of gas pipelines, constructions and other objects required for operation of gas circuits) | № 43-ДГ-006918 (С) of 29.07.2003 before 29.07.2008 | Russia's Gostekhnadzor |
| 39 | Installation, repair and servicing operations of fire fighting means ensuring fire security of buildings and constructions | № 2/01817 of 21.05.2003 (before 21.05.2008) | Russia's EMERCOM State department of State fire fighting service |
| 40 | For carrying out surveying and mapping activities, including:<br>1) 8.1.2.0.0 topographic mapping of general purpose and (or) its substantiation (correction) at scale 1:500 - 1:10 000, carried out at the plots of the area up to 1 square km | ВВГ-01374К of May 16, 2006 (before 16.05.2011) | Federal agency of surveying and mapping Ministry of Transport of the Russian Federation |

| | | | |
|---|---|---|---|
| | surveying, keeping cadastres, and other surveys;<br>2) **8.2.2.0.0.** topographic survey of underground and overground constructions (utilities) at 1:500 - 1:5000 scale, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys;<br><br>For carrying out survey operations, including:<br>**1) 5.2.0.0.0.** building and development of horizontal and altimetric survey networks during engineering surveys, construction and operation of buildings and structures, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities;<br>**2) 5.4.0.0.0.** position finding of geodetic points and posts on the earth's surface by using geodetic satellite receivers (stand-alone position finding devices) when carrying out engineering surveys, construction and operation of buildings and constructions, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities | ВВГ-01373Г of May 16, 2006 (before May 16, 2011) | Federal agency of surveying and mapping Ministry of Transport of the Russian Federation |
| 41 | Engineering maintenance of ciphering equipment | № Б 325753 of 10.11.2005 (before 10.11.2010) | Department of Federal Security Service for Nizhny Novgorod oblast |
| 42 | Provision of services in information encryption area | Б 325754 of 10.11.2005 (before 10.11.2010) | Department of Federal Security Service for Nizhny Novgorod oblast |
| 43 | Distribution of encryption (ciphering) equipment | Б 325752 of 10.11.2005 (before 10.11.2010) | Department of Federal Security Service for Nizhny Novgorod oblast |
| 44 | Educational activities | № 1501 of October 13, 2006 before 13.10.2009, Saransk town of Mordovia Republic | Ministry of Education of Mordovia Republic |
| 45 | Transportation of passengers by automobile transport | № АСС 52 000640 of 15.10.2002 (before 14.10.2007) | Licensing chamber |
| 46 | Transportation of passengers by truck transport | № ГСС 52 000639 of 15.10.2002 (before 14.10.2007) | Licensing chamber |
| | *For radio broadcasting:* | | |
| 47 | Mass medium "Volna" | Series PB № 10333 of 30.06.2006 (before 03.07.2010) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 48 | Mass medium "Pulse of Nizhny" | Series PB № 11370 of 13.02.2007 (before 12.11.2011) issued to extend the validity term of license № 7218 of 24.04.2003 (before 12.11.2006) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 49 | Mass medium "Retro-Aliyans" | Series PB № 10316 of 29.06.2006 (before 16.02.2011) | Federal service of supervision over compliance with legislation in the area of mass communications and |

| 50 | Mass medium "Radio "Russkyi lad" | Series PB № 7980 of 18.12.2003 (before 18.12.2008) | RF Ministry on press, TV and radio broadcasting, and mass media |
|---|---|---|---|
| 51 | Mass medium "Radio "Russkyi lad" | Series PB № 8552 of 15.11.2004 (before 15.11.2009) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 52 | Mass medium "Radio "Russkyi lad" | Series PB № 8553 of 15.11.2004 (before 15.11.2009) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 53 | Mass medium "Radio "Russkyi lad" | Series PB № 8554 of 15.11.2004 (before 15.11.2009) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 54 | Mass medium "Radio "Russkyi lad" | Series PB № 8555 of 15.11.2004 (before 15.11.2009) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 55 | Mass medium "Radio "Russkyi lad" | Series PB № 9802 of 23.01.2006 (before 23.01.2011) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 56 | Mass medium "Radio "Russkyi lad" | Series PB № 8820 of 06.04.2005 before 06.04.2010 | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 57 | Mass medium "TV-2000" | Series TB № 9454 of 02.11.2005 (before 01.11.2010) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 58 | Mass medium "Radio on VolgaTelecom wave" | Series PB № 8567 of 24.11.2004 (before 05.07.2009) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 59 | Mass medium "Radio on VolgaTelecom wave" | Series PB № 8565 of 24.11.2004 (before 04.03.2009) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 60 | Mass medium "BTK-Inform" | Series TB № 11020 of 16.01.2007 (before 15.01.2012) | Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection |
| 61 | Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice | ЛФ/07-615-52 of 31.03.1999 (before 30.03.2004) On 29.07.2005 the documents were filed to re-execute the license | Federal Agency for Government Communications and Information |

| | | | |
|---|---|---|---|
| | protection | № 194 of 17.06.2003 before 17.06.08.<br>№ 192 of 01.11.2003 before 01.11.08.<br>№ 665 of 19.04.2006 before 09.12.2007. | |
| 63 | Operations with the use of data making state secret | № 523 of 09.12.2002 before 09.12.07<br>№ 523/1 of 19.12.2002 before 09.12.07<br>№ 523/2 of 19.12.2002 before 09.12.07<br>№ 523/3 of 19.12.2002 before 09.12.07<br>№ 523/4 of 19.12.2002 before 09.12.07<br>№ 523/5 of 19.12.2002 before 09.12.07<br>№ 126 of 09.04.2003 before 10.04.08.<br>№ 126/1 of 09.04.2003 before 10.04.08.<br>№126/2 of 09.04.2003 before 10.04.08.<br>№ 193 of 17.06.2003 before 17.06.08.<br>№ 152 of 17.03.2003 before 17.03.08.<br>№152/1 of 17.03.2003 before 17.03.08.<br>№ 153 of 29.01.2003 before 29.01.08.<br>№ 153/4 of 29.01.2003 before 29.01.08.<br>№ 153/3 of 29.01.2003 before 29.01.08.<br>№ 153/2 of 29.01.2003 before 29.01.08.<br>№ 153/1 of 29.01.2003 before 29.01.08.<br>ЛЗ/180 of 09.12.2002 before 9.12.2010.<br>ЛЗ/180-01 of 09.12.2002 before 9.12.2010<br>№ 775 of 15.02.2005 before 16.02.2010.<br>№ 775/1 of 15.02.2006 before 16.02.2010г.<br>№ 775/2 of 15.02.2006 before 16.02.2010.<br>№ ЛЗ/180 of 09.12.2002 before 09.12.2010.<br>№ ЛЗ/180-01 of 09.12.2002 before 09.12.2010.<br>№ 842 of 25.08.2005 before 16.02.2010.<br>№ 843 of 25.08.2005 before 16.02.2010.<br>№461 of 24 07.2006 before 24.07.2009. | Area departments of Federal Security Service |

Issuer's forecast as regards the probability of licenses extension:

*Subject to compliance with necessary requirements and conditions in the course of services provision the validity term of most of the licenses will be extended. The conditions and the capability of licenses validity terms extension are connected with the licensee's operation without gross violations which is found out by regular checks of GosSvyazNadzor bodies. The issuer estimates the capability of basic licenses extension as quite high. The dates of the issuer's obligations to create the subscribers' base were performed in accordance with the licenses conditions.*

*Upon the validity term expiry the licenses may be extended if all items of the license conditions are conformed, which is confirmed by the verification report of the territorial department of Rossvyaznadzor, by the extension of the validity term of permissions for radio frequencies authorization (if used), and if the appropriate application is filed to the licensor's attention – Federal Agency of supervisory control in communications industry. Due to the fact that the Law "On communication" as redrafted became effective, in order to get the license for providing communications services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting.*

The issuer's forecast as regards the probability of license extension: *positive*

*2. (for items 45-62 of the Table provided in this item) Broadcasting licenses are extended on the basis of the verification report of DSSCI (department of state supervision over communications and IT) confirming the compliance with the license conditions and if the authorization documents on the possibility of radio frequency resource usage are available. The licenses are extended by Federal service of supervision in the area of mass communications and cultural heritage protection.*

The issuer's forecast as regards the probability of license extension: *positive*

*3. The licenses for the activities listed in items 21 – 44 of the Table provided in this item are extended subject to timely submittal of documents package, as established by the law, to the licensor's attention.*

### 3.2.6. The issuer's joint activity

Information about the issuer's joint activity for the reporting period:
*For the reporting period the issuer did not carry out joint activity with other entities, the issuer did not conclude ordinary partnership deeds.*

### 3.2.7. Additional requirements to the issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents

#### 3.2.7.1. To joint stock investment funds
*The issuer is not a joint stock investment fund.*

#### 3.2.7.2. To insurance undertakings
*The issuer is not an insurance undertaking.*

#### 3.2.7.3. To credit institutions
*The issuer is not a credit institution.*

#### 3.2.7.4. To mortgage agents
*The issuer is not a mortgage agent.*

### 3.2.8. Additional requirements to the issuers the core activities of which is mining operations

*The issuer does not mine mineral resources.*
*There are no subsidiary (associated) companies of the issuer which are engaged in mining operations.*

## a) Communications services provision licenses

Basic provisions of licenses

*1) Provisions of carrying out the activities in accordance with license № 23245.*

Types of communications services and types of networks permitted for utilization:

*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of local and intra-region telephony of public communication network, and also telephony services by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.*

*The licensee when rendering local telephony services must provide a subscriber with the access to telematic services and to the services of intra-region, DLD & ILD telephony, and also to data transfer communications services, excluding the services of data transfer for the purposes of voice information transmission.*

*DLD & ILD telephony services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with operators of long distance and international communications of PSTN of the Russian Federation.*

*The licensee when rendering intra-region telephony services must provide a subscriber with the access to telematic services and to data transfer communications services, excluding the services of data transfer for the purposes of voice information transmission.*

*Provision of local and intra-region communications services, as per this license, by using microwave radio systems is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry's regulatory documents.*

*It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated as per the established procedure by the state radio frequency service with the Russian Federation Ministry of IT and Communications.*

The license validity term: **before 04.10.2012**

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:
*In accordance with item 22 of the license's provisions the operator is obliged to provide inquiry services to the subscribers on the licensed territory. When a subscriber is allocated the directory number it is automatically registered in the subscribers' database.*
*In accordance with the Law "On communication" the data about the subscribers for providing inquiry services, including for preparation and distribution of information, are provided only with the subscriber's consent and in cases stipulated by RF federal laws.*

The dates of performance of the said obligations: *there are no requirements to the dates of database creation. From the start of services provision of granting access to PSTN the data about the subscriber are shown in public database of subscribers of the operator.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

### *2) Provisions of carrying out the activities in accordance with license № 24345.*

Types of communications services and types of networks permitted for utilization:

*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of local, DLD & ILD telephony of PSTN at the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast by using the network of call offices and payphone network being created by the licensee.*

*The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.*

*The licensee has the right to use communications channels and physical circuits of communications network of other operators for value received in accordance with the Civil Code.*

The license validity term: *before 28.11.2007*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The level of the issuer's performance of the said obligations: *during scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

### *3) Provisions of carrying out the activities in accordance with license № 23241*

Types of communications services and types of networks permitted for utilization:

*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of data transfer of public communication network on the territory of the Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.*

*Data transfer services are provided by using the licensee's data transfer network.*

*The licensee has the right to connect the data transfer equipment to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communications channels and physical circuits of PSTN.*

*only with the rights of subscriber units.*

The license validity term: *before 01.08.2007*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:

**In accordance with license provisions for the activities in communications services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.**

The dates of performance of the said obligations: *none.*

The level of the issuer's performance of the said obligations: *during scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license requirements.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*4) Provisions of carrying out the activities in accordance with license № 23721*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of sound programs broadcasting via the wire broadcasting network on the territory of the following Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.*
*The licensee's network is intended for broadcasting of sound programs of All-Russia and state regional companies.*
*Broadcasting of other programs is possible when the license for TV-radio broadcasting and appropriate contract with licensee-broadcaster are available.*

The license validity term: *before 12.09.2007*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base: *There are no such obligations.*

The dates of performance of the said obligations: *There are no such obligations.*

The level of the issuer's performance of the specified obligations: *There are no such obligations.*
Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

58

*all necessary actions to minimize the risk of their occurrence.*

*5) Provisions of carrying out the activities in accordance with license № 23244*

Types of communications services and types of networks permitted for utilization:

*By this license OJSC VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of PSTN by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Mariy-El.*

*Cellular communication services are provided by using the licensee's communications network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network-900 (PCN-900);*

*PCN-900, being created by the licensee, is connected to the Russian Federation PSTN at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.*

The license validity term: *before 17.03.2010*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:
*The subscribers' database is created since the time of cellular communication services provision contract conclusion as the subscriber gets the access to the service after its registration in the network's base.*

The dates of performance of the said obligations: *It is created simultaneously since the time of contracts conclusion with the subscriber.*

The level of the issuer's performance of the said obligations: *During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*6) Provisions of carrying out the activities in accordance with license № 36742*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of mobile radio telephone communication of PSTN on the territory of cities and towns: Penza, Kamenka of Penza oblast; Saratov, Balashov of Saratov oblast; Kirov of Kirov oblast.*
*The licensee's communications network is created by using radio telephone communication equipment operating in the frequency range of 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.*
*The licensee when providing communications services is obliged to observe the rules of communications networks connection and of their interaction as approved by the RF Government*

*licensee, when keeping the record of traffic and its transit in mobile radio telephone communication network of the licensee and when keeping the record of traffic and its transit from (to) communications networks of other operators.*

The license validity term: *before 28.11.2008*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base: *There are no such obligations.*

The dates of performance of the said obligations: *There are no such obligations.*

The level of the issuer's performance of the said obligations: *During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*


*7) Provisions of carrying out the activities in accordance with license № 23246*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide to users and subscribers technical capability of information transmission over channels and communication paths in analog and digital transmission systems of cable, overhead, microwave, satellite communication lines for transmission of communication signal within the boarders of one RF subject on the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.*
*Provision of channels, communication paths and physical circuits to customers is allowed for arranging communications networks if their owners have appropriate licenses of the Russian Federation Ministry of IT and Communications (the Russian Federation Ministry of Communications, the Russian Federation State committee of Communications and IT, the Russian Federation State committee of Telecommunications), and also for arranging subscriber lines in order to get access to different communications networks in accordance with the rules of their construction and for internal production networks not providing communications services on compensation basis, including those having the output port to public communication network.*
*Provision of communication channels and physical circuits is allowed for arranging subscriber and trunk lines of local telephone networks only within the limits of the territory of corresponding geographical zones of ABC ab numbering.*

The license validity term: *before 12.09.2007*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized*

60

The issuer's obligations in accordance with the said license to create the subscribers' base:
**In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.**

The dates of performance of the said obligations: *none.*

The level of the issuer's performance of the said obligations: *During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*8) Provisions of carrying out the activities in accordance with license № 23243*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide telegraphy services (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.*
*Telegraphy services are provided by using the licensee's technical facilities. The installed capacity of switching and transmission telegraph facilities belonging to the licensee should ensure the capability of complete satisfaction of the needs for telegraphy services on the licensed territory.*

The license validity term: *before 14.11.2007*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:
*There are no such obligations.*

The dates of performance of the said obligations: *There are no such obligations.*

The level of the issuer's performance of the said obligations: *During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*9) Provisions of carrying out the activities in accordance with license № 23240*
Types of communications services and types of networks permitted for utilization:

*information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.*

*The services are provided by using the licensee's technical facilities of telematic services.*

The license validity term: *before 01.08.2007*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:

**In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.**

The dates of performance of the said obligations: *none.*

The level of the issuer's performance of the said obligations: *During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*10) Provisions of carrying out the activities in accordance with license № 39201*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of cellular radio telephone communication of PSTN in the frequency range of 450 MHz at the territory of Samara oblast.*

*Cellular communication services are provided by using the licensee's communications network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network 450.*

The license validity term: *before 01.02.2009*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:

**In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.**

*requirements to network installed capacity are not stipulated, so the performance of this item does not result in the operator's responsibility.*

The level of the issuer's performance of the said obligations: *During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*11) Provisions of carrying out the activities in accordance with license № 27602*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of digital cellular radio telephone communication of PSTN in the frequency range of 450 MHz on the basis of IMT-MC 450 technology at the territory of Samara oblast.*
*Digital cellular radio telephone communication services are provided by using the licensee's communications network, which is a part of IMT-MC 450-based Federal cellular network of the Russian Federation.*
*The licensee should, for account of its own resources, ensure phase-by-phase disengagement of the spectrum of frequencies of 453,00...457,4 MHz/463,0...467,4 MHz.*

The license validity term: *before 18.08.2013*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:
**In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.**

The dates of performance of the said obligations: *none.*

The level of the issuer's performance of the said obligations: *During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*12) Provisions of carrying out the activities in accordance with licenses №№ 46638, 41564, 41563, 44589, 38571, 32182, 32183, 31760, 37277, 42567, 43243, 47903, 49536, 49535, 49537*

Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of broadcasting TV and sound programs over cable TV networks on the territories of – Saratov city of*

*city of Orenburg oblast; Ioshkar Ola town, Sernur town, Kozmodemiyansk town, settlement Orshanka, settlement Novyi Toriyal of the Republic of Mariy-El; Cheboksary town of Chuvash Republic.*

*The customers should be provided with the broadcasting of All-Russia TV-radio broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.*

The license validity term: *before 19.01.2012, 23.05.2011, 18.08.2011, 31.12.2011, 14.03.2011, 27.06.2010, 08.06.2010, 26.05.2010, 12.12.2010, 12.07.2011, 28.07.2011, 09.02.2012, 09.03.2012, 09.03.2012, and 09.03.2012 accordingly.*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:
*There are no such obligations.*

The dates of performance of the said obligations: *There are no such obligations.*

The level of the issuer's performance of the said obligations: *There are no such obligations.*

Factors which may negatively affect the issuer's performance of its obligations under this license:
*occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*13) Provisions of carrying out the activities in accordance with licenses №№ 39210, 31759, 31291, 37341, 31262, 32184, 33078, 42003, 43244, 45179, 49775, 45180, 44494, 49538, 38572, 36191, 36164, 47902, 47901, 47904, 49372, 48479, 48478, 48476, 48477, 49342, 50672, 52193*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of broadcasting TV and sound programs at the territories of settlements of Saratov, Nizhny Novgorod, Samara, Kirov, Orenburg, Penza, Ulyanovsk oblasts, the Republic of Mariy-El, Chuvashia and Mordovia Republics.*
*The licensee should provide the customers with the communications services meeting the quality and technical standards.*
*The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communications in the Russian Federation.*

The license validity term: *before 05.01.2010, 11.05.2010, 05.04.2008, 12.12.2010, 05.04.2010, 19.05.2008, 15.07.2010, 19.06.2011, 22.12.2010, 21.06.2011, 22.12.2010, 21.06.2011, 21.06.2011, 09.03.2012, 14.03.2009, 31.10.2008, 31.10.2008, 21.06.2011, 21.06.2011, 21.06.2011, 09.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, 09.03.2012, 21.06.2011, and 21.08.2012 accordingly.*

Conditions and the capability of the license validity term extension:

*supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:
*There are no such obligations.*

The dates of performance of the said obligations: *There are no such obligations.*

The level of the issuer's performance of the said obligations: *There are no such obligations.*

Factors which may negatively affect the issuer's performance of its obligations under this license:
*occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

●

*14) Provisions of carrying out the activities in accordance with license № 33679*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of mobile radio communication in PSTN at the territory of the Republic of Mariy-El.*
*Maximum number of the licensee's network subscribers – there are no such obligations.*
*The network is established by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communications and IT.*
*The category of the communications network - PSTN.*

The license validity term: *before 28.07.2008*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

●

The issuer's obligations in accordance with the said license to create the subscribers' base:
*There are no such obligations.*

The dates of performance of the said obligations: *There are no such obligations.*

The level of the issuer's performance of the said obligations: *There are no such obligations.*

Factors which may negatively affect the issuer's performance of its obligations under this license:
*occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*15) Provisions of carrying out the activities in accordance with license № 48866*
Types of communications services and types of networks permitted for utilization:
*By this license OJSC VolgaTelecom (licensee) is authorized to provide data transfer services for the purposes of voice information transmission at the territories of the following Republics and oblasts: the Republic of Mariy-El, Udmurtia Republic, Mordovia Republic, Chuvashia Republic, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast and Nizhny Novgorod oblast.*

The license validity term: *before 09.03.2012*

Conditions and the capability of the license validity term extension:
*Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements and of regulations governing these activities which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.*

The issuer's obligations in accordance with the said license to create the subscribers' base:

**In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.**

The dates of performance of the said obligations: *none.*

The level of the issuer's performance of the said obligations: *During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

*Frequencies:*

**Permission for utilization of OJSC VolgaTelecom communications electronics**

| Territory | Permission for utilization of radio frequency spectrum | Validity term | Miscellaneous |
|---|---|---|---|
| Saratov city, Base Station (BS)-4 | № 05-025108 of 11.03.2006 | Before 10.03.2016 | 330 MHz |
| Balashov town | № 14-06-21/2046 of 09.01.2003 | Before 08.12.2007 | 330 MHz |
| Saratov city, BS-1,2,3 | № 14-06-21/2045 of 09.01.2003 | Before 08.12.2007 | 330 MHz |
| Saratov city | № 05-025111 of 11.03.2006 | Before 10.03.2016 | 330 MHz |
| Settlement Pervomaiskyi, village Stepnyanka | №05-001045Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS-8, Syzran town BS-9, Zhigulevsk town BS-10 | № 14-06-21/791 of 09.01.2003 | Before 08.12.2007 | 330 MHz |
| Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Tolyatti town BS-9,10 | № 14-06-21/790 of 09.01.2003 | Before 08.12.2007 | 330 MHz |
| Saransk town BS-1,2 | № 14-06-21/792 of 09.01.2003 | Before 08.12.2007 | 330 MHz |
| Penza city BS-1,2 | № 14-06-21/875 of 09.01.2003 | Before 08.12.2007 | 330 MHz |
| "Serdobsk town – village Meshcherskoe" | № 58-1368 of 14.08.2003 | Before 14.08.2006 | 330 MHz |
| Penza city | № 06-003411Д of 08.08.2006 | Before 07.08.2016 | 330 MHz |
| Serdobsk town | № 06-003408Д of 09.08.2006 | Before 08.08.2016 | 330 MHz |
| Penza city | №06-003407Д of 08.08.2006 | Before 07.08.2016 | 330 MHz |
| Penza city | № 06-003410Д of 09.08.2006 | Before 08.08.2016 | 330 MHz |
| Gorodishche town | № 58-1331 of 11.08.2003 | Before 11.08.2006 | 330 MHz |
| Village Lopatino | № 06-003409Д of 09.08.2006 | Before 08.08.2016 | 330 MHz |
| Settlement Lunino | № 1027985 of 22.08.2003 | Before 11.09.2008 | 330 MHz |
| Kstovo town BS-5 | № 14-06-21/56677 of 31.12.2002 | Before 02.12.2007 | 330 MHz |
| Village Novyi Mir – settlement Ravenstvo | № 05-001020Д of 19.10.2005 | Before 19.10.2015 | 330 MHz |
| Village Novyi Mir – village Melenino | № 05-001433Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Village Shestakovka – village Kurtashka | № 05-001044Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |

Village Tashla - village Borodinsk

| | | | |
|---|---|---|---|
| Nizhny Novgorod city BS-1,2,3 | № 14-06-21/56681 of 31.12.2002 | Before 02.12.2007 | 330 MHz |
| Sergach town BS-1 | № 14-06-21/56679 of 31.12.2002 | Before 02.12.2007 | 330 MHz |
| Kirov city | № 07-000448Д of 11.01.2007 | Before 10.01.2017 | 307,5125/343,5125 MHz<br>307,5375/343,5375 MHz<br>307,7375/343,7375 MHz<br>307,7625/343,7625 MHz |
| Kirov city | № 07-000449Д of 11.01.2007 | Before 10.01.2017 | 307,8375/343,8375 MHz<br>307,8875/343,8875 MHz<br>307,9125/343,9125 MHz<br>307,9375/343,9375 MHz |
| Ioshkar Ola town | № 081-05-02/26314 of 02.06.2003 | Before 10.01.2008 | 156-160 MHz |
| Ioshkar Ola town BS-1,2,3,4 | № 07-005348 of 10.04.2007 | Before 09.04.2017 | 890-915 MHz |
| Mariy-El BS-148, 145, 147, 146, 151, 152, 157, 158, 153, 155, 161, 162 | № 07-003212 of 16.05.2007 | Before 15.05.2017 | 890-915 MHz |
| Mariy-El | № 05-023410 of 29.12.2005 | Before 28.12.2015 | 1805,-1880/1710-178 MHz |
| Ioshkar Ola town, settlement Sotnur, settlement Alexeevskoe, settlement Izi-Kugunur, settlement Bolshoi Shoriyal, settlement Shor-Un'zha, settlement Russkie Shoi, settlement Studenka, settlement Kirino, settlement Mariets, settlement Ismentsy | № 06-016569 of 22.12.2006 | Before 21.12.2016 | 1805,-1880/1710-178 MHz |
| Volzhsk town, Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora" | № 17-05-30/20405 of 24.04.2003 | Before 16.04.2008 | 935-960 MHz |
| The Republic of Mariy-El | № 04-005409 of 31.12.2004 | Before 31.12.2014 | 890-915 MHz |

| | | | 935-960 MHz |
|---|---|---|---|
| The Republic of Mariy-El | № 06-000873 of 14.03.2006 | Before 13.03.2016 | 890-915 MHz 935-960 MHz |
| The Republic of Mariy-El (17 BS) | № 06-014544 of 19.12.2006 | Before 18.12.2016 | 890-915 MHz 935-960 MHz |
| The Republic of Mariy-El (BS-7, 13, 10, 12, 17, 18, 28, 29, 30, 32, 33, 34, 35, 54, 38, 39, 40, 41, 42, 43, 45, 46, 47, 48, 49, 50, 51, 52, 6, 5, 8, 21, 22, 14, 19, 20, 16, 23, 37, 53) | № 07-002991 of 23.05.2007 | Before 22.05.2017 | 890-915 MHz 935-960 MHz |
| The Republic of Mariy-El BS № (163, 164, 107, 145, 165, 166, 167, 168, 169, 170, 171, 172, 173, 174, 175, 176, 177, 178, 179, 71) | № 07-009226 of 20.06.2007 | Before 19.06.2017 | 890-915 MHz 935-960 MHz |
| Samara oblast Village Kinel-Cherkassy | № 05-006377 of 23.03.2005 | Before 23.03.2015 | 417,5-419,5/395,0-397,0 MHz |
| Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otrl | № 04-002681 of 09.12.2004 | Before 29.12.2014 | 463,0-467,4 MHz/ 453,0-457,4 MHz |
| Samara oblast BS-Samara 5 | № 06-002263 of 14.04.2006 | Before 13.04.2016 | 463,-467,4/453,0-457, MHz |
| Samara oblast: BS-9, BS-11, BS-12, BS-13, BS-15, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25,BS-26, BS-27, BS-28, BS-29, BS-30, BS-31, BS-32, BS-33,BS-34, BS-35, BS-36, BS-37, BS-38, BS-39, BS-40, BS-41, BS-42, BS-43, BS-44, BS-45, BS-46, BS-47, BS-48, BS-49, BS-50, BS-51, BS-52 | № 05-024420 of 30.12.2005 | Before 29.12.2015 | 463,0-467,4 MHz 453,0-457,4 MHz |
| Samara oblast: BS-1, BS-3, BS-4, BS-7, BS-8, BS-9, BS-10, BS-11, BS-13, BS-16, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25, BS-28, BS-32, BS-38 | № 06-008910 of 10.07.2006 | Before 01.02.2009 | 453-457,5 MHz/ 463-467,5 MHz |
| Samara oblast: BS Samara 23, BS Samara 24, BS Samara 25, BS Serg1, BS Oblast 20, BS Oblast 21, BS Oblast 22/ | № 07-001137 of 30.01.2007 | Before 29.01.2017 | 453-457,5 MHz/ 463-467,5 MHz |
| Samara oblast: BS-2153, BS-2254, BS-955, BS-1056, BS-1157, BS-1258, BS-1459, BS-160, BS-1961 | № 06-010959 OF 18.09.2006 | Before 18.08.2013 | 463,0-467,4 MHz/453,0-457,4 MH |

| Location / Base stations | Permission | Term | Frequency |
|---|---|---|---|
| Samara oblast: BS-4, BS-16, BS-41 | № 07-017159 OF 20.06.2007 | Before 19.06.2017 | 453-457,5 MHz/ 463-467,5 MHz |
| The Republic of Mariy-El | № 1024077 of 16.12.2003 | Before 12.12.2008 | 890-915 MHz 935-960 MHz |
| The Republic of Mariy-El | № 03-12026 of 24.12.2003 | Before 20.12.2008 | 890-915 MHz 935-960 MHz |
| The Republic of Mariy-El | № 05-006333 of 23.03.2005 | Before 23.03.2015 | 890-915 MHz 935-960 MHz |
| The Republic of Mariy-El | № 07-007582 of 20.06.2007 (the effect of permission № 05-018360 of 25.10.2005 is terminated since re-registration of communications electronics) | Before 19.06.2017 | 890-915 MHz 935-960 MHz |
| The Republic of Mariy-El | № 06-003505 of 18.04.2006 | Before 17.04.2016 | 890-915 MHz 935-960 MHz |
| The Republic of Mariy-El | № 04-001064 of 12.10.2004 | Before 11.10.2014 | 1805,0-1880,0/ 1710,0-1785,0 |
| The Republic of Mariy-El | № 05-023792 of 30.12.2005 | Before 29.12.2015 | 1805,0-1880,0/ 1710,0-1785,0 |
| The Republic of Mariy-El | № 06-016568 of 19.12.2006 | Before 18.12.2016 | 1805,0-1880,0/ 1710,0-1785,0 |
| The Republic of Mariy-El BS-1026, BS -1025, BS -1027, BS -1031, BS -1032, BS -1024, BS -1033, BS -1028, BS -1029, BS -1030 | № 06-007642 of 18.07.2006 | Before 17.07.2016 | 1805,0-1880,0/ 1710,0-1785,0 |
| The Republic of Mariy-El BS -1038, BS -1030, BS -1034, BS -1039, BS -1036, BS -1037, BS -1040 | | | 1805,0-1880,0/ 1710,0-1785,0 |
| The Republic of Mariy-El BS -1042, BS -1043, BS -1044, BS -1045, BS -1046, BS -1047 | № 07-007580 of 20.06.2007 | Before 19.06.2017 | 1805,0-1880,0/ 1710,0-1785,0 |

| Location | License № | Validity | Frequency |
|---|---|---|---|
| Ioshkar Ola town BS-02, settlement Sovietskyi BS-03, settlement Mary-Turek BS-04, Kozmodemiyansk town BS-05, Settlement Morki BS-07, Volzhsk town BS-06, settlement Novyi Torial BS-09, settlement Gonyak BS-08, Settlement Kilemary BS-10, Settlement Kokshaisk BS-11, settlement Orshanka BS-12 | № 05-006657 of 24.03.2005 | Before 23.03.2015 | 146,0-174,0 MHz |
| Ioshkar Ola town BS-02 Kozmodemiyansk town BS-05 | № 05-012768 of 07.06.2005 | Before 06.06.2010 | 146-174 MHz |
| Village B.Nagatkino Tsylninskyi district | № 05-009259 of 06.05.2005 | Before 05.05.2015 | 330 MHz |
| Village Mogutovo – village Rzhavets | № 05-001048Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Village Yangiz – Marievka – settlement Severnyi | № 05-001050Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Village Bikkulovo – village Kamenka | № 05-001047Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Village Matveevka – village Staroashirovo – village Emelianovka – village V.Novokutlumbetievo | № 05-001051Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Village Novocherkassk – village Krasnogor, village Chernyi Otrog – village Ablyazovo, settlement Saraktash – village Siyal-Tugai | № 05-001042Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Village Kurmanaevka – village Petrovka, village Kostino village Volzhskyi, village Pokrovka – village Ivanovka, village Kutushi – village Mikhailovka | № 05-001043Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Village Gorkovskoe – village Zakumachnoe Village Dobrovolskoe – village Chilekta | № 05-001393Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Village Novosultangulovo – village Kurbanai, Village Asekeevo – village Yakovlevka | № 05-001037Д of 19.10.2005 | Before 18.10.2015 | 330 MHz |
| Alexandrovka | № 05-021089 of 29.12.2005<br>№ 06-020463 of 12.02.2007<br>№ 07-016679 of 20.06.2007 | Before 28.12.2015<br>Before 22.12.2010<br>Before 20.06.2007 | 7TV channel<br>3TV channel<br>1TV channel |
| Alexandrovka (Grach) | № 05-021071 of 29.12.2005 | Before 28.12.2015 | 3TV channel |

| Location | License № | Valid until | Channel |
|---|---|---|---|
| Aidyrlya | № 05-021221 of 29.12.2005 | Before 28.12.2015 | 29TV channel |
| Asekeevo (Novosultangulovo) | № 05-021045 of 26.12.2005 | Before 25.12.2015 | 34TV channel |
| Asekeevo | № 07-016680 of 20.06.2007 | Before | 3 TV CHANNEL |
| Alexeevka (Tsylninskyi's district) | № 05-023236 of 26.12.2005 | Before 25.12.2015 | 5TV CHANNEL |
| Alexeevka (Tsylninskyi's district) | № 05-021188 of 26.12.2005 | Before 25.12.2015 | 10TV CHANNEL |
| Alexeevka (Buguruslan's district) | № 05-021057 of 29.12.2005 | Before 28.12.2015 | 28TV CHANNEL |
| Alexeevka (Alexeevskyi's district) | №05-017236 of 03.08.2005 | Before 02.08.2010 | 10TV CHANNEL |
| Aksakovo | № 05-021206 of 29.12.2005 | Before 28.12.2015 | 10TV CHANNEL |
| Abdulino | № 05-021065 of 29.12.2005 | Before 28.12.2015 | 6TV CHANNEL |
| Blagodarnoe | № 05-021251 of 29.12.2005 | Before 28.12.2015 | 12TV CHANNEL |
| Blagodarnoe | № 07-016681 of 20.06.2007 | Before 19.06.2017 | 7 TV CHANNEL |
| Borodinskoe | № 05-021066 of 29.12.2005 | Before 28.12.2015 | 3TV CHANNEL |
| Buzuluk | № 05-023228 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
| Buzuluk | № 180-07-0151 of 24.09.2007 | Before 23.09.2017 | 4TV CHANNEL |
| Buzuluk | № 05-023243 of 26.12.2005 | Before 25.12.2015 | 70,82 MHz |
| Buguruslan | №05-021222 of 29.12.2005 | Before 28.12.2015 | 49TV CHANNEL |
| Balandino | № 05-021250 of 28.12.2005 | Before 27.12.2015 | 3TV CHANNEL |
| Bestuzhevka | № 05-021024 of 26.12.2005 | Before 25.12.2015 | 2TV CHANNEL |
| Brient | № 05-017626 of 28.12.2005 | Before 27.12.2015 | 8TV CHANNEL |
| Burtinskyi | № 05-021246 of 26.12.2005 | Before 25.12.2015 | 29TV CHANNEL |
| Veselyi | № 05-021220 of 29.12.2005 | Before 28.12.2015 | 21TV CHANNEL |
| Vasilievka | № 05-021054 of 26.12.2005 | Before 25.12.2015 | 35TV CHANNEL |
| | № 05-023235 of 26.12.2005 | | 23TV CHANNEL |
| Verkhnebuzulukskyi | № 05-021056 of 28.12.2005 | Before 27.12.2015 | 3TV CHANNEL |
| | № 05-021078 of 26.12.2005 | Before 25.12.2015 | 8TV CHANNEL |
| Vozdvizhenka | № 05-021068 of 26.12.2005 | Before 25.12.2015 | 2TV CHANNEL |
| Vyazovoe | № 05-021199 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Gamaleevka | № 05-021026 of 26.12.2005 | Before 25.12.2015 | 2TV CHANNEL |
| Gerasimovka | № 05-021064 of 26.12.2005 | Before 25.12.2015 | 7TV CHANNEL |
| Gerasimovka | № 05-017234 of 03.08.2005 | Before 02.08.2010 | 10TV CHANNEL |
| Georgievka | № 05-021063 of 29.12.2005 | Before 28.12.2015 | 3TV CHANNEL |
| Georgievka | № 07-016682 of 20.06.2007 | Before 19.06.2017 | 7 TV CHANNEL |

| Location | License | Date | Channel |
|---|---|---|---|
| Grachevka | № 05-021073 of 26.12.2005 | Before 25.12.2015 | 21TV CHANNEL |
| Dobrinka | № 05-021190 of 29.12.2005 | Before 28.12.2015 | 8TV CHANNEL |
| Dmitrovskyi | № 05-021261 of 29.12.2005 | Before 28.12.2015 | 35TV CHANNEL |
| Emelyanovka | № 05-021211 of 29.12.2005 | Before 28.12.2015 | 36TV CHANNEL |
| Emelyanovka | № 06-018093 of 28.12.2006 | Before 22.12.2010 | 29TV CHANNEL |
| Efimovka | № 05-021067 of 26.12.2005 | Before 25.12.2015г | 3TV CHANNEL |
| Efimovka | № 06-020467 of 31.01.2007 | Before 22.12.2010 | 7TV CHANNEL |
| Ilek | № 05-021077 of 29.12.2005 | Before 28.12.2015 | 3TV CHANNEL |
| | № 05-021208 of 29.12.2005 | Before 28.12.2015 | 27TV CHANNEL |
| Ivanovka | № 05-021203 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Zarechnoe | № 05-021038 of 26.12.2005 | Before 26.12.2015 | 2TV CHANNEL |
| | № 05-024714 of 18.02.2006 | Before 17.02.2015 | 9TV CHANNEL |
| Zapadnyi | № 05-021260 of 26.12.2005 | Before 25.12.2015 | 12 TV CHANNEL |
| Zelenyi dol | № 05-021215 of 29.12.2005 | Before 28.12.2015 | 6TV CHANNEL |
| Zagorie | № 05-023216 of 26.12.2005 | Before 25.12.2015 | 2TV CHANNEL |
| Zerklo | № 07-016683 of 20.06.2007 | Before 19.06.2017 | 33TV CHANNEL |
| Zhirnov | № 05-021255 of 26.12.2005 | Before 25.12.2015 | 10TV CHANNEL |
| Komissarovo | № 05-021088 of 29.12.2005 | Before 28.12.2015 | 8TV CHANNEL |
| | № 05-021062 of 26.12.2005 | Before 25.12.2015 | 6TV CHANNEL |
| Komarovo | № 07-016685 of 20.06.2007 | Before 19.06.2017 | 10TV CHANNEL |
| Kalikino | № 05-017233 of 03.08.2005 | Before 02.08.2010 | 6TV channel |
| Koptyazhevo | № 05-021029 of 26.12.2005 | Before 25.12.2015 | 6TV CHANNEL |
| Koptyazhevo | № 04-003377 of 08.04.2005 | Before 07.04.2015 | 3TV CHANNEL |
| Kinzelka | № 05-023190 of 29.12.2005 | Before 28.12.2015 | 2TV CHANNEL |
| Krestovka | № 04-003929 of 08.04.2005 | Before 07.04.2015 | 2TV CHANNEL |
| Kinzelka | № 04-001075 of 04.11.2004 | Before 03.11.2014 | 7TV CHANNEL |
| Kindelya | № 07-016684 of 20.06.2007 | Before 19.06.2017 | 12TV CHANNEL |
| Koskul | № 05-021243 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Koskul | № 05-021244 of 26.12.2005 | Before 25.12.2015 | 11TV CHANNEL |
| Kvarkeno | № 05-021216 of 28.12.2005 | Before 27.12.2015 | 31TV CHANNEL |
| Kyzyl-Mechet | № 05-021197 of 29.12.2005 | Before 25.12.2015 | 9TV CHANNEL |
| | № 05-023238 of 26.12.2005 | | 5TV CHANNEL |
| Kozlovka | № 05-021204 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Kulsharipovo | № 04-004640 of 08.04.2005 | Before 07.04.2015 | 3TV CHANNEL |

| Location | Document | Date | Channel |
|---|---|---|---|
| Kulagino | № 05-021209 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
|  | № 05-021245 of 29.12.2005 |  | 12TV CHANNEL |
| Kovylyaevka (Totskyi's district) | № 05-021212 of 29.12.2005 | Before 28.12.2015 | 8TV CHANNEL |
| Kovylyaevka | № 05-021017 of 26.12.2005 | Before 25.12.2015 | 2TV CHANNEL |
| Korovino | № 05-021270 of 03.12.2005 | Before 02.12.2010 | 4TV CHANNEL |
| Kamennoimangulovo | № 05-021205 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
|  | № 05-021061 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Kutluevo | № 05-021213 of 29.12.2005 | Before 28.12.2015 | 6TV CHANNEL |
| Kuvandyk | № 05-021730 of 29.12.2005 | Before 28.12.2015 | 5TV CHANNEL |
| Kusem | № 05-023182 of 26.12.2005 | Before 25.12.2015 | 5TV CHANNEL |
| Kurtashka | № 05-024715 of 18.02.2006 | Before 17.02.2016 | 3TV CHANNEL |
| Kulchum | № 05-023222 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
| Linevka | № 05-021080 of 26.12.2005 | Before 25.12.2015 | 6TV CHANNEL |
| Luybimovka | № 05-021072 of 26.12.2005 | Before 25.12.2015 | 3TV CHANNEL |
| Mordovskyi Buguruslan | № 05-023211 of 29.12.2005 | Before 28.12.2015 | 8TV CHANNEL |
|  | № 05-023206 of 29.12.2005 | Before 28.12.2015 | 6TV CHANNEL |
| Martynovka | № 05-017242 of 03.08.2005 | Before 02.08.2010 | 9TV CHANNEL |
| Maiskoe | № 07-001578 of 16.02.2007 | Before 22.12.2010 | 9TV CHANNEL |
| Marxsovskyi | № 07-016686 of 20.06.2007 | Before 19.06.2017 | 27TV CHANNEL |
| Mikhailovka - 2 | № 05-023208 of 28.12.2005 | Before 27.12.2015 | 2TV CHANNEL |
| Mikhailovka -1 | № 05-021294 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
| Mikhailovka -1 | № 07-016687 of 20.06.2007 | Before 19.06.2017 | 2TV CHANNEL |
| Malmyzh | № 05-007129 of 06.05.2005 | Before 05.05.2010 | 1TV CHANNEL |
| Mustaevo | № 05-023220 of 29.12.2005 | Before 27.12.2015 | 2TV CHANNEL |
|  | № 05-021214 of 28.12.2005 |  | 12TV CHANNEL |
| Malaya Remizena | № 05-023218 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
|  | № 05-021047 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Matveevka | № 05-021202 of 29.12.2005 | Before 28.12.2015 | 12TV CHANNEL |
|  | № 05-023185 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Mezhdurechie | № 05-021224 of 28.12.2005 | Before 27.12.2015 | 2TV CHANNEL |
| Mezhdurechie | № 05-021465 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
| Mochegai | № 05-023240 of 26.12.2005 | Before 25.12.2015 | 5TV CHANNEL |
| Mochegai | № 05-017238 of 03.08.2005 | Before 02.08.2010 | 10TV CHANNEL |
| Martynovka | № 05-023234 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |

| Location | License | Date | Channel |
|---|---|---|---|
| Miroshkino (Tashlinskyi district) | № 05-021207 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Miroshkino (Pervomaiskyi district) | № 05-021042 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Miroshkino (Pervomaiskyi district) | № 05-021682 of 29.12.2005 | Before 28.12.2015 | 4TV CHANNEL |
| Nazarovka | № 05-021075 of 29.12.2005 | Before 28.12.2015 | 8TV CHANNEL |
| Novobelogorka | № 05-017429 of 28.12.2005 | Before 27.12.2015 | 9TV CHANNEL |
| Novovasilievka | № 05-021086 of 29.12.2005 | Before 28.12.2015 | 8TV CHANNEL |
| Novosergeevka | № 05-023221 of 26.12.2005 | Before 25.12.2015 | 32TV CHANNEL |
| | № 05-021049 of 29.12.2005 | Before 28.12.2015 | 3TV CHANNEL |
| Novokamenka | № 05-021242 of 29.12.2005 | Before 28.12.2015 | 36TV CHANNEL |
| Novokamenka | № 07-001579 of 16.02.2007 | Before 22.12.2010 | 6TV CHANNEL |
| Novomusino | № 07-016688 of 20.06.2007 | Before 19.06.2017 | 11TV CHANNEL |
| Noikono | № 05-023213 of 29.12.2005 | Before 28.12.2015 | 3TV CHANNEL |
| Novouzely | № 05-023183 of 29.12.2005 | Before 28.12.2015 | 3TV CHANNEL |
| | № 05-021210 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Nesterovka | № 05-023192 of 29.12.2005 | Before 28.12.2015 | 2TV CHANNEL |
| Novoyulaska | № 05-023197 of 29.12.2005 | Before 28.12.2015 | 11TV CHANNEL |
| Novoyulaska | № 06-020470 of 31.01.2007 | Before 22.12.2010 | 2TV CHANNEL |
| Novopavlushkino | № 06-009102 of 26.09.2006 | Before 25.09.2016 | 11TV CHANNEL |
| Novospasskoe | № 03-01970 of 09.10.2003 | Before 01.08.2005 | 4TV CHANNEL |
| | № 05-023209 of 29.12.2005 | Before 28.12.2015 | 8TV CHANNEL |
| Nesterovka | № 05-021733 of 29.12.2005 | Before 28.12.2015 | 4TV CHANNEL |
| Nizhnekristalka | № 05-021593 of 29.12.2005 | Before 28.12.2015 | 4TV CHANNEL |
| Novonikolskoe | № 05-023210 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Novoiletsk | № 05-023201 of 28.12.2005 | Before 27.12.2015 | 7TV CHANNEL |
| Novomarievka | № 05-021218 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Nevezhkino | № 05-021048 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Nevezhkino | № 05-021186 of 26.12.2005 | Before 25.12.2015 | 9TV CHANNEL |
| Novomusino | № 05-021182 of 26.12.2005 | Before 25.12.2015 | 9TV CHANNEL |
| Novonikolskoe | № 05-021194 of 26.12.2005 | Before 25.12.2015 | 9TV CHANNEL |
| Novonikolskoe | № 07-001584 of 16.02.2007 | Before 22.12.2010 | 6TV CHANNEL |
| Nizhnekristalka | № 05-021193 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| N. Gumbet | № 05-021053 of 26.12.2005 | Before 25.12.2015 | 27TV CHANNEL |
| Nikolskoe | № 05-021033 of 26.12.2005 | Before 25.12.2015 | 23TV CHANNEL |
| | № 05-021037 of 26.12.2005 | Before 25.12.2015 | 37TV CHANNEL |

| Location | Reference | Date | Channel |
|---|---|---|---|
| Razdolnoe | № 05-017541 of 28.12.2005 | Before 27.12.2015 | 11TV CHANNEL |
| Revolutsionnyi | № 05-021035 of 26.12.2005 | Before 25.12.2015 | 29TV CHANNEL |
| Revolutsionnyi | № 04-004828 of 06.05.2005 | Before 05.05.2010 | 6TV CHANNEL |
| village Russkyi Kandyz | № 05-023207 of 29.12.2005 | Before 28.12.2015 | 23TV CHANNEL |
| village Russkyi Kandyz | № 05-023186 of 29.12.2005 | Before 28.12.2015 | 25TV CHANNEL |
| Romanovka | № 04-003090 of 23.05.2005 | Before 22.05.2015 | 9TV CHANNEL |
| Romanovka (Sorochinskyi district) | № 05-017627 of 28.12.2005 | Before 27.12.2015. | 7TV CHANNEL |
| Rodinskyi | № 05-017239 of 03.08.2005 | Before 02.08.2010 | 9TV CHANNEL |
| Russkaya bokla | № 05-023223 of 26.12.2005 | Before 25.12.2015 | 5TV CHANNEL |
|  | № 05-023229 of 26.12.2005 |  | 10TV CHANNEL |
| Ryabinnyi | № 05-023237 of 26.12.2005 | Before 25.12.2015 | 5TV CHANNEL |
| Rannee (Tashliinskyi's district) | № 05-021201 of 26.12.2005 | Before 25.12.2015 | 10TV CHANNEL |
| Rybkino | № 05-021041 of 26.12.2005 | Before 25.12.2015 | 2TV CHANNEL |
| Rzhavka | № 05-021070 of 26.12.2005 | Before 25.12.2015 | 3TV CHANNEL |
|  | № 05-023226 of 26.12.2005 | Before 25.12.2015 | 5TV CHANNEL |
| Romashkino | № 05-021040 of 26.12.2005 | Before 25.12.2015 | 7TV CHANNEL |
| Sainovka | № 04-003071 of 23.05.2005 | Before 23.05.2015 | 7TV CHANNEL |
| Sagarchin | № 06-020469 of 31.01.2007 | Before 22.12.2010 | 7TV CHANNEL |
| Sagarchin | № 07-016690 of 20.06.2007 | Before 19.06.2017 | 12TV CHANNEL |
| Saifutdinovo | № 04-003023 of 23.05.2005 | Before 22.05.2015 | 7TV CHANNEL |
| Samarkino | № 05-021059 of 26.12.2005 | Before 25.12.2015 | 3TV CHANNEL |
| Svetlyi | № 05-021076 of 29.12.2005 | Before 28.12.2015 | 6TV CHANNEL |
| Slobodka | № 04-003003 of 23.05.2005 | Before 22.05.2015 | 8TV CHANNEL |
| village Sukhorechka | № 05-023212 of 26.12.2005 | Before 25.12.2015 | 12TV CHANNEL |
| Sovetskoe of Buguruslan district | № 05-021032 of 26.12.2005 | Before 25.12.2015 | 6TV CHANNEL |
|  | № 05-023224 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
| Sovetskoe of Pervomaiskyi district | № 05-023227 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
|  | № 05-021031 of 26.12.2005 | Before 25.12.2015 | 6TV CHANNEL |
| Staroe Tyurino | № 05-021028 of 26.12.2005 | Before 25.12.2015 | 10TV CHANNEL |
| Stepanovka | № 05-023239 of 29.12.2005 | Before 29.12.2005 | 5TV CHANNEL |
|  | № 05-021227 of 28.12.2005 | Before 27.12.2015 | 2TV CHANNEL |
| Staromukmenevo | № 05-021226 of 28.12.2005 | Before 27.12.2015 | 2TV CHANNEL |
| Starokulsharipovo | № 04-002979 of 23.05.2005 | Before 22.05.2015 | 8TV CHANNEL |
| Staroyashkino | № 05-021249 of 29.12.2005 | Before 28.12.2015 | 3TV CHANNEL |

| Location | License | Valid | TV Channel |
|---|---|---|---|
| Studenoe | № 05-021230 of 28.12.2005 | Before 27.12.2015 | 10TV CHANNEL |
| Stepnoi | № 05-021185 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Slonovka | № 05-021229 of 29.12.2005 | Before 28.12.2015 | 10TV CHANNEL |
| Slonovka | № 04-003086 of 23.05.2005 | Before 22.05.2015 | 12TV CHANNEL |
| Sverdlovskyi | № 05-023230 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
|  | № 05-021225 of 28.12.2005 | Before 27.12.2015 | 2TV CHANNEL |
| Sofievka | № 05-023225 of 26.12.2005 | Before 25.12.2015 | 40TV CHANNEL |
|  | № 05-021285 of 29.12.2005 | Before 28.12.2015 | 5TV CHANNEL |
| Oktayabrskoe | № 05-021195 of 26.12.2005 | Before 25.12.2015 | 10TV CHANNEL |
| Ozernyi | № 05-021189 of 26.12.2005 | Before 25.12.2015 | 10TV CHANNEL |
| Ozernyi | № 05-012351 of 26.12.2005 | Before 25.12.2015 | 2TV CHANNEL |
| Orenburg | № 03-06753 of 12.11.2003 | Before 01.08.2005 | 24TV CHANNEL |
|  | № 06-002634 of 14.04.2006 | Before 13.04.2016 | 31TV CHANNEL |
| Orenburg | № 05-018535 of 30.12.2005 | Before 29.12.2015 | 9TV CHANNEL |
| Orsk | № 05-021034 of 26.12.2005 | Before 25.12.2015 | 3TV CHANNEL |
| Orsk | № 06-005199 of 18.07.2006 | Before 17.07.2016 | 24TV CHANNEL |
| Obilnyi | № 05-021196 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Saransk town | № 07-016696 of 20.06.2007 | Before 19.06.2017 | 2TV CHANNEL |
| Tamdysai | № 05-017031 of 28.12.2005 | Before 27.12.2015 | 8TV CHANNEL |
| Troitskoe | № 05-021055 of 26.12.2005 | Before 25.12.2015 | 8TV CHANNEL |
|  | № 05-021046 of 26.12.2005 | Before 25.12.2015 | 3TV CHANNEL |
|  | № 05-021259 of 29.12.2005 | Before 28.12.2015 | 6TV CHANNEL |
| Troitskoe | № 06-020476 of 31.01.2007 | Before 22.12.2010 | 5TV CHANNEL |
| Troitskoe | № 07-016689 of 20.06.2007 | Before 19.06.2017 | 11 TV CHANNEL |
| Tolkaevka | № 05-021060 of 26.12.2005 | Before 25.12.2015 | 29TV CHANNEL |
| Tobolskyi | № 05-021043 of 29.12.2005 | Before 28.12.2015 | 6TV CHANNEL |
| Tobolskyi | № 05-010423 of 26.12.2005 | Before 25.12.2015 | 1TV CHANNEL |
| Timashevo | № 05-021079 of 26.12.2005 | Before 25.12.2015 | 9TV CHANNEL |
| Podlesnoe | № 05-021106 of 28.12.2005 | Before 27.12.2015 | 6TV CHANNEL |
|  | № 05-021192 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Pilyugino | № 05-021074 of 26.12.2005 | Before 25.12.2015 | 26TV CHANNEL |
| Pashkino | № 05-021184 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Petrovka | № 05-021012 of 26.12.2005 | Before 25.12.2015 | 2TV CHANNEL |
| Polibino | № 05-021228 of 28.12.2005 | Before 27.12.2015 | 6TV CHANNEL |

| Location | Document | Date | Channel |
|---|---|---|---|
| Pokrovka | № 07-001583 of 16.02.2007 | Before 22.12.2010 | 8TV CHANNEL |
| Pervokrasnoe | № 05-023233 of 29.12.2005 | Before 28.12.2015 | 4TV CHANNEL |
|  | № 05-021099 of 28.12.2005 | Before 27.12.2015 | 7TV CHANNEL |
| Preobrazhenka | № 05-023232 of 29.12.2005 | Before 28.12.2015 | 4TV CHANNEL |
|  | № 05-021200 of 29.12.2005 | Before 28.12.2015 | 11TV CHANNEL |
|  | № 05-021183 of 28.12.2005 | Before 27.12.2015 | 9TV CHANNEL |
| Privolnyi | № 05-021044 of 26.12.2005 | Before 25.12.2015 | 10TV CHANNEL |
| Pridolinnyi | № 05-021027 of 26.12.2005 | Before 25.12.2015 | 1TV CHANNEL |
| Priyutnoe | № 07-001582 of 16.02.2007 | Before 22.12.2010 | 7TV CHANNEL |
| Pobeda | № 05-023219 of 26.12.2005 | Before 25.12.2015 | 4TV CHANNEL |
|  | № 05-021085 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Pavlovo-Antonovka | № 05-021187 of 29.12.2005 | Before 28.12.2015 | 11TV CHANNEL |
|  | № 05-021180 of 29.12.2005 | Before 28.12.2015 | 8TV CHANNEL |
| Pervomaiskyi | № 05-021253 of 28.12.2005 | Before 27.12.2015 | 8TV CHANNEL |
|  | № 05-023184 of 29.12.2005 | Before 28.12.2015 | 5TV CHANNEL |
| Pervomaisk | № 05-021252 of 26.12.2005 | Before 25.12.2015 | 12TV CHANNEL |
| Pronkino (Sorochinskyi district) | № 05-021092 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Putayatino | № 05-021256 of 29.12.2005 | Before 28.12.2015 | 12TV CHANNEL |
|  | № 05-021223 of 28.12.2005 | Before 27.12.2015 | 1TV CHANNEL |
| Uteevo | № 05-021052 of 26.12.2005 | Before 25.12.2015 | 7TV CHANNEL |
|  | № 05-023195 of 26.12.2005 |  | 5TV CHANNEL |
| Settlement Uralskyi | № 05-023205 of 29.12.2005 | Before 28.12.2015 | 7TV CHANNEL |
| Uspenka | № 05-021030 of 26.12.2005 | Before 25.12.2015 | 8TV CHANNEL |
|  | № 05-023198 of 29.12.2005 | Before 28.12.2015 | 4TV CHANNEL |
| Chernyshevka (Vyazovoe) | № 06-020468 of 31.01.2007 | Before 22.12.2010 | 2TV CHANNEL |
| Khortista | № 05-021247 of 29.12.2005 | Before 28.12.2015 | 3TV CHANNEL |
|  | № 05-021051 of 29.12.2005 | Before 28.12.2015 | 2TV CHANNEL |
| Fedorovka | № 05-021050 of 29.12.2005 | Before 28.12.2015 | 2TV CHANNEL |
|  | № 05-021039 of 26.12.2005 | Before 25.12.2015 | 12TV CHANNEL |
| Shirokoe (Tashlinskyi district) | № 05-023187 of 26.12.2005 | Before 25.12.2015 | 5TV CHANNEL |
|  | № 05-021198 of 29.12.2005 | Before 28.12.2015 | 9TV CHANNEL |
| Shestakovka | № 05-021217 of 28.12.2005 | Before 27.12.2015 | 11TV CHANNEL |
|  | № 05-021081 of 26.12.2005 | Before 25.12.2015 | 3TV CHANNEL |
| Energetik | № 05-021254 of 29.12.2005 | Before 28.12.2005 | 22TV CHANNEL |

| Location | Registration | Before | TV Channel |
|---|---|---|---|
| Yasnyi | № 05-021036 of 26.12.2005 | Before 25.12.2015 | 12TV CHANNEL |
| Yafarovo | № 05-021023 of 26.12.2005 | Before 25.12.2015 | 7TV CHANNEL |
| Yagodnoe | № 05-021022 of 26.12.2005 | Before 25.12.2015 | 8TV CHANNEL |
|  | № 05-021684 of 29.12.2005 | Before 28.12.2015 | 5TV CHANNEL |
| Yaman | № 05-021058 of 26.12.2005 | Before 25.12.2015 | 6TV CHANNEL |
| Yasnogorskyi | № 05-021219 of 28.12.2005 | Before 27.12.2015 | 37TV CHANNEL |
| Yakovlevka | № 05-021248 of 29.12.2005 | Before 25.12.2015 | 6TV CHANNEL |
|  | № 05-023196 of 26.12.2005 |  | 4TV CHANNEL |
| Yashkino | № 05-021025 of 26.12.2005 | Before 25.12.2015 | 11TV CHANNEL |
|  | № 05-021191 of 26.12.2005 |  | 9TV CHANNEL |
| Insar | № 06-006890 of 13.06.2006 | Before 12.06.2011 | 37TV CHANNEL |
| Insar | № 06-006889 of 13.06.2006 | Before 12.06.2011 | 39TV CHANNEL |
| Dubenki | № 06-006891 of 13.06.2006 | Before 12.06.2011 | 37TV CHANNEL |
| Dubenki | № 06-006892 of 13.06.2006 | Before 12.06.2011 | 31TV CHANNEL |
| Chamzinka | № 06-006904 of 13.06.2006 | Before 12.06.2011 | 31TV CHANNEL |
| Chamzinka | № 06-006903 of 13.06.2006 | Before 12.06.2011 | 37TV CHANNEL |
| Zubova-Polyana | № 06-006896 of 13.06.2006 | Before 12.06.2011 | 39TV CHANNEL |
| Zubova-Polyana | № 06-006897 of 13.06.2006 | Before 12.06.2011 | 37TV CHANNEL |
| Atyashevo | № 06-006888 of 13.06.2006 | Before 12.06.2011 | 31TV CHANNEL |
| Atyashevo | № 06-006893 of 13.06.2006 | Before 12.06.2011 | 37TV CHANNEL |
| Ardatov | № 06-010257 of 26.07.2006 | Before 25.07.2011 | 31TV CHANNEL |
| Ardatov | № 06-010250 of 26.07.2006 | Before 25.07.2011 | 37TV CHANNEL |
| Ichalki | № 06-006886 of 06.06.2006 | Before 05.06.2011 | 37TV CHANNEL |
| Ichalki | № 06-006887 of 13.06.2006 | Before 12.06.2011 | 31TV CHANNEL |
| Lyambir | № 06-010259 of 26.07.2006 | Before 25.07.2011 | 39TV CHANNEL |
| Lyambir | № 06-010265 of 26.07.2006 | Before 25.07.2011 | 37TV CHANNEL |
| B.Bereznyaki | № 06-006902 of 13.06.2006 | Before 12.06.2011 | 31TV CHANNEL |
| B.Bereznyaki | № 06-006901 of 13.06.2006 | Before 12.06.2011 | 37TV CHANNEL |
| B.Ignatievo | № 06-010256 of 26.07.2006 | Before 25.07.2011 | 31TV CHANNEL |
| B.Ignatievo | № 06-010261 of 26.07.2006 | Before 25.07.2011 | 37TV CHANNEL |
| Ruzaevka | № 06-010249 of 26.07.2006 | Before 25.07.2011 | 37TV CHANNEL |
| Ruzaevka | № 06-010251 of 26.07.2006 | Before 25.07.2011 | 39TV CHANNEL |
| Torbeevo | № 06-006899 of 13.06.2006 | Before 12.06.2011 | 39TV CHANNEL |

| Location | Document | Date | Frequency |
|---|---|---|---|
| Torbeevo | № 06-006898 of 13.06.2006 | Before 12.06.2010 | 37TV CHANNEL |
| Tengushevo | № 06-006885 of 06.06.2006 | Before 05.06.2011 | 39TV CHANNEL |
| Tengushevo | № 06-006884 of 06.06.2006 | Before 05.06.2011 | 37TV CHANNEL |
| Temnikov | № 06-010252 of 26.07.2006 | Before 25.07.2011 | 37TV CHANNEL |
| Temnikov | № 06-010254 of 26.07.2006 | Before 25.07.2011 | 39TV CHANNEL |
| Krasnoslobodsk | № 06-006894 of 13.06.2006 | Before 12.06.2011 | 39TV CHANNEL |
| Krasnoslobodsk | № 06-006895 of 13.06.2006 | Before 12.06.2011 | 37TV CHANNEL |
| Kovylkino | № 06-006900 of 13.06.2006 | Before 12.06.2011 | 39TV CHANNEL |
| Kovylkino | № 06-006905 of 13.06.2006 | Before 12.06.2011 | 37TV CHANNEL |
| Tolyatti town | № 06-006570 of 30.06.2006 | Before 14.03.2009 | 2500-2700 MHz |
| Tolyatti town | № 06-009202 of 28.08.2006 | Before 27.08.2016 | 2500-2700 MHz |
| Syzran town | № 06-006569 of 30.06.2006 | Before 14.03.2009 | 2500-2700 MHz |
| Arkadak | № 07-000774 of 19.02.2007 | Before 18.02.2017 | 68,63 MHz |
| Atkarsk | № 07-016677 of 20.06.2007 | Before 19.06.2017 | 68,36 MHz |
| Ekaterinovka | № 07-000775 of 19.02.2007 | Before 18.02.2017 | 68,48 MHz |
| Rtishchevo | № 07-016678 of 20.06.2007 | Before 19.06.2017 | 69,47 MHz |
| Borskoe | № 06-020454 of 14.02.2007 | Before 13.02.2017 | 73,04 MHz |
| Grachevka | № 05-023244 of 26.12.2005 | Before 25.12.2015 | 72,62 MHz |
| Ruzaevka town | № 04-002448 of 23.05.2005 | Before 22.05.2015 | 67,46 MHz |
| Sovietsk town | № 05-007125 of 06.05.2005 | Before 05.05.2010 | 67,07 MHz |
| Volzhsk town | № 06-000539 of 14.03.2006 | Before 13.03.2016 | 70,7 MHz |
| Yurino | № 06-012563 of 20.11.2006 | Before 19.11.2016 | 72,62 MHz |
| Shelanger | № 06-012564 of 20.11.2006 | Before 19.11.2016 | 69,62 MHz |
| Yavas town | № 04-002414 of 23.05.2005 | Before 22.05.2015 | 67,67 MHz |
| Uni town | № 05-007018 of 06.05.2005 | Before 05.05.2010 | 67,91 MHz |
| Settlement Nyr | № 07-016799 of 04.06.2007 | Before 03.06.2017 | 70,55 MHz |
| Levany | № 07-016936 of 20.06.2007 | Before 19.06.2017 | 68,33 MHz |
| Sanchursk town | № 05-007142 of 06.05.2005 | Before 05.05.2010 | 73,28 MHz |
| Krasnoslobodsk town | № 04-002449 of 23.05.2005 | Before 22.05.2015 | 67,31 MHz |
| Umet town | № 04-002440 of 23.05.2005 | Before 22.05.2015 | 68,33 MHz |
| Settlement Romodanovo | № 04-002461 of 23.05.2005 | Before 22.05.2015 | 71,12 MHz |
| Lyambir | № 04-002405 of 23.05.2005 | Before 22.05.2015 | 68,96 MHz |
| Chamzinka | № 04-002474 of 23.05.2005 | Before 22.05.2015 | 68,75 MHz |

| Torbeevo | № 04-002421 of 23.05.2005 | Before 22.05.2015 | 68,69 MHz |
|---|---|---|---|
| Shaigovo | № 04-002428 of 23.05.2005 | Before 22.05.2015 | 69,65 MHz |
| B.Ignatovo | № 04-002094 of 23.05.2005 | Before 22.05.2015 | 67,34 MHz |
| Kovylkino | № 04-002488 of 23.05.2005 | Before 22.05.2015 | 69,14 MHz |
| B.Bereznyaki | № 04-002078 of 23.05.2005 | Before 22.05.2015 | 68,42 MHz |
| Dubenki | № 04-002089 of 23.05.2005 | Before 22.05.2015 | 67,28 MHz |
| Elniki | № 04-002086 of 23.05.2005 | Before 22.05.2015 | 68,78 MHz |
| Insar | № 04-002090 of 23.05.2005 | Before 22.05.2015 | 71,03 MHz |
| Atyurievo | № 04-002079 of 23.05.2005 | Before 22.05.2015 | 69,77 MHz |
| Kadoshkino | № 04-002091 of 23.05.2005 | Before 22.05.2015 | 69,41 MHz |
| Vechkusy | № 04-002083 of 23.05.2005 | Before 22.05.2015 | 66,95 MHz |
| Atyashevo | № 04-002080 of 23.05.2005 | Before 22.05.2015 | 68,51 MHz |
| Ardatov | № 04-002917 of 23.05.2005 | Before 22.05.2015 | 72,68 MHz |
| Temnikov | № 04-002410 of 23.05.2005 | Before 22.05.2015 | 68,99 MHz |
| Temnikov | № 04-002473 of 23.05.2005 | Before 22.05.2015 | 66,53 MHz |
| Neftegorsk town | № 05-006673 of 06.05.2005 | Before 05.05.2010 | 68,9 MHz |
| Elkhovka | № 06-020449 of 19.02.2007 | Before 18.02.2017 | 70,76 MHz |
| Chapaevsk | № 06-020453 of 19.02.2007 | Before 18.02.2017 | 68,99 MHz |
| Vyatskie Polyany town | № 05-007124 of 06.05.2005 | Before 08.09.2010 | 66,35 MHz |
| Vyatskie Polyany town | № 05-025602 of 14.03.2006 | Before 13.03.2016 | 67,91 MHz |
| Buguruslan town | № 05-023245 of 26.12.2005 | Before 25.12.2015 | 102,8 MHz |
| Sorochinsk | № 06-020350 of 12.02.2007 | Before 11.02.2017 | 102,0 MHz |
| Pervomaiskyi | № 06-020352 of 12.02.2007 | Before 11.02.2017 | 103,0 MHz |
| Kvarkeno | № 06-020353 of 12.02.2007 | Before 11.02.2017 | 103,1 MHz |
| Saraktash | № 06-020351 of 14.02.2007 | Before 13.02.2017 | 103,3 MHz |
| Abdulino | № 06-020354 of 14.02.2007 | Before 13.02.2017 | 105,1 MHz |
| Orenburg city | № 05-015612 of 09.06.2005 | Before 08.06.2015 | 1053 KHz |
| Mary-Turek | № 06-018075 of 19.12.2006 | Before 18.12.2016 | 68,60 MHz |
| Novyi Toriyal | № 05-021107 of 28.12.2005 | Before 28.12.2015 | 67,16 MHz |
| Kilemary | № 06-001444 of 10.04.2006 | Before 09.04.2016 | 67,61 MHz |
| Morki | № 06-006963 of 01.06.2006 | Before 31.05.2016 | 70,82 MHz |
| Paranga | № 06-006970 of 01.06.2006 | Before 31.05.2016 | 69,11 MHz |
| Sheklyanur | № 06-006971 of 01.06.2006 | Before 31.05.2016 | 73,49 MHz |

| | | | |
|---|---|---|---|
| Kozmodemyansk | № 06-006965 of 01.06.2006 | Before 31.05.2016 | 69,68 MHz |
| Sernur | № 06-006968 of 01.06.2006 | Before 31.05.2016 | 69,65 MHz |
| Sovietskyi | № 06-006967 of 01.06.2006 | Before 31.05.2016 | 73,91 MHz |
| Orshanka | № 06-006966 of 01.06.2006 | Before 31.05.2016 | 70,76 MHz |
| Kuzhener | № 06-006964 of 01.06.2006 | Before 31.05.2016 | 72,35 MHz |
| Arzamas | № 06-003058 of 19.05.2006 | Before 18.05.2016 | 67,37 MHz |
| Ardatov | № 06-004600 of 06.07.2006 | Before 05.07.2016 | 70,67 MHz |
| Balakhna | № 06-003066 of 19.05.2006 | Before 18.05.2016 | 69,78 MHz |
| Bogorodsk | № 06-004601 of 06.07.2006 | Before 05.07.2016 | 70,79 MHz |
| Bolshoe Boldino | № 06-004599 of 06.07.2006 | Before 05.07.2016 | 71,03 MHz |
| Bolshoe Murashkino | № 05-019645 of 30.12.2003 | Before 29.12.2015 | 70,34 MHz |
| Bikkulovo | № 04-003928 of 23.05.2005 | Before 22.05.2015 | 102,1 MHz |
| Buturlino | № 06-004598 of 06.07.2006 | Before 05.07.2016 | 70,91 MHz |
| Vad | № 06-004597 of 06.07.2006 | Before 05.07.2016 | 66,17 MHz |
| Varnavino | № 06-004596 of 06.07.2006 | Before 05.07.2016 | 67,31 MHz |
| Vacha | № 06-004594 of 06.07.2006 | Before 05.07.2016 | 66,65 MHz |
| Vetluga | № 05-019646 of 30.12.2005 | Before 29.12.2015 | 70,91 MHz |
| Voznesenskoe | № 06-004595 of 06.07.2006 | Before 05.07.2016 | 68,72 MHz |
| Vorotynets | № 06-004593 of 06.07.2006 | Before 05.07.2016 | 66,74 MHz |
| Voskresenskoe | № 06-004592 of 06.07.2006 | Before 05.07.2016 | 73,58 MHz |
| Vyksa | № 05-019644 of 30.12.2005 | Before 29.12.2015 | 68,93 MHz |
| Gagino | № 06-004591 of 06.07.2006 | Before 05.07.2016 | 73,97 MHz |
| Gorodets | № 06-004590 of 06.07.2006 | Before 05.07.2016 | 70,94 MHz |
| Diveevo | № 06-004588 of 06.07.2006 | Before 05.07.2016 | 69,8 MHz |
| Dalnee Konstantinovo | № 06-004589 of 06.07.2006 | Before 05.07.2016 | 73,58 MHz |
| Krasnye Baki | № 07-010987 of 18.06.2007 | Before 17.06.2017 | 66,86 MHz |
| Knayaginino | № 06-004587 of 06.07.2006 | Before 05.07.2016 | 73,85 MHz |
| Kstovo | № 06-004585 of 06.07.2006 | Before 05.07.2016 | 73,97 MHz |
| Kulebaki | № 06-004584 of 06.07.2006 | Before 05.07.2016 | 72,17 MHz |
| Lukoayanov | № 06-004583 of 06.07.2006 | Before 05.07.2016 | 68,87 MHz |
| Lyskovo | № 06-004582 of 06.07.2006 | Before 05.07.2016 | 70,43 MHz |
| Navashino | № 06-004581 of 06.07.2006 | Before 05.07.2016 | 67,25 MHz |
| Nizhny Novgorod | № 06-003065 of 19.05.2006 | Before 18.05.2016 | 102,4 MHz |

| Location | Permit | Date | Frequency |
|---|---|---|---|
| Novosergievka | № 04-003927 of 23.05.2005 | Before 22.05.2015 | 103,9 MHz |
| Novosmolino | № 06-006335 of 10.07.2006 | Before 09.07.2016 | 70,58 MHz |
| Pavlovo | № 06-004580 of 06.07.2006 | Before 05.07.2016 | 69,8 MHz |
| Pervomaisk | № 06-004602 of 06.07.2006 | Before 05.07.2016 | 67,51 MHz |
| Perevoz | № 06-004603 of 06.07.2006 | Before 05.07.2016 | 73,16 MHz |
| Pilna | № 06-003300 of 19.05.2006 | Before 18.05.2016 | 73,1 MHz |
| Pochinki | № 04-002425 of 12.04.2005 | Before 11.04.2010 | 68,48 MHz |
| Semenov | № 06-003057 of 19.05.2006 | Before 18.05.2016 | 67,43 MHz |
| Sergach | № 06-003060 of 19.05.2006 | Before 18.05.2016 | 72,02 MHz |
| Sechenovo | № 06-003301 of 19.05.2006 | Before 18.05.2016 | 68,72 MHz |
| Sokolskoe | № 06-003299 of 19.05.2006 | Before 18.05.2016 | 66,92 MHz |
| Sosnovskoe | № 06-003302 of 19.05.2006 | Before 18.05.2016 | 70,37 MHz |
| Spasskoe | № 06-003303 of 19.05.2006 | Before 18.05.2016 | 70,73 MHz |
| Tashla | № 04-004642 of 23.05.2005 | Before 22.05.2015 | 102,6 MHz |
| Tonkino | № 06-003070 of 18.05.2006 | Before 17.05.2016 | 67,22 MHz |
| Shakhuniaya | № 06-003304 of 18.05.2006 | Before 17.05.2016 | 68,54 MHz |
| Shatki | № 06-003059 of 19.05.2006 | Before 18.05.2016 | 67,85 MHz |
| Sharanga | № 06-003069 of 19.05.2006 | Before 18.05.2016 | 66,44 MHz |
| Chkalovsk | № 05-019639 of 30.12.2005 | Before 29.12.2015 | 69,83 MHz |
| Uren | № 06-003061 of 19.05.2006 | Before 18.05.2016 | 68,84 MHz |
| Urazovka | № 06-003071 of 19.05.2006 | Before 18.05.2016 | 70,1 MHz |
| Tonshaevo | № 06-003067 of 19.05.2006 | Before 18.05.2016 | 70,43 MHz |
| Kuzovatovo | № 07-009794 of 14.06.2007 | Before 13.06.2017 | 67,85 MHz |
| Pavlovka | № 07-009799 of 14.06.2007 | Before 13.06.2017 | 69,47 MHz |
| Gladchikha | № 07-009798 of 14.06.2007 | Before 13.06.2017 | 73,49 MHz |
| Radishchevo | № 07-009796 of 14.06.2007 | Before 13.06.2017 | 69,59 MHz |
| Surskoe | № 07-009795 of 14.06.2007 | Before 13.06.2017 | 73,58 MHz |
| Inza | № 07-009800 of 14.06.2007 | Before 13.06.2017 | 73,43 MHz |
| Settlement Maina – settlement Ignatovka | № 05-018307 of 27.12.2005 | Before 26.12.2015 | 10,7-11,7 GHz |
| Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393 | № 15-19-18/2523 of 17.01.2003г | Before 14.01.2008 | 7-8 GHz |
| Settlement Pinyug – settlement Podosinovets | № 1016263 of 24.07.2003 | Before 20.07.2008 | 7-8 GHz |
| Village Rozhki – settlement Plotbishche | № 15-19-18/1618 of 17.01.2003 | Before 14.01.2008 | 10,7-11,7 GHz |

| MWR – 4529 | | | |
|---|---|---|---|
| Sovetsk town –settlement Kolyanur MWR-3013 | № 15-19-18/15847 of 31.03.2003 | Before 31.03.2008 | 10,7-11,7 GHz |
| Settlement Orichi – settlement Adyshevo MWR -1750 | № 15-19-18/15846 of 31.03.2003 | Before 31.03.2008 | 10,7-11,7 GHz |
| Malmyzh town – settlement Kilmez MWR-1980 | № 15-19-18/2152 of 20.01.2003 | Before 14.01.2008 | 7-8 GHz |
| Settlement Darovskoi – settlement Vondanka MWR-3016 | № 15-19-18/332 of 08.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Kirs town – settlement Rudnichnyi MWR-4165 | № 15-19-18/331 of 08.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Settlement Rudnichnyi – settlement Loino MWR-4411 | № 15-19-18/330 of 08.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Yaransk town – settlement Sanchursk MWR-1979 | № 15-19-18/583 of 09.01.2003 | Before 04.01.2008 | 7-8 GHz |
| Settlement Podosinovets – Luza town MWR-1981 | № 15-19-18/584 of 09.01.2003 | Before 04.01.2008 | 7-8 GHz |
| Buzuluk – settlement Pervomaiskyi | № 04-004073 of 08.06.2005 | Before 07.06.2015 | 7-8 GHz |
| Settlement Rudnichnyi – settlement Sozimskyi | № 06-017867 of 26.01.2007 | Before 25.01.2017 | 7-8 GHz |
| Kirs town – settlement Rudnichnyi | № 06-017868 of 26.01.2007 | Before 25.01.2017 | 7-8 GHz |
| Settlement Sakmara – village Nikolskoe | № 04-004078 of 08.06.2005 | Before 07.06.2015 | 10,7-11,7 GHz |
| Kirov city – settlement Raduzhnyi MWR-1842 | № 15-19-18/577 of 09.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Malmyzh town – village Sludka – Vyatskie Polyany town | № 06-007393 of 16.06.2006 | Before 15.06.2016 | 7-8 GHz |
| Village Permskaya – settlement Lupiya – settlement Afanasievo | № 06-006751 of 15.06.2006 | Before 14.06.2016 | 7-8 GHz |
| Village Permskaya – village Peskovka – Kirs town | № 06-006756 of 15.06.2006 | Before 14.06.2016 | 7-8 GHz |
| Settlement Orichi – village Zhdanukhino | № 06-006746 of 15.06.2006 | Before 14.06.2016 | 7-8 GHz |
| Kirov city – settlement Malaya Subbotikha MWR-1753 | № 15-19-18/579 of 09.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Village Stulovo – settlement Oktyabrskyi MWR-5077 | № 15-19-18/984 of 10.01.2003 | Before 09.01.2008 | 10,7-11,7 GHz |
| Village Stulovo – settlement Oktyabrskyi | № 07-002141 of 19.02.2007 | Before 18.02.2017 | 394-410/434-450 MH |
| Settlement Ivashevo – settlement  Khristoforovo MWR-6379 | № 15-19-18/987 of 10.01.2003 | Before 09.01.2008 | 10,7-11,7 GHz |
| "ATX-24- DSK" Kirov city MWR-4384 | № 15-19-18/988 of 10.01.2003 | Before 09.01.2008 | 10,7-11,7 GHz |
| Novovyatsk – settlement Sidorovka | № 15-19-18/989 of 10.01.2003 | Before 09.01.2008 | 10,7-11,7 GHz |
| Omutninsk – settlement Vostochnyi MWR-1755 | | | |
| Kirovochepetsk town – settlement Chuvashi MWR-1752 | № 15-19-18/985 of 10.01.2003 | Before 09.01.2008 | 10,7-11,7 GHz |
| Settlement Klyuchi – settlement Astrakhan MWR-3213 | № 15-19-18/983 of 10.01.2003 | Before 09.01.2008 | 10,7-11,7 GHz |
| Omutninsk town – settlement Peskovka MWR-3012 | № 15-19-18/756 of 09.01.2003 | Before 08.01.2008 | 10,7-11,7 GHz |
| Slobodskoi town – settlement Shestakovo MWR-1278 | № 15-19-18/755 of 09.01.2003 | Before 08.01.2008 | 10,7-11,7 GHz |

| Location | Document | Approval date | Frequency |
|---|---|---|---|
| Kirov city – settlement Zonikha MWR-1300 | № 15-19-18/1004 of 09.01.2003 | Before 08.01.2008 | 10,7-11,7 GHz |
| Kirov city – settlement Mitino | № 06-017075 of 26.01.2007 | Before 25.01.2017 | 12,793/13,059 GHz |
| Settlement Bogorodskoe – Uni – Klyuchi | № 04-000117 of 09.03.2004 | Before 09.03.2012 | 10,7-11,7 GHz |
| Settlement Sozimskyi – settlement Lesnoi | № 06-019476 of 26.01.2007 | Before 25.01.2017 | 14,529/15,019 GHz 14,641/15,131 GHz. |
| Village Shelanger – village Sidelnikovo | № 06-017074 of 26.01.2007 | Before 25.01.2017 | 14,718/15,138 GHz |
| Settlement Latyshskyi – settlement Almezh | № 06-001277 of 23.03.2006 | Before 22.03.2016 | 398/438 MHz |
| Settlement Latyshskyi – settlement Zarya | № 06-015534 of 28.12.2006 | Before 27.12.2016 | 398/438 MHz |
| Settlement Duvannoe – village Moloma | № 06-001302 of 23.03.2006 | Before 22.03.2016 | 398/438 MHz |
| Settlement Borovitsa – village Andreeva Gora | № 06-001297 of 23.03.2006 | Before 22.03.2016 | 396/436 MHz |
| Settlement Bor – settlement Vanino | № 06-001759 of 23.03.2006 | Before 22.03.2016 | 396/436 MHz |
| Murashi town – village Verkhoramenie | № 07-012392 of 30.05.2007 | Before 29.05.2017 | 396/436 MHz |
| Village Pashino – village Ugor | № 06-005766 of 23.05.2006 | Before 22.05.2016 | 396/436 MHz |
| Village Ugor – Gordino | № 07-002144 of 19.02.2007 | Before 18.02.2017 | 394-410/434-450 |
| Village Zaevo – village Novostroika | № 06-015538 of 28.12.2006 | Before 27.12.2016 | 398/438 MHz |
| Village Kai – settlement Kamskyi | № 06-015537 of 28.12.2006 | Before 27.12.2016 | 398/438 MHz |
| Village Lekma – village Myakonki | № 06-015535 of 27.12.2006 | Before 26.12.2016 | 398/438 MHz |
| Village Verkhoramenie – village Palomokhino | № 06-015536 of 27.12.2006 | Before 26.12.2016 | 398/438 MHz |
| Village Uchka – village Aksenovskaya | № 07-017219 of 20.06.2007 | Before 19.06.2017 | 394-410/434-450 MH |
| Village Vasilkovo – village Zashizhemie | № 07-002145 of 19.02.2007 | Before 18.02.2017 | 394-410/434-450 MH |
| Belaya Kholunitsa town – village Prokopie | № 180-07-1022 of 24.09.2007 | Before 23.09.2017 | 394,0-410,0/434,0-450,0 MHz |
| Village Duvannoe – village Maloma | № 180-07-1021 of 24.09.2007 | Before 23.09.2017 | 394,0-410,0/434,0-450,0 MHz |
| Semenov town – settlement Purekh | № 05-022715 of 23.03.2006 | Before 22.03.2016 | 12-13 GHz |
| Settlement Oparino - Settlement Maromitsa | № 04-004090 of 06.05.2005 | Before 05.05.2015 | 10,7-11,7 GHz |
| Settlement Nogorsk – settlement Sinegorie MWR-1986 | № 15-19-18/751 of 09.01.2003 | Before 08.01.2008 | 10,7-11,7 GHz |
| Village Pozhki – settlement Platbishche | № 07-016635 of 20.06.2007 | Before 19.06.2017 | 8094/8360 MHz |
| Papulovo – Uga MWR-1/0071 | № 14-08-17/784 of 09.01.2003 | Before 05.01.2008 | 150-160 MHz |
| Settlement Podosinovets – Luza town MWR-3500 | № 15-19-18/547 of 08.01.2003 | Before 05.01.2008 | 8 GHz |
| Bogorodskoe – Uni – Klyuchi | № 05-022763 of 25.12.2005 | Before 24.12.2015 | 8010/8276 MHz 8066/8332 MHz |
| Settlement Oparino - Settlement Maromitsa MWR-3015 | № 15-19-18/757 of 09.01.2003 | Before 08.01.2008 | 10,7-11,7 GHz |

| Location | Document № and date | Approval | Frequency |
|---|---|---|---|
| Settlement Papulovo – settlement Andreeva Gora | № 04-004745 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Settlement Papulovo – settlement Borovitsa | № 07-002142 of 19.02.2007 | Before 18.02.2017 | 394-410/ 434-450 MHz |
| Settlement Shabury – village Shabury | № 04-005310 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Settlement Ivantsevo – village Troitsa | № 04-004742 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Settlement Oparino – settlement Almezh | № 04-005249 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Settlement Oparino – village Shabury – village Moloma | № 04-005250 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Village Uchka – settlement Aksenovskaya | № 04-004750 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Village Sinegorie – village Pervomaisk | № 04-005232 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Settlement Palomitsa – settlement Rechnoi | № 04-004739 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Village Borovka – village Chistopolie | № 04-004746 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Sovetsk town – settlement Sitemka | № 04-004740 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Luza town – village Karavaikovo | № 04-004741 of 21.04.2005 | Before 20.04.2015 | 146,0-174,0 MHz |
| Settlement Oparino – settlement Vazyuk | № 04-004738 of 21.04.2005 | Before 20.04.2015 | 147,0-174,0 MHz |
| Settlement Oparino – settlement Vazyuk | № 07-002146 of 19.02.2007 | Before 18.02.2017 | 394-410/ 434-450 MHz |
| Papulovo – Borovitsa MWR-1/1578 | № 14-08-17/785 of 09.01.2003 | Before 05.01.2008 | 150-160 MHz |
| Ioshkar Ola town, Kozmodemyansk town | № 05-012768 of 07.06.2005 | Before 06.06.2010 | 160,65/156,275 160,85/156,55 MHz |
| Village Nezarovtsy – settlement Kachonki | № 06-001316 of 22.03.2006 | Before 22.03.2016 | 396/436 MHz |
| Settlement Rudnichnyi – village Ozhmegovo | № 06-001321 of 23.03.2006 | Before 22.03.2016 | 396/436 MHz |
| Settlement Sinegorie – settlement Pervomaisk | № 06-001323 of 23.03.2006 | Before 22.03.2016 | 396/436 MHz |
| Settlement Duvannoe – village Shabury | № 06-017468 of 11.01.2007 | Before 10.01.2017 | 396/436 MHz |
| Village Loilo – village Chus | № 07-002143 of 19.02.2007 | Before 18.02.2017 | 394-410/ 434-450 MHz |
| Settlement Kostino – Kirov city | № 06-001153 of 25.03.2006 | Before 24.03.2016 | 7900/8100 MHz |
| Penza city – settlement Lesnoi | № 06-014030 of 30.11.2006 | Before 29.11.2016 | 18-19 GHz |
| Kirs – Baranovka MWR-1/0881 | № 14-08-17/783 of 09.01.2003 | Before 05.01.2008 | 150-160 MHz |
| Kirs – Chernigovskyi | № 06-005493Д of 05.12.2006 | Before 04.12.2016 | 60-76 MHz |
| Shestakovo – Nagorsk MWR-1841 | № 15-19-18/578 of 09.01.2003 | Before 05.01.2008 | 146,0-174,0 MHz |
| Demiyanov – Podosinovets – Yakhrenga MWR-1754a | №15-19-18/1597 of 09.01.2003 | Before 06.01.2008 | 10,7-11,7 GHz |
| Pishchal – Suvody MWR-1749 | № 15-19-18/546 of 08.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Malmyzh – Kaksinvai MWR-1751 | № 15-19-18/1595 of 09.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |

| | | | |
|---|---|---|---|
| Saransk town MWR-5348 | № 1025444 of 02.07.2003 | Before 26.06.2008 | 2400-2500 MHz |
| Khvalynsk town – Dukhovnitskoe town | № 07-012068 of 20.06.2007 | Before 19.06.2017 | 14557/14977 MHz |
| Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699 | № 15-19-18/13997 of 25.03.2003 | Before 21.03.2008 | 10,7-11,7 GHz |
| Balakovo ATX-3 - ATX-4, ATX-4 - ATX-2 MWR-3154 | № 15-19-18/48183 of 13.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Demiyas – Vostochnyi MWR-4006 | № 15-19-18/48184 of 13.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Zolotoe – Rovnoe | № 05-012675 of 27.05.2005 | Before 26.05.2015 | 14 GHz |
| Alexandrov Gai – Priuzenskyi MWR-3155 | № 15-19-18/48187 of 13.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Mokrous – village Dolina MWR-5876 | № 15-19-18/3313 of 24.01.2003 | Before 23.01.2008 | 10,7-11,7 GHz |
| Saratov – Balakovo MWR-3183 | № 15-19-18/48172 of 13.11.2002 | Before 01.11.2007 | 7-8 GHz |
| Samara – settlement Lopatino MWR-6213 | № 15-19-18/48380 of 15.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Tolyatti town – village Yagodnoe MWR-3248 | № 15-19-18/48378 of 15.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Tolyatti town – village Yagodnoe | № 07-008660 of 20.06.2007 | Before 19.06.2017 | 13213/12947 MHz |
| Samara – village Rozhdestveno | № 07-000148 of 16.04.2007 | Before 15.04.2017 | 12-13 GHz |
| Tolyatti town – settlement Povolzhskyi MWR-3157 | № 15-19-18/48379 of 15.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Tolyatti town – Zhigulevsk town MWR-4072 | № 15-19-18/48377 of 15.11.2002 | Before 01.11.2007 | 14 GHz |
| Tolyatti town ATX-48 – village Khryashchevka MWR-3627 | № 15-19-18/48376 of 15.11.2002 | Before 01.11.2007 | 1811,2024 MHz |
| Tolyatti town ATX-48 – settlement Uzyukovo MWR-3231 | № 15-19-18/48375 of 15.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Syzran town Regional Communication Department – RTPS MWR-1444 | № 15-19-18/48610 of 14.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Samara – Chernovskyi MWR-3405 | № 15-19-18/48609 of 14.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Samara – Rozhdestveno MWR-3499 | № 15-19-18/48611 of 14.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Samara – Dubovyi Umet MWR-3994 | № 15-19-18/48613 of 14.11.2002 | Before 01.11.2007 | 10,7-11,7 GHz |
| Village Petrovka – village Yazykovo | № 06-008698 of 26.07.2006 | Before 25.07.2016 | 394-410 MHz/ 434-450 MHz |
| Village Bolshaya Malyshevka – village Georgievka | № 06-008697 of 26.07.2006г | Before 25.07.2016 | 394-410 MHz/ 434-450 MHz |
| Settlement Filevo – settlement Sholga | № 06-008696 of 26.07.2006 | Before 25.07.2016 | 394-410 MHz/ 434-450 MHz |

| Location | Document number | Date | Frequency |
|---|---|---|---|
| Tolyatti – Postepki MWR-3158 | № 15-19-18/48612 of 14.11.2002 | Before 01.11.2007 | 12-13 GHz |
| Tolyatti – Postepki (BIST) | № 07-012069 of 20.06.2007 | Before 19.06.2017 | 12-13 GHz |
| Village Bolshaya Glushitsa RCD -RTS MWR-1454 | № 15-19-18/48614 of 14.11.2002 | Before 01.11.2007 | 10,7 – 11,7 GHz |
| Settlement Severnoe – village Russkyi Kandyz MWR-6746 | № 15-20-18/14936 of 28.03.2003 | Before 26.03.2008 | 7-8 GHz |
| Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324 | № 15-19-18/54578 of 16.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| Village Burannoe – village Novoiletsk | № 05-009180 of 06.05.2005 | Before 05.05.2015 | 10,7-11,7 GHz |
| Buguruslan town – village Asekeevo MWR-4774 | № 15-19-18/50881 of 25.11.2002 | Before 15.11.2007 | 7-8 GHz |
| Buzuluk town – village Tashla MWR-1905 | № 15-19-18/50879 of 25.11.2002 | Before 15.11.2007 | 7-8 GHz |
| Buzuluk town – settlement Pervomaiskyi | № 04-004120 of 06.06.2005 | Before 05.06.2015 | 7-8 GHz |
| Village Tashla – village Ilek MWR-5232 | № 15-19-18/50880 of 25.11.2002 | Before 15.11.2007 | 7-8 GHz |
| Gai – Khmelevka MWR-5440 | № 15-19-18/54463 of 15.12.2002 | Before 10.12.2007 | 1811, 2024 MHz |
| Novoorsk – Gorkovskoe MWR-1342 | № 15-19-18/54464 of 15.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| Village Tokskoe – village Sredneilyasovo | № 07-015000 of 06.06.2007 | Before 05.06.2017 | 12-13 GHz |
| Village Kolpakskoe – settlement Plaskovskyi | № 07-014991 of 06.06.2007 | Before 05.06.2017 | 12-13 GHz |
| Settlement Komsomolskyi – village Dzharbutak | № 07-014998 of 06.06.2007 | Before 05.06.2017 | 12-13 GHz |
| Village Baigorodovka – village Fedorovka | № 07-015009 of 06.06.2007 | Before 05.06.2017 | 12-13 GHz |
| Village Uralskoe – village Verkhnekardailovo | № 07-015015 of 06.06.2007 | Before 05.06.2017 | 12-13 GHz |
| Village Grigorievka – village Kazanka | № 07-015025 of 06.06.2007 | Before 05.06.2017 | 12-13 GHz |
| Orsk town – settlement Novokazachyi | № 07-014990 of 06.06.2007 | Before 05.06.2017 | 12-13 GHz |
| Gai – Khalilovo MWR-3548 | № 15-19-18/54465 of 15.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553 | № 15-19-18/54466 of 15.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| Ilek – Mukhranovo MWR-1317 | № 15-19-18/54462 of 15.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| Settlement Saraktash – settlement Tyulgan MWR-5938 | № 15-19-18/55464 of 19.12.2002 | Before 18.12.2007 | 7-8 GHz |
| Yasnyi town – settlement Svetlyi MWR-0306 | № 15-19-18/55465 of 19.12.2002 | Before 18.12.2007 | 7-8 GHz |
| Akbulak – Sagarchin MWR-3834 | № 15-19-18/54575 of 16.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| Klyuchevka – Burtinskyi MWR-3996 | № 15-19-18/54576 of 16.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| RCD-ATX-4 Buguruslan town MWR-3715 | № 15-19-18/54577 of 16.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| Gai – Kameikino MWR-3896 | № 15-19-18/54579 of 16.12.2002 | Before 10.12.2007 | 10,7-11,7 GHz |
| Belyaevka – Karagach – Mezhdurechie MWR-1/1814 | № 14-08-17/7782 of 09.01.2003 | Before 05.01.2008 | 150-160 MHz |
| Buzuluk – Elkhovka MWR-1/1493 | № 14-08-17/7787 of 09.01.2003 | Before 05.01.2008 | 150-160 MHz |

| Location | Permit | Date | Frequency |
|---|---|---|---|
| Orenburg – settlement Prudy MWR-4637 | № 15-19-18/55481 of 19.12.2002 | Before 15.12.2007 | 10,7-11,7 GHz |
| Sol-Iletsk town – settlement Tamar-Utkul MWR-3831 | № 15-19-18/55480 of 19.12.2002 | Before 15.12.2007 | 10,7-11,7 GHz |
| Village Totskoe – village Totskoe-2 MWR-3578 | № 15-19-18/55479 of 19.12.2002 | Before 15.12.2007 | 10,7-11,7 GHz |
| Village Tashla – village Rannee MWR-3790 | № 15-19-18/55478 of 19.12.2002 | Before 15.12.2007 | 10,7-11,7 GHz |
| Orenburg – settlement Pavlovka MWR-1383 | № 15-19-18/57286 of 30.12.2002 | Before 26.12.2007 | 1811, 2082 MHz |
| Orenburg – settlement Ivanovka MWR-1384 | № 15-19-18/57287 of 30.12.2002 | Before 26.12.2007 | 1724, 1995 MHz |
| Orenburg city – state farm "Sakmarskyi" MWR | № 04-000119 of 09.03.2004 | Before 01.03.2014 | 10,7-11,7 GHz |
| Dombarovka – Yasnyi town | № 05-023101 of 15.12.2005 | Before 14.12.2015 | 3400-3800 MHz |
| Orenburg city – Kuvandyk town | № 05-023132 of 15.12.2005 | Before 14.12.2015 | 3400-3800 MHz |
| Orenburg city – Buzuluk town | № 05-023129 of 15.12.2005 | Before 14.12.2015 | 3400-3800 MHz |
| Orsk town – Kuvandyk town | № 05-006601 of 07.06.2005 | Before 06.06.2015 | 10,7-11,7 GHz |
| Settlement Pervomaiskyi – settlement Zaikin MWR-5016 | № 15-19-18/57285 of 30.12.2002 | Before 26.12.2007 | 10,7-11,7 GHz |
| Kuvandyk town Local Communications Center – Kuvandyk town Local Communications Department | № 04-005315 of 07.06.2005 | Before 06.06.2015 | 10,7-11,7 GHz |
| Orenburg city – settlement Gornyi | № 04-004727 of 07.06.2005 | Before 06.06.2015 | 10,7-11,7 GHz |
| Novotroitsk town – state farm Progress MWR-3626 | № 15-19-18/57284 of 30.12.2002 | Before 26.12.2007 | 10,7-11,7 GHz |
| Novotroitsk town – state farm Progress MWR-3626a | № 15-19-18/55477 of 19.12.2002 | Before 15.12.2007 | 10,7-11,7 GHz |
| Village Rannee – village Miroshkino | № 07-016638 of 20.06.2007 | Before 19.06.2008 | 12-13 GHz |
| Village Novokamenka – village Maiskoe | № 07-016639 of 20.06.2007 | Before 19.06.2008 | 12-13 GHz |
| Yasnyi town – settlement Veselovskyi – settlement Svetlyi | № 07-003592 of 20.06.2007 | Before 19.06.2008 | 7344/7505 MHz |
| Settlement Aidyrlya – village Kvarkeno MWR-5520 | № 15-19-18/50883 of 25.11.2002 | Before 15.11.2007 | 10,7-11,7 GHz |
| Settlement Atyashevo – state farm Sarast | № 05-006222 of 06.06.2005 | Before 05.06.2015 | 10,7-11,7 GHz |
| 22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc. | №15-20-18/51192 of 22.11.2002 | Before 15.11.2007 | 10,7-11,7 GHz |
| Settlement Igra – settlement Lozo-Luk | №1020779 of 05.12.2003 | Before 28.11.2008 | 10,7-11,7 GHz |
| Kambarka town – village Tarasovo | № 06-007559 of 20.07.2006 | Before 19.07.2016 | 7-8 GHz |
| Village Vavozh – village Volkovo MWR-4403 | № 15-20-18/49975 of 22.11.2002 | Before 15.11.2007 | 10,7-11,7 GHz |
| Izhevsk city, MWR-3730 | № 15-20-18/51191 of 22.11.2002 | Before 15.11.2007 | 2400 MHz |

| Location | Number | Valid until | Frequency |
|---|---|---|---|
| Tolyatti town | № 06-009202 of 28.08.2006 | Before 27.08.2016 | 2,5-2,7 GHz |
| Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX | № 15-20-18/1592 of 09.01.2003 | Before 05.01.2008 | 10,7-11,7GHz |
| Krasnogorskoe – Kokman MWR-3729 | № 15-20-18/1593 of 09.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| MWR-3753 Izhevsk ATX-26 – Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi | № 15-20-18/1591 of 09.01.2003 | Before 05.01.2008 | 1,4 GHz |
| Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory | | | 10,7-11,7 GHz |
| Izhevsk – Volozhka | | | 10,7-11,7 GHz |
| Izhevsk Between AMTX-ATX-71,36,22, – Pazely | | | 10,7-11,7 GHz |
| Izhevsk city – settlement Dorozhnyi | №15-20-18/1591 of 09.01.2003 | Before 05.01.2008 | 1481,5/1432,5 MHz |
| Village Yakshur-Bodiyach – settlement Pozely | №15-20-18/1591 of 09.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Settlement Krasnogorie – settlement Kokman | № 15-20-18/1593 of 09.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Settlement Polom – settlement Kez – settlement Kabalud | № 15-20-18/1592 of 09.01.2003 | Before 05.01.2008 | 10,7-11,7 GHz |
| Kozmodemiyansk town – village Emeshevo | № 05-020782 of 17.12.2005 | Before 16.12.2015 | 394-410/434-450 MH |
| Settlement Kilemary – village Nezhmur | № 04-005811 of 21.04.2005 | Before 20.04.2015 | 7-8 GHz |
| Settlement Sheklyanur – settlement Kilemary | № 05-022836 of 02.03.2006 | Before 01.03.2016 | 7-8 GHz |
| Kozmodemiyansk town – settlement Yurino MWR-2613 | № 15-20-18/11237 of 11.03.2003 | Before 05.03.2008 | 7-8 GHz |
| Kozmodemiyansk town – settlement Yurino, Kozmodemiyansk town – village Mar'ino, village Ershovo – Kozmodemiyansk town | № 06-013846 of 25.10.2006 | Before 24.10.2016 | 7-8 GHz |
| Settlement Krasnyi Most – settlement Kilemary MWR-2306a | № 15-20-18/11236 of 11.03.2003 | Before 05.03.2008 | 7-8 GHz |
| Settlement Gornyak – settlement Mary-Turek | № 05-018937 of 18.02.2006 | Before 17.02.2016 | 7-8 GHz |
| Village Sidelnikovo – village Puchina | № 07-003163 of 23.05.2007 | Before 22.05.2017 | 12-13 GHz |
| Settlement Gornyak – village Alashaika | № 06-017069 of 26.01.2007 | Before 25.01.2017 | 14,728/15,148 GHz |
| Village Emeshevo – village Emelyanovo | № 06-017071 of 26.01.2007 | Before 25.01.2017 | 14,627/15,047 GHz |

| Location | Permit No. and date | Valid until | Frequency |
|---|---|---|---|
| Settlement Surok – settlement Pemba | № 07-000188 of 25.04.2007 | Before 24.04.2017 | 15208/14788 MHz |
| Village Shelanger – village Petyal | № 07-000257 of 25.04.2007 | Before 24.04.2017 | 14634/15054 MHz |
| Village Petyal – village Sotnur | 07-000440 of 24.04.2007 | Before 23.04.2017 | 14935/14515 MHz |
| Village Shelanger – settlement Klenovaya Gora | № 07-000193 of 24.04.2007 | Before 23.04.2017 | 14550/14970 MHz |
| Kozmodemiyansk town – village Mar'ino | № 06-017073 of 26.01.2007 | Before 25.01.2017 | 14,728/15,148 GHz |
| Ioshkar Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodemyansk MWR-2306 | № 15-20-18/11235 of 11.03.2003 | Before 05.03.2008 | 7-8 GHz |
| Village Mar'ino – settlement Yurkino | № 06-017072 of 26.01.2007 | Before 25.01.2017 | 14-15 GHz |
| Zvenigovo town – Volzhsk town | №1019517 of 21.10.2003 | Before 10.10.2008 | 10,7-11,7 GHz |
| Zvenigovo town – Volzhsk town | № 07-008661 of 20.06.2007 | Before 19.06.2017 | 15103/14683 MHz |
| Kozmodemiyansk town – settlement Ozerki MWR-6284 | № 15-20-18/55157 of 18.12.2002 | Before 16.12.2007 | 10,7-11,7 GHz |
| Settlement Morki – settlement Ozerki | № 06-014229 of 27.11.2006 | Before 26.11.2016 | 14-15 GHz |
| Yadrin town – village Chebakovo MWR-4552a | № 15-20-18/50269 of 25.11.2002 | Before 20.11.2007 | 10,7-11,7 GHz |
| Kanash town – village Ukhmany MWR-2850 | № 15-20-18/55158 of 18.12.2002 | Before 16.12.2007 | 10,7-11,7 GHz |
| Kanash town – Yamashevo | № 04-000120 of 09.03.2004 | Before 09.03.2012 | 10,7-11,7 GHz |
| Yadrin town – settlement Sovkhoznyi MWR-2431 | № 15-20-18/55159 of 18.12.2002 | Before 16.12.2007 | 10,7-11,7 GHz |
| Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310 | № 15-12-18/50268 of 25.11.2002 | Before 20.11.2007 | 10,7-11,7 GHz |
| Shumerlya town – settlement Russkie Algashi MWR-1518 | № 15-20-18/50274 of 25.11.2002 | Before 20.11.2007 | 10,7-11,7 GHz |
| Settlement Ibrisi – settlement Novoe Churashovo MWR-1519 | № 15-20-18/50273 of 25.11.2002r | Before 20.11.2007 | 10,7-11,7 GHz |
| Alatyr town – settlement Anyutino MWR-1520 | № 15-20-18/50272 of 25.11.2002 | Before 20.11.2007 | 10,7-11,7 GHz |
| Cheboksary town – settlement Sosnovka MWR-3209 | № 15-20-18/50271 of 25.11.2002 | Before 20.11.2007 | 10,7-11,7 GHz |
| Settlement Yamos – village Chebakovo | № 06-014031 of 30.11.2006 | Before 29.11.2016 | 12-13 GHz |
| Settlement Yamos – settlement Sovkhoznyi | № 06-014029 of 30.11.2006 | Before 29.11.2016 | 12-13 GHz |
| Yadrin town – village Chebakovo MWR-4552 | № 15-20-18/50270 of 25.11.2002 | Before 20.11.2007 | 10,7-11,7 GHz |
| Alatyr town – village Anyutino | № 06-017068 of 26.01.2007 | Before 25.01.2017 | 12-13 GHz |
| Settlement Ibrisi – village Novoe Churashevo | № 06-017070 of 26.01.2007 | Before 25.01.2017 | 12-13 GHz |
| Alatyr – Mirenki MWR-2913 | № 1024897 of 18.06.2003 | Before 11.06.2008 | 10,7-11,7 GHz |
| Alatyr – Altyshevo MWR-2911 | № 1025360 of 18.06.2003 | Before 11.06.2008 | 10,7-11,7 GHz |
| Settlement Ibrisi – settlement Buguyany | № 04-005224 of 06.06.2005 | Before 05.06.2015 | 10,7-11,7 GHz |
| Kanash – Yamashevo MWR-1135 | № 04-000120 of 09.03.2004 | Before 01.03.2014 | 10,7-11,7 GHz |

| Location / Route | License No. | Date | Frequency |
|---|---|---|---|
| Ibrisi – Buguyany | № 04-005224 of 06.06.2005 | Before 05.06.2015 | 10,7-11,7 GHz |
| Ibrisi - Berezovka | № 1020609 of 30.12.2003 | Before 29.12.2008 | 10,7-11,7 GHz |
| Kanash town – village Shikhazany | № 15-20-18/55160 of 18.12.2002 | Before 16.12.2007 | 10,7-11,7 GHz |
| Alatyr - Solovievskoe | № 083-06-02/34516 of 23.07.2003 | Before 18.07.2008 | 394/434 MHz |
| Settlement Maina – r/w station Vyry MWR-3612 | № 15-19-18/50310 of 22.11.2002 | Before 15.11.2007 | 10,7-11,7 GHz |
| Dzerzhinsk town - Volodarsk town MWR-4932 | № 1003289 of 02.06.2003 | Before 28.05.2008 | 10,7-11,7 GHz |
| Pavlovo town – settlement Tumbotino | № 05-022685 of 23.03.2006 | Before 22.03.2016 | 12-13 GHz |
| Nizhny Novgorod – Volodarsk town | № 103334 of 22.09.2003 | Before 09.09.2008 | 10,7-11,7 GHz |
| Dzerzhinsk town – village Gorbatovka MWR-4931 | № 1003288 of 02.06.2003 | Before 28.05.2008 | 10,7-11,7 GHz |
| Dzerzhinsk town, Kirov avenue – settlement Babino | № 05-018373 of 27.12.2005 | Before 26.12.2015 | 12,9-13,1 GHz |
| Bogorodsk town – settlement Oranki | № 05-006597 of 06.06.2005 | Before 05.06.2015 | 10,7-11,7 GHz |
| Settlement Vacha - settlement Sosnovskoe | № 1014315 of 25.09.2003 | Before 11.09.2008 | 10,7-11,7 GHz |
| Kulebaki - Gremyachevo | № 1018950 of 10.06.2003 | Before 16.06.2008 | 10,7-11,7 GHz |
| Sosnovskoe – Elizarovo | № 04-001402 of 23.11.2004 | Before 22.11.2014 | 10,7-11,7 GHz |
| Sosnovskoe – Davydovskoe | № 1025058 of 02.06.2003 | Before 25.05.2008 | 10,7-11,7 GHz |
| Settlement Sosnovskoe – village Rozhok | № 07-000007 of 17.04.2007 | Before 16.04.2017 | 12,849-13,115 GHz |
| Arzamas town – Cherenukha | № 1024969 of 18.06.2003 | Before 18.06.2008 | 10,7-11,7 GHz |
| Arzamas town – village Vodovatovo | № 07-009071 of 20.06.2007 | Before 19.06.2017 | 12758/13024 MHz |
| Arzamas town – village Pustyn | № 07-016637 of 20.06.2007 | Before 19.06.2017 | 12-13 GHz |
| Polkh-Motyzley | № 04-001634 of 23.11.2004 | Before 22.11.2014 | 10,7-11,7 GHz |
| Vyksa town – village Novodmitrievka | № 07-000259 of 17.04.2007 | Before 16.04.2017 | 13024/12758 MHz |
| Arzamas – Abramovo – Vasiliev Vrag – Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad – Tumanovo – Shatovka | № 1003302 of 26.06.2003 | Before 19.06.2008 | 10,7-11,7 GHz |
| Vad – Annenskyi karier MWR-2604 | № 1025680 of 26.06.2003 | Before 18.06.2008 | 14-15 GHz |
| Diveevo – B.Cherevatovo MWR-4069 | № 1024971 of 26.06.2003 | Before 19.06.2008 | 10,7-11,7 GHz |
| Glukhovo – Diveevo MWR-4070 | № 1024972 of 26.06.2003 | Before 18.06.2008 | 10,7-11,7 GHz |
| Arzamas – Lomovka | № 1003304 of 26.06.2003 | Before 19.06.2008 | 10,7-11,7 GHz |
| Pustyn – Arzamas | № 1003303 of 26.06.2003 | Before 19.06.2008 | 10,7-11,7 GHz |
| Abramovo – Vasiliev Vrag | № 1003302 of 26.06.2003 | Before 19.06.2008 | 10,7-11,7 GHz |
| Arzamas – Novyi Usad | № 1003308 of 26.06.2003 | Before 19.06.2008 | 10,7-11,7 GHz |
| Arzamas – village Bebyaevo (Arzamas – village Krasnoe; Arzamas – unattended operation) | № 05-015506 of 07.06.2005 | Before 06.06.2015 | 10,7-11,7 GHz |

| Location | Document | Frequency |
|---|---|---|
| Arzamas – Morozovka | № 1003307 of 26.06.2003 | 10,7-11,7 GHz |
| Arzamas – Kazakovo | № 1003306 of 26.06.2003 | 10,7-11,7 GHz |
| Arzamas – Motovilovo | № 06-016763 of 16.01.2007 | 12-13 GHz |
| Kirillovka – Arzamas | № 1003305 of 2.06.2003 | 10,7-11,7 GHz |
| Glukhovo – Diveevo | № 1024972 of 26.06.2003 | 10,7-11,7 GHz |
| Arzamas – Shatovka | № 1003310 of 26.06.2003 | 10,7-11,7 GHz |
| Arzamas – Tumanovo | № 1003309 of 26.06.2003 | 10,7-11,7 GHz |
| Arzamas – Tumanovo | № 06-014028 of 30.11.2006 | 12-13 GHz |
| Arzamas – Abramovo | № 1003300 of 26.06.2003 | 10,7-11,7 GHz |
| Perevoz – Shpilevo | № 04-005271 of 06.06.2005 | 10,7-11,7 GHz |
| Bor – Linda; Bor – Ostankino MWR-4084 | № 1024153 of 10.06.2003 | 10,7-11,7 GHz |
| Bor – Ostankino | № 06-014027 of 30.11.2006 | 12-13 GHz |
| Bor town – settlement Bolshoe Pikino | № 07-000182 of 17.04.2007 | 12863/13129 MHz |
| Village Ostankino – village Plotinka | № 06-016762 of 16.01.2007 | 12-13 GHz |
| Bor – Krasnaya sloboda MWR-4066 | № 1024154 of 10.06.2003 | 10,7-11,7 GHz |
| Bor town – settlement Kerzhenets | № 05-022821 of 02.03.2006 | 10,7-11,7 GHz |
| Bor – Bolshoe Orlovskoe MWR-3046 | №1024153 of 10.06.2003 | 10,7-11,7 GHz |
| Settlement Bolsheorlovskoe – settlement Rustai | № 06-016758 of 16.01.2007 | 12-13 GHz |
| Settlement Bolsheorlovskoe – settlement Kerzhenets | № 06-016760 of 16.01.2007 | 12-13 GHz |
| Village Ostankino – settlement Bolsheorlovskoe | № 05-019023 of 17.02.2006 | 10,7 – 11,7 GHz |
| д Village Ostankino – settlement Bolsheorlovskoe | № 06-021401 of 16.01.2007 | 12-13 GHz |
| Balakhna – Rylovo, Balakhna – Maloe Kozino, | № 1024155 of 10.06.2003 | 10,7-11,7 GHz |
| Balakhna – Lukino, Balakhna – Shalimovo – Konevo, | № 1024156 of 10.06.2003 | 14-15 GHz |
| Balakhna – Sovkhoznyi, Balakhna – Gidrotorf, Balakhna – B. Kozino MWR-1633 | | |
| Balakhna – Sovkhoznyi MWR-4569 | № 1024162 of 10.06.2003 | 10.7-11.7 GHz |
| Balakhna – Gidrotorf MWR-4360 | № 1024157 of 10.06.2003 | 14-15 GHz |
| Balakhna – Pravdinsk MWR-4354 | № 1024157 of 10.06.2003 | 14-15 GHz |
| Balakhna – settlement 1 May | № 1003325 of 06.08.2003 | 10.7-11.7 GHz |
| Balakhna – Istomino | № 1021512 of 21.08.2003 | 7-8 GHz |
| Balakhna – village Shalimovo – village Konevo | № 07-009073 of 20.06.2007 | 12807/13073 MHz |
| Balakhna town – village Rylovo | № 07-008970 of 20.06.2007 | 12835/13101 MHz |
| Gorodets – boarding house Burevestnik MWR-4515 | № 15-19-18/51403 of 26.11.2002 | 7-8 GHz |

| Location | Registration No. | Date | Frequency |
|---|---|---|---|
| Gorodets – Zavolzhie MWR-1253 | № 1024160 of 10.06.2003 | Before 03.06.2008 | 7-8 GHz |
| Gorodets – Zavolzhie MWR-3143 | № 1024158 of 10.06.2003 | Before 03.06.2008 | 10.7-11.7 GHz |
| Gorodets – Chkalovsk | № 04-001729 of 21.03.2005 | Before 20.03.2015 | 7-8 GHz |
| Settlement Voskresenskoe – village Egorovo | № 04-001082 of 04.11.2004 | Before 03.11.2014 | 146-174 Hz |
| Gorodets – Voronino | № 1020535 of 22.09.2003 | Before 09.09.2008 | 10.7-11.7 GHz |
| Lyskovo – Valki | № 15-19-18/7498 of 13.02.2008 | Before 13.02.2008 | 10.7-11.7 GHz |
| Bor town – settlement Zheleznodorozhnyi | № 1018954 of 08.10.2003 | Before 24.09.2008 | 10.7-11.7 GHz |
| Bor town – settlement Ostankino | № 05-022558 of 23.03.2006 | Before 22.03.2016 | 7-8 GHz |
| Settlement Sokolskoe – village Pushkarevo | № 1023657 of 09.10.2003 | Before 24.09.2008 | 10.7-11.7 GHz |
| Gorodets – Fedurino | № 1020521 of 21.08.2003 | Before 15.08.2008 | 10.7-11.7 GHz |
| Semenovo – Sheldezhka | № 1003324 of 05.08.2003 | Before 25.07.2008 | 10.7-11.7 GHz |
| Settlement Iliinogorsk – settlement Tsentralnyi | № 07-000194 of 17.04.2007 | Before 16.04.2017 | 12933/13199 MHz |
| Semenovo – Kulebaki town – village Lomovka – village Teplovo – settlement Gremyachevo | № 05-022559 of 23.03.2006 | Before 22.03.2016 | 12-13 GHz |
| Chkalovsk town – Vershilovo | № 1003326 of 06.08.2003 | Before 25.07.2008 | 10.7-11.7 GHz |
| Chkalovsk town – village Vysokoe | № 05-022565 of 28.03.2006 | Before 27.03.2016 | 10,7-11,7 GHz |
| Settlement Voskresenskoe – settlement Vozdvizheninskoe | № 1003332 of 06.08.2003 | Before 25.07.2008 | 10.7-11.7 GHz |
| Settlement Voskresenskoe – settlement Vozdvizheninskoe | № 07-016844 of 20.06.2007 | Before 19.06.2017 | 7905/8171 MHz 7919/8185 MHz |
| Gorodets – Sokolskoe MWR-4640 | № 1024159 of 10.06.2003 | Before 03.06.2008 | 10.7-11.7 GHz |
| Varnavino – Severnyi | № 52_4871 of 13.10.2003 | Before 13.10.2006 | 60-74 MHz |
| Varnavino – Mikhalenino | № 06-021400 of 16.04.2007 | Before 15.04.2017 | 12-13 GHz |
| Shakhuniaya – village Vakhtan MWR-0840 | № 1025155 of 21.06.2003 | Before 10.06.2008 | 7-8 GHz |
| Bolshoe Karpovo – Uren MWR-4938 | № 1013928 of 06.08.2003 | Before 29.07.2008 | 10.7-11.7 GHz |
| Ardatov – Mukhtolovo | № 1025384 of 22.07.2003 | Before 10.07.2008 | 10.7-11.7 GHz |
| Volodarsk – Iliinogorsk | № 1025387 of 24.07.2003 | Before 15.07.2008 | 1,7-1,9 GHz |
| Kstovo – Roika | № 15-19-18/10059 of 04.03.2003 | Before 26.02.2008 | 10.7-11.7 GHz |
| Kstovo town – village Sheloksha | № 07-000258 of 17.04.2007 | Before 16.04.2017 | 12877/13143 MHz |
| Volodarsk town – settlement Iliinogorsk | № 06-016759 of 16.01.2007 | Before 15.01.2017 | 12-13 GHz |
| Volodarsk town – settlement Novosmolinskyi | № 06-016761 of 16.01.2007 | Before 15.01.2017 | 12-13 GHz |
| Volodarsk town – settlement Smolino | № 07-000195 of 24.04.2007 | Before 23.04.2012 | 12-13 GHz |

| | | | |
|---|---|---|---|
| Settlement Novosmolinskyi – settlement Mulino | № 07-009076 of 20.06.2007 | Before 19.06.2017 | 12961/13227 MHz |
| Shakhuniaya – Uren MWR-0839 | № 1025127 of 21.06.2003 | Before 10.06.2008 | 7-8 GHz |
| Shakhuniaya – B.Shirokoe MWR-4439 | № 1025130 of 21.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Varnavino – Gorki MWR-1874 | № 1025148 of 21.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Varnavino – Krasnye Baki MWR-0307 | № 1025175 of 21.06.2003 | Before 10.06.2008 | 7-8 GHz |
| Uren – Semenov MWR-4939 | № 1003296 of 21.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Uren – Vetluga | № 05-022567 of 23.03.2006 | Before 22.03.2016 | 12-13 GHz |
| Uren – Vetluga MWR-4937 | № 1003291 of 21.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Shakhuniaya – Vetluga | № 1025118 of 21.06.2003 | Before 10.06.2008 | 7-8 GHz |
| Shakhuniaya – Verkhovskoe – settlement Syava – settlement Vakhtan | № 05-022563 of 23.03.2006 | Before 22.03.2016 | 12-13 GHz |
| Shakhuniaya – Sharanga MWR-1846 | № 1025129 of 21.06.2003 | Before 10.06.2008 | 7-8 GHz |
| Sharanga – Ustinskoe MWR-4936 | № 1003293 of 21.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Akaty – Chernoe MWR-5656 | № 1005270 of 21.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Akaty – Chernoe | № 07-016919 of 20.06.2007 | Before 19.06.2017 | 12877/13143 MHz |
| Shakhuniaya – Tonshaevo MWR-5668 | № 1009855 of 21.06.2003 | Before 10.06.2008 | 7-8 GHz |
| Krasnye Baki – Voskresenskoe MWR-2645 | № 1025170 of 21.06.2003 | Before 10.06.2008 | 7-8 GHz |
| Uren – Ariya MWR-4938 | № 1013933 of 02.06.2003 | Before 28.05.2008 | 10.7-11.7 GHz |
| Uren – Mineevka | № 05-022361 of 18.02.2006 | Before 17.02.2016 | 10.7-11.7 GHz |
| Nizhny Novgorod city – Bor MWR-5120 | № 1003334 of 22.09.2003 | Before 09.09.2008 | 7-8 GHz |
| Voznesenskoe – Polkh Maidan Voznesenskoe – Matyzley | №04-001634 of 23.11.2004 | Before 22.11.2014 | 10.7-11.7 GHz |
| Nizhny Novgorod city – Balakhna – Gorodets MWR-0369 | № 1027553 of 22.09.2003 | Before 09.09.2008 | 7-8 GHz |
| Nizhny Novgorod city – Shakhuniaya | № 06-004717 of 25.04.2006 | Before 24.04.2016 | 7-8 GHz |
| Nizhny Novgorod city – Balakhna – Gorodets MWR-2873 | № 1027551 of 22.09.2003 | Before 09.09.2008 | 10.7-11.7 GHz |
| Nizhny Novgorod city (Lyadov square) – settlement Doskino | № 04-001544 of 09.12.2004 | Before 08.12.2014 | 10.7-11.7 GHz |
| Nizhny Novgorod city (ATX 66) – settlement Berezovaya Poima | № 04-001542 of 20.12.2004 | Before 19.12.2014 | 10.7-11.7 GHz |
| Nizhny Novgorod city, Lyadov square – settlement Doskino | № 04-001524 of 09.12.2004 | Before 08.12.2014 | 10.7-11.7 GHz |
| Nizhny Novgorod city, Okskyi s'ezd – settlement | № 07-005630 of 20.06.2007 | Before 19.06.2017 | 12835/13101 MHz |

| | | | |
|---|---|---|---|
| Doskino | | | |
| Sergach – Shubino | № 15-19-18/7499 of 17.02.2003 | Before 13.02.2008 | 10.7-11.7 GHz |
| Nizhny Novgorod – Roika | № 15-19-18/7819 of 18.02.2003 | Before 17.02.2008 | 10.7-11.7 GHz |
| | № 15-19-18/51374 of 26.11.2002 | Before 20.11.2007 | 10.7-11.7 GHz |
| Sergach – Lopatino | № 04-001655 of 20.12.2004 | Before 19.12.2014 | 10.7-11.7 GHz |
| Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001 | № 1025001 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Village Prosek – village Kislovka MWR-3915 | № 1025013 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Sechenovo town – Talyzino MWR-4331 | № 1025017 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Sechenovo town – Verkhnee Talyzino | № 07-000191 of 17.04.2007 | Before 16.04.2017 | 12793/13059 GHz |
| Sechenovo town – village M.Ryabushkino MWR-1126 | № 1025002 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Urazovka – Salgany MWR-4408 | № 1024984 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Krasnyc Baki – settlement Varnaviño | № 05-022560 of 23.03.2006 | Before 22.03.2016 | 12-13 GHz |
| Kstovo – Afonino MWR-3041 | № 1024989 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Sergach – Sergachskyi Nizhegorodsakhar MWR-4919 | № 1003311 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Sergach – Lopatino | № 04-001524 of 09.12.2004 | Before 08.12.2014 | 10.7-11.7 GHz |
| Lyskovo – Makarievo MWR-4412 | № 1025018 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Buturlino – Valgusy MWR-3829 | № 1024981 of 18.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Bakaldy – Kamenishchy MWR-4046 | № 1024982 of 10.06.2003 | Before 10.06.2008 | 10.7-11.7 GHz |
| Fokino – Kuzmiyar | № 1029117 of 05.08.2003 | Before 31.07.2008 | 10.7-11.7 GHz |
| Fokino – Mikhailovskoe | № 07-008969 of 20.06.2007 | Before 19.06.2017 | 12765/13031 MHz |
| Semenov town – village Maloe Zinovievo | № 07-000189 of 17.04.2007 | Before 16.04.2017 | 12849/13115 MHz |
| Semenov town – Sukhobezvodnoe | № 15-19-18/51404 of 26.11.2002 | Before 20.11.2007 | 10.7-11.7 GHz |
| Semenov town – village Khakhaly | № 07-009074 of 20.06.2007 | Before 19.06.2017 | 12849/13115 MHz |
| Settlement Sukhobezvodnoe – settlement Fanernyi | № 07-000005 of 17.04.2007 | Before 16.04.2017 | 12,877-13,143 GHz |
| Vorotynets – Vasilchursk | № 15-19-18/7890 of 18.02.2003 | Before 17.02.2008 | 10.7-11.7 GHz |
| Settlement Voznesenskoe – settlement Kriusha | № 07-000006 of 17.04.2007 | Before 16.04.2017 | 12,891-13,157 GHz |
| Mikhailovskoe – Fokino | № 1021476 of 05.08.2003 | Before 31.07.2008 | 10.7-11.7 GHz |
| Settlement Sosnovskoe – village Davydkovo | № 04-004501 of 03.03.2005 | Before 02.03.2015 | 10.7-11.7 GHz |
| Village Mayaki – settlement Burepolom | № 04-004580 of 03.03.2005 | Before 02.03.2015 | 10.7-11.7 GHz |
| Chkalovsk town – village Novinki | № 04-003997 of 03.03.2005 | Before 02.03.2015 | 10.7-11.7 GHz |
| Gorodets town – settlement Kovernino | № 04-004108 of 31.12.2004 | Before 30.12.2014 | 10.7-11.7 GHz |
| Village Rozhki – village Smirnovo | № 04-004107 of 03.03.2005 | Before 02.03.2015 | 10.7-11.7 GHz |
| Kstovo – Bezvodnoe | № 15-19-18/9619 of 28.02.2003 | Before 21.02.2008 | 10.7-11.7 GHz |

| Location | Document | Date | Frequency |
|---|---|---|---|
| Settlement Prokoshevo – Rabotki | № 15-19-18/10058 of 04.03.2003 | Before 26.02.2008 | 10.7-11.7 GHz |
| Kstovo – Prokoshevo | № 15-19-18/9617 of 28.02.2003 | Before 21.02.2008 | 10.7-11.7 GHz |
| Kstovo – B.Mokroe | № 15-19-18/9618 of 28.02.2003 | Before 21.02.2008 | 10.7-11.7 GHz |
| Kstovo town – village Afonino | № 07-004709 of 20.06.2007 | Before 19.06.2017 | 12933/13199 MHz |
| Kantauruvo – Sitniki | № 1018084 of 21.08.2003 | Before 21.08.2008 | 7-8 GHz |
| Sosnovskoe – Elizarovo | № 1018907 of 02.06.2003 | Before 28.05.2008 | 10.7-11.7 GHz |
| Buguruslan – Severnoe | №03-10838 of 25.12.2003 | Before 19.12.2008 | 7-8 GHz |
| Settlement Krasnye Baki – settlement Voskresenskoe | № 07-001978 of 23.05.2007 | Before 22.05.2017 | 7-8 GHz |
| Shakhuniaya town – village Shaigino – settlement Tonshaevo | № 07-003220 of 23.05.2007 | Before 22.05.2017 | 14-15 GHz |
| Shakhuniaya town – village Bolshoe Shirokoe | № 07-015492 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Tonshaevo – village Dvoeglazovo – settlement Sharanga | № 07-002210 of 23.05.2007 | Before 22.05.2017 | 14-15 GHz |
| Settlement Tonshaevo – village Mayaki | № 07-016824 of 20.06.2007 | Before 19.06.2017 | 13059/12793 MHz |
| Settlement Krasnye Baki – settlement Shemanikha | № 07-001426 of 18.05.2007 | Before 17.05.2017 | 12-13 GHz |
| Kstovo town – village Bolshoe Mokroe | № 07-001428 of 18.05.2007 | Before 17.05.2017 | 12-13 GHz |
| Kstovo town – settlement Druzhnyi | № 07-015493 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Varnavino – village Timarikha | № 07-001427 of 18.05.2007 | Before 17.05.2017 | 12-13 GHz |
| Settlement Varnavino – settlement Gorki | № 07-001425 of 18.05.2007 | Before 17.05.2017 | 12-13 GHz |
| Arzamas town – village Kazakovo | № 07-015471 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Arzamas town – village Chernukha | № 07-015494 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Buturlino – village Kamenishchy | № 07-015485 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Buturlino – village Pergalei | № 07-015419 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Buturlino – village Valgasy | № 07-015419 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Lyskovo town – settlement Niva | № 07-015489 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Buturlino – village Bolshie Bokaldy | № 07-015418 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Diveevo – village Glukhovo | № 07-015475 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Diveevo – village Bolshoe Cherevatovo | № 07-015462 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Uren town – village Mineevo | № 07-015408 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Uren town – village Bolshoe Karpovo | № 07-015434 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Uren town – village Semenovo | № 07-015410 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Perevoz – village Tainakovo | № 07-015428 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Perevoz – settlement Shpilevo | № 07-015435 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |

| Location | License | Frequency |
|---|---|---|
| Settlement Perevoz – settlement Yagodnoe | № 07-015426 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Chkalovsk town – village Novinki | № 07-015469 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Chkalovsk town – settlement Vershilovo | № 07-015421 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Chkalovsk town – settlement Katunki | № 07-015429 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Voznesenskoe – village Motyzley | № 07-015465 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Voznesenskoe – village Polkhovskyi Maidan | № 07-015425 of 08.06.2007 | Before 08.06.2017 | 12-13 GHz |
| Kstovo town – village Bezvodnoe | № 07-015424 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Lyskovo town – village Valki | № 07-015486 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Lyskovo town – village Makarievo | № 07-015467 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Sosnovskoe – village Elizarovo | № 07-015464 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Sosnovskoe – village Davydkovo | № 07-015413 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Sergach town – village Shubino | № 07-015470 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Sergach town – village Lopatino | № 07-015436 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Sharanga – village Bolshoe Ustinskoe | № 07-015466 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Arzamas town – village Abramovo | № 07-015468 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Arzamas town – village Vasiliev Vrag | № 07-015409 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Arzamas town – village Shatovka | № 07-015417 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Arzamas town – village Novyi Usad | № 07-015480 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Arzamas town – village Vetoshkino | № 07-015482 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Fokino – settlement Kuzmiyar | № 07-015463 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Mayaki – settlement Burepolom | № 07-015488 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Semenov town – village Shaldezhka | № 07-015495 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Urazovka – village Salgany | № 07-015473 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Vorotynets – settlement Vasilchursk | № 07-015474 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Bor town – village Krasnaya Sloboda | № 07-015472 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Shakhuniaya town – village Akaty | № 07-015484 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Arkhipovka – village Zhdanovo | № 07-015454 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Yasnaya Polyana – settlement Voskhodyashchii | № 07-015441 of 08.06.2007 | Before 07.06.2008 | 12-13 GHz |
| Settlement Iriklinskyi – village Vishnevoe | № 07-015437 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Kolpakskoe – village Bannoe | № 07-015438 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Novoorsk, Rabochaya street – Mostovaya | № 07-015458 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |

| street | | | |
|---|---|---|---|
| Village Vyazovoe – village Krynitsa | № 07-015459 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Buzuluk town – settlement Kirovskyi | № 07-015478 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Pretoria – village Suvorovka | № 07-015460 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Novokamenka – village Shirokoe | № 07-015457 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Belyaevka – village Mezhdurechie | № 07-015450 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Energetik – Orsk town | № 07-015453 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Energetik – settlement Sevastopol | № 07-015452 of 08.06.2007 | Before 07.06.2008 | 12-13 GHz |
| Settlement Kirovsk – settlement Beloozernyi | № 07-015451 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Sakmara – village Grebeni | № 07-015420 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Nikolskaya – settlement Frunzenskyi | № 07-015455 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Orsk town, Kosmonavtov street – Tsentralnaya street | № 07-015461 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Polevoi – village Kozhemberlya | № 07-015481 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Settlement Stepnoi – village Pustobaevo | № 07-015416 of 08.06.2007 | Before 07.06.2008 | 12-13 GHz |
| Village Matveevka – village Alexeevka | № 07-015412 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Village Stepanovka – village Almala | № 07-015477 of 08.06.2007 | Before 07.06.2017 | 12-13 GHz |
| Malmyzh town – village Kaksinvai | № 07-015411 of 08.06.2007 | Before 07.06.2017 | 7-8 GHz |
| Village Maromitsa – village Duvannoe | № 07-015414 of 08.06.2007 | Before 07.06.2017 | 7-8 GHz |
| Settlement Oparino – settlement Maromitsa | № 07-015483 of 08.06.2007 | Before 07.06.2017 | 7-8 GHz |
| Settlement Nagorsk – village Lipovka – village Sinegorie | № 07-015487 of 08.06.2007 | Before 07.06.2017 | 7-8 GHz |
| Settlement Rudnichnyi – village Ozhmegovo | № 07-015878 of 08.06.2007 | Before 07.06.2017 | 7-8 GHz |
| Settlement Borovitsa – village Andreeva Gora | № 07-015875 of 08.06.2007 | Before 07.06.2017 | 7-8 GHz |
| Settlement Latyshskyi – settlement Almezh | № 07-015892 of 08.06.2007 | Before 07.06.2017 | 438/398 MHz |
| Novovyatsk – Kirov city | № 07-016785 of 18.06.2007 | Before 17.06.2017 | 398/438 MHz |
| Village Karavainoe – village Chistopolie | № 07-016828 of 18.06.2007 | Before 17.06.2017 | 398/438 MHz |
| Village Plotbishche – settlement Donaurovo | № 07-016788 of 18.06.2007 | Before 17.06.2017 | 398/438 MHz |
| Settlement Dubrovka – village Podrezchikha | № 07-016786 of 18.06.2007 | Before 17.06.2017 | 398/438 MHz |
| Village Nizhnya Palomitsa – settlement Rechnoi | № 07-016829 of 18.06.2007 | Before 17.06.2017 | 398/438 MHz |
| Settlement Dubrovka – village Troitsa | № 07-016787 of 18.06.2007 | Before 17.06.2017 | 398/438 MHz |
| Village Papulovo – settlement Uga | № 07-016826 of 18.06.2007 | Before 17.06.2017 | 398/438 MHz |
| Village Pishchalie – settlement Suvody | № 07-016827 of 18.06.2007 | Before 17.06.2017 | 398/438 MHz |
| Village Ivashevo – village Khristoforovo | № 07-016802 of 18.06.2007 | Before 19.06.2017 | 398/438 MHz |

| Location | Certificate | Before date | Frequency |
|---|---|---|---|
| Village Duvannoe – village Strelskaya | № 07-016866 of 18.06.2007 | Before 19.06.2017 | 398/438 MHz |
| Settlement Voskresenskoe – village Nestiary | № 07-017220 of 20.06.2007 | Before 19.06.2017 | 394-410/434-450 MHz |
| Village Obkhod – settlement Tonkino | № 07-007396 of 20.06.2007 | Before 19.06.2017 | 8248/7982 MHz |
| Village Prosek – village Velikovskoe | № 07-016825 of 20.06.2007 | Before 19.06.2017 | 13143/12877 MHz |
| Buzuluk – Buguruslan | № 03-10842 of 25.12.2003 | Before 19.12.2008 | 3,4-3,5 GHz |
| Ulyanovsk city | № 17-03-33/20434 of 24.04.2003 | Before 17.02.2008 | 1880-1900 MHz |
| Ulyanovsk city | № 1028792 of 13.11.2003 | Before 01.11.2008 | 1880-1900 MHz |
| Ulyanovsk city | № 04-005302 of 21.04.2005 | Before 20.04.2015 | 1880-1900 MHz |
| Ulyanovsk city | № 06-003504 of 18.04.2006 | Before 17.04.2016 | 1880-1900 MHz |
| Kirov, Poroshino, Ganino | № 1022527 of 03.10.2003 | Before 28.09.2008 | 1880-1900 MHz |
| Kirov city | № 1027167 of 05.11.2003 | Before 20.10.2008 | 1880-1900 MHz |
| Kirov city | № 04-005328 of 21.04.2005 | Before 20.04.2015 | 1880-1900 MHz |
| Kirovochepetsk town | № 04-005318 of 21.04.2005 | Before 20.04.2015 | 1880-1900 MHz |
| Kirov city | № 06-000889 of 14.03.2006 | Before 13.03.2016 | 1880-1900 MHz |
| Kirov city | № 06-000871 of 14.03.2006 | Before 13.03.2016 | 1880-1900 MHz |
| Kirov city | № 06-000879 of 14.03.2006 | Before 13.03.2016 | 1880-1900 MHz |
| Kirov city | № 06-001289 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Kirov city | № 06-012101 of 03.10.2006 | Before 02.10.2016 | 1880-1900 MHz |
| Kirov city | № 06-001281 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Kirov city | № 06-001264 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Kirov city | № 06-001263 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Kirov city | № 06-018317 of 29.12.2006 | Before 28.12.2016 | 1880-1900 MHz |
| Kirov city | № 06-018312 of 11.01.2007 | Before 10.01.2017 | 1880-1900 MHz |
| Kotelnich town | № 05-023837 of 27.12.2005 | Before 26.12.2015 | 1880-1900 MHz |
| Settlement Raduzhnyi | № 05-023840 of 27.12.2005 | Before 26.12.2015 | 1880-1900 MHz |
| Izhevsk city | № 05-010881 of 06.06.2005 | Before 05.06.2015 | 1880-1900 MHz |
| Penza city | № 1024686 of 25.09.2003 | Before 25.09.2008 | 1880-1900 MHz |
| Penza city | № 06-001667 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Penza city | № 06-018313 of 11.01.2007 | Before 10.01.2017 | 1880-1900 MHz |
| Nizhny Lomov town | № 06-009747 of 28.08.2006 | Before 27.08.2016 | 1880-1900 MHz |
| Saransk town (Khmelevskyi street, N.Erkai street, Goncharov street); | № 04-005323 of 31.12.2004 | Before 30.12.2014 | 1880-1900 MHz |
| Settlement Bessonovka | № 04-005875 of 31.12.2004 | Before 30.12.2014 | 1880-1900 MHz |

| Location | License № | Term | Frequency band |
|---|---|---|---|
| Yaransk town | № 05-012850 of 09.06.2005 | Before 08.06.2015 | 1880-1900 MHz |
| Penza city | № 1024686 of 25.09.2003 | Before 25.09.2008 | 1880-1900 MHz |
| Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka, Village Zykovo | № 17-03-33/16505 of 08.04.2003 | Before 08.04.2008 | 1880-1900 MHz |
| Ruzaevka town, Kovylkino town, Tengushevo town, Dubenki town | № 17-03-33/45471 of 25.10.2002 | Before 30.09.2007 | 1880-1900 MHz |
| Krasnoslobodsk town | № 05-022385 of 30.12.2005 | Before 29.12.2015 | 1880-1900 MHz |
| Ruzaevka town | № 06-001666 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Orsk town | № 05-020151 of 28.12.2005 | Before 27.12.2015 | 1880-1900 MHz |
| Orsk town | № 06-009882 of 28.08.2006 | Before 27.08.2016 | 1880-1900 MHz |
| Orsk town | № 06-009883 of 28.08.2006 | Before 27.08.2016 | 1880-1900 MHz |
| Orsk town | № 06-009746 of 28.08.2006 | Before 27.08.2016 | 1880-1900 MHz |
| Orenburg city | № 06-012103 of 03.10.2006 | Before 02.10.2016 | 1880-1900 MHz |
| Orenburg city | № 17-03-33/53358 of 10.12.2002 | Before 20.11.2007 | 1880-1900 MHz |
| Orenburg city | № 06-009748 of 28.08.2006 | Before 27.08.2016 | 1880-1900 MHz |
| Orenburg city | № 06-009749 of 28.08.2006 | Before 27.08.2016 | 1880-1900 MHz |
| Orenburg city | № 06-012100 of 03.10.2006 | Before 02.10.2016 | 1880-1900 MHz |
| Orenburg city | № 06-001541 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Orenburg city | № 06-012102 of 03.10.2006 | Before 02.10.2016 | 1880-1900 MHz |
| Orenburg city | № 06-002632 of 14.04.2006 | Before 13.04.2016 | 1880-1900 MHz |
| Orenburg city | № 07-003096 of 11.05.2007 | Before 10.05.2017 | 1880-1900 MHz |
| Novotroitsk town | № 06 – 009750 of 28.08.2006 | Before 27.08.2016 | 1880-1900 MHz |
| Novotroitsk town | № 06-018331 of 09.01.2007 | Before 08.01.2017 | 1880-1900 MHz |
| Sorochinsk town | № 06-002261 of 14.04.2006 | Before 13.04.2016 | 1880-1900 MHz |
| Settlement Svetlyi | № 06-002262 of 14.04.2006 | Before 13.04.2016 | 1880-1900 MHz |
| Orenburg city | № 06-001270 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Orenburg city | № 06-001259 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Orenburg city (settlement Kushkul) | № 04-005309 of 21.04.2005 | Before 20.04.2015 | 1880-1900 MHz |
| Buzuluk town | № 06-003261 of 18.04.2006 | Before 17.04.2016 | 1880-1900 MHz |
| Orsk town | № 04-005236 of 21.04.2005 | Before 20.04.2015 | 1880-1900 MHz |
| Orsk town | № 06-001265 of 05.04.2006 | Before 04.04.2016 | 1880-1900 MHz |
| Orenburg city | № 1023822 of 26.08.2003 | Before 22.08.2008 | 1880-1900 MHz |

| Location | Document | Date | Frequency |
|---|---|---|---|
| Orenburg city | № 05-010594 of 06.05.2005 | Before 05.05.2015 | 1880-1900 MHz |
| Izhevsk city | № 17-03-33/53337 of 10.12.2002 | Before 20.11.2007 | 1880-1900 MHz |
| Izhevsk city | № 17-03-33/13908 of 24.09.2003 | Before 18.03.2008 | 1880-1900 MHz |
| Glazov town, Mozhga town, Settlement Igra, Sarapul town | № 17-03-33/47476 of 10.11.2002 | Before 30.09.2007 | 1880-1900 MHz |
| Medayany, Rabotki, Vad, Annenkovskyi karier | № 17-03-33/45167 of 24.10.2002 | Before 30.10.2007 | 1880-1900 MHz |
| Village Medayany of Krasnooktyabrskyi district | № 05-006603 of 24.03.2005 | Before 23.03.2015 | 1880-1900 MHz |
| Settlement Sovkhoznyi | № 05-022528 of 30.12.2005 | Before 29.12.2015 | 1880-1900 MHz |
| Cheboksary town (Lenin avenue, Chernyshevsky street) | № 06-005153 of 10.05.2006 | Before 09.05.2016 | 1880-1900 MHz |
| Cheboksary town (R.Luxemburg) | № 06-018315 of 29.12.2006 | Before 28.12.2016 | 1880-1900 MHz |
| Cheboksary town (Chernyshevsky street, Solyance pr., Lebedev street) | № 06-005154 of 10.05.2006 | Before 09.05.2016 | 1880-1900 MHz |
| Glazov | № 1025282 of 29.09.2003 | Before 26.09.2008 | 1880-1900 MHz |
| Votkinsk, Izhevsk, Sarapul | № 1014972 of 04.07.2003 | Before 30.06.2008 | 1880-1900 MHz |
| Kstovo town Settlement Afonino of Kstovo district | № 17-03-33/19861 of 23.04.2003 | Before 17.04.2008 | 1880-1900 MHz |
| Kstovo town | № 06-007984 of 13.07.2006 | Before 12.07.2016 | 1880-1900 MHz |
| Village Vad | № 06-007195 of 10.07.2006 | Before 09.07.2016 | 1880-1900 MHz |
| Volzhsk town | № 06-016567 of 22.12.2006 | Before 21.12.2016 | 1880-1900 MHz |
| Nizhny Novgorod, Gaidar street | № 05-017845 of 25.10.2005 | Before 24.10.2015 | 1880-1900 MHz |
| Nizhny Novgorod | № 17-03-33/11379 of 11.03.2003 | Before 05.03.2008 | 1880-1900 MHz |
| Nizhny Novgorod | № 05-022719 of 30.12.2005 | Before 29.12.2015 | 1880-1900 MHz |
| Nizhny Novgorod | № 07-002347 of 27.02.2007 | Before 26.02.2017 | 1880-1900 MHz |

| Location | License No. | Date | Frequency |
|---|---|---|---|
| Nizhny Novgorod | № 1026097 of 05.11.2003 | Before 27.10.2008 | 1880-1900 MHz |
| Nizhny Novgorod | № 07-002347 of 27.02.2007 | Before 25.02.2017 | 1880-1900 MHz |
| Sergach town | № 06-007985 of 13.07.2006 | Before 12.07.2016 | 1880-1900 MHz |
| Ioshkar Ola town | № 05-013857 of 09.06.2005 | Before 08.06.2015 | 1880-1900 MHz |
| Ioshkar Ola town | № 06-004422 of 10.05.2006 | Before 09.05.2016 | 1880-1900 MHz |
| Ruzaevka, Chamzinka, Atyurievo | № 04-001141 of 12.10.2004 | Before 11.10.2014 | 1880-1900 MHz |
| Saransk town | № 04-000980 of 12.10.2004 | Before 11.10.2014 | 1880-1900 MHz |
| Kirov city | № 05-006534 of 24.03.2005 | Before 23.03.2015 | 1880-1900 MHz |
| Kirov city | № 06-000870 of 14.03.2006 | Before 13.03.2016 | 1880-1900 MHz |
| Kirov city, Luganskaya street | № 05-017847 of 25.10.2005 | Before 24.10.2015 | 1880-1900 MHz |
| Kirov city | № 06-018318 of 11.01.2007 | Before 10.01.2017 | 1880-1900 MHz |
| Settlement Torbeevo in Mordovia Republic | № 05-006403 of 23.03.2005 | Before 23.03.2015 | 1880-1900 MHz |
| Samara city | № 05-006406 of 23.03.2005 | Before 23.03.2015 | 1880-1900 MHz |
| Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi | № 04-003072 of 28.12.2004 | Before 27.12.2014 | 1880-1900 MHz |
| Arzamas town | № 06-005786 of 06.06.2006 | Before 05.06.2016 | 1880-1900 MHz |
| Pavlovo town | № 04-006598 of 23.03.2005 | Before 23.03.2015 | 1880-1900 MHz |
| Village Tolkaevka of Orenburg oblast | № 04-003265 of 28.12.2004 | Before 27.12.2014 | 1880-1900 MHz |
| Samara city BS-27, BS-28, Syzran town BS-29, BS-30, BS-31, BS-32, BS-33, Neftegorsk town BS-18, Podstepki BS-25, Yagodnoe BS-26 | № 06-018314 of 11.01.2007 | Before 10.01.2017 | 1880-1900 MHz |
| Village Uvarovka, Syzran town, Zhigulevsk town | № 07-012243 of 20.06.2007 | Before 19.06.2017 | 1880-1900 MHz |
| Bor town | № 07-007578 of 20.06.2007 | Before 19.06.2017 | 1880-1900 MHz |
| Sharanga | № 06-006360Д of 22.01.2007 | Before 21.01.2017 | 42,95 |
| Tonkino | № 06-006361Д of 22.01.2007 | Before 21.01.2017 | 42,95 |

**Chuvashia Republic**

| Location | License No. | Date | Frequency |
|---|---|---|---|
| Village Poretskoe -- village Krasnoglukhovo | № 06-006565Д of 15.01.2007 | Before 14.01.2017 | 307,7125/343,7125 |
| Settlement Ibrisi -- settlement Lipovka | № 06-006566Д of 11.01.2007 | Before 10.01.2017 | 307,8125/343,8125 |

**Kirov oblast**

| Location | License | Date | Frequency |
|---|---|---|---|
| Village B.Shishovka – village Vas'kino, village Korlyaki – village B.Kirimbaevo, village Kuvshinskoe – settlement Alexandrovskyi, Vedernikovo, Pozikovo, settlement Sanchursk – village Velokorechie, village Chernyshovo, village Kuznetsovo, village Pavlovo Bolshoe, village Lyumpanur – village Galkino, village Matvinur – village Togomovo, village Votchina – village Onuchino | № 07-004347Д of 09.06.2007 | Before 08.06.2017 | 307,7675/343,7675 MHz |
| Village Bolshoi Kityak – village Yangulovo, Malmyzh town – village Azelino, village Podosinovo, settlement Troitskyi, village Mari-Malyzh – village Ageldino, village Metel – village Shurgi, village Novyi Smail – village Novyi Kokui, village Preobrazhenka – village Nosok, village Nizhny Shugurak, village Ralniki – village Platyner | № 07-004345Д of 09.06.2007 | Before 08.06.2017 | 307.7675/343.7675 MHz |
| Village Indygoika – village Kuzhner, village Krasnoe – village Mal'kovshchina, village Tolstik, village Lazh – village Shoi, village Mokshino – Votskoe | № 07-004367Д of 09.06.2007 | Before 08.06.2017 | 307,7675/343,7675 MHz |
| Settlement Lyalsk – village Kuzminskaya | № 06-003934Д of 27.09.2006 | Before 26.09.2016 | 307,7675/343,7675 |
| Vyatskie Polyany town | № 06-005475Д of 04.12.2006 | Before 03.12.2016 | 307/343 |
| Village B.Koptyazhevo – village Yangulovo, Malmyzh town – village Azelino, Malmyzh town – village Podosinovo, Malmyzh town – settlement Troitskyi, village Mari-Malyzh – village Ageldino, village Metel – village Shurgi, village Novyi Smail – village Novyi Kokui, village Preobrazhenka – village Nosok,  village Nizhny Shugurak, village | № 07-004345Д of 09.06.2007 | Before 08.06.2017 | 343,5-344,0 MHz/ 307,5-308,0 MHz |

| Location | License No. | Date | Frequency |
|---|---|---|---|
| Ralniki – village Platyner, village Ralniki – village Kondaki, village Rozhki – village Gari, village Rozhki – village Zakhvataevo, village Rozhki – village Khoda | | | |
| Settlement Lalsk – village Ershovskaya Zapad | № 07-004395Д of 18.06.2007 | Before 17.06.2017 | 343,5-344,0 MHz / 307,5-308,0 MHz |
| Omutninsk town | № 06-005620Д of 04.12.2006 | Before 03.12.2006 | 44,25 MHz |
| Settlement Strizhi – village Reshetniki | № 06-003925Д of 27.09.2006 | Before 26.09.2016 | 343,6625/307,6625 |
| Settlement Tuzha – village Soboli | № 06-003926Д of 27.09.2006 | Before 26.09.2016 | 343,6875/307,6875 |
| Settlement Svecha – village Kholmy | № 06-003927Д of 27.09.2006 | Before 26.09.2016 | 343,8375/307,8375 |
| Village Novaya Ukazna – village Zhirnovo | № 06-003931Д of 27.09.2006 | Before 26.09.2016 | 343,5625/307,5625 |
| Village Chernushka – village Troitskoe | № 06-003935Д of 27.09.2006 | Before 26.09.2016 | 343,9875/307,9875 |
| Village Shabury – village Strelskaya | № 06-003933Д of 27.09.2006 | Before 26.09.2016 | 343,5125/307,5125 |
| Village Nazarovtsy – village Kachonki | № 06-003928Д of 27.09.2006 | Before 26.09.2016 | 343,7125/307,7125 |
| Settlement Kiknur – village Ulesh | № 06-003930Д of 27.09.2006 | Before 26.09.2016 | 343,9875/307,9875 |
| Settlement Kiknur – village Chashcha | № 06-003929Д of 27.09.2006 | Before 26.09.2016 | 343,5125/307,5125 |
| Settlement Oparino – settlement Duvannoe | № 06-003932Д of 27.09.2006 | Before 26.09.2016 | 307,8125/343,8125 |
| Settlement Lalsk – village Zaborie | № 06-003937Д of 27.09.2006 | Before 26.09.2016 | 307,9875/343,9875 |
| Zuevka town – village Spaso-Zaozerie | № 06-003936Д of 27.09.2006 | Before 26.09.2016 | 307,7625/343,7625 |
| Settlement Oparino – settlement Chursiya | № 06-003841Д of 27.09.2006 | Before 26.09.2016 | 307,5375/343,5375 |
| Zuevka town – settlement Motous | № 06-004672Д of 24.10.2006 | Before 23.10.2016 | 307,5375/343,5375 |
| Settlement Oparino – settlement Sergeevskaya Vereteya | № 06-004673Д of 24.10.2006 | Before 23.10.2016 | 307,5375/343,5375 |
| Village Ekaterina – village Malaya Melnitsa | № 06-004671Д of 24.10.2006 | Before 23.10.2016 | 307,5375/343,5375 |
| Settlement Pervomaiskyi – settlement Mytets | № 06-004838Д of 24.10.2006 | Before 23.10.2016 | 307,5375/343,5375 |
| Settlement Nagorsk – village Simonovka | № 06-004667Д of 24.10.2006 | Before 23.10.2016 | 307,7125/343,7125 |
| Village Nikolaevo – village Anikintsy | № 06-004668Д of 24.10.2006 | Before 23.10.2016 | 307,8875/343,8875 |
| Village Pervomaiskoe – village Sharpaty | № 07-004366Д of 30.05.2007 | Before 29.05.2017 | 307;343 MHz |
| **Nizhny Novgorod oblast** | | | |
| Settlement Ardatov – village Izmailovka | № 07-004369Д of 09.06.2007 | Before 08.06.2017 | 307;343 MHz |
| Bogorodsk – Priozernoe | № 06-005372Д of 01.12.2006 | Before 30.11.2016 | 307;434; |
| Settlement Voskresenskoe – village Kuznetsovo | № 06-000278Д of 14.03.2006 | Before 13.03.2006 | 307;434 |

| Settlement/Village | Document | Frequency |
|---|---|---|
| Settlement Voskresenskoe | № 06-002762Д of 10.07.2006 | Before 09.07.2016 | 307;434 |
| Village Brilyakovo – village Karlovo | № 06-003080Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Village Nakhratovo – village Chikhtino | № 06-000277Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Village Monakovo – village Spas-Sedcheno | № 06-000639Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Village Prokoshevo – village Lyapisi | № 06-001475Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Pavlovo town – village Staroe Shcherbinono | № 06-000637Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Pavlovo town – village Venets | № 07-004360Д of 09.06.2007 | Before 08.06.2017 | 307;343 MHz |
| Pavlovo town – village Chubalovo | № 07-004351Д of 09.06.2007 | Before 08.06.2017 | 307;343 MHz |
| Volodarsk town – village Shchelkanovo | № 06-000638Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Perevoz town – settlement Borok | № 06-000363Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Settlement Kovernino – village Talitsy | № 06-000488Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Village Belbazh – village Volokolam | № 05-000491Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Settlement after Stepan Razin – village Orlovka | № 06-003265Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Village Belbazh – village Rameshki | № 06-000482Д of 10.03.2006 | Before 12.03.2016 | 307;434 |
| Village Verkhovskoe – settlement Syava | № 06-006066Д of 27.12.2006 | Before 26.12.2016 | 307;434 |
| Settlement Vorotynets – settlement Krasnyi Vostok | № 06-000486Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Settlement Vorotynets – village Bykovka | № 06-002960Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Settlement Vorotynets – village Kalitka | № 06-003058Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Settlement Vorotynets – settlement Kuzmiyar | № 06-001474Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Settlement Vorotynets – village Kriushi | № 06-000474Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Settlement Vorotynets – village Kriushi | № 06-002961Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Settlement Vorotynets – village Nikolskoe | № 06-001462Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Settlement Vorotynets – village Bykovka | № 06-000483Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Settlement Vorotynets – village Belavka | № 06-003136Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Village Tartaley – village Tartaley | № 06-000479Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Village Davydovo – village Berezovka | № 06-000481Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Settlement Dubrovna – village Novoe Zhedrino | № 06-003173Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Village Podlesovo – village Gornyi Borok | № 06-001464Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Village Petrovka – village Malinovka | № 06-003266Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Village Podlesovo – village Vyezdnoe | № 06-001476Д of 19.05.2006 | Before 18.05.2016 | 307;434 |

| Location | Document | Date | Code |
|---|---|---|---|
| Village Prokoshevo – village Serkovo | № 06-001463Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Village Pochinki | № 06-003077Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Village Purekh – village Kuznetsovo | № 06-003141Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Village Medovartsevo – village Epifanovo | № 06-000476Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Village Medovartsevo – village Verkhopolie | № 06-000484Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Kulebaki town – village Shiloksha | № 06-000487Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Village Bolshoe Pole – settlement Severnyi | № 06-000489Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Village Bolshoe Pole – settlement Severnyi | № 07-002391Д of 29.05.2007 | Before 28.05.2017 | 307;434 |
| Village Bolshoe Boldino – village Apraksino | № 06-003171Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Settlement Voskresenskoe – village Chukhlomka | № 06-000470Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Village Khokhloma – village Utkino | № 06-000492 of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Village Sheloksha – village Veredeevo | № 06-001465Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Village Chirgushi – village Novoselki | № 06-000478Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Settlement Fakel – settlement Bashmakovo | № 06-000089Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Settlement Pionerskyi – settlement Igra | № 06-000090Д of 10.03.2006 | Before 09.03.2016 | 307;434 |
| Village Medovartsevo – village Poltso | № 06-000365Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Perevoz town – village Kiselikha | № 06-000368Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Village Demino – village Malakhovo | № 06-000604Д of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Village Demino – village Malakhovo | № 06-000608 of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Village Kamennoe – village Galanino | № 06-000607 of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Village Kamennoe – village Zakhvatovo | № 06-000598Д of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Village Belbazh – village Radost | № 06-000609Д of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Settlement Vorotynets – village Akhpaevka | № 06-000601Д of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Sergach town – village Shubino | № 06-000605Д of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Village Gorevo – village Makarshino | № 06-000384Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Village Bolshoi Makatelem – settlement Rogozhinskyi | № 07-002392Д of 28.05.2007 № 07-004362Д of 09.06.2007 | Before 27.05.2017 Before 08.06.2017 | 307;434 |
| Village Nosovaya – village Zavod | № 06-000280Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Village Nosovaya – settlement Zharenskyi | № 06-001468Д of 19.05.2006 | Before 19.05.2006 | 307;434 |
| Village Novyi Usad – village Ivanovskoe | № 06-002962Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Village Kovrigino – village Korobeinikovo | № 06-000360Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Village Kamenka – village Krutoe | № 06-00366Д of 14.03.2006 | Before 13.03.2016 | 307;434 |

| Location | Document No. | Date | Code |
|---|---|---|---|
| Perevoz town – village Medvedkovo | № 06-000357Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Perevoz town – village Selishchi | № 06-001214Д of 18.04.2006 | Before 17.04.2016 | 307;434 |
| Balakhna town – settlement Maloe Kozino | № 06-000362Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Balakhna town – settlement Maloe Kozino | № 06-003040Д of 08.08.2006 | Before 07.08.2016 | 307;434 |
| Village Davydkovo – village Berezovka | № 06-000353Д of 14.03.2006 | Before 13.03.2016 | 307;434 |
| Village Chulkovo – village Bobynino | № 06-000273Д of 14.03.2006 | Before 13.03.2006 | 307;434 |
| Village Nikolaevka – settlement Krasnaya gorka | № 52-401807 of 12.07.2004 | Before 12.07.2007 | 307;343 |
| Settlement Varnavino – settlement Voskhod | № 06-006104Д of 29.12.2006 | Before 28.12.2016 | 307;343 |
| Village Vad – village Gari | № 05-001252Д of 26.12.2005 | Before 25.12.2015 | 307;343 |
| Settlement Smirkino – village Stolbovo | № 06-000606 of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Village Vad – village Bukalcy | № 05-001291Д of 26.12.2005 | Before 25.12.2015 | 307;343 |
| Village Zelenie Gory | № 06-003054Д of 07.08.2006 | Before 06.08.2016 | |
| Village Shvarikha – village Dubenki | № 05-001831 of 27.12.2005 | Before 26.12.2015 | 307;343 |
| Village Maloe Mamleevo – settlement Novaya Moskva | № 05-001807Д of 28.12.2005 | Before 27.12.2015 | 307;343 |
| Village Kruykovka – village Berezovka | № 05-001799Д of 28.12.2005 | Before 27.12.2015 | 307;343 |
| Settlement after Stepan Razin – village Orlovka | № 05-001791Д of 28.12.2005 | Before 27.12.2015 | 307;343 |
| Village Saldamanov – village Novyi Maidan | № 05-001809Д of 28.12.2005 | Before 27.12.2015 | 307;343 |
| Village Abramovo – village Novaya Sloboda | № 06-001466Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Village Arapovo – village Aleshkovo | № 05-001835Д of 28.12.2005 | Before 27.12.2015 | 307;343 |
| Settlement Tonshaevo – village Vyakshener | № 52-2638 of 03.06.2003 | Before 03.06.2006 | 307;343 |
| Settlement Tonshaevo – village Vyakshener | № 06-003151Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Settlement Tonshaevo – settlement Yuzhnyi | № 52-1571 of 13.04.2004 | Before 12.04.2009 | 307;343 |
| Settlement Tonshaevo – settlement Yuzhnyi | № 06-003150Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Settlement Tonshaevo – settlement Yuzhnyi | № 07-003228Д of 18.06.2007 | Before 17.06.2017 | 307;343 |
| Settlement Tonshaevo – Pismener | № 06-006098Д of 28.12.2006 | Before 27.12.2016 | 307;343 |
| Village Ostankino – village Pumra | № 07-003229Д of 18.06.2007 | Before 17.06.2017 | 307;343 |
| Village Filinskoe – village Bolotnikovo | № 06-001461Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Settlement Varnavino – settlement Voskhod | № 06-003155Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Village Yasentsy – village Kishemskoe | № 06-001469Д of 19.05.2006 | Before 18.05.2016 | 307;434 |
| Village Valtovo – village Salavir | № 05-001824Д of 27.12.2005 | Before 26.12.2015 | 307;343 |

| Location | Document | Date | Frequency |
|---|---|---|---|
| Village Arapovo – village Kudryashki | № 05-001811Д of 27.12.2005 | Before 26.12.2015 | 307;343 |
| Village Arapovo – village Timonino | № 05-001817Д of 28.12.2005 | Before 26.12.2015 | 307;343 |
| Village Elizarovo – village Stechkino | № 06-001168Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Steksovo – settlement Ideal | № 06-001169Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Settlement Krasnyi bor | № 06-001202Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Settlement Krasnyi bor | № 06-003137Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Village Vershilovo – settlement Chistoe | № 07-002390Д of 28.05.2007 | Before 27.05.2017 | 307;343 |
| Settlement Shatki – village Arkhangelskoe | № 06-001137Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Settlement Shatki – village Arkhangelskoe | № 06-003172Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Village Smirnovo – village Alemaevo | № 06-001166Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Smirnovo – settlement Svobodnyi Trud | № 06-003042Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Settlement Shatki – settlement Sosnovyi Bor | № 06-001136Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Settlement Shatki | № 06-001201Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Kamenka – village Pavlovka | № 06-001135Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Petrovka – village Malinovka | № 06-001134Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Bogoyavlenie | № 06-001149Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Tatarskoe | № 06-001165Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Zelenyi dol – village Kalenki | № 05-001837Д of 27.12.2005 | Before 26.12.2015 | 307;343 |
| Village Zelenyi dol – village Kulikovo | № 05-001846Д of 27.12.2005 | Before 26.12.2015 | 307;343 |
| Village Arapovo – village Kudreshki | № 05-001830Д of 27.12.2005 | Before 26.12.2015 | 307;343 |
| Kozmodemiyansk town – village Shary | № 05-021914 of 30.12.2005 | Before 29.12.2015 | 307;343 |
| Village Mariino – village Kozikovo | № 06-001230Д of 18.04.2006 | Before 17.04.2016 | 307;434 |
| Village Mariino – village Kozikovo | № 180-07-0932 of 24.09.2007 | Before 23.09.2017 | 146,0-174,0 MHz |
| Village Mariino – village Iksha | № 06-001213Д of 18.04.2006 | Before 17.04.2016 | 307;434 |
| Village Mary-Sola – Zarechka-Ona | № 06-001212Д of 18.04.2006 | Before 17.04.2016 | 307;434 |
| Village Mary-Sola – village Ioshkar-Pomash | № 06-001219Д of 18.04.2006 | Before 17.04.2016 | 307;434 |
| Village Nezhnur – village Malyi Shuduguzh | № 06-001211Д of 18.04.2006 | Before 17.04.2016 | 307;434 |
| Settlement Yurino – village Polyana | № 06-001218Д of 18.04.2006 | Before 17.04.2016 | 307;434 |
| Village Mariino – village Kozikovo | № 06-001321Д of 18.04.2006 | Before 17.04.2016 | 307;434 |
| Village Kokshaisk – settlement Chernoe Ozero | № 05-021917 of 30.12.2005 | Before 29.12.2015 | 307;343 |
| Village Zelenyi dol – village Afanasievo | № 05-001841Д of 27.12.2005 | Before 26.12.2015 | 307;343 |

| Location | Document No. | Date | Value |
|---|---|---|---|
| Urazovka – Klyuchishchi | № 06-003152Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Village Rabotki – settlements | № 52-2996 of 24.06.2003 | Before 24.06.2006 | 307;343 |
| Village Rabotki | № 06-003043Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Kstovo | № 06-003148Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Kstovo – Zimenki | № 07-004350Д of 09.06.2007 | Before 08.06.2017 | 307;343 |
| Kstovo – settlement Zelenyi gorod | № 07-004364Д of 09.06.2007 | Before 08.06.2007 | 307;343 MHz |
| Kstovo – village Podvalikha | № 07-004354Д of 09.06.2007 | Before 08.06.2017 | 307;343 MHz |
| | № 07-004355Д of 09.06.2007 | Before 08.06.2017 | |
| Village Ostankino – village Pumra | № 07-003229Д of 18.06.2007 | Before 17.06.2007 | 307;343 |
| Village Ostankino – village Dolgovo | № 06-003123Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Verkhovskoe – Berestyanka | № 06-003924Д of 24.09.2006 | Before 23.09.2016 | 307;343 |
| Verkhovskoe – Syava | № 05-006066 of 27.12.2005 | Before 26.12.2015 | 307;343 |
| Konevo – Yuriino | № 06-006060 of 27.12.2006 | Before 26.12.2016 | 307;343 |
| Village Serebryanka – village Kr.Rodnik | № 06-006061Д of 27.12.2003 | Before 26.12.2016 | 307;343 |
| Vetluga – Voznesenskoe | № 06-003154Д of 08.08.2006 | Before 08.08.2016 | 307;343 |
| Vetluga – Voznesenskoe | № 06-003154Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Village Vad – village Salaley | № 05-001383Д of 25.11.2005 | Before 24.11.2015 | 307;343 |
| Village Elizarovo – village Zalesie | № 05-002084Д of 04.12.2005 | Before 03.12.2015 | 307;343 |
| Balakhna – Belovskaya | № 52-3626 of 05.08.2003 | Before 05.08.2008 | 307;343 |
| Voskresenskoe | № 4-2/15-1867 of 2003 | Before 2008 | 307;343 |
| Bor – Parizhskoi kommuny | № 4-2/15-1748 of 08.04.2003 | Before 08.04.2008 | 307;343 |
| Settlement Berezovaya Poima – settlement Orlovskie Dvoriki | № 06-002949Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Bor – Bolsheorlovskoe | № 4-2/15-1749 of 08.04.2003 | Before 08.04.2008 | 307;343 |
| Bor – Kerzhenets | № 4-2/15-1750 of 08.04.2003 | Before 08.04.2008 | 307;343 |
| Village Plotinka – village Ivanovskoe | № 06-003134Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Village Plotinka – village Tugarino | № 06-003041Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Settlement Uzhovka – village Baikovo | № 06-003135Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Settlement Kurikha – settlement Luktos | № 05-002074Д of 04.12.2005 | Before 03.12.2015 | 307;343 |
| Bolshoe Boldino | № 05-002251Д of 04.12.2005 | Before 03.12.2015 | 307;343 |
| Village Bolshoe Boldino – village Permeevo | № 06-003078Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Balakhna town | № 05-002270Д of 04.12.2005 | Before 03.12.2015 | 307;343 |
| Balakhna town – village Belovskaya | № 06-003157Д of 08.08.2006 | Before 07.08.2016 | 307;343 |

| Location | Document | Date | Value |
|---|---|---|---|
| Pavlovo town – Dolgovo | № 05-002299Д of 04.12.2005 | Before 03.12.2015 | 307;343 |
| Lukoyanov town – village Poya | № 05-001794Д of 05.12.2005 | Before 04.12.2015 | 307;343 |
| Village Atingeevo – village Saldamanovo | № 06-003039Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Arzamas town | № 05-002326Д of 04.12.2005 | Before 03.12.2015 | 307;343 |
| Perevoz town – village Selishche | № 06-002231 of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/307,5-308,0 |
| Settlement Sosnovskoe | № 05-002071Д of 04.12.2005 | Before 03.12.2015 | 307;343 |
| Settlement Sosnovskoe – village Shishovo | № 07-004349Д of 30.05.2007 | Before 29.05.2017 | 307;343 |
| Settlement Sosnovskoe – village Shishovo | № 07-004348Д of 30.05.2007 | Before 29.05.2017 | 307;343 |
| Settlement Sosnovskoe – village Shishovo | № 07-004359Д of 30.05.2007 | Before 29.05.2017 | 307;343 |
| Settlement Sosnovskoe – village Siukha | № 07-004344Д of 30.05.2007 | Before 29.05.2017 | 307;343 |
| Voznesenskoe – Begovatovo | № 06-006062Д of 27.12.2006 | Before 26.12.2016 | 307;343 |
| Varnavino – settlement Mirnyi | № 05-003153Д of 08.08.2005 | Before 07.08.2015 | 307;343 |
| Voznesenskoe – Lashman | № 06-005371Д of 01.12.2006 | Before 30.11.2016 | 307;343 |
| Village Kriusha – village Lineika | № 07-004343Д of 30.05.2007 | Before 29.05.2017 | 307;343 |
| Village Kriusha – village Vilki | № 07-004357Д of 30.05.2007 | Before 29.05.2017 | 307;343 |
| Steksovo – Ideal | № 06-006063Д of 27.12.2006 | Before 26.12.2016 | 307;343 |
| Lemet – Turkushi | № 06-006064Д of 27.12.2006 | Before 26.12.2016 | 307;343 |
| Village Linda – village Zorenki | № 06-003124Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Mukhtolovo – Venets | № 06-006065Д of 27.12.2006 | Before 26.12.2016 | 307;343 |
| Village Maloe Mamleevo – village Nikolai Dar | № 06-001164Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Stepana Razina – village Orlovka | № 06-001147Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Bolshoe Maresievo – village Kelduyshevo | № 06-001148Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Settlement Shatki – village Kerzhemok | № 06-001133Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Yasentsy – village Kishemskoe | № 06-001167Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Lyskovo town – village Golovkovo | № 06-003059Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Village Salgany – village Akulinino | № 06-003149Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Village Novaya Sloboda – village Pralevka | № 06-001206Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Bolshoe Boldino – village Pikshen | № 06-001205 of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Bolshoe Boldino – village Chernovskoe | № 06-001204Д of 26.04.2006 | Before 25.04.2016 | 307;343 |
| Village Shagaevo | № 06-001203Д of 26.04.2006 | Before 25.04.2016 | 307;343 |

| Location | Document | Before | Frequency |
|---|---|---|---|
| Lyskovo – Presnetsovo | № 06-005374Д of 01.12.2006 | Before 30.11.2016 | 307;343 |
| Village Krasnyi Vatras – village Petrovka | № 06-003079Д of 07.08.2006 | Before 06.08.2016 | 307;434 |
| Village Ichalki | № 06-003174Д of 07.08.2006 | Before 06.08.2016 | 307;343 |
| Sergach – Malinovka | № 06-005460Д of 01.12.2006 | Before 30.11.2016 | 307;343 |
| Sergach – village Vyazovka | № 06-003057Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Sergach – Roganovka | № 06-005375Д of 01.12.2006 | Before 04.12.2016 | 307;343 |
| Salgany – Alexandrovo | № 06-003156Д of 08.08.2006 | Before 30.11.2016 | 307;343 |
| Salgany – Fedorovka | № 06-005373Д of 01.12.2006 | Before 30.11.2016 | 307;343 |
| Svecha – Kholmy | № 06-003927Д of 27.09.2006 | Before 26.09.2016 | 307;343 |
| Village Verkhovskoe – settlement Vakhtan | № 06-006105Д of 29.12.2006 | Before 28.12.2016 | 307;343 |
| Village Verkhovskoe – village Berestyanka | № 06-003924Д of 27.09.2006 | Before 26.09.2016 | 343,9875/307,9875 |
| Village Pafnutovo – village Klopikha | № 06-003056Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Village Bolshie Kruty – village Bobylsk | № 06-003055Д of 08.08.2006 | Before 07.08.2016 | 307;343 |
| Village Malakhovo – village Venets | № 07-002679Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Village Malakhovo – village Kleshcharikha | № 07-002682Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Village Elizarovo – village Zalesie | № 07-002682Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Village Elizarovo – village Zolino | № 07-002681Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Settlement Sosnovskoe – village Krutie | № 07-002675Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Village Vasilievka – village Morevka | № 07-002683Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Village Kamenishchy – village Chernukha | № 07-002677Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Village Pochinki | № 07-002678Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Sergach town – village Shubino | № 07-002676Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Village Voskresenskoe – village Usovka | № 07-002680Д of 16.05.2007 | Before 15.05.2017 | 307;343 |
| Settlement Tonshaevo – settlement Yuzhnyi | № 07-003228Д of 18.06.2007 | Before 17.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Ostankino – village Pumra | № 07-003229Д of 18.06.2007 | Before 17.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Kurikha – settlement Luktos | № 07-003905Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Bakhtyzino – village Kozleika | № 07-003923Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Sergach town, Gorky street – settlement Yubileinyi | № 07-003907Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Zvernikha – village Zyablikha | № 07-003900Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Kurikha – settlement Svobodnyi | № 07-003931Д of 20.06.2007 | | 343,5-344,0/307,5-308,0 MH |
| Village Nosovaya – village Vysokovka | № 07-003934Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Pakhutino – village Cherdaki | № 07-003922Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MH |

| Location | Permit No. | Valid | Frequency |
|---|---|---|---|
| Village Stepanovskoe – village Mikhailov | № 07-003914Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Lukoyanov town – village Chufrovo | № 07-003901Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Arzamas town – village Protopopovka | № 07-003910Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Bolshoe Tumanovo – village Maloe Tumanovo | № 07-003927Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kurikha – settlement Yablonka | № 07-003924Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kovaksa, ATX – village Kovaksa | № 07-003903Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kovaksa – village Piyavochnoe | № 07-003906Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kovaksa – village Lidovka | № 07-03928Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Vasilievka – village Novospasskoe | № 07-003913Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| R/w station Balakhonikha – village Schyakino | № 07-003909 of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Khakhaly – village Telki | № 07-003987Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Khakhaly – village Lykovo | №07-004007Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Khakhaly – village Novoselie | № 07-004054Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Khakhaly – village Osinki | № 07-003971Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Khakhaly – village Dvudelnoe | № 07-003972Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Khakhaly – village Velikushi | № 07-004046Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Pafnutovo – village Gryaznovka | № 07-004008Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – village Ozerki | № 07-003985Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – village Chibir | № 07-004009Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – village Maksimikha | № 07-003986Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – village Malaya Chamra | № 07-004057Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – village Pustyn | № 07-004055Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – settlement Kamennyi Ovrag | № 07-004056Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – village Khvoinoe | №07-004049Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – village Ozerki | № 07-003936Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Sukhobezvodnoe – village Bolshaya Pogorelka | № 07-003976Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Krasnye Baki – village Subbotino | № 07-003970Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |

| Location | Document | Date | Frequency |
|---|---|---|---|
| Settlement Krasnye Baki – village Kologrivka | № 07-003943Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Krasnye Baki – settlement Prudy | № 07-003944Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Krasnye Baki – village Lysitsa | № 07-004044Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Krasnye Baki – settlement Chibir | № 07-004035Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Krasnye Baki – village Vetoshkino | № 07-003980Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Nosovaya – village Zavod | № 07-003940Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Nosovaya – settlement Zharenskyi | № 07-004045Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Nosovaya – village Vysokovka | № 07-003981Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Chemashikha – village Slastniki | № 07-003937Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Semenov town – village Pydrci | № 07-003939Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Semenov town – village Bezvodnoe | № 07-003941Д of 23.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Semenov town – village Vzvoz | № 07-003945Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Semenov town – village Olonikha | № 07-004052Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Chemashikha – village Sofonovo | № 07-003942Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Shemanikha – settlement Lyubimovskyi | № 07-003938Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Shemanikha – settlement Bystrenskyi | № 07-003935Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Maloe Zinovievo – village Bolshoe Vasilievo | № 07-004040Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kirillovo – Mezhka | № 07-004042Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kozlovo – village Mikhailovo | № 07-004041Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kozlovo – village Utkino | № 07-004053Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kozlovo – village Duplikha | № 07-003979Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Semenov town – r/w station Osinki | № 07-004036Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Semenov town – village Zdorovo | № 07-004038Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Semenov town – village Aleshino | № 07-004043Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Fanernoe – village Yakovka | № 07-003969Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Fanernoe – village Krasnye Usady | № 07-004048Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Fanernoe – village Mikhailovo | № 07-004047Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Lesnoi kurort – settlement | № 07-004050Д of 20.07.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |

| Location | License | Date | Frequency |
|---|---|---|---|
| Bystrikha | | | |
| Settlement Lesnoi kurort – village Shizhma | № 07-003978Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 МГц |
| Village Maloe Zinovievo – village Malie Prudy | № 07-004051Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 МГц |
| Village Polom – village Butaki | № 07-003977Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 МГц |
| **Penza oblast** | | | |
| Village Kazarka – village Novikovka, Village Kazarka – village Tuynar, Settlement Sura – village Pavlovka, Nikolsk town – village M.Polyana, Village Mezhdurechie – village Pokrovka | № 06-001382Д of 03.05.2006 | Before 02.05.2016 | 307;343 |
| Salgany – village Akulinino | № 06-003152Д of 26.08.2006 | Before 27.08.2016 | 307;343 |
| Serdobsk town – village Meshcherskoe | № 06-002636Д of 10.07.2006 | Before 09.07.2016 | 307;434 |
| Settlement Sura – village Pavlovka | № 07-004403Д of 31.05.2007 | Before 30.05.2017 | 307;434 |
| Village Koloyar – village Kaurets | № 07-004407Д of 31.05.2007 | Before 30.05.2017 | 307;434 |
| Village Belyn – settlement Vyazovyi | № 07-004405Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 МГц |
| Village Golitsyno – settlement Dubki | № 07-004397Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 МГц |
| Settlement Pachelma – village Troitskoe, crossing point Vyglyadovka, settlement Vladychkino, settlement Krasnye ozera, settlement Podgornyi, crossing point Pyatnitskoe | № 07-004404Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 МГц |
| Village Seryi Kluch – village Staraya Nyavka | № 07-004408Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 МГц |
| Village Verkhnyi Lomov – village Zamuravskie Vyselki, village Endashevka | № 07-004401Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 МГц |
| Village Kazarka – village Tyunyar | № 07-004402Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 МГц |
| Village Arshinovka – village Razhki, settlement Srednyi, village Kobyaki | № 07-004398Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 МГц |
| Village Novaya Pyatina – village Krivozerie | № 07-004400Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 МГц |

| Location | Document | Date | Frequency |
|---|---|---|---|
| Village Nizhny Lomov – village Gai | № 07-004399Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Belinskyi town – village Shelaleika | № 07-004415Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Settlement Tamala – village Khmyrovo | № 07-004411Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Virga – settlement Dmitrievskyi | № 07-004409Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Svishchenka – village Kanishchevo, village Srednerechie | № 07-004410Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Varvarino – village Voinovo | № 07-004414Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Malaya Sergeevka – village Kashirovka, village Annino | № 07-004412Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Sannikovo – village Mosolovo | № 07-004413Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Kerra – settlement Podgornyi | № 07-004417Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Mezhdurechie – village Pokrovka | № 07-004406Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Novyi Valovai – village Staryi Valovai | № 07-004416Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Bolshoi Michkas – village Leshchinovo | № 07-004418Д of 31.05.2007 | Before 30.05.2017 | 343,5-344,0/307,5-308,0 MH |
| **Mordovia Republic** | | | |
| Radio-TV Transmitting Center's tower – settlement Usypkino | № 07-004302Д of 04.06.2007 | Before 03.06.2017 | 343,5 -344/307,5-308 MHz |
| Radio-TV Transmitting Center's tower – village Zasechnaya Sloboda | № 07-004301Д of 04.06.2007 | Before 03.06.2017 | 343,5 -344/307,5-308 MHz |
| Village Staroe Shaigovo – village Kivchei, village Nadezhdinka, village Novaya Terizmorga, settlement Klad, village Mizeryan, village Ozhga 2-nd, settlement Rovnyi, village Sarga | № 07-003226Д of 04.06.2007 | Before 03.06.2007 | 307;434 |
| Village N.Alexandrovka –village Veryakushi, village Gavrilovka, settlement Kuvai | № 07-003548Д of 04.06.2007 | Before 03.06.2017 | 307;434 |
| Settlement Shiringushi – village | № 07-003606Д of 04.06.2007 | Before 03.06.2017 | 307;434 |

| Location | License | Valid until | Frequency |
|---|---|---|---|
| Mordovskaya Kozlovka, village Lesnoi Bor | | | |
| Ruzaevka town – village Popovka | № 07-004122ДД of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Ruzaevka town – settlement Krasnyi Ugol | № 07-004126Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Apraksino – village Obukhovka | № 07-003912Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Picheury – village Repakushi | № 07-003932Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Chamzinka – village Sokolov Gart | № 07-003929Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Picheury – village Sokolov Gart | № 07-003933Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Michurino – village Zheleznyi | № 07-003930Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Apraksino – village Semenovka | № 07-003921Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Chamzinka – village Alza | № 07-003925 of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Ruzaevka town, Stanislavsky street – settlement Dobrovolnyi | № 07-004123Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Ruzaevka town – village Kulisheika | № 07-004121Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Ruzaevka town – village Mikhailovka | № 07-004124Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Ruzaevka town – village Medvedovka | № 07-004125Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Ruzaevka town – village Bulgaki | № 07-004129Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Ruzaevka town – village Mordovskaya Polyanka | № 07-004128Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Trofimovshchina – village Kiselikha | № 07-003920Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Romanovo – village Alexandrovskyi | № 07-003918Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Ruzaevka town – village Teplovka | № 07-004122Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Romodanovo – village Grabovka | № 07-003902Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Romodanovo – village Shilnikovo | № 07-003919Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Sabaevo – settlement Maidan | № 07-003904Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Romodanovo – village Kavtrovka | № 07-003908Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Settlement Romodanovo – village Kozlovka | № 07-003916Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Kurmachkasy – village Vasilievka | № 07-003898Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Saransk town – settlement Pushkino | № 07-003911Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Russkoe Baimakovo – village Mordovskoe Baimakovo | № 07-003899Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |
| Village Khovanshchina – village Kulikovka | № 07-003917Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MHz |

| Location | License | Date | Frequency |
|---|---|---|---|
| Village Russkoe Baimakovo – village Novyi Usad | № 07-003915Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Kochkurovo – village Teplovka | № 07-003926Д of 20.06.2007 | Before 19.06.2017 | 343,5-344,0/307,5-308,0 MH |
| Village Novouralets – village Pekhotnoe | № 07-004361Д of 30.05.2007 | Before 29.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Settlement Marxsovskyi – settlement Matveevka, village Novodezhkino – settlement Sredneuralskyi, village Alexeevka – village Romashkino | № 07-004358Д of 30.05.2007 | Before 29.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Insarskyi district, Radio-TV Transmitting Center's tower – village Vasina Polyana | № 07-004300Д of 30.05.2007 | Before 29.05.2017 | 343,5-344,0/307,5-308,0 MH |
| Insarskyi district, Radio-TV Transmitting Center's tower – village Russkoe Yandovishche | № 07-004303Д of 30.05.2007 | Before 29.05.2017 | 343,5-344,0/307,5-308,0 MH |
| **The Republic of Mariy-El** | | | |
| Settlement Kilemary – village Aktayuzh | № 06-005461Д of 04.12.2006 | Before 03.12.2016 | 307;343 |
| Ioshkar Ola town – village Elemuchash | № 06-003348Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Settlement Kilemary – village Udyurma | № 06-003263Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Settlement Novyi Toriyal, Yubileinaya street 7 – settlement Novyi Toriyal, Yubileinaya street 15 | № 07-000907Д of 30.03.2007 | Before 29.03.2017 | 307;343 |
| Village Pamiyaly – settlement Maiskyi | № 06-003261Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Village Pamiyaly – settlement Maiskyi | № 06-003262Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Village Nezhnur – village B.Shuduguzh | № 06-003347Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Village Mariino – village Kozlovets | № 06-003448Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Village Mariino – village Kuzmino | № 06-003202Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Village Mariino – village Karasiayary | № 06-003264Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Village Kokshaisk – settlement Chernoe Ozero | № 05-021917 of 30.12.2005 | Before 29.12.2015 | 307;343 |
| Village Mariino – settlement Kozikovo | № 06-003343Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Village Shoibulak – gardens "Saturn" | № 12-14-3/1242 of 23.07.2002 | Before 23.07.2007 | 307;343 |

| | | | |
|---|---|---|---|
| Settlement Ioshkar-Ola – settlement Lesnoi | № 06-006483Д 10.01.2007 | Before 10.01.2007 | 307;343 |
| Kozmodemiyansk town – village Shary | № 05-021914 of 30.12.2005 | Before 29.12.2015 | 307;343 |
| Village Semisola – village Petrovskoe | № 06-003349Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Settlement Pristantsionnyi, village Totskoe, village Kirsanovka | № 06-002250Д of 09.06.2006 | Before 08.06.2016 | 307;343 |
| Mednogorsk town | № 06-002196Д of 07.06.2006 | Before 06.06.2016 | 307;343 |
| Village Mariino – village Kozikovo | № 06-001230Д of 18.04.2006 | Before 17.04.2016 | 307;343 |
| Village Nezhnur – village M. Shuduguzh | № 06-001211Д of 18.04.2006 | Before 17.04.2016 | 307;343 |
| Village Mari-Sola – village Ioshkar-Pomash | № 06-001219Д of 18.04.2006 | Before 17.04.2016 | 307;343 |
| Village Mari-Sola – village Zarechka-Ona | № 06-001212Д of 18.04.2006 | Before 27.04.2016 | 307;343 |
| Village Mariino – village Iksha | № 06-001213Д of 18.04.2006 | Before 17.04.2016 | 307;343 |
| Settlement Yuriino – village Polyana | № 06-001218Д of 18.04.2006 | Before 17.04.2016 | 307;343 |
| Settlement Kilemary – settlement Kumiaya | № 06-003346Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Settlement Kilemary – village Toidakovo | № 06-011976Д of 20.09.2006 | Before 19.09.2016 | 307;343 |
| Settlement Krasnogorskyi – village Oshutyaly | № 07-001318Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Zvenigovo town – village Chuvash-Otary | № 07-001319Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Kokshaisk – village Markitan | № 07-001324Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Kokshaisk – village Dolgaya Staritsa | № 07-001322Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Kokshamary – village Ivanbelyak | № 07-001316Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Kokshaisk – village Chernoe Ozero | № 07-001323Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Kuzhmara – village Nuktuzh | № 07-001321Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Kokshamary – village Lipsha | № 07-001325Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Chirki – village Kordemka | № 07-001317Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Settlement Orshanka – village Pavlovskyi | № 07-001314Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Settlement Orshanka – village Yagodka | № 07-001313Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Staroe Kreshcheno – village Il'inka | № 07-001310Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Shordur – village Petrovskoe | № 07-001311Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| Village Polevaya – village Pekoza | № 07-001312Д of 06.04.2007 | Before 05.04.2017 | 307;343 |
| **Orenburg oblast** | | | |
| Village Novonikolskoe – village Kolychevo, village Mustafieo, village Nikolaevka | № 06-002138Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Boevaya Gora – farm Korolki, village Elshanka – r/w station Mayachnaya | № 07-001046Д of 26.03.2007 | Before 25.03.2017 | 343,5-344,0/ 307,5-308,0 |

| | | | |
|---|---|---|---|
| Village Krasnyi Yar – village Shutovo | № 07-001050Д of 26.03.2007 | Before 25.03.2008 | 343,5-344,0/ 307,5-308,0 |
| Village Privolnoe – village Stepnoe, Village Peschanoe, village Lugovoe | № 07-001047Д of 26.03.2007 | Before 25.03.2008 | 343,5-344,0/ 307,5-308,0 |
| Village Studenoe – village Krestovka, settlement Zazhivnyi | № 07-001042Д of 26.03.2007 | Before 25.03.2008 | 343,5-344,0/ 307,5-308,0 |
| Settlement Dimitrivskyi – village Sukhodolnyi, settlement Bratskyi, village Filippovka | № 07-001043Д of 26.03.2007 | Before 25.03.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Donetskoe – village Sudakovka | № 07-001044Д of 26.03.2007 | Before 25.03.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Adamovka – village Radovka | № 07-001045Д of 26.03.2007 | Before 25.03.2017 | 343,5-344,0/ 307,5-308,0 |
| Settlement Perevolotskyi – farm Samarskyi, village Kapitonovka, farm Vyazovka | № 07-001048Д of 26.03.2007 | Before 25.03.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Kichkas – village Dolinovka, village Pretoria – village Verkhnyi Kunakbai, village Pretoria – village Kamyshovka, village Pretoria – village Suvorovka | № 07-001049Д of 26.03.2007 | Before 25.03.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Dobrinka | № 06-002195Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Nesterovka – village Klyuchevka, settlement Novosergievka | № 06-002209Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Ziyanchurino – village Bash. Kancherovo, village Adaevo – village Starozaitsevo | № 06-002210Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Ziyanchurovo – r/w station Dubinovka, Gai town – village Ishkinino, village Stepanovka – village Abdrakhmanovo, village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka, village Klyuchevka, village Romanovka, village Zobovo – village Zereklo, village Kolychevo | № 07-003232Д of 18.06.2007 | Before 17.06.2017 | 343,5-344,0/ 307,5-308,0 |

| Location | Document No. | Before date | Frequencies |
|---|---|---|---|
| – village Novonikolskoe | | | |
| Village Bakaevo – village Zerikla, village Labazy, village Baigorodovka – village Fedorovka, settlement Pervomaiskyi – settlement Maevka, village Taly, settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog, village Sultakai – settlement Maiskyi, settlement Burannyi – village Aktynovo | № 07-003231Д of 18.06.2007 | Before 17.06.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Staroyakupovo, village Boriskino, village Novodezhkino – village Nataliino, village Gorodishche – settlement Chebenki, village Elatomka – village Oktyabrevka, village Kiryushkino | № 07-003230Д of 18.06.2007 | Before 17.06.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Vasilievka – village Novoselki | № 06-002139Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Novoselki – village Knyazhevo | № 07-004365Д of 30.05.2007 | Before 29.05.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Belyaevka – settlement Pravoberezhnyi | № 06-006562Д of 17.01.2007 | Before 16.01.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Aksenkino | № 06-002194Д of 07.06.2006 | Before 06.06.2006 | 343,5-344,0/ 307,5-308,0 |
| Village Vozdvizhenka – village Irek, village Chernyi Otrog – village Sovetskoe, settlement Saraktash | № 06-006561Д of 17.01.2007 | Before 16.01.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Andreevka – village Fedorovka, village Kurmanaevka – village Mezhdulesie | № 06-006563Д of 17.01.2007 | Before 16.01.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Naryshkino – village Ilev | № 07-004346Д of 30.05.2007 | Before 29.05.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Sumorievo – village Melsevatovka | № 07-004353Д of 30.05.2007 | Before 29.05.2017 | 343,5-344,0/ 307,5-308,0 |
| Yasnyi town – village Alasai | № 06-006564Д of 17.01.2007 | Before 16.01.2017 | 343,5-344,0/ 307,5-308,0 |
| Village Alabaital | № 06-002193Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ |

| Location | License No. | Date | Frequency |
|---|---|---|---|
| | | | 307,5-308,0 |
| Settlement Fadeevskyi – village Besedeno | № 06-002140Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Starokutlumbetievo, village Staromukmenevo – village Shamassovka | № 06-002156Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Dmitrievka, village Egorievka – village Iskra, village Ereminka | № 06-002154Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Nizhnya Vyazovka, village Verkhya Vyazovka | № 06-002152Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Tashla – village Prokuronovka, village Vyazovoe – village Krynitsa | № 06-002151Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Tashla – village Prokuronovka, village Vyazovoe – village Krynitsa | № 06-002141Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Sorochinsk town | № 06-002192Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Novotroitsk town | № 06-003813Д of 06.09.2006 | Before 05.09.2007 | 343,5-344,0/ 307,5-308,0 |
| Village Sukhorechka, village Privolnoe – village Stepnoe | № 06-003815Д of 06.09.2006 | Before 05.09.2007 | 343,5-344,0/ 307,5-308,0 |
| Buguruslan town – village Ozerovka, Buguruslan town – village Kiryushkino, village Koptyazhevo | № 06-002153Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Abdulino town – village Novoyakupovo, Abdulino town – village Novyi Tiris | № 06-002143Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Nizhnepavlovka – village Vyazovka, village Arkhangelovka, r/w station Kargala, settlement Yunyi, village Sergievka, village Nikolskoe | № 06-002155Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Abdulino town, settlement Pervomaiskyi, village Vasilievka, village Stepanovka, village Iskra, settlement Cheremushki | № 06-002150Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Sol-Iletsk, village Ugolnoe, village Boevaya Gora, village Grigorievka | № 06-002144Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Village Pleshanovo – village Yugovka, | № 06-002145Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ |

| Location | License | Valid | Frequency |
|---|---|---|---|
| village Preobrazhenka – village Ibrisovo, village Kinzelka – village Voznesenka, village Podolsk – village Staroyuldashevo | | | 307,5-308,0 |
| Village Kamsak, settlement Tselinnyi, village Rannee, village Miroshkino, village Tashla – village Borodinsk | № 06-002146Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| Settlement Sladkov, village Yaman, village Ozerki, village Nizhneozernoe, village Studenoe, village Izobilnoe, village Linevka, village Divnopolie – village Zemlyanskoe, village Studenoe – village Krestovka | № 06-002149Д of 07.06.2006 | Before 06.06.2016 | 343,5-344,0/ 307,5-308,0 |
| village Novosergievka, village Mustaevo, village Kuvai – village Suzanovo | № 05-001049Д of 26.12.2005 | Before 25.12.2015 | 307;343 MHz |
| Village Pronkino – village Shestaikino; village Zaviyalovka – Buguruslan town | № 05-001455Д of 28.12.2005 | Before 27.12.2015 | 307;343 MHz |
| Village Krasnokholm – village Gainulino | № 05-001437Д of 30.12.2005 | Before 29.12.2015 | 307;343 MHz |
| Village Erokhovka – village Petro-Khersonets, village Russko-Ignashkino, village Verkhnee Ignashkino, village Taly, village Lugovoe | № 05-001473Д of 30.12.2005 | Before 29.12.2015 | 307;343 MHz |
| River harbor "Rutka" | № ВП-05817 of 22.12.2005 | Before 21.12.2015 | |
| Settlement Kilemary – village Kumiaya | № 06-003346Д of 09.08.2006 | Before 08.08.2016 | 307;343 |
| Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka | № 56/4210 of 13.10.2003 | Before 13.10.2006 Being extended by Federal Communications Agency | 307;343 |
| Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka | № 06-006357 of 22.01.2007 | Before 21.01.2017 | 37MHz |
| Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino | № 56-876-28 of 27.02.2004 | Before 27.02.2007 | 343-344/ 307-308 |

| Location | Document No. / Date | Date | Pages |
|---|---|---|---|
| Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zeriklo, village Kolychevo – village Novonikolskoe | № 56-876-27 of 27.02.2004 | Before 27.02.2007 | 343-344/ 307-308 |
| Village Bakaevo – village Zerikla, village Labazy , village Baigorotovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog, village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo | № 56-876-29 of 27.02.2004 | Before 27.02.2007 | 343-344/ 307-308 |
| Yasnyi town – village Alasai | № 06-006564 of 17.01.2007 | Before 16.01.2017 | 343-344/ 307-308 |
| Village Grigorievka – village Vozrozhdenie, settlement Kazanka | № 07-003296Д of 04.06.2007 | Before 03.06.2017 | 343-344/ 307-308 |
| Village Pokrovka – village Troitsk, village Ivanovka, village Novoiletsk – settlement Krutie Gorki, village Linevka – village Koblovo, settlement Divnopolie – settlement Zemlyanskyi | № 07-003227Д of 04.06.2007 | Before 03.06.2017 | 343-344/ 307-308 |
| Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovetskoe – settlement Saraktash | № 06-006561Д of 17.01.2007 | Before 16.01.2017 | 343-344/ 307-308 |
| Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp | № 07-000100Д of 30.01.2007 | Before 29.01.2017 | 343-344/ 307-308 |

| | | | |
|---|---|---|---|
| "Volna" | | | |
| Village Andreevka – village Mezhdulesie | № 06-006563Д of 17.01.2007 | Before 16.01.2017 | 343-344/ 307-308 |
| Village Belyaevka – settlement Pravoberezhnyi | № 06-006562Д of 17.01.2007 | Before 16.01.2017 | 343-344/ 307-308 |
| Village Ushkaty – village Bogoyavlenka | № 56-876-172 of 30.06.2004 | Before 30.06.2007 | 300;400 |
| Village Novozhedrino, village Timoshkino, village Novospasskoe – village Starokutlumbetievo | № 06-003706Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Village Dobrinka, village Yafarovo – settlement Komsomolskyi | № 06-003695Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Village Pogromnoe – village Zhidilovka | № 06-003692Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Settlement Novosergievka – village Pokrovka, village Verkhnyaya Platonovka | № 06-003693Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Village Grachevka | № 06-003707Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Village Novomusino – village Urmyak | № 06-003699Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Settlement Novoorsk – village Kumak | № 06-003709Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Village Vasilievka | № 06-003700Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Abdulino town, settlement Iskra – village Arkaevka | № 06-003703Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Village Pleshanovo – village Sredneilyasovo | № 06-003708Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Village Dubinovka – village Novosakmarsk | № 06-003694Д of 06.09.2006 | Before 05.09.2016 | 343-344/ 307-308 |
| Village Ponomarevka – village Nauruzovo, village Semenovka, village Sofievka, village Nizhnie Kuzly | № 06-003756Д of 15.09.2006 | Before 14.09.2016 | 343-344/ 307-308 |
| Settlement Kilemary – village Toidakovo | № 06-011976 of 20.09.2006 | Before 19.09.2016 | 343-344/ 307-308 |

| Location | Decision | Date | Page |
|---|---|---|---|
| Village Novaya Kazanka, village Tupikovka, village Aldarkino, village Shakhmatovka | № 06-003701Д of 12.09.2006 | Before 11.09.2016 | 343-344/ 307-308 |
| Village Vozdvizhenka – village Irek, settlement Saraktash – village Cherkassy | № 06-003814Д of 12.09.2006 | Before 11.09.2016 | 343-344/ 307-308 |
| Village Koptyazhevo – village Kokosheevka, village Nushtaikino | № 06-003698Д of 12.09.2006 | Before 11.09.2016 | 343-344/ 307-308 |
| Village Sekretarka, village Pavlovka, village Starodomoseikino | № 06-003704Д of 12.09.2006 | Before 11.09.2016 | 343-344/ 307-308 |
| Village Sakmara – village Ereminka, village Svetlyi | № 06-003702Д of 12.09.2006 | Before 11.09.2016 | 343-344/ 307-308 |
| Village Romanovka | № 06-003705Д of 12.09.2006 | Before 11.09.2016 | 343-344/ 307-308 |
| Village Ziyanchurino – r/w station Dubinovka, Gai town – village Ishkinino, village Stepanovka 2-nd – village Abdrakhmanovo, village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupovo, village Borisovka – village Klyuchevka, village Romanovka, village Zobovo – village Zereklo, village Kolychevo – village Novonikolskoe | № 07-003232Д of 18.06.2007 | Before 17.06.2017 | 343-344/ 307-308 |
| Village Staroyakupovo – village Boriskino, village Novozhedrino – village Natalino, village Gorodishche – settlement Chebenki, village Elatomka – village Oktyabrevka, village Kiryushkino | № 07-003230Д of 18.06.2007 | Before 17.06.2017 | 343-344/ 307-308 |
| Village Bakaevo – village Zerikla, village Labazy , village Baigorodovka – village Baigorodovka, village Fedorovka – settlement Pervomaiskyi; village Maevka – village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – | № 07-003231Д of 18.06.2007 | Before 17.06.2017 | 343-344/ 307-308 |

settlement Aktynovo

| | | | |
|---|---|---|---|
| Settlement Ural – village Zhanatan | № 56-876-172 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Settlement Ural – settlement Rovnyi | № 56-876-172 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Settlement Novouralsk – village Zaluzhie | № 56-876-172 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Settlement Veselyi – village Nagumanovka | № 56-876-172 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Furmanovo – village Konnoe | № 56-876-172 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Furmanovo – village Prudy | № 56-876-172 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Uranbash – village Ivanovka | № 56-876-172 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village N.Gumbet – village Morozovskoe | № 56-876-172 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Settlement Suvorovskyi – village Glubinnoe | № 56-876-172 of 30.06.2004 | Before 30.06.2007 | 300;400 |

| | | | |
|---|---|---|---|
| | | Being extended by Rossvyazokhrancultura | |
| Village Troitsk – village Ivanovka | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Sol-Iletsk town – village Mayachnoe | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Sergushino – village Kyzyl Yar | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Andreevka – village M.Surmet | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Settlement Dimitrovskyi – settlement Bratskyi | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Settlement Dimitrovskyi – settlement Sukhodolnyi | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Yudinka – village Bryanchaninovo | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Voskresenovka – village Alexeevka | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |

| | | ura | |
|---|---|---|---|
| Village Kurmanaevka – village Petrovka | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Settlement Koltubanovskyi – settlement Opytnyi | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Tashla – village Prokuronovka | № 56-876-171 of 30.06.2004 | Before 30.06.2007 Being extended by Rossvyazokhrancultura | 300;400 |
| Village Podgorodniya Pokrovka – village Pavlovka<br>Settlement Pervomaiskyi – settlement Svetlogorka<br>Raz'ezd 20 – settlement Chistyi | № 07-002659Д of 16.05.2007 | Before 15.05.2017 | 300;400 |
| Settlement Chebenki – village Prechistinka<br>Settlement Chebenki – settlement Bylinnyi<br>Settlement Chebenki – settlement Bakalka | № 07-002660Д of 16.05.2007 | Before 15.05.2017 | 300;400 |
| Settlement Karavainyi – settlement Uzlovoi<br>Village Nezhinka – settlement Aeroport<br>Village Nezhinka – farm Medovka | № 07-002661Д of 16.05.2007 | Before 15.05.2017 | 300;400 |
| Village Zubarevka – farm Tsvetnaya Pustosh<br>Settlement Gornyi – village Priyutovo | № 07-002662Д of 16.05.2007 | Before 15.05.2017 | 300;400 |
| Settlement Shakhtnyi – village Sukhorechka, village Tamar-Utkul, settlement Ulga | № 07-003297Д of 07.06.2007 | Before 06.06.2008 | 307;343 MHz |
| Village Karpovka – village Nadezhdenka, village Verkhneozernoe – village Romanovka, village Sergievka – settlement Stepnoi, r/w station Aidyrlya – settlement Pervoe Maya, village Sofievka | № 07-004363Д of 09.06.2007 | Before 08.06.2017 | 307;343 MHz |

**Samara oblast**

| Location | Document | Date | Frequency |
|---|---|---|---|
| Village Staryi Maklaush – village Ivanovo-Podbelskoe, village Chelno-Vershiny – village Krivozerikha, village Devlezerkino – settlement Petrovsk | № 07-004356Д of 18.06.2007 | Before 17.06.2017 | 307;343 MHz |
| Samara city – village Shelekhmet, Samara city – village Novinki | № 06-005476Д of 01.12.2006 | Before 30.11.2016 | 307;343 |
| Zhigulevsk town, village Koshki – village N. Feizullovo, village Elkhovka – village Proleika, village Krasnoe Poselenie – village Troitskaya, village Sukhie Avrali – village Mullovka | № 06-005376Д of 01.12.2006 | Before 30.11.2016 | 307;343 |
| Settlement Kutuzovskyi – village Sharovka, r/w station Yakushkino, village Karmalo – Adelyakovo | № 06-003386Д of 10.08.2006 | Before 09.08.2016 | 307;343 |
| Village Bogdanovka – aul Kazakkhskyi, Kinel town – village M.Malyshevka | № 06-003384Д of 10.08.2006 | Before 09.08.2016 | 307;343 |
| Village N.Mansurkino, village B.Tolkai, village Starye Sosny, village Chernyi Klyuch | № 06-003383Д of 10.08.2006 | Before 09.08.2016 | 307;343 |
| Village Erzovka | № 06-003385Д of 10.08.2006 | Before 09.08.2016 | 307;343 |
| Oktyabrsk town, village Usinskoe, village St.Racheika, settlement Beregovoi, village Usolie | № 06-004233Д of 27.09.2006 | Before 04.10.2012 | 343,5/344,0 |
| Chapaevsk town, r/w station Prepolovenka, r/w station Zvezda, village Obsharovka | № 06-004234Д of 27.09.2006 | Before 04.10.2012 | 343,5/344,0 |
| Village Strochkino – village Nechaikha | № 06-000610Д of 13.03.2006 | Before 12.03.2016 | 307;434 |
| Village Mikhailovo – Ovsyanka, Mosty, Teplovka | № 06-006300Д of 25.12.2006 | Before 24.12.2016 | 307;434 |
| Novokuibyshevsk town, village Gorki, village Sytovka, settlement Chapaevskyi, village Vozdvizhenka, village Bolshaya Glushitsa | № 07-000447Д of 13.02.2007 | Before 12.02.2017 | 307;434 |
| Settlement Yuzhnyi – settlement Tash – Kustiyanovo, settlement Grazhdanskyi, settlement Bogusskyi | № 07-003668Д of 06.06.2007 | Before 05.06.2017 | 307;434 |

| Location | License | Date | Frequency |
|---|---|---|---|
| Samara city – settlement Gavrilova Polyana | № 07-003830Д of 19.06.2007 | Before 18.06.2017 | 307,5/308,0 MHz/343,5-344,0 MHz |
| Village Voskresenka – settlement Zhuravli | № 07-004039Д of 20.06.2007 | Before 19.06.2017 | 307,5/308,0 MHz/343,5-344,0 MHz |
| Settlement Chernovskyi – village Belozerki | № 07-004037Д of 20.06.2007 | Before 19.06.2017 | 307,5/308,0 MHz/343,5-344,0 MHz |
| Samara city, settlement Mekhzavod – settlement Yasnaya Polyana, village Kozelki | № 07-004368Д of 30.05.2007 | Before 29.05.2017 | 307,5/308,0 MHz/343,5-344,0 MHz |
| **Ulyanovsk oblast** | | | |
| Village Kundyukovka – village Alexandrovka | № 06-004107Д of 27.09.2006 | Before 26.09.2016 | 343,8625/307,8625 |
| Village Bolshie Klyuchishchi – village Lomy | № 06-004106Д of 27.09.2006 | Before 26.09.2016 | 343,9625/307,9625 |
| Village Bolshoe Nagatki – village Solntse | № 06-004113Д of 27.09.2006 | Before 26.09.2016 | 343,9875/307,9875 |
| Village Mokraya Bugurna – village M.Tsylna | № 06-004118Д of 27.09.2006 | Before 26.09.2016 | 343,5125/307,5125 |
| Settlement Elkhovoe ozero – village Budenovka | № 06-004117Д of 27.09.2006 | Before 26.09.2016 | 343,7375/307,7375 |
| Settlement Kemlya of Mordovia Republic | № 03-12925 of 25.12.2003 | Before 01.12.2008 | 3335, 5225 KHz |
| Mordovia Republic Village Lyambir, Kovylkino town, Ardatov town, settlement Torbeevo, Ruzaevka town, village Atyashevo, village B.Ignatovo, settlement Chamzinka, village S.Shaigovo, village Kochkurovo, Krasnoslobodsk town, settlement Ichalki, village Elniki, village Dubenki, village Lyambir, settlement Romodanovo, settlement Zubova-Polyana, Temnikov town | № 04-001804 of 21.03.2005 | Before 20.03.2015 | 2520, 4515, 5225 KHz |
| Kirov city | № 06-006505Д of 18.01.2007 | Before 17.01.2007 | 46,1250 MHz |
| Village Kinel-Cherkassy | № 06-006436Д of 22.01.2007 | Before 21.01.2007 | 42,4750 MHz |
| Settlement Sharanga | № 06-006360Д of 22.01.2007 | Before 21.01.2007 | 42,9500 MHz |
| Settlement Tonkino | № 06-006361Д of 22.01.2007 | Before 21.01.2007 | 42,9500 MHz |
| Orsk, Novoorsk, Kvarkeno | № 06-006357Д of 22.01.2007 | Before 21.01.2007 | 37,7250 MHz |

Physical communications networks used by the issuer for communications services provision:

### DLD and intra-region communication

OJSC VolgaTelecom's intra-region primary network is built on cable (copper and fiber-optic) lines and on microwave links.

| The length of cable intra-region transmission lines - | | 21 171,3 km |
|---|---|---|
| of which: | - fiber-optic | 13 402,4 km |
| The length of microwave links - of which: | | 3 321,5 km |
| | - digital | 2 117,1 km |
| The length of overhead transmission lines - | | 361,8 km |
| The length of established channels of intra-region primary network | | 30 177 900 channel-km |
| of which: | - overhead transmission lines | 8 400 channel-km |
| | - cable transmission lines | 29 099 700 channel-km |
| | of which: | |
| | - fiber-optic cable | 27 829 400 channel-km |
| | - microwave radio links | 1 069 800 channel-km |
| | - satellite links | - |
| The length of channels arranged by digital transmission systems | | 29 340 300 channel-km |
| of which: | - SDH | 27 936 800 channel-km |
| | - PDH | 1 403 500 channel-km |

### Automatic long-distance service

*The equipment of automatic long-distance service being in operation at OJSC VolgaTelecom network comprises 12 automatic trunk exchanges (ATX) and the equipment of automatic intra-region telephony of the total installed capacity of 75 290 channels. The installed capacity of electronic ATXs accounts for 70 963 channels, the equipment of automatic intra-region telephony – 4 327 channels.*

*Total equipped capacity of ATXs and of the equipment of automatic intra-region telephony accounts for 57 485 channels, including the capacity of electronic exchanges – 54 331 channels, and the equipment of automatic intra-region telephony – 3 154 channels.*

### Local telephony

*Total installed capacity of local telephony network of OJSC VolgaTelecom amounts to 5 121 000 numbers (including, urban telephony – 4 292 000 numbers, rural telephony – 829 000 numbers). The total number of ATXs is 5737 units, out of them 781 units are at urban telephony network and 4956 units – at rural telephony network.*

*The quantity of basic telephone sets in OJSC VolgaTelecom network is 4 730 400 units (including at urban telephony network – 3 954 600 units, and at rural telephony network – 775 800 units).*

*In accordance with priorities of development the arrangements are carried out to replace step-by-step decimal and crossbar switching systems with digital ones. At present the installed capacity of electronic ATXs accounts for 70,7% of the total installed capacity of the network (including at urban telephony network – 76%, and at rural telephony network – 45%).*

| Regional subsidiary | Fixed line telephony penetration per 100 residents, total (units\100 residents) | Of which: | |
| --- | --- | --- | --- |
| | | Urban telephony network | Rural telephony network |
| Kirov | 28,4 | 34,0 | 14,2 |
| The Republic of Mariy-El | 26,4 | 35,2 | 11,3 |
| Mordovia Republic | 28,3 | 33,6 | 20,5 |
| Nizhny Novgorod | 29,4 | 33,4 | 14,7 |
| Orenburg | 23,0 | 28,9 | 15,0 |
| Penza | 23,3 | 28,4 | 13,4 |
| Samara | 23,9 | 25,8 | 16,2 |
| Saratov | 22,8 | 25,9 | 14,0 |
| Udmurtia Republic | 25,9 | 31,8 | 12,6 |
| Ulyanovsk | 25,7 | 31,0 | 11,5 |
| Chuvashia Republic | 23,5 | 33,8 | 9,7 |

## Telegraphy

*Telegraphy is arranged on the basis of "Alpha-Telex-600" (TK-AT-600)and also on the basis of SKAT-1000 switching system and integrated "STIN-Э" telegraph exchange operating in AT/Telex channel switching system (switched-channel telegraph service network) and in message switching system in public telegraph service network.*

*The number of telegraph channels of all kinds arranged by channeling equipment - 9 900,5*

> *Of which*
> *- backbone channels – 1 129,5*
> *- intra-region –8 745*

*The number of telegraph links, total – 2 122*

> *Of which*
> - *channel switching system (CS) – 778,5*
> - *message switching system (MS) – 1 032,5*
> - *ATOL system – 311*

*Intra-region telegraph networks are built on the systems of voice-frequency telegraphy by applying channeling equipment - TT-144, TT-48, TT-12, TBУ-12M, TBУ-15 and ATK-TT channelizing system, and "Alpha-Link M128" modems.*

*The replacement of analog channeling equipment with digital data transfer systems by applying TK-AT-600 telegraph equipment, ATK-TT channelizing system and installation of AЛ MC 128-2 telegraph gate allows for passing from analog transmission systems to digital ones, for building dedicated telegraph VPN, and also for replacing morally obsolete telegraph sets with PCs.*

*F-2500, F-2000, T-100 telegraph sets and PCs are used as terminal equipment at telegraph network.*

> *Equipped capacity of CS exchanges is 747 numbers.*
> *The number of terminal units – 1 837 units.*
> *Equipped capacity of integrated CS+MS exchanges is 2 218 numbers.*

In case of channels lease, the features of leased channels and the channels' lessors are described:

*In accordance with concluded contracts as of 30.09.2007 OJSC VolgaTelecom leases 4 420 communications channels from outside entities, of which 999 – analog channel, and 3 421 – digital channels.*
*The leased channels are distributed between the regional subsidiaries in the following way:*

| Regional subsidiary's name | Lessor's name | Channels, total | Of which | | Backbone | | Intra-region | | Local | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Digital | VF | Digital | VF | Digital | VF | Digital | VF |
| Kirov | OJSC Rostelecom | 589 | 0 | 367 | | 3 | | 364 | | |
| | Other lessors | | 150 | 72 | | | 150 | 72 | | |
| The Republic of Mariy-El | OJSC Rostelecom | 157 | 150 | 7 | | 7 | 150 | | | |
| | Other lessors | | 0 | 0 | | | | | | |
| Mordovia Republic | OJSC Rostelecom | 76 | 0 | 76 | | 4 | | 72 | | |
| | Other lessors | | 0 | 0 | | | | | | |
| Nizhny Novgorod | OJSC Rostelecom | 1102 | 0 | 202 | | 22 | | 180 | | |
| | Other lessors | | 900 | 0 | | | 360 | | 540 | |
| Orenburg | OJSC Rostelecom | 309 | 90 | 9 | | 9 | 90 | | | |
| | Other lessors | | 210 | 0 | | | 210 | | | |
| Penza | OJSC Rostelecom | 96 | 1 | 5 | 1 | 5 | | | | |
| | Other lessors | | 90 | 0 | | | | | 90 | |
| Samara | OJSC Rostelecom | 1935 | 1080 | 40 | | 32 | 1080 | 8 | | |
| | Other lessors | | 750 | 65 | | | 480 | 60 | 270 | 5 |
| Saratov | OJSC Rostelecom | 130 | 0 | 130 | | 7 | | 123 | | |
| | Other lessors | | 0 | 0 | | | | | | |
| Udmurtia Republic | OJSC Rostelecom | 4 | 0 | 4 | | 4 | | | | |
| | Other lessors | | 0 | 0 | | | | | | |
| Ulyanovsk | OJSC Rostelecom | 19 | 0 | 19 | | 5 | | 14 | | |
| | Other lessors | | 0 | 0 | | | | | | |
| Chuvashia Republic | OJSC Rostelecom | 3 | 0 | 3 | | 3 | | | | |
| | Other lessors | | 0 | 0 | | | | | | |
| TOTAL | OJSC Rostelecom | 4420 | 1321 | 862 | 1 | 101 | 1320 | 761 | 0 | 0 |
| | Other lessors | | 2100 | 137 | 0 | 0 | 1200 | 132 | 900 | 5 |

*The features of analog and digital channels leased from outside entities meet the requirements of voice-frequency channel electrical parameters (... Ministry of Communications Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of Communications Or... № 92 of 10.08.96).*

## 3.3. The issuer's future activities plans

Brief description of the issuer's future activities plans and the sources of deferred revenue:

*The issuer's strategic objective is to win leading positions in emerging market of hi-tech and gainful communications services, subject to keeping the share of influence in traditional telephony services market and enhancing the efficiency of the Company's operations.*

*OJSC VolgaTelecom is a dominating carrier operating on the territory of 11 regions of the Volga region and provides the widest range of services for various categories of clients. The issuer is not planning to change the geography of its business and is not planning to diversify its business into other industries.*

*Based on the analysis of market situation the Company defines the following target markets:*

- *Internet and data transfer market as the most growth segment of communications market;*
- *Traditional telephony market which is the largest source of the Company's revenue;*
- *Mobile communication market.*

*In doing so, the Company assumes to keep leading positions in all key client's segments (residential sector and businesses) diversifying marketing strategy according to segments needs.*

*In accordance with the above stated the Company defines the following strategic priorities:*

- *Maximization of traditional telephony services revenue;*
- *Faster growth of wide-band access;*
- *Increase in revenue performance and consolidation of market positions in the segment of businesses;*
- *Cellular assets consolidation;*
- *Cost reduction initiatives:*
  - *Marketing channels reform;*
  - *Procurement process optimization;*
  - *Reduction of operated own premises;*
  - *Reduction of administrative (overhead) costs;*
  - *Reduction of costs for network maintenance and operation.*

*To provide quality information and technical support to clients, and also to drive up earnest from commercial reference services the Company schedules to put into operation three Call Processing Centers in Kirov, Orenburg and Chuvashia Republic regional subsidiaries, and also further development of clients' information support services in all operating Call Processing Centers.*

*The change of the issuer's activities profile is not planned. The issuer will continue to conduct its activities in accordance with valid licenses for communications services provision and in accordance with the approved Charter.*

## 3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1) Organization: *"Teleinfo" – The Volga region Association of engineers of telecommunications and IT*
Location: *L. Tolstoy street 23, Samara city, Russia*
The issuer's role (place) in this organization: *Promoter of the Association*
The issuer's functions in this organization: *Providing services in training activities area*
Participation period: *since 2000*

2) Full name of the organization: *Nizhny Novgorod Association of enterprises and entrepreneurs*

135

Location: *Nizhne-Volzhskaya naberezhnaya 5/2, Nizhny Novgorod city, Russia*
The issuer's role (place) in this organization: *Association member*
The issuer's functions in this organization: *Development and implementation of socially important projects and programs*
Participation period: *since 1997*


## 3.5. The issuer's subsidiary and associated economic companies

1. Full and abbreviated brand name: *Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz (CJSC NSS)*
Location: *Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *100%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *100%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *GSM cellular communication services provision*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*


Personal structure of the Board of directors (supervisory council):

*Omelchenko Sergey Valerievich – Chairman of the Board of directors*
Year of birth: *1963*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*


*Petrov Mikhail Victorovich -- member of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*


*Chernogorodskyi Sergey Valerievich – member of the Board of directors*
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*


*Ershov Oleg Vladimirovich -- member of the Board of directors*
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*


*Pozdnyakov Denis Vyacheslavovich – member of the Board of directors*
Year of birth: *1976*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*


Personal structure of collegial executive body (Management board, office of the director):

*Petrov Mikhail Victorovich – Chairman of the Management board*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Molkov Alexander Alexandrovich – member of the Management board*
Year of birth: *1959*
Share in the issuer's authorized capital: *0,001771%*
Share of the issuer's ordinary stock belonging to the person: *0,001264%*

*Martynova Larisa Vladimirovna – member of the Management board*
Year of birth: *1971*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Ponomarenko Anatolyi Anatolievich – member of the Management board*
Year of birth: *1971*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Vasiliev Vladislav Albertovich – member of the Management board*
Year of birth: *1971*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Bakunin Mikhail Petrovich -- member of the Management board*
Year of birth: *1980*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Panov Alexey Nikolaevich – member of the Management board*
Year of birth: *1968*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

The person performing the functions of single executive body:

*Petrov Mikhail Victorovich -- General Director*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

2. Full and abbreviated brand name: *Closed Joint Stock Company RTCOM (CJSC RTCOM)*
Location: *Kosarev street 15, Saransk town, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *100%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *100%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

***Ershov Oleg Vladimirovich – Chairman of the Board of directors***
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

***Petrov Mikhail Victorovich – member of the Board of directors***
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

***Kostin Denis Borisovich – member of the Board of directors***
Year of birth: *1969*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

***Shubin Ivan Ivanovich – member of the Board of directors***
Year of birth: *1942*
Share in the issuer's authorized capital: *0,018807%*
Share of the issuer's ordinary stock belonging to the person: *0,023687%*

***Konkova Lyudmila Alexandrovna – member of the Board of directors***
Year of birth: *1953*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
***The Company's charter does not stipulate collegial executive body.***

The person performing the functions of single executive body:

***Morozov Anatolyi Vladimirovich – General Director***
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

3. Full and abbreviated brand name: ***Open Joint Stock Company TATINCOM-T (OJSC TATINCOM-T)***
Location: ***Lomzhinskaya street 20A, Kazan city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *100%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *100%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *GSM and DAMPS cellular communication services provision*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Petrov Mikhail Victorovich – Chairman of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Omelchenko Sergey Valerievich – member of the Board of directors*
Year of birth: *1963*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Ershov Oleg Vladimirovich – member of the Board of directors*
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kostin Denis Borisovich – member of the Board of directors*
Year of birth: *1969*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Vondrachek Olga Vladimirovna – member of the Board of directors*
Year of birth: *1975*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Minnikhanov Kamil Mukhamedovich – General Director*
Year of birth: *1964*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

4. Full and abbreviated brand name: *Limited Liability Company NIZHEGORODSKYI TELESERVICE (LLC NIZHEGORODSKYI TELESERVICE)*
Location: *Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *100%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *data transfer services and telematic services*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):
*The Company's charter does not stipulate the Board of directors.*

Personal structure of collegial executive body (Management board, office of the director):

*Zakharov Sergey Anatolievich – Chairman of the Management board*
Year of birth: *1949*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Konkova Lyudmila Alexandrovna – member of the Management board*
Year of birth: *1953*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Klishin Vitalyi Mikhailovich – member of the Management board*
Year of birth: *1974*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

The person performing the functions of single executive body:

*Zakharov Sergey Anatolievich – General Director*
Year of birth: *1949*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

5. Full and abbreviated brand name: *Closed Joint Stock Company Saratov - Mobile (CJSC Saratov - Mobile)*
Location: *Kiselev street 40, Saratov city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *100%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *100%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *GSM and DAMPS cellular communication services provision*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Kostin Denis Borisovich – Chairman of the Board of directors*
Year of birth: *1969*

Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Petrov Mikhail Victorovich – member of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Artemiev Alexey Vladimirovich – member of the Board of directors*
Year of birth: *1972*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Ershov Oleg Vladimirovich – member of the Board of directors*
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Ketkov Alexander Yulievich -- member of the Board of directors*
Year of birth: *1972*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Nelyubov Dmitry Valentinovich – General Director*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

6. Full and abbreviated brand name: *Closed Joint Stock Company Penza Mobile (CJSC Penza Mobile)*
Location: *Kuprin street 1/3, Penza city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *100%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *100%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *GSM cellular communication services provision*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Petrov Mikhail Victorovich – Chairman of the Board of directors*
Year of birth: *1973*

141

Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Baev Andrey Victorovich – member of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Ershov Oleg Vladimirovich – member of the Board of directors*
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kostin Denis Borisovich – member of the Board of directors*
Year of birth: *1969*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Ketkov Alexander Yulievich -- member of the Board of directors*
Year of birth: *1972*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Metelkin Sergey Nikolaevich – General Director*
Year of birth: *1959*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

7. Full and abbreviated brand name: *Closed Joint Stock Company Chuvashia Mobile (CJSC Chuvashia Mobile)*
Location: *K.Ivanov street 83, Cheboksary town, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *100%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *100%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *GSM cellular communication services provision*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Ketkov Alexander Yulievich – Chairman of the Board of directors*
Year of birth: *1972*

Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Ershov Oleg Vladimirovich – member of the Board of directors*
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kostin Denis Borisovich – member of the Board of directors*
Year of birth: *1969*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Zaraiskyi Victor Yakovlevich – member of the Board of directors*
Year of birth: *1949*
Share in the issuer's authorized capital: *0,009832%*
Share of the issuer's ordinary stock belonging to the person: *0,011382%*

*Petrov Mikhail Victorovich – member of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Dubinin Vladimir Ilyich – General Director*
Year of birth: *1955*
Share in the issuer's authorized capital: *0,000861%*
Share of the issuer's ordinary stock belonging to the person: *0,000065%*

8. Full and abbreviated brand name: *Closed Joint Stock Company Transsvyaz (CJSC Transsvyaz)*
Location: *Chaadaev street 2, Nizhny Novgorod city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *100%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *100%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *Local telephony services*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Popova Elena Nikolaevna – Chairman of the Supervisory council*
Year of birth: *1962*

143

Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Zakharov Andrey Sergeevich – member of the Supervisory council*
Year of birth: *1972*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Konkova Lyudmila Alexandrovna – member of the Supervisory council*
Year of birth: *1953*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Klishin Vitalyi Mikhailovich – member of the Supervisory council*
Year of birth: *1974*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Shashkov Vladimir Evgenievich – member of the Supervisory council*
Year of birth: *1968*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Sumin Yuri Afanasievich – General Director*
Year of birth: *1957*
Share in the issuer's authorized capital: *0,000961%*
Share of the issuer's ordinary stock belonging to the person: *0,00122%*

9. Full and abbreviated brand name: *Limited Liability Company NIZHEGORODTELESERVICE (LLC NIZHEGORODTELESERVICE)*
Location: *Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *80%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *none*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *communications services*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):
*The Company's Charter does not stipulate the Board of directors.*

Personal structure of collegial executive body (Management board, office of the director):

*Zakharov Sergey Anatolievich – Chairman of the Management board*
Year of birth: *1949*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Konkova Lyudmila Alexandrovna – member of the Management board*
Year of birth: *1953*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Proskura Dmitry Victorovich – member of the Management board*
Year of birth: *1970*
Share in the issuer's authorized capital: *0,000683%*
Share of the issuer's ordinary stock belonging to the person: *0,000259%*

The person performing the functions of single executive body:

*Zakharov Sergey Anatolievich – General Director*
Year of birth: *1949*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

10. Full and abbreviated brand name: *Open Joint Stock Company Informational commercial networks "OMRIX" (OJSC ICN "OMRIX")*
Location: *Tereshkova street 10, Orenburg city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *73,6%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *73,6%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *Internet and data transfer network services*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Shiperev Valeryi Yakovlevich – Chairman of the Supervisory council*
Year of birth: *1968*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Ershov Oleg Vladimirovich – member of the Supervisory council*
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Grechushchev Nikolai Fedorovich – member of the Supervisory council*

145

Year of birth: *1948*
Share in the issuer's authorized capital: *0,011928%*
Share of the issuer's ordinary stock belonging to the person: *0,01268%*

*Zakharov Andrey Sergeevich – member of the Supervisory council*
Year of birth: *1972*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Konkova Lyudmila Alexandrovna – member of the Supervisory council*
Year of birth: *1953*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Momotenko Nikolai Petrovich – General Director*
Year of birth: *1966*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

11. Full and abbreviated brand name: *Closed Joint Stock Company Ulyanovsk-GSM (CJSC Ulyanovsk-GSM)*
Location: *Goncharov street 52, Ulyanovsk city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *60%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *60%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *GSM cellular communication services provision*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Kostin Denis Borisovich – Chairman of the Board of directors*
Year of birth: *1969*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Petrov Mikhail Victorovich – member of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kolesnikov Alexander Vyacheslavovich – member of the Board of directors*

Year of birth: *1979*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Girev Andrey Vitalievich – member of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Skvortsov Boris Vladimirovich – member of the Board of directors*
Year of birth: *1941*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Ivanov Dmitry Vladimirovich – General Director*
Year of birth: *1971*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

12. Full and abbreviated brand name: *Closed Joint Stock Company Orenburg-GSM (CJSC Orenburg-GSM)*
Location: *Volodarsky street 11, Orenburg city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *Prevailing shareholding in the authorized capital*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *51%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *51%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *GSM cellular communication services provision*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Omelchenko Sergey Valerievich – Chairman of the Board of directors*
Year of birth: *1963*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Filatova Nataliya Vladimirovna – member of the Board of directors*
Year of birth: *1981*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Petrov Mikhail Victorovich – member of the Board of directors*

Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Girev Andrey Vitalievich – member of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kiryushin Gennady Vasilievich – member of the Board of directors*
Year of birth: *1949*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):

*Pyzhov Alexander Anatolievich – Chairman of the Management board*
Year of birth: *1978*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Pivovarova Marina Gennadievna – member of the Management board*
Year of birth: *1959*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Pogrebnichenko Evgenyi Sergeevich – member of the Management board*
Year of birth: *1978*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Nechaev Andrey Yurievich – member of the Management board*
Year of birth: *1964*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Strukova Marina Iosifovna – member of the Management board*
Year of birth: *1966*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

The person performing the functions of single executive body:

*Pyzhov Alexander Anatolievich – General Director*
Year of birth: *1978*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

13. Full and abbreviated brand name: *Closed Joint Stock Company Narodnyi Telephone Saratov (CJSC NTS)*
Location: *Kiselev street 40, Saratov city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
*the issuer holds more than 20% of the Company's voting shares*

The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *50% + 1 preferred (voting) share*

The size of the issuer's share of ordinary stock of subsidiary or associated company: *50%*

The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*

Core activities type description: *wireless communications services*

The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Rodin Alexander Nikolaevich – Chairman of the Board of directors*
Year of birth: *1970*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Petrov Mikhail Victorovich – member of the Board of directors*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Konkova Lyudmila Alexandrovna – member of the Board of directors*
Year of birth: *1953*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Fedorova Nataliya Gennadievna – member of the Board of directors*
Year of birth: *1979*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Yesikov Alexander Yurievich – member of the Board of directors*
Year of birth: *1963*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Gavrilov Alexey Alexandrovich – member of the Board of directors*
Year of birth: *1978*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Bogatkin Alexander Vladimirovich – General Director*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

14. Full and abbreviated brand name: *Closed Joint Stock Company Nizhegorodskyi radio telephone (CJSC Nizhegorodskyi radio telephone)*

Location: *Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia*

Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: *the issuer holds more than 20% of the Company's voting shares*

The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *50%*

The size of the issuer's share of ordinary stock of subsidiary or associated company: *50%*

The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*

Core activities type description: *wireless communications services*

The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

The new structure of the Board of directors was not elected, as the annual general meeting of shareholders was not held within the time period set forth by item 1 of article 47 of Federal law "On joint-stock companies".

Basing on item 1 of article 66 of Federal law "On joint-stock companies" the authorities of the members of the Board of directors listed below are terminated excluding the authorities of preparation, convocation and holding annual general meeting of shareholders.

*Konkova Lyudmila Alexandrovna – Chairman of the Board of directors*
Year of birth: *1953*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Karashtin Mikhail Pavlovich – member of the Board of directors*
Year of birth: *1949*
Share in the issuer's authorized capital: *0,000276%*
Share of the issuer's ordinary stock belonging to the person: *0,00028%*

*Kukina Elena Alexandrovna – member of the Board of directors*
Year of birth: *1977*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Modin Alexey Nikolaevich – member of the Board of directors*
Year of birth: *1974*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Molozanov Alexander Semenovich – member of the Board of directors*
Year of birth: *1962*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Yesikov Alexander Yurievich – member of the Board of directors*
Year of birth: *1963*
Share in the issuer's authorized capital: *none*

Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:
*The functions of single executive body were transferred to bankruptcy commissioner due to the establishment of bankruptcy proceedings procedure.*

15. Full and abbreviated brand name: *Closed Joint Stock Company Commercial Bank C-Bank (JSCB C-Bank)*
Location: *Lenin street 6, Izhevsk city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
*the issuer holds more than 20% of the Company's voting shares*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *41,73%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *41,73%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *0,001439%*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *0,001919%*
Core activities type description: *banking activity*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Bakaev Alexander Victorovich – Chairman of the Bank Board*
Year of birth: *1964*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kapeluyshnikov Igor Isaakovich – member of the Bank Board*
Year of birth: *1946*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Fariseev Valeryi Mikhailovich – member of the Bank Board*
Year of birth: *1954*
Share in the issuer's authorized capital: *0,000049%*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kalashnikova Galina Nikolaevna – member of the Bank Board*
Year of birth: *1961*
Share in the issuer's authorized capital: *0,016105%*
Share of the issuer's ordinary stock belonging to the person: *0,01836%*

*Yudin Andrey Nikolaevich – member of the Bank Board*
Year of birth: *1973*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):

*Fariseev Valeryi Mikhailovich – Chairman of the Management board*
Year of birth: *1954*
Share in the issuer's authorized capital: *0,000049%*
Share of the issuer's ordinary stock belonging to the person: *none*

*Vyalshin Alexander Pavlovich – member of the Management board*
Year of birth: *1951*
Share in the issuer's authorized capital: *0,000107%*
Share of the issuer's ordinary stock belonging to the person: *none*

*Malykh Irina Vitalievna – member of the Management board*
Year of birth: *1957*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

The person performing the functions of single executive body:

*Fariseev Valeryi Mikhailovich – Chairman of the Bank*
Year of birth: *1954*
Share in the issuer's authorized capital: *0,000049%*
Share of the issuer's ordinary stock belonging to the person: *none*

16. Full and abbreviated brand name: *Closed Joint Stock Company Samara Telecom (CJSC Samara Telecom)*
Location: *Polevaya street 43, Samara city, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
*the issuer holds more than 20% of the Company's voting shares*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *27,8%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *27,8%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *local telephony services*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):

*Patoka Andrey Evgenievich – Chairman of the Board of directors*
Year of birth: *1969*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Mezin Dmitry Alexeevich – member of the Board of directors*
Year of birth: *1970*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kiryushin Gennady Vasilievich – member of the Board of directors*

152

Year of birth: *1949*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kudryavtsev Alexander Georgievich – member of the Board of directors*
Year of birth: *1954*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Fedichev Valeryi Vladimirovich – member of the Board of directors*
Year of birth: *1961*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Lapshov Andrey Alexeevich -- member of the Board of directors*
Year of birth: *no information*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kostin Denis Borisovich – member of the Board of directors*
Year of birth: *1969*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

Personal structure of collegial executive body (Management board, office of the director):

*Mezin Dmitry Alexeevich – Chairman of the Management board*
Year of birth: *1970*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Mostovoi Grigoryi Mikhailovich – member of the Management board*
Year of birth: *1946*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Kartashkin Alexander Nikolaevich – member of the Management board*
Year of birth: *1960*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Cherkasov Andrey Ivanovich -- member of the Management board*
Year of birth: *1961*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*Vinokurova Elena Alexandrovna – member of the Management board*
Year of birth: *1965*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

The person performing the functions of single executive body:

*Mezin Dmitry Alexeevich – General Director*
Year of birth: *1970*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

17. Full and abbreviated brand name: *Limited Liability Company Agrocompany "Reanta" (LLC Agrocompany "Reanta")*
Location: *Chavaina boulevard 11 a, Ioshkar Ola town, Russia*
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
*the issuer holds more than 20% of the Company's voting shares*
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *20,86%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: *none*
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: *none*
Core activities type description: *agricultural activities*
The importance of the company for the issuer's activities: *Obtaining of additional profit and development of new types of activities*

Personal structure of the Board of directors (supervisory council):
*The Company's charter does not stipulate the Board of directors.*

Personal structure of collegial executive body (Management board, office of the director):
*The Company's charter does not stipulate collegial executive body.*

The person performing the functions of single executive body:

*Syskov Victor Sergeevich – General Director*
Year of birth: *1967*
Share in the issuer's authorized capital: *none*
Share of the issuer's ordinary stock belonging to the person: *none*

*At present the Company does not carry on business.*

### 3.6. Composition, structure and the value of the issuer's property, plant and equipment, information on the plans of acquisition, replacement, retirement of property, plant and equipment, and also on all facts of encumbrance of the issuer's property, plant and equipment

### 3.6 1. Property, plant and equipment

Property, plant and equipment for the reporting quarter:

Property, plant and equipment at 30.09.2007:

| № | Description of property, plant and equipment | Initial (replacement) cost, RUR | Accumulated depreciation amount, RUR |
|---|---|---|---|
| 1. | Land plots | 8 316 853 | - |
| 2. | Buildings | 3 874 717 787 | 950 370 628 |
| 3. | Constructions and transfer mechanisms | 15 665 468 054 | 5 860 703 539 |

| | | | |
|---|---|---|---|
| 4. | Machinery and equipment | 22 478 582 185 | 10 658 444 078 |
| 5. | Transportation | 484 931 265 | 369 404 363 |
| 6. | Computers and office appliances | 2 368 685 033 | 1 558 917 007 |
| 7. | Housing stock | 25 926 944 | 449 |
| 8. | Miscellaneous | 556 289 251 | 353 700 971 |
| | **TOTAL:** | **45 462 917 372** | **19 751 541 035** |

Information about the method of calculation of depreciation deductions for groups of property, plant and equipment:

*The method of calculation of depreciation deductions for groups of property, plant and equipment – straight line.*

Results of the latest revaluation of property, plant and equipment and of property, plant and equipment leased for long-term period conducted during the last 5 accomplished fiscal years:

*During the last five accomplished fiscal years property, plant and equipment and property, plant and equipment leased for long-term period were not revaluated.*

Plans of acquisition, replacement, retirement of property, plant and equipment the cost of which is 10 and more percent of the issuer's property, plant and equipment value and of other property, plant and equipment at the issuer's discretion:

*The issuer is not planning to make essential changes in the structure of property, plant and equipment, and in 2007 the issuer does not plan to acquire the objects of property, plant and equipment the cost of which is 10 and more percent of the issuer's property, plant and equipment value.*

Data on all facts of encumbrance of the issuer's property, plant and equipment:

The facts of property, plant and equipment encumbrance as of the end of the last accomplished reporting period (at September 30, 2007):

Nature of encumbrance - *pledge of property as security of credit agreements.*

| Number, date of property, plant and equipment pledge contract | Amount of pledge, RUR | Purpose of pledge | Date of pledge occurrence | Contract validity term |
|---|---|---|---|---|
| №121-07 of 16.03.2007 | 329 287 571 | credit | 16.03.2007 | 31.12.2011 |
| № 060/615 of 17.12.2004 | 805 000 000 | credit | 17.12.2004 | 17.12.2007 |
| № 060/246 of 22.09.2006 | 920 001 167 | credit | 22.09.2006 | 22.09.2008 |
| № 199 of 24.10.2006 | 643 802 538 | credit | 24.10.2006 | 24.10.2008 |
| №198 of 24.10.2006 | 716 626 258 | credit | 24.10.2006 | 24.10.2011 |
| №85 of 05.06.2007 | 815 400 893 | credit | 05.06.2007 | 04.06.2009 |
| **TOTAL, RUR:** | **4 230 118 427** | | | |

# IV. Data on the issuer's financial and economic activities

## 4.1. The performances of the issuer's financial and economic activities

### 4.1.1. Profit and loss

Indicators characterizing revenue position and red ink of the issuer for the reporting period:

**Behavior of indicators characterizing the issuer's revenue position and red ink.**

| Indicator's description | Accounting treatment | 9 months of 2006 | 9 months of 2007 |
|---|---|---|---|
| Proceeds, RUR | Total amount of proceeds from the sale of commodities, products, works and services | *15 758 335 010,0* | *18 503 938 914,0* |
| Gross proceeds, RUR | Proceeds – prime cost of sold commodities, products, works and services (except for business and administrative expenses) | *4 107 557 287,0* | *4 476 676 276,0* |
| Net profit (undistributed profit (uncovered loss), RUR | Net profit (loss) of the reporting period | *2 334 558 985,0* | *2 296 793 526,0* |
| Return on equity, % | (Net profit)/(capital and reserves – target financing and receipts + deferred revenue – treasury stock) x 100 | *16,8%* | *15,0%* |
| Return on assets, % | (Net profit)/(balance-sheet assets) x 100 | *2,5%* | *8,6%* |
| Net profit margin, % | ((Net profit)/(proceeds) x 100 | *14,8%* | *12,4%* |
| Product (sales) profitability, % | (Sales profit)/(proceeds) x 100 | *26,1%* | *24,2%* |
| Capital turnover | ((Proceeds)/(Balance sheet assets – current liabilities) | *0,58* | *0,60* |
| Uncovered loss amount at the reporting date, RUR | Uncovered loss of past years + uncovered loss of the reporting year | *None* | *None* |
| Ratio of uncovered loss at the reporting date to the balance-sheet total | (Amount of uncovered loss at the reporting date)/(Book value of assets) | *0* | *0* |

*For 9 months of 2007 proceeds and operating profit have grown which is mainly caused by the increase in volume of traditional services and the development of new ones.*

*A slight reduction of sales profitability and net profit margin vs. similar period of the past year is caused by the growth of amortization deductions on property, plant and equipment which during the reporting period grew faster than the profit, and also by higher growth rates of proceeds vs. the past year.*

*At the last reporting date OJSC VolgaTelecom revenue position is sufficiently high. The issuer does not have losses.*

## 4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of commodities, products, works and services and profit (loss) of the issuer from core activities

Basic influences on the size of profit and proceeds:

*For quarter 3-2007 the issuer's proceeds amounted to RUR 6 254,6 million, with the gain of RUR 666,6 million or 11,9% vs. Q 3-2006.*

*For Q 3-2007 revenues amounted to RUR 5 947,6 million; the growth rate - 113,3%.*

*Revenues structure: intra-regional communications – 20,3% (20,2% for Q 3-2006); urban and rural telephony – 46,7% (49% for Q 3-2006); connection and traffic transit – 14,9% (16,2 % for Q 3-2006); recording communication – 13,6% (10,2% for Q 3-2006).*

*Household revenues occupy 54,7% in the structure of revenues (55% for Q 3-2006).*

*The dynamics of revenues in major industries are provided in the table below:*

| RUR million | Q 3-2007 | Q 3-2006 | Gain amount | Growth rate, % |
|---|---|---|---|---|
| Telecommunications services revenues | 5 948 | 5 237 | 711 | 113,6% |
| Intra-regional communications | 1 209 | 1 052 | 158 | 115,0% |
| Urban telephony | 2 398 | 2 183 | 215 | 109,8% |
| Including provision of access to local network | 101 | 153 | -52 | 65,9% |
| Rural telephony | 377 | 392 | -15 | 96,2% |
| Including provision of access to local network | 21 | 36 | -16 | 56,7% |
| Recording communication | 809 | 534 | 275 | 151,6% |
| Including leased line Internet access | 480 | 281 | 199 | 170,7% |
| Connection and traffic transit | 889 | 849 | 40 | 104,7% |

*In the proceeds structure the major share falls on local telephony revenues – RUR 2 774 million (growth rate – 107,8%) or 44,4% of proceeds. Major share of local telephony revenues – 86,4% – were generated by urban telephony services.*

*Market factors, in the first place related to the change of consumer demand and consumer's replacement of wire communication with the cellular one, affect generation of local telephony revenues. In 2007 the subscribers' churn has grown, the gain of basic phone sets actually does not compensate for their churn. Amid the saturation of the market of traditional communications services year after year it becomes more difficult to ensure the gain of local telephony revenues. The major source of revenues gain is still the gain of current payments revenues.*

*Intra-regional communications services revenues have grown by 15% or RUR 158 million vs. similar period of the past year, and their share in proceeds structure accounts for 19,3%. The major factor which affected the gain of revenues from this service is the increase in the volume of outgoing intra-regional traffic, including from fixed sets to mobile phones – by 97,9 million minutes or by 30% vs. Q 3-2006.*

*Hi-tech services revenues accounted for RUR 812,4 million (growth rate – 152,3%), including RUR 480 million (growth rate – 170,7%) from leased line Internet access services. The major factor allowing for ensuring dynamic development of leased line Internet access services is the expansion of volumes of provided services – the number of users has grown 3,5 times vs. Q 3-2006 and amounts to 265 000.*

*Connection and traffic transit services revenues amounted to RUR 889 million (growth rate – 104,7%) or 14,2% of proceeds amount.*

*At Q 3-2007 end VolgaTelecom's net profit amounted to RUR 631,5 million.*

Primary influence on the amount of profit and proceeds:

- *changes of legislation effective since January 2006; these changes had material effect on financial result of the issuer's operation. Demonopolization of long-distance communications market, change of settlement procedure with operators and coming into force of CPP system since 01.07.2006 had the effect on the issuer's revenue and profit;*
- *the volume of investments into property, plant and equipment to upgrade and expand the network's infrastructure and to create the basis to render high-tech telecommunications services;*

- *expansion of the range of provided telecommunications services, including intensive development of new communications services and active growth of market share of Internet access services.*

## 4.2. The issuer's liquidity, adequacy of the issuer's capital and working capital

Indicators characterizing the issuer's liquidity:

| Indicator's description | Accounting treatment | Q 3-2006 | Q 3-2007 |
|---|---|---|---|
| Own working capital, RUR thousand | Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) − Target financing and receipts + Deferred revenues − Non-current assets − Long-term accounts receivable | -11 302 064 | -15 261 258 |
| Fixed asset index | (Non-current assets + Long-term accounts receivable) / (Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) − Target financing and receipts + Deferred revenues) | 1,6 | 1,76 |
| Current assets/current liabilities ratio | (Current assets - Long-term accounts receivable) / (Short-term liabilities (exclusive of Deferred revenues)) | 0,9 | 0,59 |
| Quick ratio | (Current assets − Inventories − VAT on acquired values − Long-term accounts receivable) / (Short-term liabilities (exclusive of Deferred revenues)) | 0,7 | 0,44 |
| Ratio of proprietary funds autonomy | (Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) − Target financing and receipts + Deferred revenues) / (Non-current assets + Current assets) | 0,54 | 0,51 |

*\* The accounting treatment recommended by Russia's FFMS was used for calculation of indicators.*

*Scarcity of the issuer's own working capital formed due to the growth of investment expenditures reflects the general situation in telecommunications companies. In addition, the Company's financial policy is to raise the funds with longer term to maturity.*

*For the periods under analysis the result of the issuer's operating activity is always positive and this testifies to the fact that the issuer's current activities are financed from own resources.*

*Negative indicator of own working capital at Q 3-2007 end is due to the financing of capital investments at the expense of borrowed funds.*

*Negative behavior of own working capital indicator is explained by the fact that during this period the basic objective of the issuer's financial policy is the development of communications facilities of the Volga region. Borrowed funds are defined as one of basic sources of the issuer's investment activities.*

*The ratio of proprietary funds autonomy is also within the norm (not lower than 0,5-0,6).*

*Fixed asset index value at Q 3-2007 end was higher than 1, as during these periods the issuer's own resources were insufficient to cover capital investments.*

*The issuer is facing the following tasks within the terms of realizing the arrangements to improve the liquidity:*

*- search of optimal correlation of the structure of assets and liabilities from the point of view of revenue position and risks, limitations on liquidity being taken into account;*

*- model building of the Company's liquidity position for medium-term prospect;*

*- improvement of borrowed capital structure.*

*For 2007 the issuer's management in accordance with the Program of improvement of OJSC VolgaTelecom activities efficiency for 2006-2008 elaborated a list of arrangements to improve the issuer's liquidity:*

- *diversification of short-term liabilities as related to credits and loans into long-term liabilities;*

- *financing of the issuer's investment activities by attracting outside long-term sources of financing;*

- *optimization of the arrears structure to vendors and contractors (establishment of settlements procedure with optimal distribution of debt load);*

- *analysis of expediency and efficiency of financial investments;*

- *optimization of headcount.*

Description of factors which resulted in the change of indicators by 10 and more percent vs. the prior reporting period:

*The growth of scarcity of own working capital is connected with the excess of non-current assets growth over the growth of capital and contingency reserve provisions which is connected with the growth of the issuer's investment plan. The size of own working capital is an absolute index, that is why its increase is also caused by the expansion of the issuer's activity range, and upon the whole matches the behavior of change of the issuer's balance-sheet total.*

*Performance degradation of current assets/current liabilities ratio and quick ratio starting since 2002 is connected with outstripping growth rate of accounts payable resulted from the cover of scarcity of the Company's own working capital for financing of investment activities by payment by installments to counterparties.*

*The opinions of the issuer's management bodies in relation to the mentioned factors and the extent of their influence on the indicators of the issuer's financial and economic activities coincide.*

**4.3. The size and the structure of the issuer's capital and working capital**

**4.3.1. The size and the structure of the issuer's capital and working capital**

The size of the issuer's authorized capital:
**RUR 1 639 764 970, conforms to constituent documents.**

The size and the structure of the issuer's capital as per the data of accounting statement at 30.09.2007:

| Item description | Amount, RUR thousand |
| --- | --- |
| Authorized capital | 1 639 765 |
| Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer) | - |
| The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the placed stock (authorized capital) | - |
| Operating surplus | 81 988 |
| Additional capital | 3 691 721 |
| Undistributed earnings | 14 391 034 |
| Target financing | - |
| **Issuer's capital total:** | **19 804 508** |

The size and the structure of the issuer's working capital as per the data of accounting statement for Q 3-2007:

| Item description | Amount, RUR thousand |
| --- | --- |
| Inventories | 667 282 |
| VAT for acquired valuables | 356 105 |
| Accounts receivable | 2 886 236 |
| Short-term financial investments | 5 781 |
| Cash assets | 251 025 |
| Other current assets | 1 581 |
| **Total working capital:** | **4 168 010** |

*The structure and the size of capital and of working capital of the issuer during the reporting quarter did not undergo material changes.*

The sources of working capital financing: *borrowed loans and bank credits.*

Issuer's policy of working capital financing:
*The issuer conducts the policy of working capital financing based on attracting borrowed funds to cover the scarcity of own working capital. Borrowed funds occupy larger portion in the sources of OJSC VolgaTelecom working capital financing. The scarcity of own working capital*

*is connected with the Company's investment program financing intended to win the market and to improve the quality of provided services.*

*The change of the issuer's investment program affects the change of the policy of working capital financing, this program being elaborated on the basis of the analysis of the market conjuncture. In the near term the changes in the issuer's investment program are unlikely.*

*In the issuer's opinion the referenced indicators of the size and the structure of capital and working capital are acceptable for normal operation of the Company from the point of view of capital and working capital adequacy.*

### 4.3.2. The issuer's financial investments

*At 30.09.2007 the amount of all financial investments of the issuer is RUR 2 995 770 thousand (including long-term investments – RUR 2 989 989 thousand).*

The issuer's financial investments into issuing securities the amount of which accounts for 10 and more percent of all its financial investments at the end date of the last reporting quarter – 30.09.2007:

1) Type of securities: *shares*
The issuer's full and abbreviated brand name: *Open Joint Stock Company TATINCOM-T, OJSC TATINCOM-T*
Location: *Lomzhinskaya street 20A, Kazan city, The Republic of Tatarstan*
State registration numbers of the issuing securities issues and the dates of state registration, registration authorities: *№ 1-01-55125-D registered on 11.06.1998 by regional department of Russia's FFMS in the Republic of Tatarstan; № 1-02-55125-D registered on 11.08.2000 by regional department of Russia's FFMS in the Republic of Tatarstan*
The quantity of securities that OJSC VolgaTelecom owns: *6 837 672 shares*
Total par value of securities that the issuer owns: *RUR 341 883 600*
Total balance-sheet value of the subsidiary company's securities that the issuer owns: *RUR 1 326 500 000*
The size of dividends on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:
*There are no preferred shares in the authorized capital of OJSC TATINCOM-T;*
The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the prior year is to be indicated), the dates of payment:
*The general annual meeting of OJSC TATINCOM-T stockholders held in 2007 passed the resolution not to pay dividends for 2006.*

2) Type of securities: *shares*
The issuer's full and abbreviated brand name: *Closed Joined Stock Company Nizhegorodskaya Sotovaya Svyaz, CJSC NSS*
Location: *Dom Svyazi, M.Gorky square, Nizhny Novgorod city*
State registration numbers of the issuing securities issues and the dates of state registration, registration authorities: *№ 32-1-1535 of 16.06.1997, the Department of Finance of Nizhny Novgorod oblast Administration*
The quantity of securities that OJSC VolgaTelecom owns: *100 000 shares*
Total par value of securities that the issuer owns: *RUR 21 629 400*
Total balance-sheet value of the subsidiary company's securities that the issuer owns: *RUR 651 974 000*

The size of dividend on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:

*There are no preferred shares in the authorized capital of CJSC Nizhegorodskaya Sotovaya Svyaz;*

The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the prior year is to be indicated), the dates of payment:

*The size of declared dividend on ordinary shares approved by the annual general meeting of stockholders on 08.06.07 amounted to RUR 580 per a share. The deadline for dividends payment is before December 31, 2007.*

*The issuer does not have financial investments into non-issuing securities and namely, into notes, certificates or other non-issuing securities and also deposits the amount of which accounts for 10 and more percent of all its financial investments at the end date of the relevant reporting period.*

Information about established provisions for securities. In case of provisions for securities establishment the size of the provision at the beginning and at the end of the last accomplished fiscal year prior to the end date of the last reporting quarter is to be indicated.

*As of 31.12.2006 the provision for securities in the amount of RUR 206 000 was established in the accounting. At 01.01.2006 the size of the provision for securities amounted to RUR 216 000.*

*At 31.12.2006 the provision for securities amounted to RUR 206 000.*

*Financial investments are accounted and presented in the accounting statement in accordance with Accountancy decree "Accounting of financial investments" ПБУ 19/02" and Accountancy decree "Accounting statement of organization" ПБУ 4/99.*

### 4.3.3. The issuer's intangible assets

The issuer's intangible assets at the end date of the reporting quarter:

*At 30.09.2007:*

| № | Description of intangible assets | Initial (replacement) cost, RUR | Accumulated depreciation amount, RUR |
|---|---|---|---|
| 1. | Exclusive rights to utility software, data bases | *106 113* | *106 113* |
| 2. | Exclusive rights to trade marks | *76 464* | *19 563* |
| 3. | Other intangible assets | *229 818* | *51 892* |
| | **TOTAL, RUR:** | 412 395 | 177 568 |

*The information on intangible assets is reflected in bookkeeping in accordance with Accountancy decree "Accounting of intangible assets" ПБУ 14/2000", the instructional guidelines on the intangible assets accounting in the companies of Svyazinvest group.*

**4.4. Data on policy and the issuer's expenses in the area of science-engineering development,**

**and also in relation to licenses and patents, new developments and investigations**

The issuer's policy in science-engineering development area for the reporting period:

*The issuer's policy in science-engineering development area includes the upgrading of outdated and inefficient equipment, development and implementation of acquired innovation technologies, and also the intake of highly-qualified personnel and implementation of modern management system.*

The expenses for science-engineering activities for account of the issuer's own funds for the reporting period (Q 3-2007):

*The issuer did not incur the expenses for science-engineering activities, including for the purchase of the results of science-engineering development and did not order new products development with outside entities (outsourcing) for account of own funds.*

Data on the issuer's provision and obtaining legal protection of major objects of intellectual property:

*OJSC VolgaTelecom does not have registered objects of intellectual property in IT area.*

Data on the issuer's policy and expenses in science-engineering development area, in relation to licenses and patents, new developments and investigations:

*In quarter 3-2007 OJSC VolgaTelecom did not receive patents, licenses and certificates for trade marks utilization.*

## 4.5. Analysis of the development trends in the issuer's core activities area

Basic trends of communications industry development since 2002 and basic factors affecting the industry's climate:

*In 2006 the industry's regulator had material effect on the development of RF telecommunications market. The following changes were introduced into legislation:*
* *New statutory regulations governing telecommunications industry which made changes into the principles of long-distance communication services provision to end-users and also into the principles of interaction of operators when rendering these services came into force since January 1, 2006;*
* *Amendments to clause 54 of Federal law "On communication" abolishing payment for incoming calls to any phone – "CPP – Calling Party Pays" principle – came into force since July 1, 2006;*
* *Limit prices for connection and traffic transit services, including for local call initiation service for operators occupying essential position in PSTN (Rossvyaznadzor order № 51 of 19.06.2006) were established since July 1, 2006;*
* *Three tariff plans for local communication services were established (Regulation № 637 of 24.10.2005 came into force since 09.11.2005).*

*Telecommunications services market in the Volga Federal district is developing at fast pace as the Russia's market.*
*As per RF Goscomstat data, in 2006 the actual volume of telecommunications services in the regions where OJSC VolgaTelecom is operating amounted to about RUR 73,7 billion. The*

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*growth vs. 2005 was 128,8%. The basic market trend is the change of revenue structure towards reduction of voice services revenue and dynamic development of data transfer market.*

*The following trends have effect on the development of the region's telecommunications market:*

- *Local telephony market:*
  - *Drop in demand for the service among new clients (actual market saturation) – market stagnation;*
  - *Tariff rates raising – critical factor of market growth which is directly dependent on the regulator's actions;*
  - *Improvement of competition with alternative operators in the segment of legal persons and in the segment of new buildings (dwelling-houses and office centers) in large cities;*
  - *Mobile substitution of traffic. Improvement of competition with mobile operators resulting in growing churn of existing clients;*
  - *Refusal of PBX owners to do non-core business, to keep and maintain private exchanges or they are taken-over by larger market players.*
- *Long-distance communication market (DLD/ILD, intra-region communication):*
  - *Shaping of competition in the market;*
  - *Increase in mobile substitution;*
  - *Market stagnation resulted form a fall in prices (the prices for DLD/ILD and mobile communication are coming closer to each other; VoIP development).*
- *Mobile communication market:*
  - *Deterioration in demand for the service (actual saturation of market) – market stagnation;*
  - *Tariff rates reduction – the tariff rates for mobile and fixed-line communication, mobile and DLD/ILD communication are coming closer to each other;*
  - *Service growth point – increase in monthly ARPU.*
- *Internet wideband access market:*
  - *Active growth of demand for the service, particularly in "home" market segment;*
  - *Concentration of market in large cities and towns;*
  - *Churn of dial-up access users towards leased channels;*
  - *Reduction in cost of service access and traffic cost;*
  - *Competition tightening (including the emergence of new competitors) in the market between the players and wire technologies of wideband access (ADSL, Ethernet, cable Internet access);*
  - *Emergence and development of wireless technologies of Internet access;*
  - *Development of quality local content generating traffic.*
- *Market of Internet dial-up access:*
  - *Saturation of dial-up access market;*
  - *Stabilization of tariff rates at minimum competitive level;*
  - *Churn of dial-up access users towards leased channels.*
- *Wholesale market (connection and traffic transit services, channel lease, and data transfer services):*
  - *Market growth rates are defined by the change of retail demand, behavior of competitors and the regulator and are growing in physical terms;*
  - *Growth of services revenues, despite the reduction in prices for channel lease and for wholesale data transfer.*

Overall assessment of the issuer's operation in the industry:

*OJSC VolgaTelecom is one of the major players of telecommunications market of the Volga Federal district.*

*OJSC VolgaTelecom regional subsidiaries are located in 11 regions of the district - in Republics of: Mariy-El, Mordovia, Udmurtia, and Chuvashia and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.*

*In quarter 3-2007 new technologies-based services revenues accounted for 13,7 (Q 2-2007 – 13%) of the total amount of communications services revenues of Q 3-2007. The growth rate vs. Q 2-2007 was 105,3%.*

*The major emphasis was put on Internet wideband access development. So, for 9 months of 2007 the Company's customer base of Internet wideband access users has grown more than twofold.*

**OJSC VolgaTelecom revenues from communications services and connection and traffic transit services in Q 3-2007.**



Assessment of matching of the issuer's activities results to the industry's trends:

*Communications industry development matches and even outruns overall positive trends of Russia's economy. During the last five years communications industry has been dynamically developing: the investments into the industry are growing, new technologies and services are appearing, the demand for communications services is growing.*

*The development of the issuer's activities matches the industry's overall trends: the issuer's activities are intended to provide a full range of telecommunications services to a wide circle of customers; communications services revenues and the share of new services revenues in the issuer's total revenues are growing.*

Estimate in regard to the industry's future development:

*In medium-term perspective the region's telecommunications market will continue to grow rapidly. Essential changes are expected to occur in the market structure; these changes being related to rapid growth of demand for Internet wideband access, long-distance communications*

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*market stagnation and substantial reallocation of traffic and revenues in favor of mobile communication.*

The trends of the Company's core activities development for 2002 – 2006 are detailed below.

*2002*

*With the Company's consolidation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – network upgrading and meeting the demand for OJSC VolgaTelecom services.*

*The policy in regard to traditional communications services is oriented for holding the positions in the market with concurrent increase of the degree of meeting solvent demand. For this the Company continues intensive activities in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.*

*At the year end the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 000 numbers.*

*By the end of 2002 time charging system was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in Mordovia Republic.*

*The activities of installation and putting into operation of ANI function at rural telephone networks were continued. The capacity of rural telephone exchanges equipped with ANI function amounted to 643 103 numbers.*

*With the development of new modern kinds of communications, the demand for telegraphy services is gradually going down.*

*Wire broadcasting is a loss-making sector, so OJSC VolgaTelecom carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce general costs of wire broadcasting and increase the revenue position and the quality of operation of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is worked out for each regional subsidiary of the Company. OJSC VolgaTelecom network of on-air broadcasting comprises 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.*

*A number of OJSC VolgaTelecom regional subsidiaries operate TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara subsidiaries, in the subsidiaries of Chuvash Republic and the Republic of Mariy-El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be completed in 2003 and it is designed for connecting 75 000 subscribers.*

*The development of new communications services is of great importance for OJSC VolgaTelecom. One of the main tasks is to strengthen positions in the market of hi-tech types of communications. All regional subsidiaries of OJSC VolgaTelecom provide the services of Internet access both on the basis of dial-up technology and via leased lines.*

*At the end of 2002 in the Volga region the number of Internet dial-up access users was about 204 000, 107 000 of them use the services of OJSC VolgaTelecom. Thus, the Company's share in the market of Internet dial-up access is 52%.*

*The number of customers for access services via leased line is about 1600, which as per OJSC VolgaTelecom estimation amounts to 45-50%.*

*The service of wideband digital access is being actively implemented. At the end of 2002 in OJSC VolgaTelecom the number of connection points by xDSL technology was 583, out of them 48% were in Nizhny Novgorod subsidiary.*

*IP-telephony is a promising service. The development of IP-telephony service is planned to*

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be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "bundled" service; provision of access to PSTN via data transfer network. The "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with Huawei Technologies company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from CS1 set (free phone - FPH, voting over telephone - VOT, call with additional payment - PRM, call by pre-paid card - PCC), and one service (universal access number - UAN) – for testing and further certification.

### 2003

Financial-economic and production performances of OJSC VolgaTelecom for 2003 reflect the efficiency of consolidation of regional communication enterprises into the joint mega-regional company which has been completed by the end of 2002.

At the year end the Company achieved the scheduled level of revenues and profit. The gain of revenues from rendering telecommunications services for the entire Company amounted to RUR 3 653 541 000.

The revenue gain was ensured due to the development of telecommunications industry services, the increase in outgoing paid exchange, increase in tariff rates, and the change of procedure of establishment of tariff rates for local telephone calls for privileged consumer categories (veterans, invalids), generation of revenues from OJSC Rostelecom's incoming traffic of DLD and ILD communication, and namely:

▶ the network development and the increase in long-distance exchange by RUR 1 971 795 000 or by 54%;

▶ increase in telecommunications services tariff rates – RUR 1 396 762 000 or 38% of the gain amount, including due to the increase in tariff rates for telecommunications services regulated by the government by RUR 1 028 965 000 or 28% of the total amount of revenue gain;

▶ the change of accounting treatment for services rendered by OJSC Rostelecom by RUR 284 984 000 or 8% from the total amount of revenue gain.

The Company's potential, shaped after the consolidation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

At January 01, 2004 the total installed capacity of urban and rural telephone exchanges amounted to 4 462 000 numbers.

During the past year automatic telephone exchanges with total capacity of 455 500 lines were commissioned. During 2003 the installed capacity of urban and rural telephone exchanges grew by 224 000 lines, the growth rate vs. the prior year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephony grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and at the year end it amounted to 14,2%.

The total length of long-distance channels at January 01, 2004 amounted to 15 236 800 channel/km, the gain for 2003 – 3 630 700 channel/km, including of digital network 12 983 400 channel/km (85,2 %), the gain – 3 859 900 channel/km.

The length of digital network channels is arranged by SDH (11 537 500 channel/km - 88,9%) and PDH (1 445 900 channel/km - 11,1%) digital transmission systems.

In the reporting year the production activities of OJSC VolgaTelecom cable industry employees was intended at the reconstruction of cable industry facilities for the purpose of

*improving qualitative indexes, increase in revenues and reduction of operational costs. So in 2003 the activities intended at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally obsolete exchanges of OP ETK-KS network and of AT/TX Nicola - Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.*

*In quarter 4-2003 according to the investment plan, in Chuvash Republic subsidiary the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow) was completed.*

*In Orenburg oblast's radio-TV transmission centre OJSC VolgaTelecom completed the upgrading of space communications receiving stations of "DMT-1000" type to pass from analog to digital mode - 268 units.*

*9 radio broadcast transmitters were installed – in Kirov subsidiary, subsidiary in the Republic of Mordovia, in Orenburg and Samara subsidiaries to broadcast "Radio of Russia" program in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.*

*The first stage of cable TV was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; cable TV subscribers got the capability of high-rate access to the Internet.*

*The number of cable TV subscribers has grown in the subsidiaries of Republics of Chuvashia and Mariy-El. MMDS system is functioning in Samara subsidiary (Syzran and Toliyatti towns). The construction of the first stage of cable TV network in Orenburg has been completed.*

*The introduction by the subsidiaries of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow for drawing new subscribers at the competitive market of Internet access services. The new service introduced by Saratov subsidiary "Internet - free access" became popular and effective.*

*In 2003 the number of the Internet users is 190 000, out of them the largest part – 50 000 is in Nizhny Novgorod subsidiary. The construction of access nodes on the basis of digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI assured the growth of the number of users of Internet dial-up access services.*

*The market situation shows the essential interest of enterprises in connection to OJSC VolgaTelecom data transmission networks for the purpose of consolidation of their available segments into unified corporate networks of data transfer at regional and intra-regional level. For example, the contracts with RTComm.RU for connection of objects of Federal Target Program "Electronic Russia", all regional subsidiaries participated in their realization.*

*Another important trend of activities is the promotion of intelligent network services. If in 2002 the revenues from Intelligent network services of the entire Mega-Regional Company amounted to about RUR 12 million, then in 2003 they have grown to RUR 94,8 million (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the subsidiaries in Udmurtia Republic and also in Penza and in Ulyanovsk.*

*In the Republic of Mariy-El the start of operation of service telephone card platform based on AVAYA equipment was successful.*

*In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.*

*In Udmurtia Republic subsidiary the services are successfully developed on the basis of intellectual platform "Protey". At present, directory inquiry service "09" of Izhevsk city and of the Republic and also manual switch shop of trunk line exchange are changed over to the contact-center "Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariff rates and codes was put into operation. Service telephone cards in Udmurtia are the universal instruments of payment both for telephony services and for cellular communication and for Internet access.*

*2004*

Year 2004 showed that consolidated Company OJSC VolgaTelecom continues to grow with good dynamics and also has the potential for further development. The consolidation of regional carriers in 2002 allowed for establishing competitive company, which holds dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of the Russian Federation. In 2004 the Company's proceeds amounted to RUR 18 605 million which is by RUR 3 928 million or by 26,8% more than for the similar period of the prior year.

The Company's major sources of revenues in 2004:

▶ Revenues from local phone calls amounted to RUR 5 665,4 million. At 2004 end the number of local telephone network subscribers was 4 343 000.

▶ RUR 1 504,1 million of revenues were gained by the Company from providing access to telephone network (access to local telephone network was granted to 335 000 basic phone sets) or on average RUR 4 500 per each installation.

▶ Revenues gained due to the increase in DLD & ILD exchange connected with the Company's network development. The revenues of this sector amounted to RUR 6 454,7 million. By the year-end the volume of DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it has grown by 116,1%.

▶ Dynamic development of services provided by means of new technologies. In 2004 the share of new services in the total volume of communications services was 5,2%. The revenues amounted to RUR 938,2 million. During the last three years more than RUR 1 348 million were invested into the development of this sector.

▶ Connection and traffic transit services revenues amounted to RUR 2 019,8 million. The share of revenues from connected operators in the total volume of communications services has grown from 5,5% at 2003 end to 11,1% at 2004 end.

In 2004 Mega-Regional Company (MRC) VolgaTelecom completed the construction and put into operation the equipment at 82 city's phone exchanges of total installed capacity of 491 445 numbers at its urban telephone networks.

Digital phone exchanges made the main input of installed capacity at urban telephone networks. In 2004 the share of digital exchanges in the total capacity of switching equipment at MRC's urban telephone networks has grown from 54,86% to 63,42%.

Occupation efficiency of installed capacity of all ATXs installed at OJSC VolgaTelecom urban telephone networks has grown from 93,2 to 93,6%.

At 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 units with total installed capacity of 3 963 730 lines.

In 2004 the gain of basic phone sets amounted to 215 390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network has grown by 214 760 lines and accounted for 3 604 220 lines.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it amounted to 29,0.

In 2004 rural phone network was further developed. During the year 163 ATXs of total capacity of 64 858 lines were commissioned, at the same time 27 856 lines of obsolete equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 lines.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 lines in its regional subsidiaries.

At 01.01.2005 5002 phone exchanges of total installed capacity of 746 957 lines are in operation in rural settlements. After implementation of development plan the occupation efficiency of installed capacity has grown from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network has grown by 43 753 lines and by 2004 end it amounted to 148 981 lines or 19,99% of total installed capacity of the switching equipment. The growth per the year was 5,74%.

At 01.01.05 the total extension of DLD phone channels was 19 988 200 channel-km, including of digital network – 18 228 200 channel-km (91,2%). The gain of the channels length amounted to 4 751 400 channel-km, including the gain of digital network – 5 244 800 channel-km.

The length of digital network channels is arranged by SDH (16 878 400 channel-km - 92,6%) and PDH (1 349 800 channel-km - 7,4%) digital transmission systems.

Out of the total channels length the extension over cable transmit lines was 94,4% (18 871 400 channel-km), out of these 89,9% (16 957 800 channel-km) fall on fiber-optic cables.

In 2004 OJSC VolgaTelecom regional subsidiaries carried out the following arrangements to upgrade recording communication network.

Phone-telegraph systems were dissolved at trunk line and intra-region hops (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels were arranged at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intra-region hops of regional subsidiaries.

In OJSC VolgaTelecom Samara subsidiary "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links КС-КК were arranged in Nizhny Novgorod city.

In Ioshkar Ola town integrated exchange with 300 connection points was put into operation. In OJSC VolgaTelecom subsidiary in Chuvash Republic telegraph switching server "Vector-2000" was installed, it comprises switching, channeling equipment and the software designed for organizing the process of transmit, acquisition, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communications network by using VF channels and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC VolgaTelecom regional subsidiaries continued the activities to change over from unprofitable rural wire broadcasting to on-air broadcasting. During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction amounted to 538 974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. At 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting was 1 650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2х30', "УПТВ-2х120") – 42 radio centers were renovated in the following regional subsidiaries: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, Udmurtia Republic and Mordovia Republic.

In order to improve the reliability and quality of operation of TV broadcasting facilities in Orenburg Radio Tx Rx Center the following was done:

–       100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nikolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhnepavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" accordingly;

–       "ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara subsidiary (Samara city, Neftegorsk town), in the Republic of Mariy-El (Kozmodemiyansk town), and in Mordovia Republic (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Mariy-El and in Chuvash Republic. In Samara subsidiary MMDS network was expanded and now it also covers

the area of Otradnoe village. The number of TV broadcasting channels has grown: in Syzran town to 23 channels and in Tolyatti town to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and at 2004 end it amounted to 224 000 of potential subscribers. The gain of cable TV subscribers for the year was 18 104 subscribers. And as a result at 01.01.05 the number of cable TV subscribers amounted to 126 124 users.

## New services

In 2004 the number of active Internet dial-up access users was 341 000. More than 8 200 ports were equipped to arrange leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access amounted to about 5 000, the growth rate – 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. At 2004 end in Mega-Regional Company the number of xDSL-based connection points exceeded 4 600, the largest number of xDSL ports (2 500 or 54%) are equipped in Nizhny Novgorod subsidiary.

"Internet-penetration" characterizing the share of OJSC VolgaTelecom phone communication subscribers who are using the Company's Internet dial-up access services has grown to 7,8%. This growth was facilitated by the development of "Internet for all" service which is very popular with household.

One of the largest projects is the construction of OJSC VolgaTelecom Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in OJSC VolgaTelecom Nizhny Novgorod subsidiary.

The objective of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC VolgaTelecom Nizhny Novgorod subsidiary on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in Udmurtia Republic subsidiary VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

## Call Service Centers development (CSC)

Firmware of CSC is installed in 3 regional subsidiaries of the Company:
- In the Republic of Mariy-El (on the basis of Definity equipment, the number of automated work stations - 50),
- In Nizhny Novgorod subsidiary (on the basis of Definity equipment, the number of automated work stations – 65);
- In Udmurtia Republic (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 regional subsidiaries the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. At year 2005 beginning the total number of automated work stations at CSC is 585.

In 2004 the Company spent RUR 6 964,5 million of capital investments, which is by RUR 2 450,5 million more vs. 2003.

539 618 local telephony lines were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 has grown by 24,5%.

GSM cellular communication network was expanded in the subsidiary in the Republic of Mariy-El by 51 000 lines, and in Samara subsidiary by 6 600 lines on the basis of BS NMT-450 equipment.

2 652 km of intra-region transmit lines were constructed.

*22 170 DLD channels at automated trunk line exchanges were commissioned.*

*13 666 m³ of commercial objects were constructed:*

- *In Nizhny Novgorod subsidiary communication center buildings were constructed in village Sechenovo and Parizhskoi kommuny settlement;*
- *In Orenburg subsidiary additional building to communication center structure and to garage was constructed in Sorochinsk town;*
- *In Saratov subsidiary additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.*

*In 2004 the expenses for the development of local telephony amounted to RUR 4 434,9 million or 63,7% of the total volume of investments. The investments to DLD telephony amounted to RUR 754,2 million or 10,8% of the total volume of investments. Investments to mobile communication development amounted to RUR 191,6 million (2,8% of the total volume of investments). RUR 500,6 million or 7,2% were spent for the development of new services and technologies, which is by RUR 84 million more than in 2003.*

*In 2004 the 1-st stage of "Inter-regional multi-service corporate data transfer network of OJSC VolgaTelecom project was realized.*

*The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC VolgaTelecom of the total estimated cost of RUR 261,5 million.*

*2005*

*In 2005 OJSC VolgaTelecom upon the whole demonstrated positive development trends and not only kept but improved its positions in major segments of telecommunications market of the Volga Federal district.*

*In 2005 the Company's proceeds amounted to RUR 21 348,4 million which is by RUR 2 743,6 million or by 14,7% more vs. the prior year.*

*In 2005 the Company's major sources of revenues were:*

*▶ Local telephony services revenues to the amount of RUR 9 538,4 million, the growth rate of 123% vs. 2004.*

*▶ Revenues, gained due to growth of volume of DLD and ILD exchange, despite the reduction of their share in the Company's revenue structure due to reduction of tariff rates and volume of services, amounted to RUR 6 321 million or 29,6% of the Company's revenues.*

*▶ Revenue from new technologies-based services, the highest growth rate at the year-end (160,9%), amounted to RUR 1 507 million or 7,3% of the total revenues. The largest share in these revenues was the revenues from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow. In 2005 RUR 250,8 million were allocated to the development of new services (exclusive of mobile communication).*

*▶ At the year-end connection and traffic transit services revenues amounted to RUR 2 696,7 million with the gain of RUR 474,1 million or 121% vs. 2004. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.*

*In 2005 capital investments amounted to RUR 5 208,721 million which is by RUR 1 755,8 million less vs. 2004.*

*Out of capital investments RUR 5 177,78 million or 99,4% were allocated to communication facilities, and RUR 30,941 million or 0,6% to other lines of business. The reduction of investment program vs. 2004 was caused by saturation of market traditional segments and also by additional requirements to economic component of investments to reduce the time and increase the rate of return of investments.*

For 12 months of 2005 495 288 local telephony lines were commissioned which is 100,4% to the schedule. As compared with 2004 the commissioning of capacities in 2005 has reduced by 8%.

Total investments for IT development in order to improve business-processes in the Company and upgrade engineering architecture amounted to RUR 394,2 million.

GSM cellular network in the subsidiary in the Republic of Mariy-El was expanded by 250 000 lines and in Samara subsidiary by 10 000 lines on the basis of BS NMT-450 equipment.

In 2005 the following was constructed:

* 1 759 km of intra-region transmission links,
* 15 960 DLD channels of automatic trunk exchanges,
* 14052 m³ of commercial objects, of which:
  - In Kirov subsidiary – settlement-service center;
  - In Republic of Mariy-El subsidiary – training- prophylactic center;
  - In Mordovia Republic subsidiary – reconstruction of building of attended repeater office;
  - In Nizhny Novgorod subsidiary – ATX building in rural area;
  - In Ulyanovsk subsidiary – building of communication technical node;
  - In Udmurtia Republic subsidiary – ATX building extension in settlement Alnashi.

As before, the major share of the Company's investment program was the investments into upgrade and expansion of traditional telephony objects. In 2005 the investments into this market segment amounted to RUR 2 803,3 million or 53,5% of the total amount of investments. RUR 992 million or 18,9% of the total investments were allocated to the development of data transfer network and infrastructure (DLD and ILD telephony). IT investments amounted to RUR 394,2 million. RUR 239,2 million were invested into mobile communication development.

In 2005 RUR 250,8 million (4,8% of the total investments) were invested into new services development, which is by RUR 84,4 million more vs. 2004.

In 2005 the second stage of "Inter-regional multi-service corporate data transfer network of OJSC VolgaTelecom construction was completed. Within the 2-nd stage the corporate networks of the Company's regional subsidiaries were additionally equipped to comply with the requirements of functionality, security and performance. RUR 102,1 million were invested to realize the 2-nd stage.

2006

With due account for the changes in telecommunications market in 2006 OJSC VolgaTelecom upon the whole demonstrated positive development trends and not only kept but improved its positions in strategic segments of telecommunications market of the Volga Federal district.

In 2006 the Company's revenues from communication services amounted to RUR 20 366,9 million which is by RUR 420,7 million or 2% less vs. the prior year. This is directly connected only with structural shifts in carriers' revenues caused by the change since 01.01.2006 of regulatory framework governing the activities of Russian carriers; the right to render DLD and ILD services was transferred to DLD and ILD carriers, and also by the change of interrelations of operators of long-distance, intra-region and local networks.

In 2006 the Company's major sources of revenues were:

- Local telephony services revenues amounted to RUR 10355,9 million, the growth rate of 108,1% vs. 2005.
- Intra-region services revenues amounted to RUR 3 564,2 million or 17,5% of the Company's revenues.
- Revenues from new technologies-based services, the highest growth rate at the year-end (143,8%), amounted to RUR 2164,2 million or 10,6% of the total revenues. The largest share in these revenues was the revenues from the services of providing access to

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*information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow.*

- *At the year-end connection and traffic transit services revenues amounted to RUR 3 362,6 million with the gain of RUR 676,1 million or 125,2% vs. 2005. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.*

### 4.5.1. Analysis of factors and conditions affecting the issuer's operation

Basic factors and conditions affecting the issuer's operation and the results of such operation:

*Basic trends of communications services market development in the region, analysis of basic changes of the market in 2006:*

- *In cities and towns – regional centers the level of telephone penetration reached the level allowing for speaking about the market saturation.*
- *Income level of rural area residents remained low which negatively affected the volume of demand for communication services.*
- *Subscribers' base of cellular and alternative operators continued to grow.*
- *Internet wideband access services market was rapidly growing.*

*In Q 3-2007 the basic factors affecting the issuer's activities are:*

- *Saturation of traditional telephony services market in a number of regions where OJSC VolgaTelecom provides communications services.*
- *Improvement of competition on the part of alternative communication operators.*

*The competitors in local telephony market are mobile cellular operators: OJSC "Mobile TeleSystems", OJSC "Vympelcom" and OJSC "Megaphone".*

*At present wire phone sets are supplemented with mobile communication services and the there is a tendency to substitute fixed line communication for cellular communication. Implementation of time charging system with the capability of choosing the tariff plan realized in 2007 beginning has sharpened the competition and made the subscribers think about the need to have a fixed phone. This may result in the increase in phone sets removal and as consequence the reduction of subscribers' base.*

*There is also substantial competition on the part of alternative operators as regards installation of phone sets in new buildings. Alternative operators are attracting the subscribers by prompt solution of the problem and the capability of bundled offering straightway.*

*OJSC VolgaTelecom's advantages - well-developed proprietary infrastructure allowing for installing a phone set in a premise in any point of the city with subsequent provision of full range of modern telecommunications services.*

*At present alternative operators and "home" networks are actively developing in wideband access market. OJSC VolgaTelecom competes against alternative operators both for new users of Internet wideband access and for the change-over of dial-up users to wideband access.*

*The advantages of alternative operators are prompt response to market changes and flexibility of pricing policy.*

*OJSC VolgaTelecom's advantage – availability of proprietary networks where ADSL equipment can be installed and so it ensures actually 100% cover of subscribers with technical capability to provide the service. The capability of offering unlimited tariff plans in most of the Company's regional subsidiaries under low prime cost of traffic is also VolgaTelecom's advantage allowing for attracting most of the subscribers.*

*The major trends of the issuer's activities to develop competitive advantages are:*

- *Arrangement of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;*
- *Efficient utilization and development of network and infrastructure resources;*
- *Improvement of organizational effectiveness;*
- *Radical enhancement of the role of marketing and sales in decision making;*
- *Creation and provision of bundled offerings of integrated services while saving the clients' money;*
- *Drastic change of operation in business sector segment on the basis of long-term partnership relations and organization of active model of "direct" sales as one of the most important instruments in competitive struggle.*

### 4.5.2. The issuer's competitors

The issuer's principal competitors in core activities and the factors of the issuer's competitive capacity:

*With the course of time the competitors' market positions become stronger and it is particularly obvious in new services market. Along with a large number of regional alternative operators there are large federal players in the markets.*

*The issuer's principal competitors:*

- *Cellular mobile communication operators - Megaphone, MTS, Vympelcom;*
- *Alternative federal and regional communication operators - Golden Telecom, OJSC Comstar and Air Telecom;*
- *"Home" networks operators and cable TV operators.*

*The issuer's operation may be affected by:*

- *Emergence of new large players in promising market of new services;*
- *Attack of regional markets by metropolitan carriers having high investment capital;*
- *Takeover of small players of telecommunications market by way of their purchase;*
- *Active promotion of services in high-yielding clients' segments;*
- *Active build up of alternative modern infrastructure of telecommunications market;*
- *Improvement of price competition of telecommunications market players;*
- *Active development by competitors of fiber-optic and wireless technologies of Internet access;*
- *Expansion of mobile communication network cover area and mobile substitution of traffic and links.*

*Taking into account the RF Government strategic objectives intended to demonopolize communications market, the probability of occurrence of the above risks is high. So, according to law "On communication" OJSC VolgaTelecom should ensure equal access to its infrastructure for all communication market operators, which allows small operators, without investing considerable funds, for successful competition with VolgaTelecom owing to their mobility and flexibility. Large federal level players prefer to develop their own digital infrastructure (excelling in technical features "copper" infrastructure of OJSC VolgaTelecom), and on its basis they make bundled offerings of communication services taking into consideration the clients' requirements.*

*Despite high level of competition OJSC VolgaTelecom maintains high share of market of traditional communication services.*

*OJSC VolgaTelecom's share, with due account for cellular communication (in two regional subsidiaries), amounts to 27,6% of all the revenues of telecom sector.*

The values of the issuer's shares and its competitors for five accomplished fiscal years:

| Name | Country of incorporation | Market share, % | | | | |
|---|---|---|---|---|---|---|
| | | 2002 | 2003 | 2004 | 2005* | 2006* |
| Company-issuer | Russia | 54,5% | 45,6% | 42,0% | 36,3% | 27,6% |
| Competitors | Russia | 45,5% | 54,4% | 58,0% | 63,7% | 72,4% |

* Market share was calculated on the basis of RF Goscomstat data with due account for cellular communication.

The list of factors of the issuer's competitive capacity:
**OJSC VolgaTelecom's competitive advantages are:**
- *Availability of well-developed infrastructure;*
- *Financial security allowing, with the availability of well-developed infrastructure, for investing into most profitable market segments and most promising business trends;*
- *Quality of services provision (construction of NGN-based communication networks allowing for considerable expansion of the range of services provided by the issuer and for improving the services quality);*
- *Application properties of services (wide range of provided services, additional services, provision of services specific for a region, etc.);*
- *Capability to generate bundled offerings of integrated services.*

Essential factors that may improve the issuer's operation results:
**Basic trends of the issuer's operation for the development of competitive advantages are:**
- *Improvement of organizational effectiveness and the role of marketing in decision making;*
- *Arrangement of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;*
- *Efficient utilization and development of network and infrastructure resources.*

## V. Detailed data on persons - members of the issuer's management bodies, the issuer's bodies controlling its financial-economic activities, and brief data on the issuer's employees (workers)

## 5.1. Data on the structure and competencies of the issuer's management bodies

Full description of the issuer's management bodies structure and their competencies in accordance with the issuer's charter (constitutive documents):
*In accordance with articles 12, 13, 14, 15 of the issuer's Charter the issuer's management bodies are:*
> *General meeting of shareholders;*
> *The Board of directors;*
> *Management board;*
> *General Director.*

The issuer's shareholders (participants) general meeting competencies as per its Charter (constitutive documents):
General meeting of shareholders is the Company's supreme management body.

*In accordance with article 12.2 of the issuer's Charter the competencies of General meeting of shareholders cover the following issues that may not be transferred for the solution to the Board of directors, the General Director or to the Management board of the issuer:*
> *"1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint*

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stock companies"), the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

6) determination of the quantity, par value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

7) increase in the Company's authorized capital by the increase in the shares par value, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

8) increase in the Company's authorized capital by placement of additional shares by public offering in case, if the quantity of additionally placed shares is more than 25% of ordinary shares placed earlier by the Company, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

9) increase in the Company's authorized capital by placement of additional shares by private offering, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

10) decrease in the Company's authorized capital by the reduction of the shares par value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's statements on profit and loss (profit and loss accounts), and also distribution of profit, including payment (declaration) of dividends, exclusive of profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and loss of the Company at the fiscal year-end; the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13.1) payment (declaration) of dividends based on the results of the first quarter, six months, nine months of the fiscal year, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

16) passing the resolution on approval of related party transactions, the resolution on which is passed in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) passing the resolution on approval of large transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is more than 50% of the Company's balance sheet assets defined by the data of its accounting statement at the last reporting date, except for the transactions made in the course of routine economic activities of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities convertible into the Company's ordinary shares, the resolution on which is passed by the majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

18) passing the resolution on participating in financial-industrial groups, associations and other unions of business entities, the resolution is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activities, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

20) the Company's placement of bonds convertible into shares and of other issuing securities convertible into shares, if the specified bonds (other issuing securities) are placed by private offering or by public offering, if in case of public offering convertible bonds (other issuing securities) may be converted into the Company's ordinary shares amounting to more than 25% of earlier placed shares, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

21) passing the resolution on reimbursement for the Company's account of the expenses for preparation and holding of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of the Russian Federation the Board of directors has not made the decision on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

22) passing the resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

23) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter."

Competencies of the issuer's Board of directors in accordance with its charter (constitutive documents):

In accordance with article 13 of the issuer's Charter the following issues are related to the competencies of the Board of directors:

"13.4. The following issues are related to the competencies of the Company's Board of directors:

1) definition of priority trends of the Company's activities, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) setting the date of drawing up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competencies of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase in the Company's authorized capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public offering and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, amounting to 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, offering price and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of decisions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them, reports on the results of shares retirement, reports on the results of shareholders' demands of repurchase of shares they hold;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on profit distribution, including on the size of dividend on the Company's shares and the procedure of its payment and the Company's loss based on the results of the fiscal year;

15) the use of required reserve and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activities of the Company;

17) recommendations on the size of remuneration and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including determination of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision carrying out the functions of internal control, preliminary approval of candidates for the position of its head and release from office of the specified person by the Company's initiative, and also consideration of other issues the decisions on which should be made by the Board of directors in accordance with the Provision on the specified subdivision;

19) prior approval of a transaction or several interrelated transactions connected to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 1 to 25% of the book value of the Company's assets defined by the data of its accounting statement at the last reporting date;

20) approval of transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the book value of the Company's assets defined by the data of its accounting statement at the last reporting date, excluding the transactions made in the course of routine economic activities of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

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22) definition (change) of functional blocs of corporate structure and of basic functions of subdivisions comprising functional blocs of the Company's corporate structure (excluding the structure of regional subsidiaries and representation offices of the Company);

23) establishment of regional subsidiaries, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary approval of candidates for the position of heads of regional subsidiaries and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts by the Company's initiative;

25) excluded;

26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office and conclusion of labor contract with him/her;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, appointment of Management board members, early termination of the authority of the Management board members;

29) approval of occupation by the person carrying out the functions of singe executive body of the Company, by members of the Company's Management board of the posts in management bodies of other entities;

30) permission to the person carrying out the functions of single executive body to combine these functions with work in paid jobs in other entities;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval of the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (supplementary agreements) concluded with the General Director, members of the Management board, the heads of regional subsidiaries and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be made by the Board of directors in accordance with the specified contracts;

34) taking the decisions on the Company's participation in other business entities (joining as a participant, termination of participation, change of size or par value of equity share, change of shares quantity or par value of shares belonging to the Company);

35) taking the decisions on the Company's participation in non-profit organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-profit organizations;

36) taking the decisions on the issues referred to the competencies of general meetings of participants of business entities, in which the Company is a sole participant having the right of vote at general meetings of participants;

37) excluded;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activities, about the Company's securities and transactions with them, the information not being publicly accessible;

40) approval of the procedure of risks management in the Company;

41) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competencies of the Company's

*Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competencies of the shareholders' general meeting and the Company's executive bodies;*

*42) preliminary approval of involving outside experts for value received to the audit of the Company's activities conducted by the Auditing committee;*

*determination of the procedure of payment and other material terms and conditions of participation of outside experts involved for value received to the audit conducted by the Auditing committee;*

*43) other issues stipulated by Federal law "On joint stock companies" and the Charter."*

*The issues referred to the competencies of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.*

Competencies of single and collegial executive bodies of the issuer in accordance with its charter (constitutive documents):

*In accordance with article 14 of the issuer's Charter the following issues of the issuer's current activities management are related to the competencies of the Management board:*

*"14.1. Management board is a collegial executive body organizing the performance of resolutions of shareholders' general meeting and the decisions of the Company's Board of directors.*

*14.4. The following issues of the management of the Company's current activities are referred to the competencies of the Company's Management board:*

*1) Elaboration of proposals on basic trends of the Company's activities, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals on introducing modifications to the specified documents;*

*2) Deciding the issues related to the competencies of supreme management bodies of non-profit organizations in which the Company is a single promoter (participant), excluding non-profit organizations in which the supreme management body is formed without the promoter's (participant's) involvement;*

*3) Defining staff and social policy of the Company;*

*4) Approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective bargaining contracts and agreements;*

*5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, excluding the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4 of article 13 of the Charter and also the issues initiated in accordance with the Russian Federation legislation and the Company's Charter with indication of specific dates of their consideration by the Board of directors making it impossible to consider preliminary these issues by the Company's Management board;*

*Preparation of materials subject to consideration by the committees of the Board of directors;*

*6) Organizational-technical support of the Company's bodies activities;*

*7) Defining technical, finance-economic and tariff policy of the Company and regional subsidiaries;*

*8) Defining accounting policy, control over perfection of the methods of bookkeeping and management accounting, and also over the implementation of accounting of the Company and regional subsidiaries as per international accounting standards;*

*9) Defining the methods of planning, budgeting and controlling of the Company and regional subsidiaries;*

*10) Defining the policy of ensuring the security of the Company and regional subsidiaries;*

*11) Defining the procedure of vesting the property to regional subsidiaries and taking of property settled on regional subsidiaries;*

*12) Defining quantitative structure and appointment of members of collegial executive bodies of regional subsidiaries, and also early termination of their authority, approval of Provision on a collegial executive body of a regional subsidiary;;*

*13) Preliminary approval of candidates for the posts of deputy heads, chief accountants of regional subsidiaries and representation offices and dismissal of the specified persons from their posts on the Company's initiative;*

*14) Approval of terms and conditions of contracts (supplementary agreements) concluded with the members of collegial executive bodies of regional subsidiaries, with the deputy heads, chief accountants of regional subsidiaries and representation offices, and also consideration of issues the decisions on which should be made by the Management board in accordance with the specified contracts;*

*15) excluded;*

*16) Analysis of the results of operation of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their operation improvement;*

*17) Approval of internal documents regulating the issues within the competencies of the Company's Management board, excluding the documents approved by shareholders' general meeting and the Company's Board of directors;*

*18) Approval (change) of the Company's corporate structure, including the approval of functions of structural subdivisions (excluding the structure and functions of representation offices and structural subdivisions of regional subsidiaries located outside the addresses of regional subsidiaries locations).*

*14.5. The Company's Management board also has the right to take decisions on other issues of the Company's current activities management on the instructions of the Company's Board of directors, at the proposals of the committees of the Company's Board of directors and the Company's General Director."*

*In accordance with article 15 of the Issuer's Charter the competencies of the General Director cover the issues of management of the Issuer's current activities, excluding the issues related to the competencies of the Issuer's General meeting of shareholders, the Board of directors and the Management board:*

*"15.1. General Director – single executive body carrying out the management of the Company's current activities. General Director is appointed by the Company's Board of directors.*

*15.2. General Director takes decisions on the issues not referred by the Charter to the competencies of the shareholders' general meeting, of the Board of directors and the Company's Management board.*

*15.3. General Director carries out the functions of the Chairman of the Company's Management board.*

*15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.*

*The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.*

182

*15.5. The Company's Board of directors has the right at any time to take the decision on early termination of the authority of the Company's General Director and on cancellation of the contract with him/her."*

Data on availability of the issuer's internal document establishing the rules of the issuer's corporate governance:

*On March 11, 2004 (minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC VolgaTelecom" – the internal document establishing the rules of the issuer's corporate governance and regulating the Company's relations with shareholders and investors. On September 24, 2004 (minutes № 8), on May 20, 2005 (minutes № 30) and on September 20, 2006 (minutes № 7) the Board of directors introduced modifications into the Code of corporate governance of OJSC VolgaTelecom.*

The full text of the issuer's Code is posted in the Internet at:
*http://www.vt.ru/?id=3547*

Data on modifications introduced into the issuer's charter during the reporting period:
*During the reporting period there were no modifications in the issuer's Charter.*

Data on availability of internal documents regulating the issuer's bodies activities:

*The issuer's internal documents regulating the activities of its bodies:*

*Provision on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 26, 2003 (Minutes №3) and modifications into the Provision on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom approved by annual general meeting of shareholders on June 28, 2005 (Minutes № 5), modifications and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6), modifications approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7) .*

*Provision on the Board of directors of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications and amendments to the Provision on the Board of directors of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4), on June 28, 2005 (Minutes №5), on June 26, 2006 (Minutes № 6), modifications approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7).*

*Provision on the Management board of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications to the Provision on the Management board approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4).*

*Provision on Auditing committee of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications to the Provision on Auditing committee of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4), modifications and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6).*

Data on modifications introduced during the reporting period into internal documents regulating the activities of the issuer's bodies:
*During the reporting period there were no modifications into internal documents regulating the activities of the issuer's bodies.*

*Full text of the issuer's current Charter and the internal documents of OJSC VolgaTelecom regulating the activities of the issuer's bodies, and also approved modifications and amendments to them are posted in the Internet at the Company's site at:*
*http://www.vt.ru/?id=261*
*http://www.vt.ru/?id=3547*


## 5.2. Information about the persons – members of the issuer's management bodies

Composition of every management body of the issuer specified in item 5.1 of quarterly report (excluding general meeting of shareholders).
*The issuer's Board of directors elected by annual general meeting of shareholders on June 22, 2007:*


**Composition of the issuer's Board of directors:**

The Chairman of the Board of directors:
*Kuznetsov Sergey Ivanovich*
Year of birth: *1953*
Education: *higher education*
*Graduated from North-West corresponding polytechnical institute in 1981;*
*Business school of Columbia University (New-York city);*
*Business school of Fuke University (business management)*


Posts held during the last 5 years:
Period: *2002 - 2003*
Entity: *OJSC "Rostelecom"*
Post: *General Director*


Period: *2002 - 2003*
Entity: *OJSC "Rostelecom"*
Post: *chairman of the Management board*


Period: *2002 - 2003*
Entity: *non-government pension fund "Rostelecom – Garantiya"*
Post: *member of the fund's council*


Period: *2002 - 2003*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*


Period: *2002 - 2003*
Entity: *OJSC "RTK-Leasing"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *CJSC "Globaster – Space telecommunications"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "RTComm.RU"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Telmos"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Entity: *CJSC "Interfax –Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Entity: *OJSC "RTK-Leasing"*
Post: *chairman of the Board of directors*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *General Director*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *chairman of the Management board*

Period: *2004 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *Non-commercial partnership "The center of investigation of telecommunications development problems"*
Post: *member of the council of the partnership*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

185

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2006 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *adviser to the General Director*

Period: *2004 – 2006*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Entity: *Interregional commercial bank of development of communications and IT (Open Joint Stock Company)*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Southern Telecommunication Company"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Uralsvyazinform"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Sibirtelecom"*
Post: *chairman of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2005 – 2006*

Entity: *OJSC "Dalsvyaz"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Central telegraph"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *chairman of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC "BaltAvtoPoisk"*
Post: *chairman of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

Members of the Board of directors:

*Andreev Vladimir Alexandrovich*
Year of birth: *1951*
Education: *higher education*
*Graduated from Kuibyshevskyi electro-technical institute of communications in 1974, specialty - telecommunications engineer;*
*Moscow technical university of communications, postgraduate student – 1978, doctoral candidate – 1992;*
*Doctor of Engineering Science, professor*

Posts held during the last 5 years:
Period: *2002 – present time*
Entity: *State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city*
Post: *head of a chair*

Period: *2002 – present time*
Entity: *State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city*
Post: *rector*

Period: *2002 – 2006*
Entity: *Regional public association "Academy of telecommunications and IT"*
Post: *president (without pay)*

Period: *2002 – present time*
Entity: *the Volga association of engineers "TELEINFO"*
Post: *Vice-president (without pay)*

Period: *2004 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
*(Since 01.08.2007 and to present time – chairman of Strategic Development Committee with the issuer's Board of directors)*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Bilibin Yuri Alexandrovich*
Year of birth: *1971*
Education: *higher education*
*Graduated from St.Petersburg State technical university in 1994, specialty – engineer-thermophysist;*

*St.Petersburg State technical university, specialty – international economic relations
department, economist of international relations*

Posts held during the last 5 years:
Period: *2002 - 2004*
Entity: *OJSC "Svyazinvest"*
Post: *assistant to the General Director*

Period: *2002 - 2004*
Entity: *OJSC "NWT"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *CJSC "Medexpress"*
Post: *member of Supervisory council*

Period: *2004 - 2006*
Entity: *OJSC "RTK-Leasing"*
Post: *advisor to the General Director*

Period: *2002 - 2005*
Entity: *CJSC "North-West Telecombank"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "National payphone network"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "RTComm.RU"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Svyazinform" of Samara oblast*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Uralsvyazinform"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Magadansvyazinform"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Murmanskelectrosvyaz"*

Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Electric communication" of Orel oblast*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Inter-regional commercial Bank of communications and IT development"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Entity: *Non-government Pension Fund "Rostelecom-Garantiya"*
Post: *member of the fund's council*

Period: *2002 - 2006*
Entity: *OJSC "RTK-Leasing"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Entity: *CJSC "RTK-Invest"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Svyazinvest-Media"*
Post: *chairman of the Board of directors*

Period: *2004 - 2005*
Entity: *OJSC "Svyazinvest-Media"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *CJSC "MobiTel"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Entity: *OJSC "Lensvyaz"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Electric communication" of Kaliningrad oblast*
Post: *member of the Board of directors*

Period: *2004 - 2005*
Entity: *CJSC "Registrator-Svyaz"*
Post: *member of the Board of directors*

Period: *2004 - 2005*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2004 - 2005*
Entity: *CJSC "Sky Link"*
Post: *member of the Board of directors*

Period: *2005 – 2007*
Entity: *OJSC "RTComm.RU"*
Post: *member of the Board of directors*

Period: *2005 - 2006*
Entity: *CJSC "Globus-Telecom"*
Post: *member of the Board of directors*

Period: *2005 - 2006*
Entity: *OJSC "Inter-regional commercial Bank of communications and IT development"*
Post: *member of the Board of directors*

Period: *2005 - 2006*
Entity: *OJSC "Inter-regional transit Telecom"*
Post: *member of the Board of directors*

Period: *2005 - 2006*
Entity: *CJSC "Startcom"*
Post: *member of the Board of directors*

Period: *2005 - 2006*
Entity: *CJSC "Russkyi Industrialnyi Bank"*
Post: *member of the Board of directors*

Period: *2005 - 2006*
Entity: *CJSC "TelecomCenter"*
Post: *member of the Board of directors*

Period: *2006 – 2007*
Entity: *OJSC "Rostelecom"*
Post: *management board member*

Period: *2006 – 2007*
Entity: *OJSC "CenterTelecom"*
Post: *management board member*

Period: *2006 – present time*
Entity: *OJSC "Giprosvyaz"*

Post: *chairman of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC "Uralsvyazinform"*
Post: *member of the Board of directors*

Period: *2006 – 2007*
Entity: *OJSC "Dalsvyaz"*
Post: *member of the Board of directors*

Period: *2006 – 2007*
Entity: *CJSC "Tsentel"*
Post: *member of the Board of directors*

Period: *2006 – 2007*
Entity: *CJSC "Startcom"*
Post: *chairman of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC "Information technologies of communications"*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Entity: *CJSC "RTK-Invest"*
Post: *member of the Board of directors*

Period: *2006 – 2007*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "ORK"*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC "Svyazinvest"*
Post: *advisor to the General Director*

Period: *2005 – 2007*
Entity: *CJSC "PeterStar"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Southern Telecommunications Company"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *Non-commercial partnership "Center of investigations of telecommunications development problems"*
Post: *chairman of the partnership's council*

Period: *2007 – present time*
Entity: *CJSC "Baikalvestcom"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Gavrilenko Anatolyi Anatolievich*
Year of birth: *1972*
Education: *higher education*
*Graduated from Moscow State University after M.Lomonosov in 1995, specialty - economic cybernetics;*
*Graduated from Moscow State University after M.Lomonosov in 2001, specialty – jurisprudence.*

Posts held during the last 5 years:
Period: *2002 – 2004*
Entity: *CJSC "Alor Invest"*
Post: *director of strategic financial budgeting*

Period: *2004 – present time*
Entity: *CJSC "Leader"*
Post: *General Director*

Period: *2004 – present time*
Entity: *CJSC "Leader"*
Post: *member of the Board of directors*

Period: *2004 – 2006*
Entity: *OJSC "Ulyanovsk automobile factory"*
Post: *member of the Board of directors*

Period: *2004 – 2006*
Entity: *OJSC OMZ (Uralmash-Izhora group)*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Belvnesheconombank"*
Post: *member of supervisory council*

Period: *2005 – present time*
Entity: *OJSC "Moscow heatnetwork company"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Moscow city's electric power supply network company"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Moscow joint electric power supply network company"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Management electric power supply company"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Southern Telecommunications Company"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Mosenergo"*
Post: *member of the Board of directors*

Period: *2006 – 2007*
Entity: *OJSC "Mosenergosbyt"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC JSB "Gazprombank"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Grigorieva Alla Borisovna*
Year of birth: *1967*
Education: *higher education*
*Graduated from Alma-Ata institute of national economy in 1990, specialty – industry planning*

Posts held during the last 5 years:
Period: *2002 - 2002*
Entity: *OJSC "Sakhalinsvyaz"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Electrosvyaz" of Kaluga oblast*
Post: *chairman of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "UdmurtTelecom"*
Post: *chairman of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Electrosvyaz" of Rostov oblast*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Svyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Electrosvyaz" of the Republic of Adygei*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Electrosvyaz" of Ulyanovsk oblast*
Post: *member of the Board of directors*

Period: *2002 - 2006*
Entity: *OJSC "Svyazinvest"*
Post: *deputy to the director – chief of the sector of Corporate Governance Department*

Period: *2006 - present time*
Entity: *OJSC "Svyazinvest"*
Post: *deputy to the director of corporate governance and legal support Department*

Period: *2002 - present time*
Entity: *OJSC "Uralsvyazinform"*
Post: *member of the Board of directors*

Period: *2002 - present time*
Entity: *Non-commercial Partnership "Russian institute of directors"*
Post: *member of the partnership*

Period: *2002 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
*(since 01.08.2007 to present time – chairman of the Board of directors' Corporate Governance Committee*
*Since 01.08.2007 to present time – member of the Board of director's Staff and Rewards Committee)*

Equity stake in the authorized capital of the issuer: *0,00122%*
Equity stake of the issuer's ordinary shares: *0,00082%*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Degtyarev Valeryi Victorovich*
Year of birth: *1957*
Education: *higher education*
*Graduated from Omsk institute of engineers of railroad transportation in 1979, specialty - electric engineer of communication routes;*
*Postgraduate course of Leningrad institute of engineers of railroad transportation in 1986, PhD (engineering), PhD (economics)*

Posts held during the last 5 years:
Period: *2002 – present time*
Entity: *CJSC "Professional Telecommunications"*
Post: *General Director*

Period: *2002 – present time*
Entity: *CJSC "Professional Telecommunications"*
Post: *member of the Board of directors*

Period: *2004 – 2006*
Entity: *CJSC "RadioTel"*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *CJSC "RadioTel"*
Post: *chairman of the Board of directors*

Period: *2004 – present time*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2004 – 2007*
Entity: *OJSC "Dalsvyaz"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*

*(Since 01.08.2007 to present time – chairman of Committee for audit with the issuer's Board of directors*
*Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)*

Period *2004 – present time*
Entity: *OJSC "Tetrasvyaz"*
Post: *General Director*

Period *2006 – 2007*
Entity: *OJSC "Tetrasvyaz"*
Post: *member of the Board of directors*

Period *2007 – present time*
Entity: *OJSC "Tetrasvyaz"*
Post: *chairman of the Board of directors*

Period: *2005 – 2007*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Enin Evgenyi Petrovich*
Year of birth: *1958*
Education: *higher education*
*Graduated from Leningrad State University after A.A. Zhdanov in 1985, specialty – political economics.*

Posts held during the last 5 years:

Period: *2002 – 2002*
Entity: *OJSC "Bank "Saint-Petersburg"*
Post: *deputy to the director of commercial department*

Period: *2002 – 2002*
Entity: *OJSC "Bank "Saint-Petersburg"*
Post: *acting deputy to the chairman of the Management board*

Period: *2002 – 2003*
Entity: *CJSC "Renaissance – Capital"*
Post: *deputy to the General Director*

Period: *2003 – 2004*
Entity: *Fund "Institute of equity market and management"*
Post: *General Director*

Period: *2004 – 2005*
Entity: *LLC IC "LenMontazhStroi"*
Post: *deputy to the General Director*

Period: *2005 – 2006*
Entity: *CJSC IC "Russian monolit"*
Post: *General Director*

Period: *2006 – present time*
Entity: *Non-Commercial Partnership "Russian institute of Directors"*
Post: *deputy to the director*

Period: *2006 – present time*
Entity: *OJSC "Southern Telecommunications Company"*
Post: *member of the Board of directors*

Period: *2006 – 2007*
Entity: *OJSC "Uralsvyazinform"*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
*(Since 01.08.2007 to present time – chairman of Staff and Rewards Committee with the issuer's Board of directors*
*Since 01.08.2007 to present time – member of Committee for audit with the issuer's Board of directors)*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*

Equity stake in subsidiary/associated companies of the issuer: *none*

Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

●

*Zhelonkin Vladimir Borisovich*

Year of birth: *1967*

Education: *higher education*

*Graduated from University of knowledge methodology in 1994, specialty – economics and production management.*

Posts held during the last 5 years:

Period: *2002 - 2004*

Entity: *OJSC TV-radio broadcasting company "Moscow"*

Post: *General Director*

Period: *2004 - 2006*

Entity: *CJSC "International industrial bank"*

● Post: *managing director*

Period: *2006 – present time*

Entity: *OJSC "Dalsvyaz"*

Post: *member of the Board of directors*

Period: *2006 – present time*

Entity: *OJSC "Svyazinvest"*

Post: *member of the Management board*

Period: *2006 – present time*

Entity: *OJSC "Svyazinvest"*

Post: *deputy to the General Director*

Period: *2007 – present time*

Entity: *OJSC VolgaTelecom*

Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Southern Telecommunications Company"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Central telegraph"*
Post: *chairman of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Kuznetsov Sergey Ivanovich*
Year of birth: *1953*
Education: *higher education*
*Graduated from North-West corresponding polytechnical institute in 1981;*
*Business school of Columbia University (New-York city);*
*Business school of Fuke University (business management)*

Posts held during the last 5 years:
Period: *2002 - 2003*
Entity: *OJSC "Rostelecom"*
Post: *General Director*

Period: *2002 - 2003*
Entity: *OJSC "Rostelecom"*
Post: *chairman of the Management board*

Period: *2002 - 2003*

Entity: *non-government pension fund "Rostelecom – Garantiya"*
Post: *member of the fund's council*

Period: *2002 - 2003*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2002 - 2003*
Entity: *OJSC "RTK-Leasing"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *CJSC "Globaster – Space telecommunications"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "RTComm.RU"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Telmos"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Entity: *CJSC "Interfax –Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Entity: *OJSC "RTK-Leasing"*
Post: *chairman of the Board of directors*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *General Director*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *chairman of the Management board*

Period: *2004 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *Non-commercial partnership "The center of investigation of telecommunications development problems"*
Post: *member of the council of the partnership*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2006 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *adviser to the General Director*

Period: *2004 – 2006*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Entity: *Interregional commercial bank of development of communications and IT (Open Joint Stock Company)*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Southern Telecommunication Company"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Uralsvyazinform"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Sibirtelecom"*
Post: *chairman of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Dalsvyaz"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Central telegraph"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *chairman of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC "BaltAvtoPoisk"*
Post: *chairman of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Omelchenko Sergey Valerievich*
Year of birth: *1963*
Education: *higher education*
*Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"*
Post: *director of Area Department TUSM – 3*

Period: *2002 – 2003*
Entity: *OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)*
Post: *director of general directorate of AC of DLD links – 5*

Period: *2003 – 2005*
Entity: *The Volga subsidiary of OJSC "Rostelecom"*
Post: *director*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *General Director*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *chairman of the Management board*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
*(Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)*

Period: *2005 – present time*
Entity: *CJSC NSS*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Entity: *CJSC Orenburg-GSM*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Board of directors*

Period: *2005 – present time*

Entity: *Non-commercial Partnership "Center of investigations of telecommunications development problems"*
Post: *member of the Partnership's council*


Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*


*Savchenko Victor Dmitrievich*
Year of birth: *1960*
Education: *higher education*
*Graduated from Moscow State University after M. Lomonosov in 1986, specialty – jurisprudence.*


Posts held during the last 5 years:
Period: *2002 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *director of legal support department*


Period: *2006 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *executive director – director of legal support department*


Period: *2006 – present time*
Entity: *OJSC "Svyazinvest"*
Post: *executive director – director of corporate governance and legal support Department*


Period: *2002 – 2002*
Entity: *OJSC "Khantymansiyskokrtelecom"*
Post: *member of the Board of directors*


Period: *2002 – present time*
Entity: *OJSC "MGTS"*

Post: *member of the Board of directors*

Period: *2003 – 2003*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*

Period: *2003 – 2006*
Entity: *OJSC "Central telegraph"*
Post: *member of the Management board*

Period: *2004 – 2005*
Entity: *LLC "Southern-Ural cellular phone"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2005 – 2006*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Management board*

Period: *2006 – present time*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
*(Since 01.08.2007 to present time – member of Staff and Rewards Committee with the issuer's Board of directors*
*Since 01.08.2007 to present time – member of Committee for audit with the issuer's Board of directors)*

Period: *2006 – 2007*
Entity: *OJSC "Information technologies of communications"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*

207

Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Fedorov Oleg Romanovich*
Year of birth: *1968*
Education: *higher education*
*Graduated from Moscow State University after M. Lomonosov in 1992, specialty – mathematician.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *SRO NAUFOR*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Entity: *Association for the investors' rights protection*
Post: *head of the group of independent directors with the Association*

Period: *2002 – 2002*
Entity: *SRO NAUFOR*
Post: *director of NAUFOR consulting center*

Period: *2002 - 2002*
Entity: *OJSC "Novgorodtelecom"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Entity: *OJSC "Kalugaenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Entity: *Association for the investors' rights protection*
Post: *deputy to the executive director*

Period: *2002 – 2003*
Entity: *OJSC "Astrakhanenergo"*

Post: *member of the Board of directors*

Period: *2002 – 2003*
Entity: *OJSC "Kurskenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Entity: *OJSC "Sverdlovenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Entity: *OJSC "System Operator-Central Dispatch Control of Unified Energy System"*
Post: *member of the auditing committee*

Period: *2002 – 2003*
Entity: *OJSC "Omskenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Entity: *OJSC "Nizhnovenergo"*
Post: *member of the Board of directors*

Period: *2003 – 2004*
Entity: *OJSC "Kubanenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *OJSC "Federal Network Company of Unified Energy System"*
Post: *member of the auditing committee*

Period: *2003 – 2005*
Entity: *CJSC "United Financial Group"*
Post: *executive director of corporate finance sector*

Period: *2006 – 2006*
Entity: *CJSC "United Financial Group"*
Post: *executive director of corporate finance department*

Period: *2003 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*

Period: *2004 – 2005*
Entity: *OJSC "Novosibirskenergo"*
Post: *member of the Board of directors*

Period: *2004 – 2007*
Entity: *Association for investors' rights protection*
Post: *member of the Board of directors*


Period: *2006 – present time*
Entity: *LLC Deutsche Bank*
Post: *executive director of corporate finance department*


Equity stake in the authorized capital of the issuer: *none*

Equity stake of the issuer's ordinary shares: *none*

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*

Equity stake in subsidiary/associated companies of the issuer: *none*

Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*


**Single executive body and also the members of the issuer's collegial executive body:**

**Members of the issuer's collegial executive body – the Management board:**

The Chairman of the Management board:

*Omelchenko Sergey Valerievich*
Year of birth: *1963*
Education: *higher education*
*Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"*
Post: *director of Area Department TUSM – 3*

Period: *2002 – 2003*
Entity: *OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links*

– 5)
Post: *director of general directorate of AC of DLD links – 5*


Period: *2003 – 2005*
Entity: *The Volga subsidiary of OJSC "Rostelecom"*
Post: *director*


Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *General Director*


Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *chairman of the Management board*


Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
*(Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)*


Period: *2005 – present time*
Entity: *CJSC NSS*
Post: *chairman of the Board of directors*


Period: *2005 – present time*
Entity: *CJSC Orenburg-GSM*
Post: *chairman of the Board of directors*


Period: *2005 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Board of directors*


Period: *2005 – present time*
Entity: *Non-commercial Partnership "Center of investigations of telecommunications development problems"*
Post: *member of the Partnership's council*


Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

Members of the Management board:

*Astakhova Svetlana Leonidovna*
Year of birth: *1974*
Education: *higher education*
*Graduated from All-Russia corresponding finance-economic institute in 1996, specialty – finance and credit;*
*Nizhny Novgorod branch of state university – Higher School of Economics, professional training in "HR management" in 2003;*
*Nizhny Novgorod state university after N.I.Lobachevskyi, extended education, MBA qualification in 2004.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *LLC "Avtozvuk"*
Post: *deputy to the director for personnel management*

Period: *2002 – 2003*
Entity: *CJSC "Sormovskaya confectionery plant"*
Post: *chief of the sector for personnel management and staff training*

Period: *2004 – 2005*
Entity: *OJSC VolgaTelecom*
Post: *chief of sector for assessment and development of personnel of the Department of human resources management of the General directorate,*
*Director of the Department of human resources management of the General directorate*

Period: *2005 – 2005*
Entity: *OJSC VolgaTelecom*
Post: *acting deputy to the General Director of the joint-stock company – personnel director*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company – personnel director*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Dyakonov Mikhail Vasilievich*
Year of birth: *1954*
Education: *higher education*
*Graduated from Mordovia state university after N.P.Ogarev in 1980, specialty – industrial and civil construction.*

Posts held during the last 5 years:
Period: *2002 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Period: *2002 – 2002*
Entity: *OJSC "Svyazinform" of Chuvash Republic*
Post: *member of the Board of directors*

Period: *2002 – 2002*
Entity: *OJSC "Svyazinform" of Mordovia Republic*
Post: *member of the Board of directors*

Period: *2002 – 2005*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director for capital construction*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company for capital construction*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*

213

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Ershov Oleg Vladimirovich*
Year of birth: *1977*
Education: *higher education*
*Graduated from Nizhny Novgorod commercial institute in 1999, specialty – commerce.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *chief of marketing sector*

Period: *2002 – 2003*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *marketing director*

Period: *2003 – 2005*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *commercial director*

Period: *2003 – 2006*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *member of the Management board*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company – commercial director*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Period: *2006 – 2007*

Entity: *CJSC RTCOM*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC RTCOM*
Post: *chairman of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Saratov Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Penza Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Chuvashia Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *member of the Board of directors*


Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Ketkov Alexander Yulievich*

Year of birth: *1972*
Education: *higher education*
*Graduated from Nizhny Novgorod state university after N.I.Lobachevskyi in 1994, specialty – applied mathematics.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director*

Period: *2002 – 2004*
Entity: *Federal state unitary enterprise "Russia's TV and radiobroadcasting network"*
Post: *representative of the General Director in the Volga Federal district*

Period: *2004 – 2005*
Entity: *Federal state unitary enterprise "Russia's TV and radiobroadcasting network"*
Post: *representative of the General Director (the Volga Federal district) of a group of advisers of the back office of the General Director*

Period: *2005 – 2006*
Entity: *Federal state unitary enterprise "Russia's TV and radiobroadcasting network"*
Post: *representative of the General Director (the Volga Federal district)*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company – technical director*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Period: *2006 – 2007*
Entity: *CJSC Transsvyaz*
Post: *chairman of Supervisory council*

Period: *2007 – present time.*
Entity: *CJSC Saratov Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Penza Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Chuvashia Mobile*
Post: *chairman of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Kostin Denis Borisovich*
Year of birth: *1969*
Education: *higher education*
*Graduated from Moscow State Institute for International Relations of the USSR Ministry of Foreign Affairs in 1991, specialty – international economic relations;*
*London Business School, MBA, specialty – Advanced Corporate Finance, LBOs and Private Equity, in 2001;*
*HEC School of Management, MBA, specialty – Investment Banking, Business Strategy, in 2002.*

Posts held during the last 5 years:
Period: *2006 – 2006*
Entity: *Limited Liability Company "FinanceInterTrade", Moscow*
Post: *chief of sector of direct investments*

Period: *2006 – 2007*
Entity: *CJSC "INCOR", Moscow*
Post: *internal auditor*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company for corporate development*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Period: *2007 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC RTCOM*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Saratov Mobile*
Post: *chairman of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Penza Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Chuvashia Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Rostelegraph*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Samara-Telecom*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Omelchenko Sergey Valerievich*
Year of birth: *1963*
Education: *higher education*

*Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"*
Post: *director of Area Department TUSM – 3*

Period: *2002 – 2003*
Entity: *OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)*
Post: *director of general directorate of AC of DLD links – 5*

Period: *2003 – 2005*
Entity: *The Volga subsidiary of OJSC "Rostelecom"*
Post: *director*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *General Director*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *chairman of the Management board*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
*(Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)*

Period: *2005 – present time*
Entity: *CJSC NSS*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Entity: *CJSC Orenburg-GSM*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *Non-commercial Partnership "Center of investigations of telecommunications development problems"*
Post: *member of the Partnership's council*

Equity stake in the authorized capital of the issuer: *none*

Equity stake of the issuer's ordinary shares: *none*

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*

Equity stake in subsidiary/associated companies of the issuer: *none*

Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*


*Petrov Mikhail Victorovich*

Year of birth: *1973*

Education: *higher education*

*Graduated from Saratov state technical university in 1995, specialty - automation and control in engineering systems;*

*Professional training at the department of academic training programs of the Academy of National Economy with the RF Government in MBA program, in 2003.*


Posts held during the last 5 years:

Period: *2002 – present time*

Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*

Post: *General Director*


Period: *2003 – present time*

Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*

Post: *member of the Board of directors*


Period: *2003 – present time*

Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*

Post: *chairman of the Management board*


Period: *2003 – present time*

Entity: *CJSC Orenburg GSM*

Post: *member of the Board of directors*


Period: *2003 – present time*

Entity: *CJSC Ulyanovsk GSM*

Post: *chairman of the Board of directors, member of the Board of directors*

Period: *2003 –2005*
Entity: *OJSC TATINCOM – T*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC TATINCOM – T*
Post: *chairman of the Board of directors*

Period: *2003 – present time*
Entity: *CJSC Saratov Mobile*
Post: *chairman of the Board of directors, member of the Board of directors*

Period: *2004 – 2004*
Entity: *LLC Udmurtskie cellular networks - 450*
Post: *member of the Board of directors*

Period: *2004 – 2005*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director for mobile communication*

Period: *2005 – 2007*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company (dual activity status)*

Period: *2004 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Period: *2005 – present time*
Entity: *CJSC RTCOM*
Post: *chairman of the Board of directors, member of the Board of directors*

Period: *2003 – 2004*
Entity: *CJSC Narodnyi telephone Saratov*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *CJSC Narodnyi telephone Saratov*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Chuvashia Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*

Entity: *CJSC Penza Mobile*
Post: *chairman of the Board of directors*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Popkov Nikolai Ivanovich*
Year of birth: *1973*
Education: *higher education*
*Graduated from Nizhny Novgorod state university after N.I.Lobachevskyi in 1995, specialty – economics and management of scientific investigations and design;*
*Refresher courses in "Taxes and taxation" with Nizhny Novgorod Territorial Institute of professional accountants and auditors of Russia in 2006.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the chief accountant of general accounting department*

Period *2002 – 2002*
Entity: *OJSC VolgaTelecom*
Post: *first deputy to the chief accountant*

Period: *2003 – present time*
Entity: *OJSC VolgaTelecom*
Post: *Chief accountant of the General directorate*

Period: *2003 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Equity stake in the authorized capital of the issuer: *none*

Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*


*Ulyanov Vladimir Vasilievich*
Year of birth: *1951*
Education: *higher education*
*Graduated from factory – higher technical college with Karaganda steel plant in 1973, specialty - forming operation.*

Posts held during the last 5 years:
Period: *2001 -2006*
Entity: *military unit № 10281*
Post: *man-at-arms*

Period: *2006 – 2007*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company for security*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company – director for security and secrecy order*

Period: *2006 – present time*
Entity: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Shaginov Yuri Alexandrovich*
Year of birth: *1975*
Education: *higher education*
*Graduated from Saint-Petersburg State engineering-economic Academy in 1996, specialty – economic IT and ACS, Ph.D. (economics) – 2000.*

Posts held during the last 5 years:
Period: *2002 – 2003*
Entity: *LLC "Trading house "Imperia"*
Post: *chief of finance sector*

Period: *2003 – 2003*
Entity: *LLC "Hotel complex "Pribaltiiskaya"*
Post: *chief of finance-analyst sector*

Period: *2004 – 2004*
Entity: *LLC "Eskaro Chemical AC"*
Post: *chief financial officer*

Period: *2004 – 2005*
Entity: *OJSC "Murmansk Maritime Merchant Harbor"*
Post: *deputy to the General director for economics, harbor administration*

Period: *2005 – 2007*
Entity: *OJSC "Murmansk Maritime Merchant Harbor"*
Post: *deputy to the General director for economics and finance, harbor administration*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General director of the joint-stock company for economics and finance*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

The issuer's single executive body: *Omelchenko Sergey Valerievich*

*Omelchenko Sergey Valerievich*
Year of birth: *1963*
Education: *higher education*
*Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"*
Post: *director of Area Department TUSM – 3*

Period: *2002 – 2003*
Entity: *OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)*
Post: *director of general directorate of AC of DLD links – 5*

Period: *2003 – 2005*
Entity: *The Volga subsidiary of OJSC "Rostelecom"*
Post: *director*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *General Director*

Period: *2005 – present time*

Entity: *OJSC VolgaTelecom*
Post: *chairman of the Management board*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
*(Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)*

Period: *2005 – present time*
Entity: *CJSC NSS*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Entity: *CJSC Orenburg-GSM*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *Non-commercial Partnership "Center of investigations of telecommunications development problems"*
Post: *member of the Partnership's council*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

**5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer**

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the issuer's Board of directors members:

Wages (RUR): *0*
Bonus (RUR): *0*
Commission charges (RUR): *0*
Perquisites (RUR): *0*
Reimbursement of expenses (RUR): *0*
Other property provisions (RUR): *0*
Including:
Remuneration: *24 997 024*
Other payments: *0*
Total (RUR): *24 997 024*

*The remuneration of the members of the Board of directors for 2006 in accordance with the Provision on the Board of directors amounts to RUR 24 997 024. Member of the Board of directors – Omelchenko S.V. is a staff member of OJSC VolgaTelecom and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.*
*Not paid out remuneration for 2006 amounts to RUR 3 702 715.*
*At 30.09.2007 this amount was not called in by beneficiaries.*

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the members of Corporate Governance Committee with the issuer's Board of directors:
*The remuneration to the members of Corporate Governance Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 750 000.*

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the members of Strategic Development Committee with the issuer's Board of directors:
*The remuneration to the members of Strategic Development Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 702 717.*
*Not paid out remuneration for 2006 amounts to RUR 66 521.*
*At 30.09.2007 this amount was not called in by beneficiaries.*

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the members of Staff and Rewards Committee with the issuer's Board of directors:
*The remuneration to the members of Staff and Rewards Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 542 717.*

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the members of the Committee for audit with the issuer's Board of directors:
*The remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 436 196.*

The amount of income of all members of the Board of directors for 2006: *RUR 27 428 654*
Remuneration not paid out by the issuer to the Board of directors' members for 2006 fiscal year: *RUR 3 769 236*

Information about arrangements as regards such payments in current fiscal year (for Q 1-2007 and Q 2-2007):

*Members of the Company's Board of directors during the period of exercising their functions are paid remuneration and compensations of expenses related to their exercising the functions of the Board of directors members.*

*The remuneration to the members of the Board of directors consists of the quarterly and annual remuneration.*

*Quarterly remuneration to each member of the Board of directors is established in the amount of RUR 200 000.*

*For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.*

*Quarterly remuneration of a member of the Board of directors is reduced by:*

*30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;*

*100% - if he (she) participated in less than half of all held sessions of the Board of directors.*

*For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.*

*Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):*

*- of the Company's EBITDA by IFRS accounting statement data for the reporting year;*

*- of the Company's net profit at the reporting year-end allocated to the payment of dividends.*

*Annual remuneration is distributed among all members of the Board of directors in equal shares.*

*Annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all Board of directors' sessions held during the period of his/her term of office.*

*Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders' general meeting electing the specified composition of the Board of directors.*

*Annual general meeting of shareholders of OJSC VolgaTelecom held on June 26, 2006 considered the issue of determining the size of remuneration to the Issuer's Board of directors members and the following resolution was passed:*

*"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:*

*- in the amount of 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;*

*- in the amount of 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment at year 2006-end."*

*Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' composition.*

*The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of RUR 40 000 (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees.*

*For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.*

*The Board of directors' members are entitled to participate in option programs realized by the Company.*

Information about arrangements as regards such payments in current fiscal year (for Q 3-2007 and Q 4-2007):

Members of the Company's Board of directors during the period of exercising their functions are paid remuneration and compensations of expenses related to exercising the functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual remuneration.

Quarterly remuneration to each member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is reduced by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

If during the quarter the personal composition of the Board of directors was changed and/or the conditions of exercising the functions of the Board of directors' member were changed (paid work/unpaid work), the remuneration is charged and paid proportionally to the time during which the Board of directors' member exercised his/her functions for a fee.

Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;

- of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration of a member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of item 7.4 of article 7 of "Provision on the Company's Board of directors" divided by the number of persons elected to the Board of directors.

If during the period since the time of election of the Board of directors by annual general meeting of shareholders till the next annual general meeting of shareholders there occurred the change of personal composition of the Board of directors and/or the conditions of exercising the functions of the Board of directors' member were changed (paid work/unpaid work), the remuneration is charged and paid proportionally to the time during which the Board of directors' member exercised his/her functions for a fee.

Annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all Board of directors' sessions held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders' general meeting and are applicable for determination of remuneration size to the persons exercising the functions of the Board of directors' members till the next annual general meeting of shareholders.

Annual general meeting of shareholders of OJSC VolgaTelecom held on June 22, 2007 considered the issue of determining the size of remuneration to the issuer's Board of directors members and the following resolution was passed:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2007;

- 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2007."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' composition.

The Board of directors' members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors' committees members, in the amount of RUR

40 000 (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs realized by the Company.

All kinds of remuneration that were paid by the issuer for 2006 fiscal year to the issuer's Management board members:

Wages (RUR): *9 053 013*
Bonus (RUR): *16 609 813*
Commission charges (RUR): *0*
Perquisites (RUR): *0*
Reimbursement of expenses (RUR): *6 370 698*
Other property provisions (RUR): *3 473 387*
Remuneration: *4 891 304*
Other payments: *0*

Total (RUR): *40 398 215*


*Remuneration to the members of the Management board for 2006 in accordance with the Provision on Management board amounts to RUR 4 891 304. Member of the Management board of OJSV VolgaTelecom – Omelchenko S.V. is a member of the issuer's Board of directors. His remuneration as a member of the Board of directors is reflected in outpayments to the Board of directors' members.*

The amount of income of all members of the Management board for 2006: *RUR 40 398 215*

Information about existing arrangements as regards such payments in current fiscal year (2007):

*The members of the Company's Management board during the period of exercising their functions are paid remuneration and compensations of expenses related to exercising the functions of the members of the Management board.*

*The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the decision of the Company's Board of directors in accordance with the Provision on remuneration of OJSC VolgaTelecom Management board members, the new wording of the specified Provision being approved by the Board of directors on December 22, 2006 (minutes № 14).*

*The Management board members are entitled to participate in option programs realized by the Company.*


**5.4. Data on the structure and competencies of the bodies controlling the issuer's financial-economic activities**

Full description of the structure of the bodies controlling the issuer's financial-economic activities and their competencies in accordance with the issuer's charter (constitutive documents):

*In accordance with article 17 of OJSC VolgaTelecom Charter the control over the Company's financial-economic activities is carried out by the following control authorities:*

*Auditing committee (independent control body of the Company elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders);*

*Structural subdivision - Department of internal audit exercising the functions of internal control;*

*And also an independent auditor is involved.*

*"The competencies of the Auditing committee comprise:*
*- Verification of reliability of the data contained in reports and other financial documents of the Company;*
*- Revealing the facts of violation of procedures of bookkeeping and presenting the financial reporting established by legal acts of the Russian Federation;*
*- Verification of compliance with legal regulations during calculation and payment of taxes;*
*- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activities;*
*- Estimate of economic expediency of financial and economic operations of the Company.*

*17.2.3. Audit of financial and economic activities of the Company by the Auditing committee is carried out based on the results of the Company's activities for a year.*
*Audit of financial and economic activities of the Company is carried out also at any time:*
*On the initiative of the Auditing committee of the Company;*
*By the resolution of general meeting of shareholders of the Company;*
*By the decision of the Board of directors of the Company;*
*Upon the requisition of a shareholder (shareholders) of the Company possessing in aggregate at least 10% of the Company's voting shares on all the issues of the competencies of the general meeting of shareholders at the date of the requisition submitting.*
*17.2.4. Upon the requisition of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activities of the Company.*
*17.2.5. The procedure of activities of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.*

*17.3. In order to secure permanent internal control of all economic operations in the Company, the special structural sub-division is established in the Company, independent of the Company's executive bodies. Its activities are supervised directly by the Board of directors of the Company.*
*The functions of the specified structural sub-division, the due procedure of its activities, the procedure of appointment of the employees, requirements to them are defined by the internal document approved by the Company's Board of directors.*

*17.4. To audit and verify the accuracy of annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.*

*17.4.1. An auditor conducts auditing of financial and economic activities of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with it.*

*17.4.2. General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services are approved by the Company's Board of directors.*
*17.4.3. Audit of the Company's activities should be conducted at any time upon the requisition of shareholders with cumulative share in the authorized capital of 10% or more. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized person. If the request is signed by the authorized person, the document confirming his/her power of attorney should be also enclosed."*

*The Department of internal audit is the Company's structural sub-division performing the functions of internal audit.*

*Internal audit means the activities of preventive and further control of the Company's lines of business; these activities are organized by the Company in the interests of management bodies and are governed by internal documents.*

*The main objective of the Department of internal audit is to assist to the Company's management bodies to achieve the Company's set goals, to ensure its effective operation using systematic and consistent approach to assessment of efficiency of internal control systems, risk management and corporate governance; to achieve transparency of the Company's economics for shareholders.*

*The Department of internal audit interacts with the Committee for audit with the Company's Board of directors and with the Company's Auditing committee, and namely:*

*- On a quarterly basis it provides progress report to the Committee for audit with the Company's Board of directors;*

*- It notifies the members of the Committee for audit, the Auditing committee members of inspection reports and recommendations for elimination of identified weak points and violations.*

*The employees of the Company's Department of internal audit take part in audits conducted by the Company's Auditing committee as involved experts and also as members of auditing committees of subsidiary and associated companies.*

*The Company's regional subsidiaries established special structural sib-divisions performing the functions of internal control – the services of internal audit. The employees of the services of internal audit of the Company's regional subsidiaries take part in audits conducted by the Auditing committee and by the Company's Department of internal audit as involved experts and also as members of auditing committees of subsidiary and associated companies.*

Information about the issuer's internal document laying down the rules on preventing the insider dealings:

*The Company's Board of directors by its decision (minutes № 35 of 27.06.2005) approved the Provision on the procedure of using the information on OJSC VolgaTelecom activities, on its securities and transactions with them; the information is not public information and its misuse or disclosure is capable to affect materially the market value of OJSC VolgaTelecom securities.*

*The full text of the effective wording of the internal document laying down the rules on preventing the insider dealings is posted at the Company's web-site in the Internet at: http://www.vt.ru/?id=3547*

**5.5. Information about the persons – members of bodies controlling the issuer's financial-economic activities**

**The members of the Company's Auditing committee**

*The Auditing committee consists of 5 persons:*

*Arzhannikova Lyudmila Alexandrovna*
Year of birth: *1960*

232

Education: *higher education*
*Graduated from Moscow electrotechnical institute of communications in 1983, specialty –*
*engineer of electric communications.*

Posts held during the last 5 years:
Period: *2002 - 2005*
Entity: *OJSC "Svyazinvest"*
Post: *main specialist of electric communications department*

Period: *2005 - 2006*
Entity: *OJSC "Svyazinvest"*
Post: *chief of development sector of electric communications department*

Period: *2006 – present time*
Entity: *OJSC "Svyazinvest"*
Post: *deputy to sector chief - head of group of strategic development department*

Period: *2002 - 2003*
Entity: *OJSC "Dalsvyaz"*
Post: *member of the Auditing committee*

Period: *2004 - 2006*
Entity: *CJSC "Telecom" of Ryazan oblast*
Post: *member of the Board of directors*

Period: *2005 – 2007*
Entity: *OJSC "Dalsvyaz"*
Post: *member of the Auditing committee*

Period: *2005 – 2007*
Entity: *CJSC "Kurganskyi Sotovyi Telephone"*
Post: *member of the Auditing committee*

Period: *2005 - 2006*
Entity: *OJSC "Sibirtelecom"*
Post: *management board member*

Period: *2005 - 2006*
Entity: *CJSC "AKOS"*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*


*Konkova Elena Olegovna*
Year of birth: *1978*
Education: *higher education*
*Graduated from Russian State Humanitarian University, Moscow, in 2003, specialty – lawyer.*

Posts held during the last 5 years:
Period: *2001 - 2006*
Entity: *Audit company "Universe-Audit"*
Post: *auditor*

Period: *2006 – present time*
Entity: *OJSC "Svyazinvest"*
Post: *main specialist of internal audit Department*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*


*Koroleva Olga Grigorievna*

Year of birth: *1950*
Education: *higher education*
*Graduated from Tomsk State University in 1972, specialty – industry planning;*
*Postgraduate course of All-Union corresponding financial and economic institute in 1985.*

Posts held during the last 5 years:
Period: *2002 – 2003*
Entity: *OJSC "Svyazinvest"*
Post: *head of the sector of methodology of the department of accountancy*

Period: *2003 – 2005*
Entity: *OJSC "Svyazinvest"*
Post: *deputy to chief accountant*

Period: *2005 – present time*
Entity: *OJSC "Svyazinvest"*
Post: *chief accountant*

Period: *2003 – 2004*
Entity: *CJSC "Vladimirteleservice"*
Post: *member of the Auditing committee*

Period: *2003 – 2004*
Entity: *CJSC "Nizhegorodteleservice"*
Post: *member of the Auditing committee*

Period: *2005 – 2006*
Entity: *OJSC "Giprosvyaz"*
Post: *chairman of the Auditing committee*

Period: *2005 – 2006*
Entity: *OJSC "Uralsvyazinform"*
Post: *chairman of the Auditing committee*

Period: *2006 – present time*
Entity: *OJSC "Uralsvyazinform"*
Post: *member of the Board of directors*

Period: *2005 – 2007*
Entity: *OJSC "Central telegraph"*
Post: *chairman of the Auditing committee*

Period: *2005 – present time*
Entity: *OJSC "Dalsvyaz"*
Post: *chairman of the Auditing committee*

Period: *2005 – 2006*
Entity: *CJSC "MC NTT"*
Post: *chairman of the Auditing committee*

Period: *2005 – 2006*
Entity: *OJSC "Aerocom"*
Post: *chairman of the Auditing committee*

Period: *2006 – present time*
Entity: *OJSC "Rostelecom"*
Post: *chairman of the Auditing committee*

Period: *2006 – present time*
Entity: *OJSC "CenterTelecom"*
Post: *chairman of the Auditing committee*

Period: *2006 – present time*
Entity: *OJSC "CenterTelecom"*
Post: *chairman of the Auditing committee*

Period: *2006 – present time*
Entity: *CJSC "Baikalvestcom"*
Post: *chairman of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC "Yeniseitelecom"*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *chairman of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Feoktistova Nataliya Vadimovna*
Year of birth: *1966*
Education: *higher education*
*Graduated from All-Union law corresponding institute in 1990, specialty – lawyer.*

Posts held during the last 5 years:
Period: *2002 – present time*
Entity: *OJSC "Svyazinvest"*
Post: *top specialist, main specialist, chief of sector of relations with associated companies of corporate governance and legal support Department*

Period: *2007 – present time*
Entity: *OJSC "Giprosvyaz"*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC "Dalsvyaz"*
Post: *member of the Board of directors*

Period: *2006 – present time*
Entity: *OJSC "Southern Telecommunications Company"*
Post: *member of the Auditing committee*

Period: *2005 - 2007*
Entity: *OJSC "Uralsvyazinform"*
Post: *member of the Auditing committee*

Period: *2006 – present time*
Entity: *CJSC "Mobitel"*
Post: *internal auditor*

Period: *2005 - 2005*
Entity: *OJSC "Information technologies"*
Post: *member of the Board of directors*

Period: *2004 - 2006*
Entity: *OJSC "JSC "Mobiltelecom"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Kirovelectrosvyaz"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Entity: *OJSC "Kirovelectrosvyaz"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*

Equity stake of the issuer's ordinary shares: *none*

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*

Equity stake in subsidiary/associated companies of the issuer: *none*

Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*


*Chernikova Tamara Alexeevna*

Year of birth: *1959*

Education: *higher education*

*Graduated from Voronezh state university, physics department, in 1982;*
*Voronezh state university, economics department, in 1996.*


Posts held during the last 5 years:

Period: *2002 - 2003*

Entity: *branch of MENATEP St.Petersburg Bank in Voronezh city*

Post: *senior expert in securities*


Period: *2003 - 2006*

Entity: *OJSC "Svyazinvest"*

Post: *chief of sector of securities and debt securities of finance Department*


Period: *2006 – present time*

Entity: *OJSC "Svyazinvest"*

Post: *chief of sector of borrowed capital management of the Department of economics and finance*


Period: *2004 – present time*

Entity: *OJSC "Central telegraph"*

Post: *member of the Auditing committee*


Period: *2005 - 2006*

Entity: *OJSC "Southern Telecommunications Company"*

Post: *member of the Auditing committee*


Period: *2005 – present time*

Entity: *OJSC "Baikalvestcom"*

Post: *member of the Auditing committee*


Period: *2006 - 2006*

Entity: *OJSC "Sibirtelecom"*
Post: *member of the Management board*

Period: *2006 – present time*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*At 30.09.2007 the Department of internal audit with the General Directorate of OJSC VolgaTelecom consists of 6 persons:*

*Zuikina Tatiana Victorovna*
Year of birth: *1957*
Education: *higher education*
*Graduated from Rostov-on-Don Institute of national economy, finance-economic department, in 1982;*
*Fellow applicant of Tomsk state university, school of economics in 2003.*

Posts held during the last 5 years:
Period: *2002 – 2003*
Entity: *Municipal enterprise "Tomskvodokanal"*
Post: *chief accountant*

Period: *2003 – 2004*
Entity: *Municipal unitary enterprise "Vodokanal", Nizhny Novgorod city*
Post: *chief accountant*

Period: *2004 – 2004*

Entity: *Ministry of fuel and energy, municipal housing economy department*
Post: *deputy to the sector's head*

Period: *2004 – 2005*
Entity: *OJSC Istra's road-building department*
Post: *deputy to the director for economics*

Period: *2005 – 2006*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the director of the Department of internal audit*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *director of the Department of internal audit*

Period: *2006 - 2007*
Entity: *LLC "VYATKASVYAZSERVICE"*
Post: *member of the Auditing committee*

Period: *2006 - 2007*
Entity: *CJSC "Commercial Bank "C-Bank"*
Post: *chairman of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Ilyina Nataliya Vladimirovna*
Year of birth: *1969*
Education: *higher education*
*Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, school of economics in 1991, specialty - engineer-economist.*

Posts held during the last 5 years:
Period: *2002 – 2003*
Entity: *OJSC VolgaTelecom*
Post: *top specialist in taxes*

Period: *2003 – 2005*
Entity: *OJSC VolgaTelecom*
Post: *top specialist of the Department of internal audit*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 1-st category of internal control methodology sector of the Department of internal audit*

Period: *2006 – present time*
Entity: *OJSC Information commercial networks "Omrix"*
Post: *chairman of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC Orenburg-GSM*
Post: *chairman of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Bryskina Olga Vyacheslavovna*
Year of birth: *1969*

Education: *higher education*
*Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, department of computing mathematics and cybernetics in 1993, specialty – applied mathematics, qualification – mathematician;*
*Nizhny Novgorod State University after N.I.Lobachevskyi, finance department, master course in 2005, qualification – master of management.*


Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *LLC "Konfid-Audit"*
Post: *guidance counselor*


Period: *2002 – 2003*
Entity: *LLC "Nizhegorodgazaudit"*
Post: *assistant to an auditor*


Period: *2003 – 2004*
Entity: *LLC "Audit Company "Yumita"*
Post: *chief accountant*


Period: *2004 – 2005*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 1-st category of the Department of internal audit*


Period: *2006 – 2006*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 2-nd category of the sector of internal control of the Department of internal audit*


Period: *2006 – 2006*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 1-st category of the sector of internal control of the Department of internal audit*


Period: *2006 – 2006*
Entity: *OJSC VolgaTelecom*
Post: *acting head of the sector of internal control of the Department of internal audit*


Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 1-st category of the sector of internal control of the Department of internal audit*


Period: *2006 – 2007*
Entity: *CJSC Nizhegorodteleservice*
Post: *chairman of the Auditing committee*


Period: *2006 – present time*
Entity: *CJSC Saratov-Mobile*

Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *LLC NIZHEGORODSKYI TELESERVICE*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Nedelina Elena Venediktovna*
Year of birth: *1968*
Education: *higher education*
*Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, school of economics in 1990, specialty – organization of mechanized processing of economic information, engineer-economist.*

Posts held during the last 5 years:
Period: *2002 – 2002*
Entity: *Municipal Enterprise "Vodokanal"*
Post: *leading accountant for property, plant and equipment accounting*

Period: *2002 - 2005*
Entity: *Municipal Enterprise "Vodokanalsbyt"*
Post: *deputy to chief accountant, chief accountant*

Period: *2005 – 2006*
Entity: *Municipal Enterprise "Vodokanal"*
Post: *chief accountant*

Period: *2006 – 2006*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 2-nd category of the sector of internal control of the Department of internal audit*

Period: *2006 – 2006*

243

Entity: *OJSC VolgaTelecom*
Post: *specialist of 1-st category of the sector of internal control of the Department of internal audit*

Period: *2006 – 2007*
Entity: *OJSC VolgaTelecom*
Post: *acting head of the sector of internal control of the Department of internal audit*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *head of the sector of internal control of the Department of internal audit*

Period: *2006 - 2007*
Entity: *CJSC Orenburg-GSM*
Post: *chairman of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC Nizhegorodteleservice*
Post: *chairman of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC Transsvyaz*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC Ulyanovsk-GSM*
Post: *chairman of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC "NCTC "COMSET"*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Nikulenkova Yuliya Yurievna*

Year of birth: *1971*
Education: *higher education*
*Graduated from Gorky institute of engineers of water transportation in 1993, specialty - accountant-economist.*

Posts held during the last 5 years:
Period: *2002 – 2006*
Entity: *administration of judicial department in Nizhny Novgorod oblast*
Post: *deputy to the head of financial-economic sector*

Period: *2006 – 2006*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 2-nd category of internal control methodology sector of the Department of internal audit*

Period: *2006 – 2007*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 1-st category of internal control methodology sector of the Department of internal audit*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *top specialist of internal control methodology sector of the Department of internal audit*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *acting head of internal control methodology sector of the Department of internal audit*

Period: *2007 – present time*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *CJSC Transsvyaz*
Post: *chairman of the Auditing committee*

Period: *2007 – present time*
Entity: *OJSC TATINCOM-T*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: *none*
Equity stake of the issuer's ordinary shares: *none*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

*Kovrigina Irina Anatolievna*
Year of birth: *1967*
Education: *higher education*
*Graduated from All-Russia corresponding finance-economic institute in 2000, specialty – accountancy and audit.*

Posts held during the last 5 years:
Period: *2002 - 2004*
Entity: *LLC "Brewery company "Volga"*
Post: *chief accountant*

Period: *2005 – 2006*
Entity: *LLC "Mozharskoe"*
Post: *chief accountant*

Period: *2006 – 2007*
Entity: *LLC "RusanRus Group"*
Post: *head of internal control sector*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *specialist of 2-nd category of internal control sector of the Department of internal audit*

Equity stake in the authorized capital of the issuer: *0,00012%*
Equity stake of the issuer's ordinary shares: *0,00016%*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: *the issuer did not issue options*
Equity stake in subsidiary/associated companies of the issuer: *none*
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: *none*
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: *subsidiary/associated companies did not issue options*
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: *none*
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: *was not brought to*
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): *did not participate*

## 5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activities

Information about the size of remuneration, perquisites and/or reimbursement of expenses to the bodies controlling the issuer's financial-economic activities for 2006:

Wages (RUR): *1 344 421*
Bonus (RUR): *853 500*
Commission charges (RUR): *0*
Perquisites (RUR): *0*
Reimbursement of expenses (RUR): *0*
Other property provisions (RUR): *0*
Remuneration (RUR): *2 880 495*
Other payments (RUR): *1 270 405*
Total (RUR): *6 348 821*

*The amount of income of all the members of the Auditing committee for 2006: RUR 2 880 495. The payments to the members of the Auditing committee in 2006 consist of remuneration defined in accordance with the Provision on the Auditing committee.*

Information about existing arrangements in regard to such payments in current fiscal year (2007):

*For the Auditing committee operation (including for holding sessions of the Auditing committee and for the time of conducting audits) the issuer provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's activities.*

*The Auditing committee at the expense of the issuer is provided with stationery and other expendable materials in the amount necessary for the Auditing committee activities.*

*The members of the Auditing committee are compensated all confirmed expenses related to their exercising the functions of the members of the Auditing committee.*

*The members of the Auditing committee in the period of their functions exercising are paid quarterly remuneration in the amount of RUR 150 000 to each of them.*

*The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.*

*The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred or some of its members left it as per the procedure stipulated by item 8 of the Provision (Provision on the Auditing committee of OJSC VolgaTelecom), is paid prorate to the time worked in the quarter.*

The amount of income of the employees of the Department of internal audit and control for 2006: *RUR 3 468 326.*

*The income of the Department of internal audit and control employees consists of income of OJSC VolgaTelecom staff employees including wages in the amount of RUR 1 344 421 in accordance with staffing table, bonus in the amount of RUR 853 500 and other income from the issuer in the amount of RUR 1 270 405.*

## 5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

The issuer's staff on the payroll is indicated, including workers (employees) in the issuer's regional subsidiaries and representation offices, and also the size of wages and benefits-related deductions:

| Indicator's description | Reporting period Q 3-2007 |
|---|---|
| Staff on the payroll, men | 35 663 |
| The share of the issuer's employees having higher professional education, % | 31,1* |
| The amount of monetary funds allocated for labor remuneration, RUR thousand | 1 477 306,9 |
| The amount of monetary funds allocated to social welfare, RUR thousand | 47 878,0 |
| Total amount of spent monetary funds, RUR thousand | 1 525 184,9 |

*the data are provided for 9 months*

*The Company is consistently optimizing the headcount. As a result of arrangements in Q 3-2007 the average headcount reduced by 15,8% vs. the relevant period of the prior year. The main arrangements of headcount optimization are:*
- *improvement of corporate structure,*
- *improvement of labor organization and labor rate setting,*
- *implementation of new equipment and modern technologies,*
- *conclusion of service contracts with outside agencies.*

*Mega-Regional trade union of OJSC VolgaTelecom was established in the Company. The trade union is consistently carrying out the activities to maintain in the Company productive psychosocial climate, to develop creativity to labor, to involve the employees to systematic sport activities.*

**5.8. Data on any obligations of the issuer to the employees (workers) related to their capabilities to participate in the issuer's authorized (reserve) capital (share fund)**

The issuer's obligations relating to the capability of the issuer's employees (workers) to participate in its authorized capital:
*The issuer has no obligations to the employees (workers) related to their capability to participate in the issuer's authorized capital.*

Information about granting or possibility of granting the issuer's options to the issuer's employees (workers): *The issuer did not float options.*

# VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

## 6.1. Data on the total number of the issuer's stockholders (participants)

Total number of persons registered in the issuer's shareholders register at the end date of the reporting quarter: *26 334*
Total number of the nominee holders of the issuer's shares: *23*

## 6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's authorized (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the authorized (reserve) capital (share fund) or at least 20% of their common stock

The structure of the issuer's shareholders possessing at least 5% of its authorized capital or at least 5% of the issuer's ordinary shares

1. Full and abbreviated brand names:
*Open Joint Stock Company "Investment company of communication"*
*OJSC "Svyazinvest"*
Location: *Building 2, Pluyshchikha street 55, Moscow, 119121*
Taxpayer Identification Number: *7710158355*
The size of the issuer's participant (shareholder) equity stake in the issuer's authorized capital: *38,0035%*
The share of the issuer's common stock: *50,6704%*

Shareholders (participants) possessing at least 20% of the authorized capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
*The Russian Federation represented by Federal agency for federal property management*
*Ros.imushchestvo*
Location: *Nikolskyi pereulok 9, Moscow, 103685*
Taxpayer Identification Number: *7710542402*
Size of share in the authorized capital of the issuer's shareholder (participant): *75%-1 share*
Size of share of ordinary stock with the issuer's shareholder (participant): *75%-1 share*
Size of equity stake in the issuer's authorized capital: *none*
Size of share of the issuer's ordinary stock: *none*

1.2. Full and abbreviated brand names:
*Open Joint Stock Company "COMSTAR- United TeleSystems"*
Location: *Building 2, Smolenskaya-Sennaya ploshchad 27, Moscow, 119121*
Taxpayer Identification Number: *7740000069*
Size of share in the authorized capital of the issuer's shareholder (participant): *17,31%+1 share*
Size of share of ordinary stock with the issuer's shareholder (participant):

*17,31%+1 share*
Size of equity stake in the issuer's authorized capital: *none*
Size of share of the issuer's ordinary stock: *none*


**1.3.** Full and abbreviated brand names:
*MGTS FINANCE S.A. SOCIETE ANONYME*
Full and abbreviated brand names: *L-2453, Luxemburg 5, RUE EUGENE RUPPERT*
Taxpayer Identification Number: *20062202840*
Size of share in the authorized capital of the issuer's shareholder (participant): *7,69%*
Size of share of ordinary stock with the issuer's shareholder (participant): *7,69%*
Size of equity stake in the issuer's authorized capital: *none*
Size of share of the issuer's ordinary stock: *none*


**2.** Full and abbreviated brand names:
*(client of nominee holder "ING BANK (Eurasia) ZAO" (CLOSED JOINT STOCK COMPANY))*
   *JPMORGAN CHASE BANK N.A.*
Location: *1111 Polaris Park way, Columbus, Ohio 43240-2050, USA*
Taxpayer Identification Number: *no data*
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: *9,9581%*
Size of share of the issuer's ordinary stock: *13,2772%*


**3.** Full and abbreviated brand names:
*(client of nominee holder "ING BANK (Eurasia) ZAO" (CLOSED JOINT STOCK COMPANY))*
   *Lindsell Enterprises Limited*
   *LINDSELL ENTERPRISES LIMITED*
Location: *2-4 Arch. Makariou Avenue, Capital Center, 9th floor, 1505, Nicosia, Cyprus*
Taxpayer Identification Number: *no data*
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: *5,8348%*
Size of share of the issuer's ordinary stock: *none*


**4.** Full and abbreviated brand names:
*(client of nominee holder CJSC "DCC")*
*Closed Joint Stock Company "Leader" (the company of pension fund assets management) Trust Management Non-Government Pension Fund Gazfond*
Location: *Simferopolskyi boulevard 13, Moscow, 117556*
Taxpayer Identification Number: *5018026672*
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: *3,9800%*
Size of share of the issuer's ordinary stock: *5,3066%*


Nominee holders in favor of which the issuer's shares amounting to at least 5% of the issuer's authorized capital or at least 5% of the issuer's ordinary stock are registered in the issuer's shareholders register:


**5.** Full and abbreviated brand names:

*(nominee holder)*

**"ING BANK (Eurasia) ZAO" (CLOSED JOINT STOCK COMPANY)**

**"ING BANK (Eurasia) ZAO"**

Location: ***Krasnoproletarskaya street 36, Moscow, 127473***

Contact phone: *(495) 755-54 00*

Fax: *(495) 755-54 99*

E-mail: **mail@ibimos.ru**


Number, issue date and validity term of the license of professional participant of securities market: *№ 177-03870-010000 of 13.12.2000 – dealer activities*
 *without limitation of validity term.*
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***


Number, issue date and validity term of the license of professional participant of securities market: *№ 177-03809-100000 of 13.12.2000 – brokerage activities*
 *without limitation of validity term.*
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***


Number, issue date and validity term of the license of professional participant of securities market: *№ 177-03728-000100 of 07.12.2000 – depositary activities*
*without limitation of validity term.*
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***


The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: *43 439 505 shares*


6. Full and abbreviated brand names:

*(nominee holder)*

**Closed Joint Stock Company "Depositary – Clearing Company"**

**CJSC "DCC"**

Location: ***Structure Б, Shabolovka street 31, Moscow, 115162***

Contact phone: *(495) 956-09 99; 411-83 38*

Fax: *(495) 232-68 04; 411-83 37*

E-mail: **dcc@dcc.ru**


Number, issue date and validity term of the license of professional participant of securities market: *№ 177-06236-000100 of 09.10.2002 – depositary activities*
 *without limitation of validity term.*
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***


Number, issue date and validity term of the license of professional participant of securities market: *№ 177-06229-000010 of 07.10.2002 – clearing activities*
 *without limitation of validity term.*

251

Name of the body that issued the license of professional participant of securities market: *Russia's FFMS*

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: *27 490 202 shares*

7. Full and abbreviated brand names:

*(nominee holder)*

**Non-commercial partnership "National depositary center"**
**NDC**
Location: **Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow**
Contact phone: *(495) 223- 63- 92*
Fax: *(495) 956- 09- 38*
E-mail: **info@ndc.ru**

Number, issue date and validity term of the license of professional participant of securities market:
*№ 177- 03431- 000100 of 04.12.2000 – depositary activities*
*without limitation of validity term.*
Name of the body that issued the license of professional participant of securities market: *Russia's FFMS*

Number, issue date and validity term of the license of professional participant of securities market:
*№ 177- 03437- 000010 of 04.12.2000 – clearing activities*
*without limitation of validity term.*
Name of the body that issued the license of professional participant of securities market: *Russia's FFMS*

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: *20 609 380 shares*

**6.3. Data on equity stake of the state or municipal formation in the issuer's authorized (reserve) capital (share fund), availability of special right ("golden share")**

The share of the issuer's authorized capital being in state *(RF subjects)* property: *0,0000015%*
Full brand name: *State unitary enterprise of Nizhny Novgorod oblast – Regional agency of investments promotion*
Location: *Sovnarkomovskaya street 13, Nizhny Novgorod city, 603086*

Availability of special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share"):
*Special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share") is not stipulated.*

252

## 6.4. Data on limitations for equity participation in the issuer's authorized (reserve) capital (share fund)

*In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total par value, and/or of maximum number of votes granted to one shareholder.*

*According to the Russian Federation legislation or to other regulations of the Russian Federation there are no limitations of equity stake of foreign persons in the issuer's authorized capital.*

*There are no other limitations related to equity participation in the issuer's authorized capital.*

## 6.5. Data on changes in composition and equity stake of the issuer's stockholders (participants) possessing at least 5% of the issuer's authorized (reserve) capital (share fund) or at least 5% of the issuer's common stock

Composition of the issuer's shareholders (participants) who possessed at least 5% of the issuer's authorized capital or at least 5% of the issuer's ordinary stock defined as of the date of the list of persons who had the right to participate in every general meeting of the issuer's shareholders (participants) held during the last 5 accomplished fiscal years preceding the end date of the reporting quarter as per the list of persons who had the right to participate in each of such meetings:

*On June 28, 2002 annual general meeting of shareholders of OJSC Svyazinform of Nizhny Novgorod oblast (OJSC Nizhegorodsvyazinform) took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

| №№ | Full and abbreviated brand name | Share in the Company's authorized capital, % | Share of the Company's ordinary stock, % |
|---|---|---|---|
| 1. | Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest") | 38,0 % | 50,7% |
| 2. | "ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder: - "JPMORGAN CHASE BANK" | 10,1% | 13,0% |
|  |  | 8,4% | 11,1% |
| 3. | Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee holder: – RED HAND INVESTMENTS LIMITED | 18,8% | 21,0% |
|  |  | 8,4% | 11,2% |
| 4. | Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder | 8,9% | 8,1% |

*On February 12, 2003 extraordinary general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2002.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

| №№ | Full and abbreviated brand name | Share in the Company's authorized capital, % | Share of the Company's ordinary stock, % |
|----|----------------------------------|---------------------------------------------|------------------------------------------|
| 1. | Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest") | 38,0 % | 50,7% |
| 2. | Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder | 9,7% | 7,0% |
| 3. | "ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder | 15,0% | 15,9% |

*On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

| №№ | Full and abbreviated brand name | Share in the Company's authorized capital, % | Share of the Company's ordinary stock, % |
|----|----------------------------------|---------------------------------------------|------------------------------------------|
| 1. | Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest") | 38,0 % | 50,7% |
| 2. | Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder | 10,0% | 7,3% |
| 3. | "ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder | 14,8% | 15,6% |

*On June 27, 2003 annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

| №№ | Full and abbreviated brand name | Share in the Company's authorized capital, % | Share of the Company's ordinary stock, % |
|---|---|---|---|
| 1. | Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest") | 38,0 % | 50,7% |
| 2. | Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder | 9,9% | 6,6% |
| 3. | "ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – | 18,4% | 18,8% |
| | nominee holder: - "JPMORGAN CHASE BANK" | 5,3% | 7,1% |

*__On June 22, 2004__ annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2004.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

| №№ | Full and abbreviated brand name | Share in the Company's authorized capital, % | Share of the Company's ordinary stock, % |
|---|---|---|---|
| 1. | Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest") | 38,0% | 50,7% |
| 2. | Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder | 8,9% | 5,4% |
| 3. | "ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – | 17,3% | 19,8% |
| | nominee holder: - "JPMORGAN CHASE BANK" | 9,1% | 12,2% |

*__On June 28, 2005__ annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 10, 2005.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

| №№ | Full and abbreviated brand name | Share in the Company's authorized capital, % | Share of the Company's ordinary stock, % |
|---|---|---|---|
| 1. | Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest") | 38,0% | 50,7% |
| 2. | Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder | 8,3% | 5,1% |
| 3. | "ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder: | 18,9% | 22,3% |
|  | - "JP MORGAN CHASE BANK N.A." | 11,5% | 15,3% |
| 4. | Lindsell Enterprises Limited | 6,2% | 1,2% |

*__On June 26, 2006__ annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 7, 2006.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

| №№ | Full and abbreviated brand name | Share in the Company's authorized capital, % | Share of the Company's ordinary stock, % |
|---|---|---|---|
| 1. | Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest") | 38,0% | 50,7% |
| 2. | "ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder: | 25,5% | 21,9% |
|  | - "JP MORGAN CHASE BANK N.A." | 12,3% | 16,3% |
|  | - "Lindsell Enterprises Limited" | 5,8% | 0,002% |
| 3. | Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder | 11,9% | 7,9% |

*On June 22, 2007 annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2007.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock

| №№ | Full and abbreviated brand name | Share in the Company's authorized capital, % | Share of the Company's ordinary stock, % |
|---|---|---|---|
| 1. | Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest") | 38,0% | 50,7% |
| 2. | "ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder: | 23,2% | 19,1% |
| | - "JP MORGAN CHASE BANK N.A." | 9,9% | 13,3% |
| | - "Lindsell Enterprises Limited" | 5,8% | 0,00% |
| 3. | Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder: | 15,3% | 11,7% |
| | - CJSC "Leader" (the company of pension fund assets management) Trust Management Non-Government Pension Fund Gazfond | 3,9% | 5,3% |
| 4. | Non-commercial partnership "National depositary center" (NDC) – nominee holder | 6,5% | 5,8% |

**6.6. Data on related party transactions made by the issuer**

Total quantity and the total amount in money terms of made transactions, recognized as related party transactions in accordance with RF legislation, and requiring their approval by the issuer's authorized management body, at the reporting quarter end:

| | Q 3-2007 | |
|---|---|---|
| | *Quantity / RUR (inclusive of VAT)* | *Quantity / US$* |
| | | |

| | | |
|---|---|---|
| Total quantity and the total amount in money terms of related party transactions which were made by the issuer in the reporting period and which required their approval by the issuer's authorized management body. | *12/*<br><br>*80 601 480,82* | *Were not made* |
| **Total:** | *12* | |
| Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which were approved by the issuer's shareholders general meeting. | *Were not made* | *Were not made* |
| Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which were approved by the issuer's Board of directors. | *12/*<br><br>*80 601 480,82* | *Were not made* |
| Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which required their approval, but were not approved by the issuer's authorized management body, quantity/RUR | *Were not made* | *Were not made* |

*The issuer did not make related party transactions (groups of interrelated transactions) the price of each is 5 and more percent of the issuer's balance-sheet assets defined by the data of its accounting statement at the last reporting date prior to the conclusion of the transaction made by the issuer during the reporting quarter.*

### 6.7. Data on the size of the accounts receivable

Information about the total amount of the issuer's accounts receivable with indication of the total amount of overdue accounts receivable for the last accomplished reporting period:

| Indicator description | Q 3-2006 | Q 3-2007 |
|---|---|---|
| Accounts receivable, total (lines 230, 240 of form №1), RUR thousand | *2 876 226* | *2 886 236* |
| Overdue accounts receivable, RUR thousand | *0* | *0* |
| Allowance for doubtful debt, RUR thousand | *870 581* | *797 413* |

The structure of the issuer's accounts receivable with indication of the date of obligations performance for the last accomplished reporting period (RUR thousand):

258

| Accounts receivable description | Payment occurrence date | |
|---|---|---|
| | Less than 1 year | More than 1 year |
| Accounts receivable of buyers and customers, RUR thousand | *2 170 919* | *521* |
| including overdue, RUR thousand | – | *X* |
| Accounts receivable by bills receivable, RUR thousand | – | – |
| including overdue, RUR thousand | – | *X* |
| Accounts receivable of participants (founders) related to the contributions to the authorized capital, RUR thousand | – | – |
| including overdue, RUR thousand | – | *X* |
| Accounts receivable related to advance payments made, RUR thousand | *218 602* | - |
| including overdue, RUR thousand | – | *X* |
| Other accounts receivable, RUR thousand | *491 403* | *4 791* |
| including overdue, RUR thousand | – | *X* |
| Total, RUR thousand | *2 880 924* | *5 312* |
| including total overdue, RUR thousand | – | *X* |

*At 01.10.2007 there are no debtors whose debt amount is at least 10% of the total amount of accounts receivable (for each debtor).*

# VII. The issuer's accounting reporting and other financial information

## 7.1. The issuer's annual accounting reporting

Composition of the issuer's annual accounting reporting:

*a)* In accordance with the Russian Federation legislation requirements the issuer includes the following documents into the annual accounting reporting:
- *Balance sheet (form № 1 by OKUD),*
- *Income statement (form № 2 by OKUD),*
- *Statement of changes in shareholders' equity (form № 3 by OKUD),*
- *Cash flow statement (form № 4 by OKUD),*
- *Supplements to balance sheet (form № 5 by OKUD),*
- *Explanatory memorandum to accounting statement.*

*The annual accounting reporting is subject to mandatory audit and is released with auditor's opinion attached. The auditor of the accounting reporting for 2006 is Limited Liability Company Ernst & Young.*

*b)* In accordance with International standards requirements, the issuer includes the following documents into IFRS annual financial reporting:

*- Balance sheet,*
*- Income statement,*
*- Statement of changes in shareholders' equity,*
*- Cash flow statement,*
*- Explanatory memorandum to financial statement.*

*The annual financial reporting is subject to mandatory audit and is released with auditor's opinion attached. The auditor of the accounting reporting for 2006 is Limited Liability Company Ernst & Young.*

*Financial statement for 2006 is presented in Q 2-2007 report.*

**7.2. The issuer's quarterly accounting reporting for the last accomplished reporting quarter**

Composition of the issuer's quarterly accounting reporting:

*a)* In accordance with the Russian Federation legislation requirements the issuer includes the following documents into quarterly accounting reporting:
   *- Balance sheet (form № 1 by OKUD),*
   *- Income statement (form № 2 by OKUD).*

*The issuer's quarterly accounting reporting for 9 months of 2007 is attached in the reporting quarter in Supplement № 1.*

*b) There is no issuer's obligation (it is not stated in constituent documents and adopted accounting policy) to prepare quarterly financial reporting drawn up in accordance with International Financial Reporting Standards or US GAAP.*

*In Q 3-2007 the issuer drew up and published non-audited financial reporting for 6 months of 2007 in accordance with International Financial Reporting Standards requirements. Supplement № 2.*

**7.3. The issuer's consolidated accounting reporting for the last accomplished fiscal year**

*There is no issuer's consolidated accounting reporting for 2006 drawn up in accordance with the Russian Federation legislation requirements.*

*The Company's obligation to draw up consolidated accounting reporting is established by item 91 of Order of RF Ministry of Finance № 34 н "On approval of Provision on bookkeeping and reporting in the Russian Federation" of 29.07.1998.*

*According to item 8 of RF Ministry of Finance Order № 112 of December 30, 1996 "On recommended practice on drawing up and presentation of consolidated accounting reporting", a group may not draw up consolidated accounting reporting by the rules stipulated in normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance, in case if the following conditions are concurrently observed:*

*- consolidated accounting reporting is drawn up on the basis of International Financial Reporting Standards (IFRS) elaborated by the Committee on international financial reporting standards;*

*- a group should ensure reliability of consolidated accounting reporting drawn up on IFRS basis;*

*- explanatory memorandum to the consolidated accounting reporting contains a list of applied requirements of accounting reporting, discloses the methods of bookkeeping, including assessments which differ from the rules stipulated by normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance.*

*The issuer meets all the referenced requirements:*

*1) The issuer prepares consolidated reporting in accordance with International Financial Reporting Standards.*

*2) Consolidated reporting is released with auditor's opinion attached.*

*According to item 2.12 of RF Ministry of Finance Order № 112 of 30.12.1996 "On recommended practice on drawing up and presentation of consolidated accounting reporting", "it is reasonable for parent entity to draw up consolidated accounting reporting not later than June 30 of the year following the reporting year, if otherwise is not stated by the Russian Federation legislation or by the constituent documents of this entity".*

*The issuer does not prepare its consolidated accounting reporting with other legal persons in accordance with the Russian Federation legislation requirements.*

*The issuer prepares the annual consolidated financial reporting in accordance with International Financial Reporting Standards requirements and includes the following documents into it:*
- *Balance sheet,*
- *Income statement,*
- *Cash flow statement,*
- *Statement of flows of shareholders proprietary resources,*
- *Notes.*

*Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to mandatory audit and is released with auditor's opinion attached.*

## 7.4. Data on the issuer's accounting policy

*In the reporting quarter there were no changes in the issuer's Accounting policy for current 2007 fiscal year.*

## 7.5. Data on total amount of export, and also on the share of export in the total volume of sales

Total amount of the issuer's revenues received from export of products (commodities, works, and services), and also the share of such revenues in the issuer's revenues from ordinary activities, the specified share being calculated for each reporting period separately:

*The issuer does not export products (commodities, works and services).*

## 7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

Total cost of real property and the amount of accumulated depreciation at the date of the last accomplished reporting period:

| Indicator description | Amount at 30.09.2007 |
|---|---|
| Total cost of real property | *5 068 100* |
| Amount of accumulated depreciation | *1 220 594* |
| Depreciated cost | *3 847 506* |

*During 12 months till to the end date of the reporting quarter – 30.09.2007 the real property owned by the issuer or rented by it on a long-term basis was not evaluated.*

*There were no material facts affecting the issuer's financial-economic activities occurred for the period after the end date of the last accomplished fiscal year till the end date of the reporting quarter – 30.09.2007.*

*There were no material changes in the composition of the issuer's property after the end date of the last accomplished fiscal year till the end date of the reporting quarter – 30.09.2007, among them there were no acquisition / retirement of the issuer's property the balance cost of which is more than 5% of the issuer's balance-sheet assets.*

**7.7. Data on the issuer's involvement in legal processes in case, when such involvement may materially affect the issuer's financial-economic activities**

*The issuer was not involved in legal processes which could materially affect its financial-economic activities.*

# VIII. Additional information on the issuer and issuing securities placed by the issuer

**8.1. Additional information on the issuer**

**8.1.1. Data on the size, structure of the issuer's authorized (reserve) capital (share fund)**

The size of the issuer's authorized capital at the end date of the reporting quarter (RUR):
*1 639 764 970*
Breakdown of the authorized capital by the category of stock:

Ordinary stock (pieces): *245 969 590*
Total par value (RUR): *1 229 847 950*
Share in the authorized capital: *75.001477%*

Preferred stock (pieces): *81 983 404*
Total par value (RUR): *409 917 020*
Share in the authorized capital: *24.998523%*

*A part of the issuer's shares is circulating outside the Russian Federation by way of circulation in accordance with foreign law of foreign issuers' securities certifying the rights in relation to the issuer's shares.*

Category (type) of shares circulating outside the Russian Federation:
*Registered uncertified ordinary shares (within the Program of American Depositary Receipts (ADR) of Level I).*

The share of stock circulating outside the Russian Federation of the total number of stock of the appropriate category (type): *12,05 %*

Name, location of foreign issuer which securities certify the rights in relation to the issuer's shares of the appropriate category (type):
*JPMorgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240-2050, USA*

*JPMorgan Chase Bank Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom.*

Brief description of the program (program type) of the issue of foreign issuer's securities certifying the rights in relation to the shares of the appropriate category (type):
*In October 1997 the Program of American Depositary Receipts of Level I (Level I ADR Program) for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulating at the USA OTC market, and also at Frankfurt Stock Exchange (FSE), Berlin Stock Exchange (BerSE), Xetra, and Stuttgart Stock Exchange (SSE).*

Data on obtaining the permission of Federal Commission to allow the issuer's shares of the appropriate category (type) for circulation outside the Russian Federation:
*In accordance with item 2 of Russia's FFMS Regulation № 3 of March 13, 2001 the requirement of obtaining Russia's FFMS permission to allow the circulation of Russian issuers' issuing securities outside the Russian Federation in the form of ADRs is not applicable for securities circulating outside the Russian Federation in the specified form on the effective date of the Regulation, accordingly the issuer did not apply earlier for the appropriate permission of Russia's FFMS.*

*Currently, in accordance with order № 04 – 1232 / пз – u of Russia's Federal Financial Markets Service of December 15, 2004 the permission is obtained for the admittance for circulation of the issuer's ordinary registered paperless stock outside the Russian Federation in quantity of 65 673 880 shares.*

The name of a foreign trading organizer (trading organizers) via which foreign issuer's securities certifying the rights in relation to the issuer's shares are circulating:
*At this time there is no foreign trading organizer.*

Other data on the circulation of the issuer's shares outside the Russian Federation are provided at the issuer's sole discretion:
*JPMorgan Chase Bank is the Depositary Bank since April 2002.*

*Additional information on the issuer's ADR Program is posted at: http://www.adr.com (the ticker of the Company's ADR - VLGAY).*

## 8.1.2. Data on the changes in the size of the issuer's authorized (reserve) capital (share fund)

Data on the change in the size of the issuer's authorized capital for the last 5 accomplished fiscal years preceding the end date of the reporting quarter, and also at the last reporting date:

| Size of the issuer's authorized capital, RUR | The structure of the issuer's authorized capital | The name of the issuer's management body that made the decision on the change of the authorized capital size | The date of drawing up and the number of the minutes of the management body meeting (session) at which the decision on the change of the authorized capital size was made | The size of the issuer's authorized capital after the change, RUR |
|---|---|---|---|---|
| **At 01.01.2002:** | | | | |
| *583 387 500* | Ordinary stock: 87 508 200 shares (75% of the authorized capital) Preferred stock: 29 169 300 shares (25% of the authorized capital) | The Board of directors | July 17, 2002, minutes № 2 | RUR 1 639 764 970 * |
| **At 01.01.2003:** | | | | |
| *1 639 764 970* | Ordinary stock: 87 508 200 shares (75% of the authorized capital) Preferred stock: 29 169 300 shares (25% of the authorized capital) | --- | --- | The size of the issuer's authorized capital was not changed. RUR** |
| **At 01.01.2004:** | | | | |
| *1 639 764 970* | Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital) | — | — | The size of the issuer's authorized capital was not changed. RUR |
| **At 01.01.2005:** | | | | |
| *1 639 764 970* | Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital) | --- | --- | The size of the issuer's authorized capital was not changed. RUR |
| **At 01.01.2006:** | | | | |
| *1 639 764 970* | Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital) | --- | --- | The size of the issuer's authorized capital was not changed. RUR |
| **At 01.01.2007:** | | | | |
| | Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital) | --- | --- | The size of the issuer's authorized capital was not changed. RUR |
| **At 30.09.2007:** | | | | |
| | Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital) | --- | --- | The size of the issuer's authorized capital was not changed. RUR |

*\* On 25.10.2002 Russia's FFMS registered the decisions on the issues of the Company's ordinary and preferred shares placed by means of converting the shares of joint-stock companies that affiliated to the Company into the Company's shares.*
*\*\* On 24.01.2003 Russia's FFMS registered the reports on the results of the issues of ordinary and preferred shares.*

**8.1.3. Data on buildup and usage of required reserve and also of other funds of the issuer**

Information for the reporting quarter on the required reserve, and also on each other fund of the issuer, this fund being built up at the cost of the issuer's net profit:

1) The fund name: *required reserve*
*Required reserve is established in accordance with requirements of article 35 of RF Federal law № 208-ФЗ of 26.12.1995 "On joint-stock companies" and amounts to 5% of the size of the issuer's authorized capital.*

| Reporting period | The size of the fund established by the constituent documents | Fund size | | Amount of transfers to the fund during the reporting period, RUR thousand | The amount of funds spent during the reporting period (RUR thousand) and the trends of usage of the fund means |
|---|---|---|---|---|---|
| | | In money terms, RUR thousand | % of the authorized capital | | |
| | | | | | |
| 9 months of 2007 | 5% of the size of the authorized capital | *81 988* | *5* | | The fund means were not used |

*In the reporting quarter the issuer did not build up and did not use other funds.*

**8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body**

*General meeting of shareholders is the supreme management body of the Company.*

The procedure of notification of the participants on holding the meeting of the issuer's supreme management body:
*"The communication on holding the general meeting of stockholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of making the demand for its holding (since the time of making decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.*

*At the stated time the notice on holding the General meeting of stockholders should be sent to each person indicated in the list of persons entitled to participate in the shareholders' general meeting, by a registered letter or delivered to each of the specified persons with receipt acknowledgement, and published in "Rossiiskaya gazeta" newspaper".*

Persons (bodies) who have the right to convene (require convocation) of extraordinary meeting of the issuer's supreme management body, and also the procedure of sending (making) such demands:

*Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; requisition of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the demand making. The convocation of extraordinary general meeting of shareholders upon requisition of the Company's Auditing*

*committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.*

*At preparation of extraordinary shareholders' general meeting, which agenda includes the issue of electing the Company's Board of directors, shareholders (shareholder), who are in aggregate the owners of at least 2% of the Company's voting shares, have the right to nominate the candidates to the Company's Board of directors, the number of these candidates may not exceed the quantitative composition of the Board of directors as established by the Charter. Such proposals should come to the Company not later than 30 days prior to the date of holding extraordinary shareholders' general meeting.*

*The demand for holding extraordinary general meeting of shareholders should contain the issues subject to introducing into the agenda of the meeting. The demand for holding extraordinary general meeting of shareholders may contain formulations of resolutions for each of these issues, and also the suggestion about the form of holding shareholders' general meeting.*

*In the case when the demand for convening extraordinary general meeting of shareholders is made by a shareholder (shareholders), it should contain name (names) of the shareholder (shareholders) requesting to convene such meeting, and the indication of the number, category (type) of shares they possess.*

*The demand for convening extraordinary general meeting of shareholders is signed by the person (persons) requiring to convene extraordinary general meeting of shareholders.*

The procedure of defining the date of holding the meeting of the issuer's supreme management body:

*The Company is obliged to hold annually the general meeting of shareholders (annual general meeting of shareholders) not earlier than in four months and not later than in six months after the fiscal year end. Shareholders' general meetings held in addition to the annual general meeting are extraordinary. Shareholders' general meeting has no right to consider the issues which are not referred to its competencies and pass resolutions on them.*

*The date of holding shareholders' general meeting in accordance with the Company's Charter is defined by the Board of directors.*

*Extraordinary general meeting of shareholders convened upon requisition of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of making the demand for holding extraordinary general meeting of shareholders.*

*Extraordinary general meeting of shareholders convened on the demand of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of making the demand for holding extraordinary general meeting of shareholders.*

*In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of making the decision on its holding by the Company's Board of directors.*

Persons entitled to make proposals into the agenda of the meeting of the issuer's supreme management body, and also the procedure of making such proposals:

*Shareholders (shareholder), who in aggregate are the owners of at least 2% of the Company's voting shares, have the right to introduce issues into the agenda of the annual*

*general meeting of shareholders and to nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative composition of the appropriate body as established by the Charter. Such proposals should come to the Company not later than in 60 days after the fiscal year end.*

Persons entitled to get familiarized with information (materials) provided for preparation and holding of the meeting of the issuer's supreme management body, and also the procedure of familiarization with such information (materials):

*The persons having the right to participate in general meeting of shareholders, as per the procedure and at the address (addresses) indicated in the notification on holding general meeting of shareholders, are provided with the following information (materials):*

*Annual accounting statement, including audit opinion, findings of the Company's Auditing committee based on the results of the annual accounting statement audit;*

*Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;*

*Draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;*

*Drafts of the Company's internal documents;*

*Drafts of other documents, the adoption of which is stipulated by the drafts of shareholders' general meeting resolutions;*

*Drafts of resolutions of shareholders' general meeting;*

*Other information (materials) required for provision in accordance with current legislation,*

*Other information (materials) for passing the resolutions on the issues of the agenda of shareholders' general meeting, this information being included by the Board of directors into the list of information (materials) provided to the shareholders in preparation for holding shareholders' general meeting.*

Procedure of disclosure (bringing to the notice of the issuer's shareholders (participants) of resolutions passed by the issuer's superior management body and also of voting results:

*The resolutions passed by the shareholders' general meeting and also the voting results are disclosed at the shareholders' general meeting at which the voting was held, and are brought to the notice of persons included into the list of persons entitled to participate in the shareholders' general meeting, by means of publishing in "Rossiiskaya gazeta" newspaper not later than 10 days after drawing up the minutes on voting results in the form of report on voting results.*

**8.1.5. Data on business entities in which the issuer possesses at least 5% of the authorized (reserve) capital (share fund) or at least 5% of common stock**

The list of business entities in which the issuer possesses at least 5% of the authorized (reserve) capital (share fund) or at least 5% of common stock at the end date of the reporting quarter:

1. Full (abbreviated) name, location: *Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz (CJSC NSS), Dom Svyazi, M.Gorky square, Nizhny Novgorod city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *100%*
The share of business entity's common stock belonging to the issuer: *100%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

2. Full (abbreviated) name, location: *Closed Joint Stock Company RTCOM (CJSC RTCOM),*
*Kosarev street 15, Saransk town*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *100%*
The share of business entity's common stock belonging to the issuer: *100%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

3. Full (abbreviated) name, location: *Limited Liability Company NIZHEGORODSKYI*
*TELESERVICE (LLC NIZHEGORODSKYI TELESERVICE"), Dom Svyazi, M. Gorky square,*
*Nizhny Novgorod city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *100%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

4. Full (abbreviated) name, location: *Closed Joint Stock Company Saratov-Mobile (CJSC*
*Saratov-Mobile), Kiselev street 40, Saratov city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *100%*
The share of business entity's common stock belonging to the issuer: *100%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

5. Full (abbreviated) name, location: *Closed Joint Stock Company Penza Mobile (CJSC Penza*
*Mobile), Kuprin street 1/3, Penza city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *100%*
The share of business entity's common stock belonging to the issuer: *100%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

6. Full (abbreviated) name, location: *Closed Joint Stock Company Chuvashia Mobile (CJSC*
*Chuvashia Mobile), K.Ivanov street 83, Cheboksary town*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *100%*
The share of business entity's common stock belonging to the issuer: *100%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

7. Full (abbreviated) name, location: *Open Joint Stock Company TATINCOM-T (OJSC*
*TATINCOM-T), Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, RF*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *100%*
The share of business entity's common stock belonging to the issuer: *100%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

8. Full (abbreviated) name, location: *Closed Joint Stock Company Transsvyaz (CJSC*
*Transsvyaz), Chaadaev street 2, Nizhny Novgorod city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *100%*
The share of business entity's common stock belonging to the issuer: *100%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

9. Full (abbreviated) name, location: *Limited Liability Company NIZHEGORODTELESERVICE*
*(LLC NIZHEGORODTELESERVICE), Dom Svyazi, M.Gorky square, Nizhny Novgorod city*

The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *80%*
The share of business entity's common stock belonging to the issuer: *none*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

10. Full (abbreviated) name, location: *Open Joint Stock Company Informational commercial networks "Omrix" (OJSC ICN "Omrix"), Tereshkova street 10, Orenburg city, RF*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *73,6%*
The share of business entity's common stock belonging to the issuer: *73,6%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

11. Full (abbreviated) name, location: *Closed Joint Stock Company Orenburg-GSM (CJSC Orenburg-GSM), Volodarsky street 11, Orenburg city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *51%*
The share of business entity's common stock belonging to the issuer: *51%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

12. Full (abbreviated) name, location: *Closed Joint Stock Company Ulyanovsk-GSM (CJSC Ulyanovsk-GSM), Goncharov street 52, Ulyanovsk city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *60%*
The share of business entity's common stock belonging to the issuer: *60%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

13. Full (abbreviated) name, location: *Closed Joint Stock Company Narodnyi telephone Saratov (CJSC NTS), Kiselev street 40, Saratov city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *50% + 1 preferred (voting) share*
The share of business entity's common stock belonging to the issuer: *50%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

14. Full (abbreviated) name, location: *Closed Joint Stock Company Nizhegorodskyi radio telephone (CJSC Nizhegorodskyi radio telephone), Dom Svyazi, Gorky square, Nizhny Novgorod city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *50%*
The share of business entity's common stock belonging to the issuer: *50%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

15. Full (abbreviated) name, location: *Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Lenin street 6, Izhevsk city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *41,73%*
The share of business entity's common stock belonging to the issuer: *41,73%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *0,001439%*
The share of the issuer's common stock belonging to the business entity: *0,001919%*

16. Full (abbreviated) name, location: *Closed Joint Stock Company Samara Telecom (CJSC Samara Telecom), Polevaya street 43, Samara city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *27,8%*
The share of business entity's common stock belonging to the issuer: *27,8%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

17. Full (abbreviated) name, location: *Open Joint Stock Company Information technologies of communications (OJSC Svyazintek), Building 2, Nastasiinskyi pereulok 7, Moscow*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *13%*
The share of business entity's common stock belonging to the issuer: *13%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

18. Full (abbreviated) name, location: *Limited Liability Company Agrofirm "Reanta" (LLC Agrofirm "Reanta"), Chavaina boulevard 11a, Ioshkar Ola town*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *20,86%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

19. Full (abbreviated) name, location: *Limited Liability Company Commercial-production company "N.N.-Rossvyazinform" (LLC CPC "N.N.-Rossvyazinform"), Dom Svyazi, Gorky square, Nizhny Novgorod city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *20%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

20. Full (abbreviated) name, location: *Closed Joint Stock Company Reg-Time (CJSC Reg-Time), Krasnodonskaya street 68, Samara city*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *17%*
The share of business entity's common stock belonging to the issuer: *17%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

21. Full (abbreviated) name, location: *Closed Joint Stock Company Rostelegraph (CJSC Rostelegraph), Tverskaya street 7, Moscow*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *15,69%*
The share of business entity's common stock belonging to the issuer: *15,69%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

22. Full (abbreviated) name, location: *Closed Joint Stock Company Center of Authorial Medical Technologies and Innovations (CJSC "CAMTI"), 60 years of October avenue 6, Saransk town, Mordovia Republic, RF*
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *14%*
The share of business entity's common stock belonging to the issuer: *14%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*

The share of the issuer's common stock belonging to the business entity: *none*


23. Full (abbreviated) name, location: ***Closed Joint Stock Company Science-Engineering Center "Comset" (CJSC SEC "Comset"), Zelenyi avenue 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *11,09%*
The share of business entity's common stock belonging to the issuer: *11,09%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*


24. Full (abbreviated) name, location: ***Closed Joint Stock Company Agency for protection of competition and consumer rights (CJSC "ECAD"), Suvorov street 1, Pavlovo town of Nizhny Novgorod oblast***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *10,4%*
The share of business entity's common stock belonging to the issuer: *10,4%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*


25. Full (abbreviated) name, location: ***Limited Liability Company Samara payphone (LLC Samara payphone), Penzenskaya street 68, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *10%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*


26. Full (abbreviated) name, location: ***Closed Joint Stock Company Startcom (CJSC Startcom), 2-nd Spasonalivkovskyi pereulok 6, GSP-1, Moscow-49***

The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *7,4%*
The share of business entity's common stock belonging to the issuer: *7,4%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*


27. Full (abbreviated) name, location: ***Closed Joint Stock Company LeasingPoint (CJSC LeasingPoint), 2-nd Spasonalivkovskyi pereulok 6, B-49, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *7,35%*

The share of business entity's common stock belonging to the issuer: *7,35%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*


28. Full (abbreviated) name, location: ***Closed Joint Stock Company Orenburg Card-Center (CJSC Orencard), Chkalov street 32a, Orenburg city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *5%*
The share of business entity's common stock belonging to the issuer: *5%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): *none*
The share of the issuer's common stock belonging to the business entity: *none*

## 8.1.6. Data on revenue-intensive transactions made by the issuer

Data on revenue-intensive transactions made by the issuer in the reporting quarter:

*In the reporting quarter the issuer did not make transactions (groups of interrelated transactions), the value of which is 10 and more percent of the issuer's balance-sheet assets as per the data of its accounting statement at the last reporting date preceding the date when the transaction was made.*

## 8.1.7. Data on the issuer's credit ratings

The object of credit rating assignment: *the issuer*
The value of credit rating at the end date of the reporting quarter:

Long-term corporate foreign currency credit rating: *"BB –".*
Outlook *"Stable".*
Long-term corporate domestic currency credit rating: *"BB -".*
Outlook *"Stable".*
*National scale "ruAA -".*

**The history of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:**

1) International scale:
Long-term corporate foreign currency credit rating: *"B-".*
Outlook *"Stable".*
Date: *12.03.2002*
Long-term corporate domestic currency credit rating: *"B-".*
Outlook *"Stable".*
Date: *12.03.2002*

2) International scale:
Long-term corporate foreign currency credit rating: *"B".*
Outlook *"Stable".*
Date: *12.02.2003*
Long-term corporate domestic currency credit rating: *"B".*
Outlook *"Stable".*
Date: *12.02.2003*
National scale:
Long-term credit rating: *"ruA-".*
Date: *13.03.2003*

3) International scale:
Long-term corporate foreign currency credit rating: *"B+".*
Outlook *"Stable".*
Date: *15.04.2005*
Long-term corporate domestic currency credit rating: *"B+".*
Outlook *"Stable".*
Date: *15.04.2005*
National scale:

Long-term credit rating: *"ruA+"*.
Date: *15.04.2005*

4) International scale:
Long-term corporate foreign currency credit rating: *"BB-"*.
Outlook *"Stable"*.
Date: *27.09.2006*
Long-term corporate domestic currency credit rating: *"BB-"*.
Outlook *"Stable"*.
Date: *27.09.2006*
National scale:
Long-term credit rating: *"ruAA –"*.
Date: *27.09.2006*

Full and abbreviated brand name, location of organization which assigned the credit rating:
*Standard & Poor's - 55*
*Water Street,*
*New York, NY,*
*United States*
*Representation office of "Standard & Poor's International Services, Inc." corporation:*
*7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka street 4/7, Moscow, 125009*

Brief description of the method of credit rating assignment:
*The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).*

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
**http://www.standardandpoors.ru/page.php?path=process**.

Other data on credit rating: *none*

The object of credit rating assignment: *the issuer's securities (bonds)*
Credit rating value at the end date of the reporting quarter:
National scale:
*Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-2 series): "ruA+".*
    *BT-2 series bonds are retired in succession by installments during the following periods:*
    *On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.12.2008),*
    *On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),*
    *On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),*
    *On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),*
    *On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).*

*Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (of BT-3 series): "ruA+".*

*BT-3 series bonds are retired in succession by installments during the following periods*

*On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.12.2008),*

*On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),*

*On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),*

*On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),*

*On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).*

*Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-4 series): "ruA+".*

*BT-4 series bonds are retired in succession by installments during the following periods:*

*On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.09.2011),*

*On the 2002-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.03.2012),*

*On the 2184-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (04.09.2012),*

*On the 2366-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (05.03.2013),*

*On the 2548-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (03.09.2013).*

**The history of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:**

The object of credit rating assignment: *the issuer's securities (bonds)*
Credit rating value, the date of assignment (change) of credit rating value:
National scale:
*Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA-".*
Date: *13.03.2003*

National scale:
*Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA+".*
Date: *15.04.2005*

National scale:
*Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-2 series): "ruA+".*
Date: *14.12.2005*

National scale:
*Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (BT-3 series): "ruA+".*
Date: *14.12.2005*

*Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-4 series): "ruA+".*
Date: *10.04.2006*

Full and abbreviated brand name, location of organization having assigned the credit rating:
*Standard & Poor's - 55*
*Water Street,*
*New York, NY,*
*United States*
Representation office of "Standard & Poor's International Services, Inc." corporation:
*7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka street 4/7, Moscow, 125009*

Brief description of the method of credit rating assignment:
*The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).*
The address of the web-site in the Internet where the information is posted about the method of credit rating assignment: **http://www.standardandpoors.ru/page.php?path=process.**

Kind, series, form and other identification features of securities:
Kind: *bonds*
Series: *BT – 1*
Form: *certified, bearer*
Type: *interest-bearing*
State registration number of securities issue: *№ 4-43- 00137-A*
State registration date: *24.01.2003*

Kind, series, form and other identification features of securities:
Kind: *bonds*
Series: *BT – 2*
Form: *certified (payable to bearer with obligatory centralized custody)*
Type: *interest-bearing, inconvertible*
State registration number of securities issue: *№ 4-44- 00137-A*
State registration date: *10.11.2005*

Kind, series, form and other identification features of securities:
Kind: *bonds*
Series: *BT – 3*
Form: *certified (payable to bearer with obligatory centralized custody)*
Type: *interest-bearing, inconvertible*
State registration number of securities issue: *№ 4-45- 00137-A*
State registration date: *10.11.2005*

Kind, series, form and other identification features of securities:
Kind: *bonds*
Series: *BT – 4*
Form: *certified (payable to bearer with obligatory centralized custody)*
Type: *interest-bearing, inconvertible*
State registration number of securities issue: *№ 4-46- 00137-A*
State registration date: *06.06.2006*

Accounting treatment - *STANDARD & POOR'S proprietary method:*

Standard & Poor's assigns rating only if adequate information is available, on the basis of transparent method, which takes into account quantitative and qualitative parameters, financial risks and business-risks.

The method of Standard & Poor's ratings assignment differs depending on issuers categories and rating type. So, in case of companies the business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility) are analyzed.

After making decision on obtaining rating, the agreement is signed, in which basic parameters of relations between Standard & Poor's and the issuer are established with precise formulation of obligations of both the parties. Upon the receipt of request for a rating the analytical group is established which consists of analysts having knowledge in appropriate industries. The group includes at least one analyst having experience in CIS countries. Primary analyst, who guides the process, is assigned, and he/she is the primary contact person for the issuer. Before the official meeting the group analyses the information presented by the issuer at the request, and the information from other sources which Standard & Poor's considers to be reliable: financial reporting for previous periods, forecasts of financial performances and cash flows, documentation on transactions, legal opinions and other data. At that, there are significant differences related to the issuer's type. So, for corporations these are financial statements, annual reports, and data on the structure of the industry. Then the group of analysts holds a management meeting in order to discuss basic factors affecting the rating, including production and financial plans and management strategy. This meeting allows issuers to touch upon the issues which are of principle for the decision on rating assignment. Analysts in their turn may clarify a number of problem situations, which have arisen after their familiarization with the presented information. Based on the results of discussion additional information inquiry may be formulated.

Then the primary analyst constructs a detailed analysis presented to the rating committee. The rating committee includes senior analysts of Standard & Poor's. After the discussion of all factors affecting the rating, the decision is made on the rating value. Once the decision is made by the rating committee, the primary analyst communicates the rating assigned and also the justification of the specified decision to the issuer. In case if the rating is accepted by the issuer Standard & Poor's discloses it via its own database RatingsDirect, through international and local press agencies and mass media. In respect of each rating a press-release, brief and full justification of the rating are published at Standard & Poor's sites.

### Rating revisions

In cases when rating requires reconsideration, a preliminary review is undertaken, which may result in CreditWatch listing. (CreditWatch listing means that the rating may be revised in the nearest future. This is a warning for investors that additional analysis is being made).

The next step is the comprehensive analysis, which includes, if necessary, a meeting with management and presentation to the rating committee. The rating committee evaluates the matter, arrives at a rating decision and notifies the issuer of it.

### Rating watch

After rating assignment Standard & Poor's analysts permanently control all the factors which may affect it, such as changes in shareholder's equity structure, takeover of other companies or other significant economic events. Material facts related to the issuer's activity are daily monitored. Mandatory requirement of Standard & Poor's - holding annual meetings with management (if required these meetings are held more frequently). Based upon the information received from the issuer or other public sources, the rating may be raised or lowered as often, as the issuer's creditworthiness is changed. In case when there are no significant events, the rating is revised (confirmed or changed) once a year. Individual ratings are assigned to all issuer's debt

276

*obligations issued after rating assignment and placed at public markets. Standard & Poor's contemplates that the management will notify analysts of significant financial and production changes which could affect the rating. However, Standard & Poor's reserves the right to change the rating at any time during regular watch process.*

    *Stages of rating assignment:*

*- Request for rating.*

*- Assignment of the group of analysts.*

*- Information accumulation.*

*- Meeting with management.*

*- Rating committee.*

*- Informing the issuer about the rating assigned.*

*- Distribution of information about the rating (with the client's consent).*

*- Rating monitoring.*

    *Standard & Poor's issuer credit rating on international scale is a current opinion on overall creditworthiness of debt obligations issuer, guarantor or security, business partner, of its capacity and willingness to meet timely and in full its debt obligations.*

    *Standard & Poor's international scale credit rating of debt obligations is a current opinion on credit risk with respect to a specific debt obligation (bonds, bank credits, loans, other financial instruments).*

    *Standard & Poor's financial enhancement rating on international scale is the opinion of Standard & Poor's on creditworthiness of an insurer with respect to insurance policies and contracts.*

    *Values of Standard & Poor's credit ratings on international scale*

    *Standard & Poor's long-term rating assesses the issuer's capacity to timely fulfill its debt obligations. Long-term ratings vary from the highest category - "AAA" to the lowest - "D". Ratings between "AA" and "CCC" may be supplied with sign "plus" (+) or "minus" (-), which mean intermediary categories of the rating as compared to the basic ones.*

    *Short-term rating is the assessment of probability of timely repayment of obligations considered short-term in the relevant market. Short-term ratings also range from "A-1" for the highest-quality obligations to "D" for the lowest. The "A-1" rating may also be modified by a "plus" sign (+) to distinguish the most secure obligations in that category.*

    *In addition to long-term ratings Standard & Poor's has special definitions of ratings of preferred shares, money market funds, share bond funds, solvency of insurance companies and companies operating with derivative instruments.*

    *AAA – extremely strong capacity to meet its debt obligations timely and in full; the highest rating.*

    *AA – strong capacity to fulfill timely and in full its debt obligations.*

    *A – moderately strong capacity to fulfill timely and in full its debt obligations, but higher susceptibility to the adverse effects of changes in business, financial and economic conditions.*

    *BBB – adequate capacity to meet timely and in full its debt obligations, higher susceptibility to the adverse effects of changes in business, financial and economic conditions.*

    *BB – out of danger in the short-term outlook, higher susceptibility to the effects of adverse changes in business, financial and economic conditions.*

    *B – higher vulnerability in unfavorable business, financial and economic conditions, but current capacity to meet debt obligations timely and in full.*

    *CCC – at this date non-fulfillment by the issuer of its debt obligations is potentially possible; timely performance of debt obligations substantially depends on favorable business, financial and economic conditions.*

    *CC – at present the probability of non-fulfillment by the issuer of its debt obligations is high.*

    *C – there is a bankruptcy proceeding initiated in respect of the issuer or a similar action is taken, but payments or debt obligations performance are going on.*

*SD – selective default with respect to the specified debt obligation while timely and full payments with respect to other debt obligations are going on.*

*D – debt obligations default.*

*The ratings of "AAA", "AA", "A" and "BBB" categories are investment-grade ratings.*

*The ratings of "BB", "B", "CCC", "CC" and "C" categories are regarded as having significant speculative characteristics.*

*Outlook:*

*Rating outlook assesses the potential direction of rating over the nearest two - three years.*
- *"Positive" – the rating may be raised.*
- *"Negative" – the rating may be lowered.*
- *"Stable" – the change is unlikely.*
- *"Developing" – the rating may be raised or lowered.*

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:

*http://www.standardandpoors.ru/page.php?path=issuer&id=78*

Other data on the credit rating: *none*

## 8.2. Data on each category (type) of the issuer's shares

Category of shares: *ordinary*

Par value of each share: *RUR 5*

The number of shares in circulation (the number of shares which are not paid off or cancelled): *245 969 590*

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not conducted): *none*

The number of declared shares: *1 299 093*

The number of shares being on the issuer's balance: *none*

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: *none*

State registration number: *№ 1 – 01 – 00137 - A*

State registration date: *14.11.2003*

The rights granted by shares to their owners:

*According to the Company's Charter:*

*7.1. Each ordinary share of the Company gives the shareholder – its owner similar measure of rights.*

*7.2. Each shareholder – the owner of the Company's ordinary shares has the right:*

*7.2.1. To participate in the general meeting of shareholders of the Company in the due procedure stipulated by current legislation of the Russian Federation;*

*7.2.2. To receive dividends in the due procedure stipulated by current legislation of the Russian Federation and the present Charter, when they are declared by the Company;*

*7.2.3. To receive a part of property of the Company remaining after its liquidation which part is proportional to number of shares in the shareholder's possession;*

*7.2.4. To get access to the documents stipulated by item 1 of Article 89 of Federal law "On joint-stock companies", in the due procedure stipulated by Article 91 of the said law;*

278

7.2.5. To demand confirmation of shareholder's rights for the shares from the Company's registrar by issuing an extract from the register of the Company's shareholders;

7.2.6. To get information on all records on the shareholder's personal account from the Company's registrar, and also other information stipulated by legal acts of the Russian Federation which establish the due procedure of keeping the register of stockholders;

7.2.7. To dispose of shares belonging to the shareholder without consent of other shareholders and of the Company;

7.2.8. To protect the shareholder's violated civil rights in the court in cases, stipulated by current legislation of the Russian Federation, including claiming compensation for losses from the Company;

7.2.9. To demand the repayment of all shares belonging to the shareholder (or a part of them) from the Company in cases and in the due procedure stipulated by current legislation of the Russian Federation;

7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To demand from the Company an extract from the list of persons having the right to participate in the General meeting of shareholders, the said extract containing the information about the shareholder;

7.2.12. Priority in purchasing additional shares placed by means of public offering and issuing securities convertible into shares, in the amount proportional to the number of shares held by them.

7.3. The shareholder owning more than 1% of the Company's voting shares has the right to demand from the Company's registrar the information on the names of shareholders registered in the register and the information on the quantity, the category and the par value of shares held by them (the said information is provided without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate at least 1% of placed ordinary shares of the Company have the right to apply to the court with a claim against a member of the Company's Board of directors, single executive of the Company, a member of collegial executive body of the Company, as well as against the management company or the manager about compensation for losses caused to the Company as a result of guilty activities (inactivity) of the said persons.

7.5. Shareholders possessing at least 1% of votes at the general meeting of shareholders have the right to demand the provision of the list of persons having the right to participate in the meeting from the Company. The information from the documents and the mailing address of the shareholders included in this list are provided only with their consent.

7.6. The shareholders (shareholder) being in aggregate the owners of at least 2% of the Company's voting shares have the right to introduce issues into the agenda of the annual general meeting of shareholders and to nominate candidates to the Company's management and controlling bodies elected by the general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda of election of the Board of directors of the Company, the said shareholders (shareholder) have the right to nominate candidates for the election to the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate at least 10% of the Company's voting shares have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established by current legislation of the Russian Federation and the present Charter, the Board of directors of the Company does not make the decision on convocation of an extraordinary general meeting

*of shareholders or makes the decision to refuse its convocation, the extraordinary meeting can be convoked by the said shareholders (shareholder).*

*7.8. The shareholders (shareholder) who own in aggregate at least 10% of the Company's voting shares have the right to demand an audit of financial and economic activities of the Company at any time.*

*7.9. The shareholders (shareholder) who hold in aggregate at least 25% of the Company's voting shares have the right of access, and also have the right to receive the copies of accounting documents and of the minutes of sessions of the Company's collegial executive body.*

*7.10. Shareholders – owners of the Company's ordinary shares have other rights stipulated by current legislation of the Russian Federation and by the present Charter."*

Other data on shares provided by the issuer at its own discretion:

*5 717 ordinary shares – the quantity of paid off securities due to the issuer's reorganization. Additional issues of the issuer's ordinary registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).*

Category of shares: *preferred type A*

Par value of each share: *RUR 5*

The number of shares in circulation (the number of shares which are not paid off or cancelled): *81 983 404*

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not conducted): *none*

The number of declared shares: *531 496*

The number of shares being on the issuer's balance: *none*

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: *none*

State registration number: *№ 2 – 01 –00137 - A*

State registration date: *14.11.2003*

The rights granted by the shares to their owners:

*In accordance with the Company's Charter:*

*"8.1. Each preferred type A share of the Company gives the shareholder – its owner similar measure of rights.*

*8.2. Owners of preferred type A shares have the right to receive annual fixed dividend except for the cases stipulated by the present Charter. The total amount paid as dividend for each preferred type A share is established at the rate of 10% of the net profit of the Company according to the results of the last fiscal year, divided by the number of shares which amounts to 25% of the authorized capital of the Company. Besides, if the amount of dividends paid by the Company under each ordinary share in a certain year exceeds the amount to be paid as dividends under each preferred type A share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares.*

*8.3. The owners of preferred type A shares have the right to participate in the general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of*

280

*the Company, and also to vote on introducing amendments and modifications into the Company's Charter, in case if the said modifications limit the rights of the said shareholders.*

*8.4. The owners of preferred type A shares have the right to participate in the general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the payment of dividends or if it has passed the resolution on incomplete payment of dividends on preferred type A shares. This right of owners of preferred type A shares arises since the meeting following the annual meeting of shareholders at which the resolution on the payment of dividends was not passed, and terminates since the date of the first payment of dividends on the said shares in full size.*

*8.5. Owners of preferred type A shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for the owners of the Company's ordinary shares. These rights are granted to shareholders - owners of preferred type A shares, including in case when the said shares are not voting shares.*

*8.6. Owners of preferred type A shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in case if preferred type A shares have the right of vote on all the issues of the competencies of the general meeting of shareholders of the Company.*

*8.7. Owners of preferred type A shares have the right to demand from the Company the repayment of all shares held by the shareholder or of a part of them in cases and in the due procedure stipulated by current legislation of the Russian Federation.*

*8.8. Owners of preferred type A shares possessing at least 1% of votes at the general meeting of shareholders have the right to demand from the Company the provision of the list of the persons entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are provided only with their consent.*

*8.9. Shareholders - owners of preferred type A shares have other rights stipulated by current legislation of the Russian Federation and by the present Charter."*

Other data on shares provided by the issuer at its own discretion:
*9 000 preferred type A shares – the quantity of paid off securities due to the issuer's reorganization.*
*Additional issues of the issuer's preferred registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).*

**8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares**

**8.3.1. Data on the issues, all the securities of which are paid off (cancelled)**

Issue № 1:
Kind, series (type), form and other identification features of securities:
Kind: *bonds*
Series: *1 – O*
Type: *interest rate*
Form: *registered uncertified*

State registration number of the issue: № 4-01-00137-A

State registration date of the issue: 25.10.2002

The name of registration body that conducted the securities issue state registration: Russia's FFMS (Federal Financial Markets Service)

The quantity of the issue securities: 500 pieces

The amount of securities issue at face value: RUR 1 250 000

Date of maturity of the issue securities: 24.01.2001 – 24.01.2003

Reason for the issue securities redemption (cancellation):

Fulfillment of obligations on the securities.


Issue № 2:

Kind, series (type), form and other identification features of securities:

Kind: bonds

Series: 2 – O

Type: interest rate

Form: registered uncertified

State registration number of the issue: № 4-02-00137-A

State registration date of the issue: 25.10.2002

The name of registration body that conducted the securities issue state registration: Russia's FFMS

The quantity of the issue securities: 498 pieces

The amount of securities issue at face value: RUR 1 245 000

Date of maturity of the issue securities: 24.01.2001 – 24.01.2003

Reason for the issue securities redemption (cancellation):

Fulfillment of obligations on the securities.


Issue № 3:

Kind, series (type), form and other identification features of securities:

Kind: bonds

Series: 3 – O

Type: interest rate

Form: registered uncertified

State registration number of the issue: № 4-03-00137-A

State registration date of the issue: 25.10.2002

The name of registration body that conducted the securities issue state registration: Russia's FFMS

The quantity of the issue securities: 498 pieces

The amount of securities issue at face value: RUR 1 250 000

Date of maturity of the issue securities: 24.01.2001 – 24.01.2003

Reason for the issue securities redemption (cancellation):

Fulfillment of obligations on the securities.


Issue № 4

Kind, series (type), form and other identification features of securities:

Kind: bonds

Series: 4 – O

Type: *interest rate*

Form: *registered uncertified*

State registration number of the securities issue: *№ 4-04-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *236 pieces*

The amount of securities issue at face value: *RUR 590 000*

Date of maturity of the issue securities: *24.01.2001 – 24.01.2003*

Reason for the issue securities redemption (cancellation):

*The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by implementing order № 03 - 100/p of 24.01.2003 of Russia's FFMS.*


Issue *№ 5*

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *5 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the securities issue: *№ 4-05-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

The amount of securities issue at face value: *RUR 1 250 000*

Date of maturity of the issue securities: *13.12.2001 – 24.01.2003*

Reason for the issue securities redemption (cancellation):

*Russia's FFMS implementing order № 03 - 100/p of 24.01.2003*


Issue *№ 6*

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *6 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the securities issue: *№ 4-06-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

The amount of securities issue at face value: *RUR 1 250 000*

Date of maturity of the issue securities: *20.10.2001 – 24.01.2003*

Reason for the issue securities redemption (cancellation):

*Russia's FFMS implementing order № 03 - 100/p of 24.01.2003*


Issue *№ 7*

Kind, series (type), form and other identification features of securities:

    Kind: *bonds*

    Series: *7 – O*

    Type: *interest rate*

    Form: *registered uncertified*

State registration number of the securities issue: *№ 4-07-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *120 pieces*

The amount of securities issue at face value: *RUR 300 000*

Date of maturity of the issue securities: *27.11.2001 – 24.01.2003*

Reason for the issue securities redemption (cancellation):

*Russia's FFMS implementing order № 03 - 100/p of 24.01.2003*


Issue *№ 8*

Kind, series (type), form and other identification features of securities:

    Kind: *bonds*

    Series: *8 – O*

    Type: *interest rate*

    Form: *registered uncertified*

State registration number of the securities issue: *№ 4-08-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *11 pieces*

The amount of securities issue at face value: *RUR 44 000*

Date of maturity of the issue securities: *24.01.2001 – 24.01.2003*

Reason for the issue securities redemption (cancellation):

*Russia's FFMS implementing order № 03 - 100/p of 24.01.2003*


    Issue *№ 9*:

Kind, series (type), form and other identification features of securities:

    Kind: *bonds*

    Series: *9 – O*

    Type: *interest rate*

    Form: *registered uncertified*

State registration number of the issue: *№ 4-09-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *321 pieces*

The amount of securities issue at face value: *RUR 802 500*

Date of maturity of the issue securities: *06.11.2001 – 06.11.2003*

Reason for the issue securities redemption (cancellation):

*Fulfillment of obligations on the securities.*

Issue № 10:

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *10 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-10-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *488 pieces*

The amount of securities issue at face value: *RUR 1 220 000*

Date of maturity of the issue securities: *06.11.2001 – 06.11.2003*

Reason for the issue securities redemption (cancellation):

*Fulfillment of obligations on the securities.*


Issue № 11:

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *11 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-11-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *280 pieces*

The amount of securities issue at face value: *RUR 700 000*

Date of maturity of the issue securities: *06.11.2001 – 06.11.2003*

Reason for the issue securities redemption (cancellation):

*Fulfillment of obligations on the securities.*


Issue № 12:

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *12 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-12-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *334 pieces*

The amount of securities issue at face value: *RUR 835 000*

Date of maturity of the issue securities: *06.11.2001 – 06.11.2003*

Reason for the issue securities redemption (cancellation):
*Fulfillment of obligations on the securities.*


Issue № 13

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *13 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the securities issue: *№ 4-13-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

The amount of securities issue at face value: *RUR 1 250 000*

Date of maturity of the issue securities: *06.11.2001 – 06.11.2003*

Reason for the issue securities redemption (cancellation):
*Russia's FFMS implementing order № 03 - 100/p of 24.01.2003*


Issue № 14:

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *14 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-14-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

The amount of securities issue at face value: *RUR 1 250 000*

Date of maturity of the issue securities: *06.11.2001 – 06.11.2003*

Reason for the issue securities redemption (cancellation):
*Fulfillment of obligations on the securities.*


Issue № 15

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *15 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the securities issue: *№ 4-15-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

The amount of securities issue at face value: *RUR 1 250 000*
Date of maturity of the issue securities: *04.09.2001 –04.09.2003*
Reason for the issue securities redemption (cancellation):
*Russia's FFMS implementing order № 03 - 100/p of 24.01.2003*

Issue № 16
Kind, series (type), form and other identification features of securities:
   Kind: *bonds*
   Series: *16 – O*
   Type: *interest rate*
   Form: *registered uncertified*
State registration number of the securities issue: *№ 4-16-00137-A*
State registration date of the securities issue: *25.10.2002*
The name of registration body that conducted the securities issue state registration: *Russia's FFMS*
The quantity of the issue securities: *250 pieces*
The amount of securities issue at face value: *RUR 625 000*
Date of maturity of the issue securities: *04.09.2001 – 04.09.2003*
Reason for the issue securities redemption (cancellation):
*Russia's FFMS implementing order № 03 - 100/p of 24.01.2003*

Issue № 17:
Kind, series (type), form and other identification features of securities:
   Kind: *bonds*
    Series: *17 – O*
   Type: *interest rate*
   Form: *registered uncertified*
State registration number of the issue: *№ 4-17-00137-A*
State registration date of the issue: *25.10.2002*
The name of registration body that conducted the securities issue state registration: *Russia's FFMS*
The quantity of the issue securities: *40 pieces*
The amount of securities issue at face value: *RUR 200 000*
Date of maturity of the issue securities: *19.07.2001 – 19.07.2003*
Reason for the issue securities redemption (cancellation):
*Fulfillment of obligations on the securities.*

Issue № 18:
Kind, series (type), form and other identification features of securities:
   Kind: *bonds*
   Series: *18 – O*
   Type: *interest rate*
   Form: *registered uncertified*
State registration number of the issue: *№ 4-18-00137-A*
State registration date of the issue: *25.10.2002*
The name of registration body that conducted the securities issue state registration: *Russia's*

*FFMS*
The quantity of the issue securities: *182 pieces*
The amount of securities issue at face value: *RUR 1 092 000*
Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*
Reason for the issue securities redemption (cancellation):
*Fulfillment of obligations on the securities.*


Issue № 19:
Kind, series (type), form and other identification features of securities:.

    Kind: *bonds*

    Series: *19 – O*

    Type: *interest rate*

    Form: *registered uncertified*

State registration number of the issue: *№ 4-19-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *70 pieces*

The amount of securities issue at face value: *RUR 420 000*

Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*

Reason for the issue securities redemption (cancellation):
*Fulfillment of obligations on the securities.*


Issue № 20:
Kind, series (type), form and other identification features of securities:

    Kind: *bonds*

    Series: *20 – O*

    Type: *interest rate*

    Form: *registered uncertified*

State registration number of the issue: *№ 4-20-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *405 pieces*

The amount of securities issue at face value: *RUR 2 430 000*

Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*

Reason for the issue securities redemption (cancellation):
*Fulfillment of obligations on the securities.*


Issue № 21:
Kind, series (type), form and other identification features of securities:

    Kind:    *bonds*

    Series: *21 – O*

    Type: *interest rate*

    Form: *registered uncertified*

State registration number of the issue: *№ 4-21-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: *288 pieces*

Par value of each security of the issue: ***RUR 6 000***

The amount of securities issue at par value: ***RUR 1 728 000***

Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*

Reason for the issue securities redemption (cancellation):

***Fulfillment of obligations on the securities.***


Issue № 22

Kind, series (type), form and other identification features of securities:

　　Kind: ***bonds***

　　Series: *22 – O*

　　Type: ***interest rate***

　　Form: ***registered uncertified***

State registration number of the issue: *№ 4-22-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: *417 pieces*

The amount of securities issue at par value: ***RUR 2 502 000***

Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*

Reason for the issue securities redemption (cancellation):

***Fulfillment of obligations on the securities.***


Issue *№ 23*

Kind, series (type), form and other identification features of securities:

　　Kind: ***bonds***

　　Series: *23 – O*

　　Type: ***interest rate***

　　Form: ***registered uncertified***

State registration number of the securities issue: *№ 4-23-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: *116 pieces*

The amount of securities issue at par value: ***RUR 696 000***

Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*

Reason for the issue securities redemption (cancellation):

***Russia's FFMS implementing order № 03 - 100/p of 24.01.2003***


Issue № 24:

Kind, series (type), form and other identification features of securities:

　　Kind: ***bonds***

　　Series: *24 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-24-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

The amount of securities issue at par value: *RUR 3 000 000*

Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*

Reason for the issue securities redemption (cancellation):

*Fulfillment of obligations on the securities.*

Issue № 25:

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *25 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-25-00137-A*

State registration date of the issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *180 pieces*

The amount of securities issue at par value: *RUR 1 080 000*

Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*

Reason for the issue securities redemption (cancellation):

*Fulfillment of obligations on the securities.*

Issue № 26

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *26 – O*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the securities issue: *№ 4-26-00137-A*

State registration date of the securities issue: *25.10.2002*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *35 pieces*

The amount of securities issue at par value: *RUR 315 000*

Date of maturity of the issue securities: *25.10.2002 – 15.04.2004*

Reason for the issue securities redemption (cancellation):

*Russia's FFMS implementing order № 03 - 100/p of 24.01.2003*

Issue № 43:

Kind, series (type), form and other identification features of securities:

Kind: *bonds*
Series: *BT – 1*
Type: *interest rate*
Form: *certified, bearer*

State registration number of the issue: *№ 4-43-00137-A*

State registration date of the issue: *24.01.2003*:

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The quantity of the issue securities: *1 000 000 pieces*

The amount of securities issue at par value: *RUR 1 000 000 000*

Date of maturity of the issue securities: *21.02.2006*

Reason for the issue securities redemption (cancellation):

*Fulfillment of obligations on the securities.*

## 8.3.2. Data on the issues, the securities of which are in circulation

Total quantity of the issuer's securities – *bonds* in circulation: *8 483 899 pieces.*

Total amount at par value of the issuer's securities – *bonds* in circulation: *RUR 8 367 856 700*

Issue № 27:

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *1 – C*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-27-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *143 890 pieces*

*The quantity of placed securities of the issue: 143 440*

*The quantity of circulating securities of the issue: 61 435*

Par value of each valuable paper of the issue: *RUR 100*

The amount of securities issue at par value: *RUR 14 344 000*

The rights granted by each valuable paper of the issue:

*1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;*

*2) To receive the fixed accrued interest at the rate of 1% per annum of the bond par value at repayment from the issuer in the procedure and during the time specified in the issue Prospectus;*

*3) To get, at availability of a technical feasibility, an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays for the access to a telephone network under the tariff rates valid at the time of granting the said service. Granting an extraordinary access to a telephone network is the execution of the obligation certified by the bond. The procedure of determining technical feasibility of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;*

*4) To receive from the issuer at the Company's liquidation of the par value of the bond in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation.*


The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to a bank on the basis of an application of the owner within 30 days since the date of the application submission. The cycle of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.*


The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 1% per annum of the bond par value.*


Issue № 28:

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *2 – C*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-28-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *6 233 pieces*

*The quantity of placed securities of the issue: 6 218*

*The quantity of circulating securities of the issue: 6 218*

Par value of each valuable paper of the issue: *RUR 3 000*

The amount of securities issue at par value: *RUR 18 654 000*

The rights granted by each valuable paper of the issue:

*1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;*

*2) To receive the fixed accrued interest at the rate of 7% per annum of the bond par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;*

*3) To get one extraordinary access to a telephone network subject to technical feasibility of telephone installation;*

292

*4) To receive from the issuer at liquidation of the Company the par value of the bond in order of) priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:*

*- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;*
*- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;*
*- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;*
*- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;*
*- In the fifth stage, settlements with other creditors are made according to the law, this concerns bonds owners.*
*Other rights stipulated by the Russian Federation legislation are not granted.*


The procedure, terms and conditions of the issue securities repayment:

*From the time of repayment claiming presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in optional form.*
*The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond par value for the entire circulation time.*
*Cycle of settlements with the owner of bonds: lumpsum.*
*The form of payment: cash, non-cash.*
*Payments are made:*
*- By cash from cash department of the enterprise to the address from which the application has been sent;*
*- By bank transfer to the settlement account in bank (banking details should be specified in the application of the bond's owner).*
*Prescheduled repayment is not provided for.*


The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 7% per annum of the bond par value.*


Issue № 29:


Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *3 – C*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-29-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: *3 231 pieces*

*The quantity of placed securities of the issue: 3 229*

*The quantity of circulating securities of the issue: 3 229*

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 6 458 000***

The rights granted by each valuable paper of the issue:

*1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;*

*2) To receive the fixed accrued interest at the rate of 7% per annum of the bond par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;*

*3) To get one extraordinary access to a telephone network subject to technical feasibility of telephone installation;*

*4) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:*

*- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;*

*- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;*

*- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;*

*- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;*

*- In the fifth stage, settlements with other creditors are made according to the law, this concerns bonds owners.*

*Other rights stipulated by the Russian Federation legislation are not granted.*

The procedure, terms and conditions of the issue securities repayment:

*From the time of repayment claiming presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in optional form.*

*The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond par value for the entire circulation time.*

*Cycle of settlements with the owner of bonds: lumpsum.*

*The form of payment: cash, non-cash.*

*Payments are made:*

*- By cash from cash department of the enterprise to the address from which the application has been sent;*

*- By bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).*

*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of*

*the application for repayment of the bond at the rate of 7% per annum of the bond par value.*

Issue № 30

Kind, series (type), form and other identification features of securities:

    Kind: *bonds*

    Series: *4 – C*

    Type: *interest rate*

    Form: *registered uncertified*

State registration number of the issue: *№ 4-30-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: *5 995 pieces*

*The quantity of placed securities of the issue: 5 967*

*The quantity of circulating securities of the issue: 5 967*

Par value of each valuable paper of the issue: ***RUR 2 500***

The amount of securities issue at par value: ***RUR 14 917 500***

The rights granted by each valuable paper of the issue:

*1) To receive the par value of the bond at its repayment from the issuer;*

*2) To get one extraordinary access to a telephone network (subject to technical feasibility); The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;*

*3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:*

*- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;*

*- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;*

*- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;*

*- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;*

*- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.*

The procedure, terms and conditions of the issue securities repayment:

*The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.*

*The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.*

*Payments are made within 30 days since the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.*

*Cycle of settlements with the owner of the bond: lumpsum.*

*The form of payment: cash, non-cash*

295

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.*

## Issue № 31

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *5 – C*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-31-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *800 pieces*

*The quantity of placed securities of the issue: 800*

*The quantity of circulating securities of the issue: 800*

Par value of each valuable paper of the issue: *RUR 700*

The amount of securities issue at face value: *RUR 560 000*

The rights granted by each valuable paper of the issue:

*1) To receive the par value of the bond at its repayment from the issuer;*

*2) To get an extraordinary access to a telephone network (subject to technical feasibility). The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;*

*3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:*

*- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;*

*- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;*

*- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;*

*- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;*

*- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.*

The procedure, terms and conditions of the issue securities repayment:

*The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.*

*The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.*
*Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.*
*Cycle of settlements with the owner of the bond: lumpsum.*
*The form of payment: cash, non-cash*
*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
*Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.*

## Issue № 32

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *6 – C*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-32-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *1 500 pieces*

*The quantity of placed securities of the issue: 1 499*

*The quantity of circulating securities of the issue: 1 499*

Par value of each valuable paper of the issue: *RUR 1 400*

The amount of securities issue at par value: *RUR 2 098 600*

The rights granted by each valuable paper of the issue:

*1) To receive the par value of the bond at its repayment from the issuer;*
*2) To get one extraordinary access to a telephone network (subject to technical feasibility).*
*The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;*
*3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:*
*- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;*
*- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;*
*- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;*
*- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;*

297

*- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.*

The procedure, terms and conditions of the issue securities repayment:

*The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.*

*The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.*

*Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.*

*Cycle of settlements with the owner of the bond: lumpsum.*

*The form of payment: cash, non-cash*

*Prescheduled repayment is not provided for.*

● The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.*

## Issue № 33

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *1 – Y*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-33-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

● The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body carried out state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *18 246 pieces*

*The quantity of placed securities of the issue: 18 246*

*The quantity of circulating securities of the issue: 20*

Par value of each valuable paper of the issue: *RUR 100*

The amount of securities issue at par value: *RUR 1 824 600*

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*
*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

### Issue № 34

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *2 – У*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-34-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 1*

Par value of each valuable paper of the issue: *RUR 2 000*

The amount of securities issue at par value: *RUR 1 000 000*

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:
*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*
*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of*

*the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

Issue № 35

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *3 – У*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-35-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 4*

Par value of each valuable paper of the issue: *RUR 2 000*

The amount of securities issue at par value: *RUR 1 000 000*

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*


The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*
*Prescheduled repayment is not provided for.*


The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*


Issue № 36

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *4 – У*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-36-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 1*

Par value of each valuable paper of the issue: *RUR 2 000*

The amount of securities issue at par value: *RUR 1 000 000*

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*

*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

### Issue № 37

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *5 – У*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-37-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 1*

Par value of each valuable paper of the issue: **RUR 2 000**

The amount of securities issue at par value: **RUR 1 000 000**

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*

*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

### Issue № 38

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *6 – У*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-38-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of state registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 500*

Par value of each valuable paper of the issue: **RUR 2 000**

The amount of securities issue at par value: **RUR 1 000 000**

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*

*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

Issue № 39

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *7 – У*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-39-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 500*

Par value of each valuable paper of the issue: *RUR 2 000*

The amount of securities issue at par value: *RUR 1 000 000*

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*

*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation for repayment for the period*

*from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

Issue № 40

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *8 – У*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: *№ 4-40-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 500*

Par value of each valuable paper of the issue: *RUR 2 000*

The amount of securities issue at par value: *RUR 1 000 000*

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*

*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

Issue № 41

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *9 – У*

Type: *interest rate*

Form: *registered uncertified*

304

State registration number of the issue: № 4-41-00137-A

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 500*

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

*The bond owner has the right:*

*- To receive the bond par value at its repayment from the issuer;*

*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*

*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:

*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*

*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

Issue № 42

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *10 – У*

Type: *interest rate*

Form: *registered uncertified*

State registration number of the issue: № *4-42-00137-A*

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: *24.01.2003*

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: *500 pieces*

*The quantity of placed securities of the issue: 500*

*The quantity of circulating securities of the issue: 500*
Par value of each valuable paper of the issue: *RUR 2 000*
The amount of securities issue at par value: *RUR 1 000 000*
The rights granted by each valuable paper of the issue:
*The bond owner has the right:*
*- To receive the bond par value at its repayment from the issuer;*
*- To receive cash income at the rate of 0,1% of the bond par value at repayment;*
*- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.*

The procedure, terms and conditions of the issue securities repayment:
*The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.*
*Prescheduled repayment is not provided for.*

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
*Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.*

Issue № 44
Kind, series (type), form and other identification features of securities:
      Kind: *bonds*
      Series: *BT – 2*
      Type: *interest rate*
      Form: *bearer, certified*
State registration number of the issue: *№ 4-44-00137-A*
State registration date of the issue: *10.11.2005*
State registration date of the report on the issue results: *11.01.2006*
The name of registration body that conducted the securities issue state registration: *Russia's FFMS*
The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*
The quantity of the issue securities: *3 000 000 pieces*
Par value of each valuable paper of the issue: *RUR 1 000*
The amount of securities issue at par value: *RUR 3 000 000 000*
The rights granted by each valuable paper of the issue:
      *The Bond owner has the right to receive all parts of the bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.*
      *The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.*

*The Bond owner has the right to receive appropriate part of the par value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.*

*All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.*

*In case of the Issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds par value (including default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds owners, have the right to address the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interest according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds par value from the person who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

*If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided, without the transfer of rights for the Bond is invalid.*

*The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.*

*The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.*


BT-2 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.


Full and abbreviated brand name of the depositary practicing centralized custody:
*Non-commercial partnership "National depositary center", NDC*
Depositary's location: *Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow*
The number of license of professional participant of securities market for carrying out the activities of a depositary at securities market: *177-03431-000100*
Date of issue: *04.12.2000.*
The validity term of the depositary's license for carrying out the activities of a depositary:
*Unlimited*
The body that issued the license: *Russia's FFMS*


Procedure, terms and conditions of repayment of the issue securities:
 *The Bonds are retired in succession by installments during the following periods:*

 *On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,*
*On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,*
*On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,*
*On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,*

*On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue.*

*The retirement of appropriate part of the Bonds par value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).*

*It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.*

*The Bonds owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.*

*The Issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").*

*NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.*

*In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:*

- *full name /name, surname, patronymic of the Bonds owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;*
- *bank account details of the person authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds owner;*
- *taxable status of the Bond owner;*

*In case if the Bonds' owner is a legal non-resident person:*
- *taxpayer ID – if available;*

*In case if the Bonds owner is a natural person:*
- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

*The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC trading day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").*

*The repayment of appropriate part of the Bonds par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.*

*In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.*

*In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.*

*Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified list including the following data:*

*a) Full name of the person authorized to receive the Bonds repayment sums;*

*b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;*

*c) The location and the mail address of the person authorized to receive the Bonds repayment sums;*

*d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:*

*- account number;*

*- the bank name where the account is established;*

*- the bank correspondent account where the account is established;*

*- bank identification code and TIN of the bank where the account is established.*

*e) Taxpayer identification number of the person authorized to receive the Bonds repayment sums;*

*f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.*

*The Bonds Owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.*

*In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.*

*Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.*

*Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.*

*On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.*

*In case one person is authorized by several owners of the Bonds to receive the repayment sums of the appropriate part of the Bonds par value, then this person is transferred the total sum without breakdown for each owner of the Bonds.*

*The Bonds are repaid by non-cash money resources in the Russian Federation currency.*

*Prescheduled repayment of the Bonds by the Issuer is not provided for.*

Size of the bonds interest (coupon) yield:

*The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.*

*The size of coupon yield for each coupon is calculated by the following formula:*

$$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%),$$

*Where,*

*j - serial number of coupon period, j=1,2..9, 10;*

*Kj - the size of coupon yield for each Bond (RUR);*

*Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);*

*Cj - the size of the interest rate of the j-th coupon, in per cent per annum;*

*T(j-1) - the start date of the j-th coupon period;*

*T(j) - the end date of the j-th coupon period.*

*The size of coupon yield for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).*

*The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.*

*The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.*

*The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure established in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

*The issuer's General Director made the decision on defining the interest size (coupon) on BT-2 series Bonds (Order № 459 of December 06, 2005):*

| Coupon's number | Date of payment | Coupon rate size, % | Yield size per 1 Bond, RUR | Total amount of yield, RUR |
|---|---|---|---|---|
| 1-st coupon | 06.06.2006 | 8,20 % per annum | 40,89 | 122 670 000 |
| 2-nd coupon | 05.12.2006 | 8,20 % per annum | 40,89 | 122 670 000 |
| 3-d coupon | 05.06.2007 | 8,20 % per annum | 40,89 | 122 670 000 |
| 4-th coupon | 04.12.2007 | 8,20 % per annum | 40,89 | 122 670 000 |
| 5-th coupon | 03.06.2008 | 8,20 % per annum | 40,89 | 122 670 000 |
| 6-th coupon | 02.12.2008 | 8,20 % per annum | 40,89 | 122 670 000 |
| 7-th coupon | It is defined by the issuer | | | |
| 8-th coupon | It is defined by the issuer | | | |
| 9-th coupon | It is defined by the issuer | | | |
| 10-th coupon | It is defined by the issuer | | | |

The procedure and the terms and conditions of payment of the bonds interest (coupon) yield:

*The Bonds coupon yield is paid in the Russian Federation currency by clearing to the persons indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.*
*It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.*

*The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.*
*In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:*
- *full name /name, surname, patronymic of the Bonds owner;*
- *the quantity of Bonds it owns;*
- *full name of the person authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;*
- *bank account details of the person authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN ) of the Bonds owner;*
- *taxable status of the Bond owner;*

*In case if the Bonds owner is a legal non-resident person:*
- *taxpayer ID – if available;*

*In case if the Bonds owner is a natural person:*
- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

*Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment date the Depositary provides the Issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:*

*a) Full name of the person authorized to receive the Bonds coupon yield sum;*

*b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;*

*c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;*

*d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:*

*- account number;*

*- the bank name where the account is established;*

*- the bank correspondent account where the account is established;*

*- the bank identification code where the account is established;*

*e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sum;*

*f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).*

*The Bonds owner or Holder independently keeps track of completeness and actuality of bank account details provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to a person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or Holder or available at the Depositary, do not allow for the timely transferring monetary assets to them by the Issuer's Paying agent, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.*

*Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.*

*Basing on the list of the Bonds owners and Holders, provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.*

*On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person is authorized by several owners of the Bonds to receive the Bonds coupon yield sum, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.*

*The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds owners and Holders.*

*Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.*

The kind of provided security:
*Guarantee*

Issue № **45**

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *BT – 3*

Type: *interest rate*

Form: *bearer, certified*

State registration number of the issue: *№ 4-45-00137-A*

State registration date of the issue: *10.11.2005*

State registration date of the report on the issue results: *11.01.2006*

The name of registration body that conducted the securities issue state registration: *Russia's FFMS*

The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*

The quantity of the issue securities: *2 300 000 pieces*

Par value of each valuable paper of the issue: *RUR 1 000*

The amount of securities issue at par value: *RUR 2 300 000 000*

The rights granted by each valuable paper of the issue:

*The Bond owner has the right to receive all parts of the bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.*

*The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.*

*The Bond owner has the right to receive appropriate part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure, stipulated by the Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.*

*All the issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.*

*In case of the issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds par value (including the case of default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds owners, have the right to address the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interests according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds par value from the person who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

*If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided without the transfer of rights for the Bond is invalid.*

*The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.*

*The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.*

313

BT-3 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
*Non-commercial partnership "National depositary center", NDC*
Depositary's location: *Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow*
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: *177-03431-000100*
Date of issue: *04.12.2000.*
The validity term of the depositary's license for carrying out the activity of a depositary:
*Unlimited*
The body that issued the license: *Russia's FFMS*

Procedure, terms and conditions of repayment of the issue securities:
*The Bonds are retired in succession by installments during the following periods:*
*On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,*
*On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,*
*On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,*
*On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,*
*On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue.*
*The retirement of appropriate part of the Bonds par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).*

*It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.*

*The Bonds Owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.*
*The issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").*
*NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.*
*In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:*
- *full name /name, surname, patronymic of the Bonds owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;*
- *bank account details of the person authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds owner;*

314

- *taxable status of the Bond owner;*

*In case if the Bonds owner is a legal non-resident person:*
- *taxpayer ID – if available;*

*In case of the Bonds' owner is a natural person:*
- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

*The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC trading day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").*

*The repayment of appropriate part of the Bonds par value with respect to the owner, included into the list of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.*

*In case when a nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.*

*In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.*

*Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:*

*a) Full name of the person authorized to receive the Bonds repayment sums;*

*b) The quantity of the Bonds tallied at the owner custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;*

*c) The location and the mail address of the person authorized to receive the Bonds repayment sums;*

*d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:*

*- account number;*

*- the bank name where the account is established;*

*- the bank correspondent account where the account is established;*

*- bank identification code and TIN of the bank where the account is established.*

*e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds repayment sums;*

*f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.*

*The Bonds owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.*

*In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other*

315

*information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.*

*Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.*

*Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.*

*On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.*

*In case one person is authorized by several owners of the Bonds to receive the repayment sums of the appropriate part of the Bonds par value, then this person is transferred the total sum without breakdown for each owner of the Bonds.*

*The Bonds are repaid by money resources in the Russian Federation currency by clearing.*

*The Bonds owners option of the form of the Bonds repayment is not provided for.*

Size of the bonds interest (coupon) yield:

*The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.*
*The size of coupon yield for each coupon is calculated by the following formula:*

$$Kj = Cj * Nom * (T(j) - T(j-1))/(365*100\%),$$
*Where,*
*j - serial number of coupon period, j=1,2..9, 10;*
*Kj - the size of coupon yield for each Bond (RUR);*
*Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);*
*Cj - the size of the interest rate of the j-th coupon, in per cent per annum;*
*T(j-1) - the start date of the j-th coupon period;*
*T(j) - the end date of the j-th coupon period.*

*The size of coupon yield for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).*

*The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum.*

316

*The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.*

*The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure provided in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

*The issuer's General Director made the decision on defining the interest size (coupon) on BT-3 series Bonds (Order № 460 of December 06, 2005):*

| Coupon number | Date of payment | Coupon rate size, % | Yield size per 1 Bond, RUR | Total amount of yield, RUR |
|---|---|---|---|---|
| 1-st coupon | 06.06.2006 | 8,50 | 42,38 | 97 474 000 |
| 2-nd coupon | 05.12.2006 | 8,50 | 42,38 | 97 474 000 |
| 3-d coupon | 05.06.2007 | 8,50 | 42,38 | 97 474 000 |
| 4-th coupon | 04.12.2007 | 8,50 | 42,38 | 97 474 000 |
| 5-th coupon | 03.06.2008 | 8,50 | 42,38 | 97 474 000 |
| 6-th coupon | 02.12.2008 | 8,50 | 42,38 | 97 474 000 |
| 7-th coupon | 02.06.2009 | 8,50 | 33,91 | 77 993 000 |
| 8-th coupon | 01.12.2009 | 8,50 | 25,43 | 58 489 000 |
| 9-th coupon | 01.06.2010 | 8,50 | 16,95 | 38 985 000 |
| 10-th coupon | 30.11.2010 | 8,50 | 8,48 | 19 504 000 |

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:

*The Bonds coupon yield is paid in the Russian Federation currency by clearing to the persons indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.*

*It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds' owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.*

*The Bonds coupon yield payment is made in favor of the Bonds' owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.*

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;
- the quantity of Bonds it owns;
- full name of the person authorized to receive the Bonds repayment sums;
- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;
- bank account details of the person authorized to receive the Bonds repayment sums;
- taxpayer identification number (TIN) of the Bonds owner;
- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;
- number of state pension insurance certificate of the Bonds owner (if available);
- TIN of the Bonds owner (if available);
- day, month and year of birth of the Bonds owner.

Not later than on the 4-th (fourth) business day prior to the date of Bonds coupon yield payment the Depositary provides the issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:

a) Full name of the person authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;

d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:

- account number;
- the bank name where the account is established;
- the bank correspondent account where the account is established;
- the bank identification code where the account is established;

e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;

f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds owner or Holder independently keeps track of completeness and actuality of bank account details provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to a person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them by the issuer's Paying agent, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and Holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person is authorized to receive the Bonds coupon yield sum by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

The kind of provided security:
*Guarantee*

Issue № 46
Kind, series (type), form and other identification features of securities:
　　Kind: *bonds*
　　Series: *BT – 4*
　　Type: *interest rate*
　　Form: *bearer, certified*
State registration number of the issue: *№ 4-46-00137-A*
State registration date of the issue: *06.06.2006*
State registration date of the report on the securities issue results: *19.10.2006*
The name of registration body that conducted the securities issue state registration: *Russia's FFMS*
The name of registration body that conducted state registration of the report on the securities issue results: *Russia's FFMS*
The quantity of the issue securities: *3 000 000 pieces*
Par value of each valuable paper of the issue: *RUR 1 000*
The amount of securities issue at par value: *RUR 3 000 000 000*
The rights granted by each valuable paper of the issue:

The Bond owner has the right to receive all parts of the Bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The Bond owner has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering

*memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2. of the securities Offering memorandum.*

*The Bond owner has the right to receive the outstanding part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The outstanding amount of the Bond par value means the difference between the par value of the issue Bond and the part of the Bond par value paid to the owners in accordance with the Decision on the securities issue and the securities Offering memorandum.*

*The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.*

*All the issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds owners.*

*In case of the issuer's non-performance of obligation on the payment of coupon yield and/or appropriate part of the Bonds par value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interest according to article 811 of the Russian Federation Civil Code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligations on the payment of coupon yield and/or appropriate part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds par value from the person who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

*If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.*

*The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.*

*The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.*

BT-4 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
*Non-commercial partnership "National depositary center", NDC*
Depositary's location: *Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow*
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: *177-03431-000100*
Date of issue: *04.12.2000.*
The validity term of the depositary's license for carrying out the activity of a depositary:
*Unlimited*
The body that issued the license: *Russia's FFMS*

Procedure, terms and conditions of repayment of the issue securities:
*The Bonds are retired in succession by installments during the following periods:*
*On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;*

On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value.

The retirement of each part of the Bonds par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.

The Bonds owners, their authorized persons including NDC depositors independently keep track of completeness and actuality of provided data and bear all risks related to this.

The issuer meets its obligations on the retirement of each part of the Bonds par value on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than on 5-th (fifth) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of the Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;
- the quantity of the Bonds it owns;
- full name of the person authorized to receive repayment sums under the Bonds;
- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;
- bank account details of the person authorized to receive repayment sums under the Bonds;
- taxpayer identification number (TIN ) of the Bonds owner;
- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;
- number of state pension insurance certificate of the Bonds owner (if available);
- TIN of the Bonds owner (if available);
- day, month and year of birth of the Bonds owner.

The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC transaction day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

*In case when a nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.*

*In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.*

*Not later than on the 3-d (third) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the issuer and/or the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:*

*a) Full name of the person authorized to receive the Bonds repayment sums;*

*b) The quantity of the Bonds tallied at the owner custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;*

*c) The location and the mail address of the person authorized to receive the Bonds repayment sums;*

*d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:*

*- account number;*

*- the bank name where the account is established;*

*- the bank correspondent account where the account is established;*

*- bank identification code where the account is established.*

*e) Taxpayer identification number of the person authorized to receive the Bonds repayment sums;*

*f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.*

*The Bonds owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.*

*In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.*

*Not later than 1 (one) business day prior the date of the repayment of the appropriate part of the Bonds par value, the issuer transfers the required money resources to the account of the Paying agent.*

*Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.*

*On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.*

*In case one person is authorized to receive the repayment sums of the appropriate part of the Bonds par value by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.*

*The Bonds are repaid by money resources in the Russian Federation currency by clearing.*

*Prescheduled repayment of the Bonds by the issuer is not provided for. (item 9.5 of the Decision on the securities issue).*

Size of the bonds interest (coupon) yield:

*The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum.*

*The size of coupon yield for each coupon is calculated by the following formula:*

$$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%),$$

*Where,*

*j - serial number of coupon period, j=1, 2, …27,28;*

*Kj - the size of coupon yield for each Bond (RUR);*

*Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);*

*Cj - the size of the interest rate of the j-th coupon, in per cent per annum;*

*T(j-1) - the start date of the j-th coupon period;*

*T(j) - the end date of the j-th coupon period.*

*The size of coupon yield for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).*

*The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.*

*The procedure of defining the size of coupon yield for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is similar to the procedure of defining the coupon yield for the first coupon.*

*The interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is defined in accordance with the procedure provided in item 9.3 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.*

*The issuer's General Director made the decision on defining the interest size (coupon) on BT-4 series Bonds (Order № 422 of September 12, 2006):*

| Coupon number | Date of payment | Coupon rate size, % | Yield size per 1 Bond, RUR | Total amount of yield, RUR |
|---|---|---|---|---|
| 1-st coupon | 12.12.2006 | 7,99 | 19,92 | 59 760 000 |
| 2-nd coupon | 13.03.2007 | 7,99 | 19,92 | 59 760 000 |
| 3-d coupon | 12.06.2007 | 7,99 | 19,92 | 59 760 000 |
| 4-th coupon | 11.09.2007 | 7,99 | 19,92 | 59 760 000 |

| | | | | |
|---|---|---|---|---|
| 5-th coupon | 11.12.2007 | 7,99 | 19,92 | 59 760 000 |
| 6-th coupon | 11.03.2008 | 7,99 | 19,92 | 59 760 000 |
| 7-th coupon | 10.06.2008 | 7,99 | 19,92 | 59 760 000 |
| 8-th coupon | 09.09.2008 | 7,99 | 19,92 | 59 760 000 |
| 9-th coupon | 09.12.2008 | 7,99 | 19,92 | 59 760 000 |
| 10-th coupon | 10.03.2009 | 7,99 | 19,92 | 59 760 000 |
| 11-th coupon | 09.06.2009 | 7,99 | 19,92 | 59 760 000 |
| 12-th coupon | 08.09.2009 | 7,99 | 19,92 | 59 760 000 |
| 13-th coupon | It is defined by the issuer | | | |
| 14-th coupon | It is defined by the issuer | | | |
| 15-th coupon | It is defined by the issuer | | | |
| 16-th coupon | It is defined by the issuer | | | |
| 17-th coupon | It is defined by the issuer | | | |
| 18-th coupon | It is defined by the issuer | | | |
| 19-th coupon | It is defined by the issuer | | | |
| 20-th coupon | It is defined by the issuer | | | |
| 21-st coupon | It is defined by the issuer | | | |
| 22-nd coupon | It is defined by the issuer | | | |
| 23-d coupon | It is defined by the issuer | | | |
| 24-th coupon | It is defined by the issuer | | | |
| 25-th coupon | It is defined by the issuer | | | |
| 26-th coupon | It is defined by the issuer | | | |
| 27-th coupon | It is defined by the issuer | | | |
| 28-th coupon | It is defined by the issuer | | | |

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:

*The Bonds coupon yield is paid in the Russian Federation currency by non-cash money resources to the persons indicated in the List of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.*

*It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and /or other persons not authorized by its clients to receive the Bonds coupon yield, not later than on the 5-th (fifth) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites provided in the List of owners and /or nominee holders of Bonds, as specified below.*

*The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of*

*the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment").*

*Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.*

*In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:*
- *full name /name, surname, patronymic of the Bonds owner;*
- *the quantity of Bonds it owns;*
- *full name of the person authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds;*
- *bank account details of the person authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN) of the Bonds owner;*
- *taxable status of the Bond owner;*

*In case if the Bonds owner is a legal non-resident person:*
- *taxpayer ID – if available;*

*In case if the Bonds owner is a natural person:*
- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

*Not later than on the 3-d (third) business day prior to the Bonds coupon yield payment date the Depositary provides the issuer and/or the Paying agent with the List of owners and/or nominee holders of the Bonds drawn up as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment, the specified List containing the following data:*

a) Full name of the person authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;

d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the bank name where the account is established;

- the bank correspondent account where the account is established;

- the bank identification code where the account is established;

e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;

*f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).*

*The Bonds owner or nominee holder independently keeps track of completeness and actuality of bank account details, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to the person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or nominee holder or available at the Depositary, do not allow for the Paying agent timely transferring monetary assets, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.*

*Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.*

*Basing on the list of the Bonds owners and/or nominee holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or nominee holder authorized to receive the Bonds coupon yield sum.*

*On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or nominee holders indicated in the list of the Bonds owners and/or nominee holders. In case one person is authorized to receive the Bonds coupon yield sum by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.*

*The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying in favor of the Bonds owners and Holders.*

*The yield for the twentieth, twenty second, twenty fourth, twenty sixth and twenty eighth coupons is paid in accordance with the dates provided in item 9.4 of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.*

The kind of provided security:
*Guarantee*

**8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)**

Data on the issues, for which the issuer has not performed or inadequately performed its obligations as regards the securities (default):
*There are no securities issues for which the issuer's obligations are not performed or inadequately performed.*

## 8.4. Data on entity (entities) that provided security for the issue bonds

**1.** Securities: *Inconvertible interest bearing certified bearer bonds of BT-2 series*
Registration number: *4-44-00137-A*
Registration date: *10.11.2005*
The body that conducted state registration: *Russia's FFMS*
Par value of one valuable paper of the issue: *RUR 1000*
Issue volume: *RUR 3 000 000 000*

Entity that provided the security:
Full brand name: *Limited Liability Company Volga–Finance*
Abbreviated brand name: *LLC Volga–Finance*
Location: *Lesnaya street 8, Nizhny Novgorod city, RF, 603053.*

**2.** Securities: *Inconvertible interest bearing certified bearer bonds of BT-3 series*
Registration number: *4-45-00137-A*
Registration date: *10.11.2005*
The body that conducted state registration: *Russia's FFMS*
Par value of one valuable paper of the issue: *RUR 1000*
Issue volume: *RUR 2 300 000 000*

Entity that provided the security:
Full brand name: *Limited Liability Company Volga–Finance*
Abbreviated brand name: *LLC Volga–Finance*
Location: *Lesnaya street 8, Nizhny Novgorod city, RF, 603053.*

**3.** Securities: *Inconvertible interest bearing certified bearer bonds of BT-4 series*
Registration number: *4-46-00137-A*
Registration date: *06.06.2006*
The body that conducted state registration: *Russia's FFMS*
Par value of one valuable paper of the issue: *RUR 1000*
Issue volume: *RUR 3 000 000 000*

Entity that provided the security:
Full brand name: *Limited Liability Company Volga–Finance*
Abbreviated brand name: *LLC Volga–Finance*
Location: *Lesnaya street 8, Nizhny Novgorod city, RF, 603053.*

## 8.5. Terms and conditions of the security to perform obligations on the issue bonds

*1. Security for inconvertible interest bearing certified bearer bonds of BT-2 series with the issue's state registration number 4-44-00137-A:*

The method of provided security: *Guarantee.*
The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: *RUR 3 000 000 000 and total coupon yield on 3 000 000 Bonds.*
*LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:*

*The Company responsibility on the issuer's obligations is limited to the Ceiling Amount.*

*The Company responsibility on the issuer's obligations is joint.*

*The Company undertakes to perform the issuer's obligations in the part, in which the issuer has failed to perform and /or has not performed in full the issuer's obligations in the following cases:*

- *The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;*

- *The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.*

*The Company undertakes, according to the Offer terms and conditions, to perform the issuer's obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer.*


● Procedure of making claims to the guarantor by the bonds owners.

*The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);*

*The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the amount of Unliquidated Obligations with respect to the Bonds owner sending the Claim on the Obligations Performance;*

*The Claim on the Obligations Performance is to indicate that the issuer has failed to pay or has not paid in full to the Bonds owner at the dates established by the Issuing Documents:*

*- the appropriate part of the par value at the Bonds retirement;*

*- coupon yield in the form of interest of the Bonds par value;*

*The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;*

● *The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;*

*The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.*

*The Company considers the Claim on the Obligations Performance within 14 days since the end date of 90-days period established by item 3.3.4. of the Offer.*


The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.10.2005: *RUR 15 702 216 000*

The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee - at 01.10.2005: *RUR 10 000*

The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: *RUR 336 000*

*2. Security for inconvertible interest bearing certified bearer bonds of BT-3 series with the issue's state registration number 4-45-00137-A:*

The method of provided security: *Guarantee.*
The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: *RUR 2 300 000 000 and total coupon yield on 2 300 000 Bonds.*

*LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:*

*The Company responsibility on the issuer's obligations is limited to the Ceiling Amount.*
*The Company responsibility on the issuer's obligations is joint.*
*The Company undertakes to perform the issuer's obligations in the part, in which the issuer has failed to perform and /or has not performed in full the issuer's obligations in the following cases:*

- *The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;*
- *The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.*

*The Company undertakes, according to the Offer terms and conditions, to perform the issuer's obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer.*

Procedure of making claims to the guarantor by the bonds owners.
*The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);*
*The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the amount of Unliquidated Obligations with respect to the Bonds owner sending the specified Claim on the Obligations Performance;*
*The Claim on the Obligations Performance is to indicate that the Issuer has failed to pay or has paid not in full to the Bonds owner at the dates established by the Issuing Documents:*
*- the appropriate part of the par value at the Bonds retirement;*
*- coupon yield in the form of interest of the Bonds par value;*
*The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;*
*The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;*
*The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.*
*The Company considers the Claim on the Obligations Performance within 14 (fourteen) days since the end date of 90-days' (ninety) period established by item 3.3.4. of the Offer.*

The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.10.2005: *RUR 15 702 216 000*

The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee - at 01.10.2005: *RUR 10 000*
The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: *RUR 336 000*

*3. Security for inconvertible interest bearing certified bearer bonds of BT-4 series with the issue's state registration number 4-46-00137-A:*

The method of provided security: *Guarantee.*
The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: *the size of security amounts to RUR 3 000 000 000 (Three billion) and also total coupon yield on 3 000 000 (Three million) Bonds.*

*Limited Liability Company Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay all parts of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:*

*The Company responsibility on the issuer's Obligations is limited to the Ceiling Amount.*

*The Company responsibility on the issuer's Obligations is joint.*

*The Company undertakes to perform the issuer's Obligations for the issuer in the part, in which the issuer has failed to perform and/or has performed not in full the issuer's Obligations in the following cases:*

- *The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;*

- *The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.*

*The Company undertakes, according to the Offer terms and conditions, to perform the issuer's Obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer. (item 12.2 of "Decision on securities issue").*

Procedure of making claims to the guarantor by the bonds owners.

*The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);*

*The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the number of bonds under which the obligation is not performed, the amount of Unliquidated Obligations with respect to the Bonds owner sending the Claim on the Obligations Performance.*

*The Claim on the Obligations Performance is to indicate that the issuer has failed to pay or has paid not in full to the Bonds owner at the dates established by the Issuing Documents:*

*- the appropriate part of the par value at the Bonds retirement; and/or*

*- coupon yield in the form of interest of the appropriate part of the Bonds par value.*

*The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;*

*The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the*

*provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;*

*The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.*

*The Company considers the Claim on the Obligations Performance within 14 (Fourteen) days since the end date of 90-days' (Ninety) period established by item 3.3.4. of the Offer.*

The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.04.2006: *RUR 17 396 489 000*

The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee - at 01.04.2006: *RUR 10 000*

The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: *RUR 336 000*

### 8.5.1. Terms and conditions of the security to perform obligations on mortgage cover bonds

*The issuer does not have mortgage cover bonds which are in circulation (not paid off), or the obligations under which are not performed (default).*

### 8.6. Data on organizations that keep record of rights for the issuer's issuing securities

Entity keeping the register of the owners of the issuer's registered securities: **registrar**

Full brand name: *Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya"*
Abbreviated brand name: *OJSC "ORK"*
Location: *Pyatnitskaya street 70, Moscow, 113095*
Tel./Fax: *(495) 504-28-86, 933-42-21*
E-mail: *ork@ork-reestr.ru*

Data on the registrar license to carry out the activities of record keeping of the securities owners:

License number: *10-000-1-00314*
Date of issue: *30.03.2004*
Validity term: *unlimited*
The body that issued the license: *Russia's FFMS*

Other data on maintaining the register of the issuer's registered securities owners:
*18.02.2002 – the date since when the register of the issuer's registered securities was maintained by registrar CJSC "Registrator-Svyaz".*
*13.12.2005 – the entry was made into the Uniform State Register of Legal Entities, concerning the termination of activities of CJSC "Registrator-Svyaz" by means of reorganization in the form of affiliation to OJSC "ORK".*

*The issuer has in circulation the bonds of BT-2, BT-3 and BT-4 series issued in paper form, and with the certificate executed for the entire amount of each issue, the specified certificate being subject to centralized custody.*

The entity carrying out centralized custody of the bonds: *depositary*

Full brand name: *Non-Commercial Partnership "National Depositary Center"*
Abbreviated name: *NDC*
Location: *Building 4, Srednyi Kislovskyi pereulok 1/13, Moscow*

Data on the license of professional participant of securities market to carry out the activities of depositary at securities market:

License number: *177-03431-000100*
Date of issue: *4.12.2000*
Validity term: *unlimited*
The body that issued the license: *Russia's FFMS*
Other data:
*05.12.2005 – the date since when the depositary started centralized custody of the issuer's bonds of BT-2 and BT-3 series.*
*11.09.2006 – the date since when the depositary started centralized custody of the issuer's bonds of BT-4 series.*

## 8.7. Data on legislative acts regulating the issues of import and export of capital and which may affect the payment of dividends, interest and other payments to non-residents

*The basic legislative act regulating the issues of import and export of capital is Federal Law N 173-ФЗ of 10.12.2003 (wording of 05.07.2007) "On currency regulation and currency control".*

*A number of Federal laws ratify the agreement of avoidance of double taxation between the Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with more than 50 countries.*

*When applying the provisions of international agreements of the Russian Federation, a foreign entity should provide to a tax agent paying the income the confirmation of the fact that this foreign entity has a permanent location in the country with which the Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of the appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided with the translation in Russian.*

*Upon providing by a foreign entity, having the right for receiving income, of the above said confirmation to the tax agent who pays the income, prior to the date of the income payment in regard to which the Russian Federation international agreement stipulates preferential tax treatment in the Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.*

*The issues of import and export of capital, which may affect the payment of dividends, interests and other payments to non-residents, are governed by the following regulations: (in latest effective wordings):*

*Federal Law N 173-ФЗ of 10.12.2003 (wording of 17.05.2007) "On currency regulation and currency control";*

*The Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98 (wording of 17.05.2007);*

*The Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00 (wording of 19.07.2007);*

*Federal law № 39-ФЗ of 22.04.1996 (wording of 17.05.2007) "On securities market";*

*Federal law № 160-ФЗ of 09.07.1999 (wording of 26.06.2007) "On foreign investments in the Russian Federation";*

*Federal law № 39-ФЗ of 25.02.1999 (wording of 24.07.2007) "On investment activities in the Russian Federation carried out in the form of capital investments";*

*Federal law № 86-ФЗ of 10.07.2002 (wording of 26.04.2007) "On Central Bank of the Russian Federation (Bank of Russia)";*

*Federal law № 115-ФЗ of 07.08.2001 (wording of 24.07.2007) "On prevention of legalization (laundering) of criminal income and on prevention of financing of terrorism"; International treaties of the Russian Federation on avoidance of double taxation.*

### 8.8. Description of the procedure of taxation of yield on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of yield on placed and being placed issuing securities of the issuer:

### I. TAXATION OF NATURAL PERSONS.

Residents

*In accordance with item 2 of article 214 of RF Tax Code OJSC VolgaTelecom, being the source of natural persons-residents' income received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer with respect to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.*

*In regard to income of share participation in the activities of entity, this income being received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 9%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:*

The amount of tax due to deduction from the income of taxpayer (resident) – beneficiary of dividends, *is calculated by the tax agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.*

*Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, reduced by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent itself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.*

Individual income tax *in accordance with items 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of income.*

Non-residents

*In accordance with item 2 of article 214 of RF Tax Code OJSC VolgaTelecom, being the source of natural persons – non-residents' income received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer with respect to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.*

*Individual income tax in accordance with item 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of income.*

### II. TAXATION OF LEGAL PERSONS:

Residents

*In accordance with item 2 of article 275 of RF Tax Code OJSC VolgaTelecom, paying income in the form of dividends to legal persons-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:*

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends *is calculated by tax agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.*

*The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 9%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period reduced by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current reporting (tax) period and the amount of dividends received by the tax agent itself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.*

*For individual beneficiaries of income in the form of dividends – Unit investments funds – the tax was not withheld, as Unit investments funds being separate property complexes without establishing legal person, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the income tax.*

The tax on income in the form of dividends *in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of income payment.*

Non-residents:

*In accordance with item 3 of article 275 of RF Tax Code OJSC VolgaTelecom, paying income in the form of dividends to legal persons – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.*

*Reduced rates (5%, 10% and 12%) were applied to individual beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis documents which had been provided by non-residents and which confirmed their permanent stay in the country- party to international treaty (agreement) on preferential tax treatment with the Russian Federation.*

*The tax on income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of income payment.*

The procedure of taxation of income from disposal of being placed and placed securities, and also of interest on the issuer's bonds in accordance with RF current legislation:

*When paying income in the form of interest received from the securities issuer the taxation is made in accordance with RF current legislation on taxes and receipts:*

The procedure of taxation of natural persons

Residents

*In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, items 2 and 4 of article 226 of RF Tax Code, item 1 of article 224 of RF Tax Code the income received by natural persons is subject to taxation at the source of its payment at the rate of 13%.*

Non-residents

*In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons is subject to taxation at the source of its payment at the rate of 30%.*

The procedure of taxation of legal persons:

Residents

*In accordance with item 1 of article 247 of RF Tax Code, item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian entities received it at the rate of income tax of 24%.*

Non-residents
Operating via permanent representation office
*In accordance with item 2 of article 247 of RF Tax Code, items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign entities received it and operating in the RF via permanent representation office at the rate of income tax of 24%.*

Not operating via permanent representation office
*In accordance with item 3 of article 247 of RF Tax Code, item 4 of article 286 of RF Tax Code, sub-item 1 of item 2 of article 284 of RF Tax Code, paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and item 1 of article 310 of RF Tax Code the received income is subject to taxation at the source of its payment at the rate of 20%.*

*However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code profit tax on income paid to foreign entities is calculated and withheld by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income, excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, subject to presentation by foreign entity of a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code to a tax agent.*

**8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the yield on the issuer's bonds**

**For year 2002**
Category of shares: *ordinary*
The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: *RUR 0,7066*
The amount of declared (accrued) dividends in total on all ordinary shares: *RUR 173 802 112*
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *27.06.2003*
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 3 of 27.06.2003*
The time period established for the payment of declared dividends on the issuer's shares:
*From 27.07.2003 to 31.12.2003*
The form and other conditions of the payment of declared dividends on the issuer's shares:
*In cash or by other property in case of a shareholder's consent to receive dividends in such a form*
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2002*
Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: *RUR 173 683 579*
Reasons for non-payment of declared dividends:

       *- non-appearance of the shareholders in the issuer's office for receiving dividends by* *cash;*

       *- incorrect/incomplete/outdated information on the bank account details of shareholders;*

       *- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on ordinary shares: *none*


### For year 2002

Category and type of shares: *preferred type A shares*

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: *RUR 1.7954*

The amount of declared (accrued) dividends in total on all preferred type A shares: *RUR 147 193 004*

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *27.06.2003*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 3 of 27.06.2003*

The time period established for the payment of declared dividends on the issuer's shares:

*From 27.07.2003 to 31.12.2003*

The form and other conditions of the payment of declared dividends on the issuer's shares:

*In cash or by other property in case of a shareholder's consent to receive dividends in such a form*

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2002*

Total amount of dividends paid on all preferred type A shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: *RUR 146 830 764*

Reasons for non-payment of declared dividends:

       *- non-appearance of the shareholders in the issuer's office for receiving dividends by* *cash;*

       *- incorrect/incomplete/outdated information on the bank account details of shareholders;*

       *- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on preferred shares: *none*


### For year 2003

Category of shares: *ordinary*

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: *RUR 0,9186*

The amount of declared (accrued) dividends in total on all ordinary shares: *RUR 225 947 662*

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *22.06.2004*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 4 of 23.06.2004*

The time period established for the payment of declared dividends on the issuer's shares:

*From 15.07.2004 to 15.12.2004*

The form and other conditions of the payment of declared dividends on the issuer's shares:

*In cash*

336

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2003*

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: *RUR 225 237 926*

Reasons for non- payment of declared dividends:

*- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;*

*- incorrect/incomplete/outdated information on the bank account details of shareholders;*

*- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on ordinary shares: *none*

### For year 2003

Category and type of shares: *preferred type A shares*

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: *RUR 2,4510*

The amount of declared (accrued) dividends in total on all preferred type A shares: *RUR 200 941 317*

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *22.06.2004*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 4 of 23.06.2004*

The time period established for the payment of declared dividends on the issuer's shares:

*From 15.07.2004 to 15.12.2004*

The form and other conditions of the payment of declared dividends on the issuer's shares:

*In cash*

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2003*

Total amount of dividends paid on all preferred type A shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: *RUR 197 206 178*

Reasons for non- payment of declared dividends:

*- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;*

*- incorrect/incomplete/outdated information on the bank account details of shareholders;*

*- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on preferred shares: *none*

### For year 2004

Category of shares: *ordinary*

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

*RUR 1,3779*

The amount of declared (accrued) dividends in total on all ordinary shares: *RUR 338 921 508*

The name of the issuer's management body that passed the resolution on the (declared) payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *28.06.2005*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 5 of 30.06.2005*

The time period established for the payment of declared dividends on the issuer's shares:

*From 15.07.2005 to 15.12.2005*

The form and other conditions of the payment of declared dividends on the issuer's shares:

*In cash*

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2004*

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: *RUR 337 846 363*

Reasons for non- payment of declared dividends:

*- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;*

*- incorrect/incomplete/outdated information on the bank account details of shareholders;*

*- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on ordinary shares: *none*


**For year 2004**

Category and type of shares: *preferred type A shares*

The size of declared (accrued) dividends on the issuer's preferred shares as per one share: *RUR 2,5082*

The amount of declared (accrued) dividends in total on all preferred shares: *RUR 205 630 776*

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *28.06.2005*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 5 of 30.06.2005*

The time period established for the payment of declared dividends on the issuer's shares:

*From 15.07.2005 to 15.12.2005*

The form and other conditions of the payment of declared dividends on the issuer's shares:

*In cash*

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2004*

Total amount of dividends paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: *RUR 202 526 812*

Reasons for non- payment of declared dividends:

*- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;*

*- incorrect/incomplete/outdated information on the bank account details of shareholders;*

*- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on preferred shares: *none*


**For year 2005**

Category of shares: *ordinary*

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:
*RUR 1,4744*

The amount of declared (accrued) dividends in total on all ordinary shares: *RUR 362 657 563*

338

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *26.06.2006.*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 6 of 27.06.2006*

The time period established for the payment of declared dividends on the issuer's shares: *From 15.07.2006 to 15.12.2006*

The form and other conditions of the payment of declared dividends on the issuer's shares: *In cash*

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2005*

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: *RUR 361 428 380*

Reasons for non-payment of declared dividends:

*- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;*

*- incorrect/incomplete/outdated information on the bank account details of shareholders;*

*- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on ordinary shares: *none*

**For year 2005**

Category and type of shares: *preferred type A shares*

The size of declared (accrued) dividends on the issuer's preferred shares as per one share: *RUR 2,7583*

The amount of declared (accrued) dividends in total on all preferred shares: *RUR 226 134 844*

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *26.06.2006*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 6 of 27.06.2006*

The time period established for the payment of declared dividends on the issuer's shares: *From 15.07.2006 to 15.12.2006*

The form and other conditions of the payment of declared dividends on the issuer's shares: *In cash*

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2005*

Total amount of dividends paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: *RUR 222 222 763*

Reasons for non-payment of declared dividends:

*- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;*

*- incorrect/incomplete/outdated information on the bank account details of shareholders;*

*- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on preferred shares: *none*

**For year 2006**

Category of shares: *ordinary*

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

*RUR 1,5776*

The amount of declared (accrued) dividends in total on all ordinary shares: *RUR 388 041 625*

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *22.06.2007.*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 7 of 25.06.2007*

The time period established for the payment of declared dividends on the issuer's shares:

*From с 15.07.2007 to 01.11.2007*

The form and other conditions of the payment of declared dividends on the issuer's shares:

*In cash*

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2006*

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: *RUR 285 820 673*

Reasons for non-payment of declared dividends:

    *- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;*

    *- incorrect/incomplete/outdated information on the bank account details of shareholders;*

    *- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on ordinary shares: *none*


**For year 2006**

Category and type of shares: *preferred type A shares*

The size of declared (accrued) dividends on the issuer's preferred shares as per one share:

*RUR 2,9928*

The amount of declared (accrued) dividends in total on all preferred shares: *RUR 245 359 931*

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: *shareholders' general meeting*

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *22.06.2007.*

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 7 of 25.06.2007*

The time period established for the payment of declared dividends on the issuer's shares:

*From с 15.07.2007 to 01.11.2007*

The form and other conditions of the payment of declared dividends on the issuer's shares:

*In cash*

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2006*

Total amount of dividends paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: *RUR 232 859 087*

Reasons for non-payment of declared dividends:

    *- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;*

*- incorrect/incomplete/outdated information on the bank account details of shareholders;*
*- incorrect/incomplete/outdated information on the mailing addresses of shareholders.*

Other data on declared and/or paid dividends on preferred shares: *none*

For the issuers who has issued the **bonds**.

With respect to each bonds issue under which the yield was paid for the last 5 accomplished fiscal years preceding the end date of the last reporting quarter, the following data are provided:

Kind of securities: *bonds*

Series: *BT - 1*

Form: *certified, bearer*

Other identification features of the bonds issue:

        Type: *interest rate*

State registration number of the bonds issue: *№ 4-43-00137-A*

State registration date: *24.01.2003*

State registration date of the report on the bonds issue results: *14.03.2003*

The quantity of the bonds of the issue: *1 000 000 bonds*

Par value of each bond of the issue: *RUR 1 000*

The amount of the bonds issue at par value: *RUR 1 000 000 000*

Type of yield paid on the bonds of the issue: *interest (coupon)*

The size of the yield due to payment in cash on the issue bonds as per one bond: *RUR 396,81*

The total size of the yield due to payment in cash on all the issue bonds: *RUR 396 810 000*

The time period established for the payment of yield on the issue bonds:

| Date of payment | Size of coupon rate, % | Size of yield as per 1 bond, RUR |
|---|---|---|
| 23.05.2003 | 4.75 | 11.84 |
| 22.08.2003 | 4.75 | 11.84 |
| 21.11.2003 | 16.5 | 41.14 |
| 24.02.2004 | 16.5 | 41.59 |
| 24.05.2004 | 15 | 37.81 |
| 23.08.2004 | 15 | 37.40 |
| 22.11.2004 | 15 | 37.40 |
| 21.02.2005 | 15 | 37.81 |
| 23.05.2005 | 15 | 37.40 |
| 22.08.2005 | 15 | 37.40 |
| 21.11.2005 | 13 | 32.41 |
| 21.02.2006 | 13 | 32.77 |

Form and other terms of the payment of yield on the issue bonds:

*In the Russian Federation currency, non-cash*

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: *quarters 2, 3, 4 of 2003, quarters 1,2,3,4 of 2004, quarters 1,2,3,4 of 2005, quarter 1 of 2006.*

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 2 of 2003 (23.05.2003) – RUR 11 840 000*

*Quarter 3 of 2003 (22.08.2003) – RUR 11 840 000*

*Quarter 4 of 2003 (21.11.2003) – RUR 41 140 000*

*Quarter 1 of 2004 (24.02.2004) – RUR 41 590 000*
*Quarter 2 of 2004 (24.05.2004) – RUR 37 810 000*
*Quarter 3 of 2004 (23.08.2004) – RUR 37 400 000*
*Quarter 4 of 2004 (22.11.2004) – RUR 37 400 000*
*Quarter 1 of 2005 (21.02.2005) – RUR 37 810 000*
*Quarter 2 of 2005 (23.05.2005) – RUR 37 400 000*
*Quarter 3 of 2005 (22.08.2005) – RUR 37 400 000*
*Quarter 4 of 2005 (21.11.2005) – RUR 32 410 000*
*Quarter 1 of 2006 (21.02.2006) – RUR 32 770 000*

The reasons of the yield non-payment: *the yield was paid in full*
Other data on the yield on the issue bonds: *none*

Kind of securities: *bonds*
Series: *BT - 2*
Form: *certified, bearer*
Other identification features of the bonds issue:
      Type: *interest rate*
State registration number of the bonds issue: *№ 4-44-00137-A*
State registration date: *10.11.2005*
State registration date of the report on the bonds issue results: *11.01.2006*
The quantity of the bonds of the issue: *3 000 000 bonds*
Par value of each bond of the issue: *RUR 1 000*
The amount of the bonds issue at par value: *RUR 3 000 000 000*
Type of yield paid on the bonds of the issue: *interest (coupon)*
The size of the yield due to payment in cash on the issue bonds as per one bond: *RUR 122,67*
The total size of the yield due to payment in cash on all the issue bonds: *RUR 368 010 000*
The time period established for the payment of yield on the issue bonds:

| Coupon number | Date of payment | Coupon rate size, % | Yield size per 1 bond, RUR |
|---|---|---|---|
| *1-st coupon* | *06.06.2006* | *8,20% per annum* | *40,89* |
| *2-nd coupon* | *05.12.2006* | *8,20% per annum* | *40,89* |
| *3-d coupon* | *05.06.2007* | *8,20% per annum* | *40,89* |
| *4-th coupon* | *04.12.2007* | *8,20% per annum* | *40,89* |
| *5-th coupon* | *03.06.2008* | *8,20% per annum* | *40,89* |
| *6-th coupon* | *02.12.2008* | *8,20% per annum* | *40,89* |
| *7-th coupon* | *It is defined by the issuer* | | |
| *8-th coupon* | *It is defined by the issuer* | | |
| *9-th* | *It is defined by the issuer* | | |

| | |
|---|---|
| coupon | |
| 10-th coupon | *It is defined by the issuer* |

Form and other terms of the payment of yield on the issue bonds:

*In the Russian Federation currency, non-cash*

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: *quarter 2 of 2006, quarter 4 of 2006, quarter 2 of 2007.*

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 2 of 2006 (06.06.2006.) – RUR 122 670 000.*

*Quarter 4 of 2006 (05.12.2006.) – RUR 122 670 000*

*Quarter 2 of 2007 (05.06.2007.) – RUR 122 670 000*

The reasons of the yield non-payment: *the yield was paid in full*

Other data on the yield on the issue bonds: *none*

Kind of securities: *bonds*

Series: *BT - 3*

Form: *certified, bearer*

Other identification features of the bonds issue:

   Type: *interest rate*

State registration number of the bonds issue: *№ 4-45-00137-A*

State registration date: *10.11.2005*

State registration date of the report on the bonds issue results: *11.01.2006*

The quantity of the bonds of the issue: *2 300 000 bonds*

Par value of each bond of the issue: *RUR 1 000*

The amount of the bonds issue at par value: *RUR 2 300 000 000*

Type of yield paid on the bonds of the issue: *interest (coupon)*

The size of the yield due to payment in cash on the issue bonds as per one bond: *RUR 127,14*

The total size of the yield due to payment in cash on all the issue bonds: *RUR 292 422 000*

The time period established for the payment of yield on the issue bonds:

| Coupon number | Date of payment | Coupon rate size, % | Yield size per 1 bond, RUR |
|---|---|---|---|
| *1-st coupon* | *06.06.2006* | *8,50* | *42,38* |
| *2-nd coupon* | *05.12.2006* | *8,50* | *42,38* |
| *3-d coupon* | *05.06.2007* | *8,50* | *42,38* |
| *4-th coupon* | *04.12.2007* | *8,50* | *42,38* |
| *5-th coupon* | *03.06.2008* | *8,50* | *42,38* |
| *6-th coupon* | *02.12.2008* | *8,50* | *42,38* |
| *7-th coupon* | *02.06.2009* | *8,50* | *33,91* |
| *8-th* | *01.12.2009* | *8,50* | *25,43* |

| | | | |
|---|---|---|---|
| coupon | | | |
| 9-th coupon | 01.06.2010 | 8,50 | 16,95 |
| 10-th coupon | 30.11.2010 | . 8,50 | 8,48 |

Form and other terms of the payment of yield on the issue bonds:

*In the Russian Federation currency, non-cash*

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: *quarter 2 of 2006, quarter 4 of 2006, quarter 2 of 2007.*

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 2 of 2006 (06.06.2006.) – RUR 97 474 000*

*Quarter 4 of 2006 (05.12.2006.) – RUR 97 474 000*

*Quarter 2 of 2007 (05.06.2007.) – RUR 97 474 000*

The reasons of the yield non-payment: *the yield was paid in full*

Other data on the yield on the issue bonds: *none*


Kind of securities: *bonds*

Series: *BT - 4*

Form: *certified, bearer*

Other identification features of the bonds issue:

      Type: *interest rate*

State registration number of the bonds issue: *№ 4-46-00137-A*

State registration date: *06.06.2006*

State registration date of the report on the bonds issue results: *19.10.2006*

The quantity of the bonds of the issue: *3 000 000 bonds*

Par value of each bond of the issue: *RUR 1 000*

The amount of the bonds issue at par value: *RUR 3 000 000 000*

Type of yield paid on the bonds of the issue: *interest (coupon)*

The size of the yield due to payment in cash on the issue bonds as per one bond: *RUR 79,68*

The total size of the yield due to payment in cash on all the issue bonds: *RUR 239 040 000*

The time period established for the payment of yield on the issue bonds:

| Coupon number | Date of payment | Coupon rate size, % | Yield size per 1 bond, RUR |
|---|---|---|---|
| 1-st coupon | 12.12.2006 | 7,99 | 19,92 |
| 2-nd coupon | 13.03.2007 | 7,99 | 19,92 |
| 3-d coupon | 12.06.2007 | 7,99 | 19,92 |
| 4-th coupon | 11.09.2007 | 7,99 | 19,92 |
| 5-th coupon | 11.12.2007 | 7,99 | 19,92 |
| 6-th coupon | 11.03.2008 | 7,99 | 19,92 |
| 7-th coupon | 10.06.2008 | 7,99 | 19,92 |
| 8-th coupon | 09.09.2008 | 7,99 | 19,92 |
| 9-th coupon | 09.12.2008 | 7,99 | 19,92 |
| 10-th coupon | 10.03.2009 | 7,99 | 19,92 |
| 11-th | 09.06.2009 | 7,99 | 19,92 |

| | | | |
|---|---|---|---|
| coupon | | | |
| 12-th coupon | 08.09.2009 | 7,99 | 19,92 |
| 13-th coupon | It is defined by the issuer | | |
| 14-th coupon | It is defined by the issuer | | |
| 15-th coupon | It is defined by the issuer | | |
| 16-th coupon | It is defined by the issuer | | |
| 17-th coupon | It is defined by the issuer | | |
| 18-th coupon | It is defined by the issuer | | |
| 19-th coupon | It is defined by the issuer | | |
| 20-th coupon | It is defined by the issuer | | |
| 21-st coupon | It is defined by the issuer | | |
| 22-nd coupon | It is defined by the issuer | | |
| 23-d coupon | It is defined by the issuer | | |
| 24-th coupon | It is defined by the issuer | | |
| 25-th coupon | It is defined by the issuer | | |
| 26-th coupon | It is defined by the issuer | | |
| 27-th coupon | It is defined by the issuer | | |
| 28-th coupon | It is defined by the issuer | | |

Form and other terms of the payment of yield on the issue bonds:

*In the Russian Federation currency, non-cash*

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: *quarter 4 of 2006, quarter 1 of 2007, quarter 2 of 2007, quarter 3 of 2007.*

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 4 of 2006 (12.12.2006) – RUR 59 760 000*

*Quarter 1 of 2007 (13.03.2007) – RUR 59 760 000*

*Quarter 2 of 2007 (12.06.2007) – RUR 59 760 000*

*Quarter 3 of 2007 (11.09.2007) – RUR 59 760 000*

The reasons of the yield non-payment: *the yield was paid in full*

Other data on the yield on the issue bonds: *none*


Kind of securities: *bonds*

Series: *10 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

Type: *interest rate*

State registration number of the bonds issue: *№ 4-10-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *488 bonds*

Par value of each bond of the issue: *RUR 2 500*

The amount of the bonds issue at par value: *RUR 1 220 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money terms*

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of the yield on the issue bonds: *till 06.11.2003*

The form and other conditions of the payment of the yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 4 of 2003*

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 4 of 2003 – RUR 6 768*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*


Kind of securities: *bonds*

Series: *11 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

Type: *interest rate*

State registration number of the bonds issue: *№ 4-11-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *280 bonds*

Par value of each bond of the issue: *RUR 2 500*

The amount of the bonds issue at par value: *RUR 700 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money terms*

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of the yield on the issue bonds: *till 06.11.2003*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1,*

*2, 3 and 4 of year 2003*

Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:

*Quarter 1 of 2003 – RUR 144*

*Quarter 2 of 2003 – RUR 0*

*Quarter 3 of 2003 – RUR 0*

*Quarter 4 of 2003 – RUR 0*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*


Kind of securities: *bonds*

Series: *18 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

   Type: *interest rate*

State registration number of the bonds issue: *№ 4-18-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *182 bonds*

Par value of each bond of the issue: *RUR 6 000*

The amount of the bonds issue at par value: *RUR 1 092 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money terms*

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of yield on the issue bonds: *till 15.04.2004*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

*Quarter 1 of 2003 – RUR 0*

*Quarter 2 of 2003 – RUR 117,7*

*Quarter 3 of 2003 – RUR 0*

*Quarter 4 of 2003 – RUR 0*

*Quarter 1 of 2004 – RUR 1 105,60*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*

Kind of securities: *bonds*

Series: *19 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

Type: *interest rate*

State registration number of the bonds issue: *№ 4-19-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *70 bonds*

Par value of each bond of the issue: *RUR 6 000*

The amount of the bonds issue at par value: *RUR 420 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money terms*

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of yield on the issue bonds: *till 15.04.2004*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 1 of 2003 – RUR 52*

*Quarter 2 of 2003 – RUR 0*

*Quarter 3 of 2003 – RUR 0*

*Quarter 4 of 2003 – RUR 0*

*Quarter 1 of 2004 – RUR 0*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*


Kind of securities: *bonds*

Series: *20 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

Type: *interest rate*

State registration number of the bonds issue: *№ 4-20-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *405 bonds*

Par value of each bond of the issue: *RUR 6 000*

The amount of the bonds issue at par value: *RUR 2 430 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money terms*

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of yield on the issue bonds: *till 15.04.2004*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 1 of 2003 – RUR 1 144*

*Quarter 2 of 2003 – RUR 0*

*Quarter 3 of 2003 – RUR 0*

*Quarter 4 of 2003 – RUR 52*

*Quarter 1 of 2004 – RUR 0*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*

Kind of securities: *bonds*

Series: *21 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

Type: *interest rate*

State registration number of the bonds issue: *№ 4-21-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *288 bonds*

Par value of each bond of the issue: *RUR 6 000*

The amount of the bonds issue at par value: *RUR 1 728 000*

Type of the yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money form*

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of yield on the issue bonds: *till 15.04.2004*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 1 of 2003 – RUR 5 441,34*

*Quarter 2 of 2003 – RUR 0*

*Quarter 3 of 2003 – RUR 0*

*Quarter 4 of 2003 – RUR 1 701,93*

*Quarter 1 of 2004 – RUR 0*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*


Kind of securities: *bonds*

Series: *22 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

      Type: *interest rate*

State registration number of the bonds issue: *№ 4-22-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *417 bonds*

Par value of each bond of the issue: *RUR 6 000*

The amount of the bonds issue at par value: *RUR 2 502 000*

Type of the yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money terms*

      *Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of yield on the issue bonds: *till 15.04.2004*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 1 of 2003 – RUR 44,19*

*Quarter 2 of 2003 – RUR 69,37*

*Quarter 3 of 2003 – RUR 0*

*Quarter 4 of 2003 – RUR 74,37*

*Quarter 1 of 2004 – RUR 0*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*

Kind of securities: *bonds*

Series: *24 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

Type: *interest rate*

State registration number of the bonds issue: *№ 4-24-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *500 bonds*

Par value of each bond of the issue: *RUR 6 000*

The amount of the bonds issue at par value: *RUR 3 000 000*

Type of the yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money terms*

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of yield on the issue bonds: *till 15.04.2004*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 1 of 2003 – RUR 364,38*

*Quarter 2 of 2003 – RUR 109,13*

*Quarter 3 of 2003 – RUR 0*

*Quarter 4 of 2003 – RUR 0*

*Quarter 1 of 2004 – RUR 0*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*


Kind of securities: *bonds*

Series: *25 - O*

Form: *registered uncertified*

Other identification features of the bonds issue:

Type: *interest rate*

State registration number of the bonds issue: *№ 4-25-00137-A*

State registration date: *25.10.2002.*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *180 bonds*

Par value of each bond of the issue: *RUR 6 000*

The amount of the bonds issue at par value: *RUR 1 080 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield due to payment on the issue bonds in cash as per one bond: *cannot be indicated in money terms*

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: *cannot be indicated as the period of repayment (yield payment) of each bond is different*

The time period established for the payment of yield on the issue bonds: *till 15.04.2004*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 1 of 2003 – RUR 92,54*

*Quarter 2 of 2003 – RUR 0*

*Quarter 3 of 2003 – RUR 0*

*Quarter 4 of 2003 – RUR 0*

*Quarter 1 of 2004 – RUR 0*

Other data on the yield on the issue bonds: *The size of the yield due to payment is defined by the date of each bond repayment.*


Kind of securities: *bonds*

Series: *1 - C*

Form: *registered uncertified*

Other identification features of the bonds issue:

      Type: *interest rate*

State registration number of the bonds issue: *№ 4-27-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *143 890 bonds*

*Number of placed securities of the issue: 143 440 bonds*

Par value of each bond of the issue: *RUR 100*

The amount of the bonds issue at par value: *RUR 14 344 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield which was due to payment on the issue bonds in money terms as per one bond: *the size of the yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.*

The size of the yield which was due to payment on the issue bonds in money terms in aggregate for all issue bonds: *RUR 882 750,80*

The time period established for the payment of yield on the issue bonds:

*From 07.06.2003 till 07.06.2005*

The form and other provisions of the payment of yield on the issue bonds: *cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004, quarters 1,2,3 and 4 of year 2005, quarters 1,2,3 and 4 of 2006, quarter 1 of 2007, quarter 2 of 2007, quarter 3 of 2007.*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 3 of 2003 – RUR 34 619,1*
*Quarter 4 of 2003 – RUR 19 427,85*
*Quarter 1 of 2004 – RUR 34 472,83*
*Quarter 2 of 2004 – RUR 14 527,62*
*Quarter 3 of 2004 – RUR 9 421,07*
*Quarter 4 of 2004 – RUR 14 026,74*
*Quarter 1 of 2005 – RUR 57 466,40*
*Quarter 2 of 2005 – RUR 223 320,42*
*Quarter 3 of 2005 – RUR 52 589,15*
*Quarter 4 of 2005 – RUR 10 616,90*
*Quarter 1 of 2006 – RUR 2 930,11*
*Quarter 2 of 2006 – RUR 2 123,46*
*Quarter 3 of 2006 – RUR 1 373,80*
*Quarter 4 of 2006 – RUR 1 572,75*
*Quarter 1 of 2007 – RUR 12 027,96*
*Quarter 2 of 2007 – RUR 27 595,38*
*Quarter 3 of 2007 – RUR 13 140,76*

Other data on the yield on the issue bonds: *The yield payment on the issue bonds is made by the issuer since 07.06.2003 – the date of the start of the bonds repayment.*
*In quarters 3, 4 of 2005, quarters 1, 2, 3 and 4 of 2006 and quarters 1,2 and 3 of 2007 the bonds owners were paid the yield calculated since the bonds placement date till the end date of the bonds repayment – 07.06.2005.*
*At the reporting date the amount of yield unclaimed by the bonds owners is RUR 351 498,50.*

Kind of securities: *bonds*
Series: *1 - У*
Form: *registered uncertified*
Other identification features of the bonds issue:
    Type: *interest rate*
State registration number of the bonds issue: *№ 4-33-00137-A*
State registration date: *25.10.2002*
State registration date of the report on the results of the bonds issue: *24.01.2003*
The quantity of the issue bonds: *18 246 bonds*
Par value of each bond of the issue: *RUR 100*
The amount of the bonds issue at par value: *RUR 1 824 600*
Type of yield paid on the issue bonds: *interest*

The size of the yield which was due to payment on the issue bonds in money terms as per one bond: *RUR 0,1*

The total size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: *RUR 1824,6*

The time period established for the payment of yield on the issue bonds:

*The date of the repayment start: 29.06.2003*

*The date of the repayment end: 29.06.2004*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 2, 3 and 4 of year 2003, quarters 1 and 2 of year 2004*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 2 of 2003 – RUR 0*

*Quarter 3 of 2003 – RUR 39,7*

*Quarter 4 of 2003 – RUR 1 277,4*

*Quarter 1 of 2004 – RUR 16,40*

*Quarter 2 of 2004 – RUR 491,10*

Other data on the yield on the issue bonds: *none*


Kind of securities: *bonds*

Series: *2 - У*

Form: *registered uncertified*

Other identification features of the bonds issue:

Type: *interest rate*

State registration number of the bonds issue: *№ 4-34-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *500 bonds*

Par value of each bond of the issue: *RUR 2000*

The amount of the bonds issue at par value: *RUR 1 000 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield which was due to payment on the issue bonds in money terms as per one bond:

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.*

The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: *Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 2 948.56*

The time period established for the payment of yield on the issue bonds:

*The date of the repayment start: 01.01.2005*

*The date of the repayment end: 31.12.2005*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1,2,3 and 4 of year 2005*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 1 of 2005 – RUR 2081,66*

Quarter 2 of 2005 – RUR 142,76
Quarter 3 of 2005 – RUR 51,38
Quarter 4 of 2005 – RUR 672,56
Other data on the yield on the issue bonds: *none*


Kind of securities: *bonds*

Series: *3 - У*

Form: *registered uncertified*

Other identification features of the bonds issue:

    Type: *interest rate*

State registration number of the bonds issue: *№ 4-35-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *500 bonds*

Par value of each bond of the issue: *RUR 2000*

The amount of the bonds issue at par value: *RUR 1 000 000*

Type of yield paid on the issue bonds: *interest*

The size of the yield which was due to payment on the issue bonds in money terms as per one bond: *Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.*

The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: *Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 914,82.*

The time period established for the payment of yield on the issue bonds:

*The date of the repayment start: 01.01.2006*

*The date of the repayment end: 31.12.2006*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1,2,3 and 4 of 2006.*


Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2006 – RUR 1 474,50
Quarter 2 of 2006 – RUR 1 635,51
Quarter 3 of 2006 – RUR 191,14
Quarter 4 of 2006 – RUR 613,67
Other data on the yield on the issue bonds: *none*


Kind of securities: *bonds*

Series: *4 - У*

Form: *registered uncertified*

Other identification features of the bonds issue:

    Type: *interest rate*

State registration number of the bonds issue: *№ 4-36-00137-A*

State registration date: *25.10.2002*

State registration date of the report on the results of the bonds issue: *24.01.2003*

The quantity of the issue bonds: *500 bonds*
Par value of each bond of the issue: *RUR 2000*
The amount of the bonds issue at par value: *RUR 1 000 000*
Type of yield paid on the issue bonds: *interest*
The size of the yield which was due to payment on the issue bonds in money terms as per one bond:
*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.*
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: *Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 787, 51.*
The time period established for the payment of yield on the issue bonds:
*The date of the repayment start: 01.01.2006*
*The date of the repayment end: 30.04.2006*
The form and other conditions of the payment of yield on the issue bonds: *in RUR*
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 1 of 2006, quarter 2 of 2006.*
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
*Quarter 1 of 2006 – RUR 2 143,5*
*Quarter 2 of 2006 – RUR 1 644,01*
Other data on the yield on the issue bonds: *none*


Kind of securities: *bonds*
Series: *5 - У*
Form: *registered uncertified*
Other identification features of the bonds issue:
 Type: *interest rate*
State registration number of the bonds issue: *№ 4-37-00137-A*
State registration date of the issue: *25.10.2002*
State registration date of the report on the results of the bonds issue: *24.01.2003*
The quantity of the issue bonds: *500 bonds*
Par value of each bond of the issue: *RUR 2000*
The amount of the bonds issue at par value: *RUR 1 000 000*
Type of yield paid on the issue bonds: *interest*
The size of the yield which was due to payment on the issue bonds in money terms as per one bond:
*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.*
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: *Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 769,09.*
The time period established for the payment of yield on the issue bonds:

*The date of the repayment start: 03.01.2007*
*The date of the repayment end: 31.03.2007*
The form and other conditions of the payment of yield on the issue bonds: *in RUR*
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 1 of 2007*
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
*Quarter 1 of 2007 – RUR 3769,09*
 Other data on the yield on the issue bonds: *none*


Kind of securities: *bonds*
Series: *6 - У*
Form: *registered uncertified*
Other identification features of the bonds issue:
    Type: *interest rate*
State registration number of the bonds issue: *№ 4-38-00137-A*
State registration date of the issue: *25.10.2002*
State registration date of the report on the results of the bonds issue: *24.01.2003*
The quantity of the issue bonds: *500 bonds*
Par value of each bond of the issue: *RUR 2000*
The amount of the bonds issue at par value: *RUR 1 000 000*
Type of yield paid on the issue bonds: *interest*
The size of the yield which was due to payment on the issue bonds in money terms as per one bond:
*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.*
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: *Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 943,99.*
The time period established for the payment of yield on the issue bonds:
*The date of the repayment start: 01.04.2007*
*The date of the repayment end: 30.06.2007*
The form and other conditions of the payment of yield on the issue bonds: *in RUR*
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 2 of 2007*
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
*Quarter 2 of 2007 – RUR 3 943,99*
 Other data on the yield on the issue bonds: *none*


Kind of securities: *bonds*
Series: *7 - У*
Form: *registered uncertified*
Other identification features of the bonds issue:
    Type: *interest rate*
State registration number of the bonds issue: *№ 4-39-00137-A*

357

State registration date of the issue: *25.10.2002*
State registration date of the report on the results of the bonds issue: *24.01.2003*
The quantity of the issue bonds: *500 bonds*
Par value of each bond of the issue: *RUR 2000*
The amount of the bonds issue at par value: *RUR 1 000 000*
Type of yield paid on the issue bonds: *interest*
The size of the yield which was due to payment on the issue bonds in money terms as per one bond:

*Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.*

The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: *Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 4 241,80*

The time period established for the payment of yield on the issue bonds:

*The date of the repayment start: 01.07.2007*

*The date of the repayment end: 30.09.2007*

The form and other conditions of the payment of yield on the issue bonds: *in RUR*

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 3 of 2007*

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

*Quarter 3 of 2007 – RUR 4 241,80*   .

Other data on the yield on the issue bonds: *none*


## 8.10. Other data

*There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.*

# SUPPLEMENT № 1 – OJSC VolgaTelecom quarterly accounting statement for 9 months of 2007.

## ACCOUNTING BALANCE SHEET

| | | CODES |
|---|---|---|
| | Form № 01 by OKUD | **0710001** |
| At **September 30, 2007** | Date (year, month, day) | 2007.09.30 |
| Entity **OJSC VolgaTelecom** | by OKPO | **01142788** |
| Taxpayer Identification Number **5260901817** | TIN | 5260901817 |
| Activities **Electric communication** | by OKVED | 64.20 |
| Form of incorporation /ownership form  Open Joint Stock Company / private | by OKOPF/OKFS | **47/16** |
| Measure unit: **RUR thousand** | by OKEI | **384** |

Address: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000

| | |
|---|---|
| The date of approval | |
| The date of dispatch (receipt) | 29.10.2007г. |

| ASSETS | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. NON-CURRENT ASSETS** Intangible assets | | 110 | 110 | 270 | 235 |
| Property, plant and equipment | | 120 | 120 | 25 342 279 | 25 711 376 |
| CAPEX | | 130 | 130 | 759 115 | 2 397 416 |
| Income-bearing lease investment | | 135 | 135 | 110 621 | 84 352 |
| Long-term financial investments | | 140 | **140** | 2 142 353 | 2 989 989 |
| Of which: investments into subsidiaries | | | 141 | 1 888 459 | 2 738 258 |
| Investments into associated companies | | | 142 | 6 271 | 6 157 |
| Investments into other entities | | | 143 | 67 274 | 67 027 |
| other long-term financial investments | | | 144 | 180 349 | 178 547 |
| Deferred tax assets | | 145 | 145 | 276 655 | 236 054 |
| Other non-current assets | | 150 | 150 | 3 388 567 | 3 860 404 |
| **Total for section I** | | 190 | **190** | 32 019 860 | 35 279 826 |

| ASSETS | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **II. CURRENT ASSETS**<br>Inventories | | 210 | **210** | 629 098 | 667 282 |
| *Of which:*<br>raw materials, supplies and other similar values | | 211 | 211 | 469 239 | 538 361 |
| work in progress expenses (distribution costs) | | 213 | 213 | 593 | 832 |
| finished goods and goods for resale | | 214 | 214 | 47 156 | 40 476 |
| goods shipped | | 215 | 215 | 330 | 330 |
| prepaid expenses | | 216 | 216 | 111 780 | 87 283 |
| other inventories and expenditure | | 217 | 217 | | |
| VAT on acquired valuables | | 220 | **220** | 584 096 | 356 105 |
| *Of which:*<br>subject to refund in more than 12 months after the reporting date | | | 221 | 135 006 | 85 287 |
| Subject to refund within 12 months after the reporting date | | | 222 | 449 090 | 270 818 |
| Accounts receivable (payments are expected in more than 12 months after the reporting date) | | 230 | **230** | 8 587 | 5 312 |
| *Of which:*<br>buyers and customers | | 231 | 231 | 1 286 | 521 |
| advances given | | | 232 | | |
| other debtors | | | 233 | 7 301 | 4 791 |
| Accounts receivable (payments are expected within 12 months after the reporting date) | | 240 | **240** | 2 732 606 | 2 880 924 |
| *Of which:*<br>buyers and customers | | 241 | 241 | 1 978 178 | 2 170 919 |
| advances paid out | | | 242 | 136 086 | 218 602 |
| other debtors | | | 243 | 618 342 | 491 403 |
| Short-term financial investments | | 250 | 250 | 9 837 | 5 781 |
| Cash | | 260 | 260 | 222 716 | 251 025 |
| Other current assets | | 270 | 270 | 496 | 1 581 |
| **Total for section II** | | 290 | **290** | 4 187 436 | 4 168 010 |
| **BALANCE (sum of lines 190+290)** | | 300 | **300** | 36 207 296 | 39 447 836 |

| LIABILITIES | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|

360

| 1 | 1a | 2 | 2a | 3 | 4 |
|---|---|---|---|---|---|
| **III. CAPITAL AND PROVISIONS** | | | | | |
| Authorized capital | | 410 | 410 | 1 639 765 | 1 639 765 |
| Capital surplus | | 420 | 420 | 3 731 945 | 3 691 721 |
| Surplus | | 430 | 430 | 81 988 | 81 988 |
| Treasury stock | | 411 | 440 | | |
| Retained profits (uncovered loss) of past years | | 470 | 460 | 12 688 284 | 12 094 240 |
| Retained profits (uncovered loss) of the reporting year | | 470 | 470 | X | 2 296 794 |
| **Total for section III** | | 490 | **490** | 18 141 982 | 19 804 508 |
| **IV. NON-CURRENT LIABILITIES** | | | | | |
| Credits and loans | | 510 | **510** | 8 965 335 | 10 222 795 |
| *Of which:* | | | | | |
| credits | | | 511 | 320 000 | 1 630 000 |
| loans | | | 512 | 8 645 335 | 8 592 795 |
| Deferred tax liabilities | | 515 | 515 | 1 019 123 | 1 350 218 |
| Other non-current liabilities | | 520 | 520 | 1 221 085 | 757 312 |
| **Total for section IV** | | 590 | **590** | 11 205 543 | 12 330 325 |
| **V. CURRENT LIABILITIES** | | | | | |
| Credits and loans | | 610 | **610** | 1 441 018 | 2 303 860 |
| *Of which:* | | | | | |
| credits | | | 611 | 1 318 926 | 2 083 565 |
| loans | | | 612 | 122 092 | 220 295 |
| Accounts payable, | | 620 | **620** | 4 381 198 | 4 005 666 |
| *Of which:* | | | | | |
| suppliers and contractors | | 621 | 621 | 3 535 097 | 2 680 313 |
| advances received | | 625 | 622 | 334 560 | 289 006 |
| wages payable | | 622 | 623 | 59 233 | 243 461 |
| debt to government extrabudgetary funds | | 623 | 624 | 42 329 | 90 841 |
| tax debt | | 624 | 625 | 133 853 | 203 535 |
| other creditors | | 625 | 626 | 276 126 | 498 510 |
| Debt to participants (founders) for income payments | | 630 | 630 | 23 802 | 128 547 |
| Unearned revenue | | 640 | 640 | 235 261 | 219 372 |
| Provision of costs to be incurred | | 650 | 650 | 659 609 | 646 361 |
| Other current liabilities | | 660 | 660 | 118 883 | 9 197 |
| **Total for section V** | | 690 | **690** | 6 859 771 | 7 313 003 |
| **BALANCE** (sum of lines 490+590+690) | | 700 | **700** | 36 207 296 | 39 447 836 |

**Reference on availability of valuables being accounted on off-balance-sheet accounts**

| Indicator description | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|

| 1 | 1a | 2 | 2a | 3 | 4 |
|---|---|---|---|---|---|
| Rented property, plant and equipment | | 910 | 901 | 887 691 | 1 194 414 |
| Of which under leasing | | 911 | 911 | 42 855 | 42 855 |
| Inventory items received in custody | | 920 | 902 | 36 302 | 21 426 |
| Commodities received for commission | | 930 | 903 | 12 674 | 9 241 |
| Accounts receivable of insolvent debtors written-off as a loss | | 940 | 904 | 261 742 | 272 833 |
| Cover funds for liabilities and payments received | | 950 | 905 | 11 500 459 | 11 503 003 |
| Cover funds for liabilities and payments given | | 960 | 906 | 5 692 516 | 6 287 070 |
| Housing facilities depreciation | | 970 | 907 | 14 644 | 9 820 |
| Depreciation of land improvement objects and other similar objects | | 980 | 908 | 1 861 | 1 933 |
| Payments for communication services | | | 909 | 150 467 | 162 207 |

## Reference on net assets worth

| Indicator description | Explanations | Indicator code | Line code | At the reporting period beginning | At the reporting period end |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Net assets | | | 1000 | 18 377 243 | 20 023 880 |

# INCOME STATEMENT

| | | CODES |
|---|---|---|
| | Form № 02 by OKUD | 0710002 |
| For | **9 months of 2007** | Date (year, month, day) | 2007.09.30 |

| | | | |
|---|---|---|---|
| Entity | **OJSC VolgaTelecom** | by OKPO | **01142788** |
| Taxpayer Identification Number | **5260901817** | TIN | 5260901817 |
| Activities | **Electric communication** | by OKVED | 64.20 |
| Form of incorporation/ ownership form | Open Joint Stock Company / private | by OKOPF/OKFS | **47/16** |
| Measure unit | **RUR thousand** | by OKEI | **384** |

| Indicator description | Explanations | Indicator code | Line code | For the reporting period | For similar period of the past year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. Income and expenses of ordinary activities** Proceeds (net) from sales of commodities, products, works, services (minus VAT, excise taxes and similar mandatory payments) | . | 010 | 010 | 18 503 939 | 15 758 335 |
| Of which from sales of telecommunications services | | | 011 | 17 558 519 | 14 852 227 |
| Prime cost of sold commodities, products, works and services | | 020 | 020 | (14 027 263) | (11 650 778) |
| Of which: of telecommunications services | | | 021 | (13 494 319) | (11 106 404) |
| **Sales profit (loss) (lines 010 - 020)** | | 050 | **050** | 4 476 676 | 4 107 557 |
| **II. OTHER INCOME AND EXPENSES** Interest receivable | | 060 | 060 | 9 325 | 12 245 |
| Interest due | | 070 | 070 | (602 128) | (540 174) |
| Income from participation in other entities | | 080 | 080 | 57 678 | 43 773 |
| Other income | | 090 | 090 | 503 994 | 649 113 |
| Other expenses | | 100 | 100 | (1 189 291) | (987 382) |
| **Pretax earnings (loss before tax) (lines 050+060-070+080+090-100)** | | 140 | **140** | 3 256 254 | 3 285 132 |
| **Income tax expense (lines - 151+/-152+/-153-154) of which:** | | | **150** | (959 460) | (950 573) |
| deferred tax liabilities | | 142 | 151 | (332 490) | (257 735) |
| deferred tax assets | | 141 | 152 | (40 601) | (20 314) |
| Current tax on income | | 150 | 153 | (644 900) | (834 567) |
| Additional payments of income tax for prior tax (reporting) periods | | 151 | 154 | 58 531 | 162 043 |
| **Net profit (loss) of the reporting period (lines 140-150)** | | 190 | **190** | 2 296 794 | 2 334 559 |
| **BY REFERENCE** Income tax contingent expenses /income | | | 201 | (781 501) | (806 082) |
| Recurrent tax liabilities | | 200 | 202 | (282 181) | (214 059) |
| Recurrent tax assets | | 200 | 203 | 104 222 | 69 568 |

| Indicator description | Explanations | Indicator code | Line code | For the reporting period | For similar period of the past year |
|---|---|---|---|---|---|

363

| 1 | 1a | 2 | 2a | 3 | 4 |
|---|---|---|---|---|---|
| Basic earnings (loss) per share | | | 301 | X | X |
| Diluted earnings (loss) per share | | | 302 | X | X |

\* It is completed in annual accounting statement

## Explanation of individual profits and loss

| Indicator description | Indicator code | Line code | For the reporting period | | For similar period of the past year | |
|---|---|---|---|---|---|---|
| | | | Profit | Loss | Profit | Loss |
| 1 | 1a | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgment | | 401 | 62 601 | (500) | 51 593 | (8 323 |
| Past years profit (loss) | | 402 | 235 732 | (167 922) | 175 024 | (91 401 |
| Reimbursement of damages caused by default or inadequate performance of obligations | | 403 | 3 986 | (719) | 1 780 | (551 |
| Foreign exchange differences in foreign currency operations | | 404 | 13 502 | (16 494) | 6 507 | (151 |
| Deductions to allowance | | 405 | | (25 387) | 299 728 | |
| Debt amortization of payables and receivables | | 406 | 3 615 | (361) | 1 418 | (1 844 |

364

# SUPPLEMENT № 2 – OJSC VolgaTelecom non-audited consolidated financial statements for 6 months ended June 30, 2007.

## OJSC VolgaTelecom
### Non-audited Consolidated Balance Sheets
### As of June 30, 2007 and 2006
(RUR thousand)

|  | At June 30, 2007 | At December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| **Non-current assets** | | |
| Property, plant and equipment | **31 936 878** | 31 332 348 |
| Intangible assets and goodwill | **4 633 474** | 4 454 189 |
| Investments in associates | **138 025** | 129 103 |
| Long-term investments | **28 781** | 28 226 |
| Long-term accounts receivable and other financial assets | **14 002** | 35 062 |
| Long-term advances given | **813 270** | 517 655 |
| Deferred income tax asset | **12 154** | 16 476 |
| **Total non-current assets** | **37 576 584** | 36 513 059 |
| **Current assets** | | |
| Inventories | **555 936** | 535 925 |
| Accounts receivable | **2 225 161** | 1 872 300 |
| Current income tax asset | **152 764** | 343 276 |
| Other current assets | **1 202 964** | 1 099 296 |
| Cash and cash equivalents | **465 246** | 461 417 |
| **Total current assets** | **4 602 071** | 4 312 214 |
| **Total assets** | **42 178 655** | 40 825 273 |
| **EQUITY AND LIABILITIES** | | |
| Share capital | **3 853 690** | 3 853 690 |
| Unrealized gain on available-for-sale investments | **6 002** | 5 434 |
| Capital surplus, retained earnings and other provisions | **16 177 146** | 15 810 202 |
| **Total equity attributable to equity holders of the parent** | **20 036 838** | 19 669 326 |
| **Minority interest** | **231 477** | 473 302 |
| **Total equity** | **20 268 315** | 20 142 628 |
| **Non-current liabilities** | | |
| Long-term borrowings | **10 449 983** | 9 497 836 |
| Long-term finance lease obligations | **458 606** | 596 516 |
| Pension Liabilities | **1 276 879** | 1 287 295 |
| Deferred revenue | **305 717** | 316 030 |
| Deferred income tax liability | **1 571 004** | 1 444 233 |
| **Total non-current liabilities** | **14 062 189** | 13 141 910 |
| **Current liabilities** | | |

365

| | | |
|---|---:|---:|
| Accounts payable and accrued expenses | **3 995 654** | 3 970 717 |
| Payables to Rostelecom | **324 690** | 96 307 |
| Income tax payable | **10 004** | - |
| Other taxes payable | **411 225** | 321 999 |
| Dividends payable | **750 791** | 64 672 |
| Short-term borrowings | **1 181 841** | 1 582 707 |
| Current portion of long-term borrowings | **656 759** | 707 181 |
| Current portion of long-term finance lease obligations | **517 187** | 797 152 |
| **Total current liabilities** | **7 848 151** | 7 540 735 |
| **Total liabilities** | **21 910 340** | 20 682 645 |
| **TOTAL EQUITY AND LIABILITIES** | **42 178 655** | 40 825 273 |

General Director _____ S.V. Omelchenko     Chief accountant _____ N.I. Popkov

*The accompanying notes form an integral part of these consolidated financial statements*

366

# OJSC VolgaTelecom
## Non-audited Consolidated Statement of Operations
# For 6 months of 2007 and 2006
### (RUR thousand)

|  | 6 months of 2007 | 6 months of 2006 |
|---|---|---|
| **Revenues** | **14 450 400** | **11 539 167** |
| Wages, salaries, other benefits and payroll taxes | (4 072 155) | (3 980 953) |
| Depreciation and amortization | (2 630 478) | (2 055 643) |
| Materials, repairs and maintenance, utilities | (1 196 979) | (1 192 405) |
| Taxes other than income tax | (339 628) | (305 252) |
| Interconnection charges | (1 822 039) | (479 178) |
| Recovery (provision) for impairment of receivables | 47 080 | 98 910 |
| Gain/(loss) on disposal of property, plant, and equipment | 63 953 | (56 469) |
| Other operating expenses, net | (1 658 428) | (1 107 825) |
| **Operating profit** | **2 841 726** | **2 460 352** |
| Share of result of associates, net | 8 922 | 2 496 |
| Interest expense, net | (525 314) | (341 885) |
| Gain/(loss) on sale of subsidiaries, associates and other investments | 13 061 | 1 055 |
| Foreign exchange gain, net | 13 963 | 23 831 |
| **Profit before income tax** | **2 352 358** | **2 145 849** |
| **Income tax expense** | **(740 208)** | **(630 067)** |
| **Profit (loss) for the reporting period** | **1 612 150** | **1 515 782** |
| Profit (loss) attributable to equity holders of the parent | 1 588 171 | 1 482 174 |
| Profit (loss) attributable to minority interests | 23 979 | 33 608 |
| **Profit (loss) for the reporting period** | **1 612 150** | **1 515 782** |

General Director _____ S.V. Omelchenko      Chief accountant _____ N.I. Popkov

*The accompanying notes form an integral part of these consolidated financial statements*

# OJSC VolgaTelecom
Notes to Non-audited Consolidated Financial Statements
For 6 months of 2007

## 1. General Information

### Authorization of Accounts

The non-audited consolidated financial statements of OJSC VolgaTelecom (hereinafter "the Company") and its subsidiaries (jointly - "the Group") were drawn up for 6 months of 2007.

### Basis of non-audited consolidated financial statement preparation

OJSC VolgaTelecom IFRS statements for 6 months of year 2007 are presented in balance sheet, statement of operations and also notes to the financial statements. These statements do not contain all IFRS required disclosures; however, its volume is sufficient to have the idea of financial standing and the results of the Company's activities for 6 months of year 2007.

These statements are non-audited consolidated financial statements of OJSC VolgaTelecom. The procedures of audit, review or other similar procedures will not be applied to the statements. At the same time taking into account OJSC VolgaTelecom experience in presenting IFRS statements, the Company believes that the users of the financial statements may rely on them.

These financial statements are drawn up on the basis of the data of accounting and accounting statement maintained and drawn up in accordance with the system of regulation of accounting records as established by the Russian Federation legislation, by additional adjustment and rearrangement of accounting data required for reflection of financial standing and results of operations in accordance with IFRS requirements.

When preparing these non-audited consolidated financial statements OJSC VolgaTelecom carried out smaller volume of procedures than could have been carried out when preparing annual consolidated financial statements. In this connection OJSC VolgaTelecom made assumptions, including - fair value of assets and liabilities of acquired subsidiaries and associates, the cost of obligations for retirement benefit plan, deferred revenue, provisions for impairment of property, plant and equipment, for obsolescence of inventory and for impairment of receivables. Actual values of financial statements for the year ended December 31, 2007 may differ from the values of these financial statements due to the adjustment of information about the assumptions made by the Company and occurrence of other new information.

The content of notes to non-audited consolidated financial statements of OJSC VolgaTelecom does not disclose the entire completeness of the information, the disclosure of which is required to meet IFRS. The content of notes to annual consolidated financial statements of OJSC VolgaTelecom may disclose the information in larger volume than it is disclosed in these non-audited consolidated financial statements of OJSC VolgaTelecom.

# OJSC VolgaTelecom
## Notes to Non-audited Consolidated Financial Statements
### For 6 months of 2007
*(RUR thousand)*

## 2. Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC VolgaTelecom and its subsidiaries, whose main activity is provision of cellular and other telecommunications services. The subsidiaries are listed below:

| Subsidiary | Main activity | Ownership, % | | Voting shares, % | |
|---|---|---|---|---|---|
| | | 6 months of 2007 | 2006 | 6 months of 2007 | 2006 |
| ZAO Nizhegorodskaya Sotovaya Svyaz (NSS) | Cellular services (GSM-900) | 100 | 100 | 100 | 100 |
| ZAO Tsifrovye Telecommunicatsii | Local telephony services | 100 | 100 | 100 | 100 |
| LLC VyatkaSvyazService | Paging services | - | 100 | – | – |
| ZAO Transsvyaz | Local telephony services | 100 | 100 | 100 | 100 |
| OJSC OMRIX | Local telephony services | 74 | 74 | 74 | 74 |
| ZAO Ulyanovsk-GSM | Cellular services (GSM-900) | 60 | 60 | 60 | 60 |
| ZAO Orenburg GSM | Cellular services (GSM-900) | 51 | 51 | 51 | 51 |
| OJSC TATINCOM-T | Cellular services (GSM-900) | 100 | 50+1 share | 100 | 50+1 share |
| ZAO Narodnyi Telephone Saratov | Cellular services (CDMA) | 50+1 share | 50+1 share | 50+1 share | 50+1 share |
| ZAO Nizhegorodskyi radiotelephone | Local telephony services | 50 | 50 | 50 | 50 |
| ZAO Chery-Page | Paging services | - | 50 | - | 50 |
| ZAO RTCOM | Cellular services | 100 | 100 | 100 | 100 |
| LLC Nizhegorodskyi Teleservice | Telecommunications services | 100 | 100 | - | - |
| ZAO Nizhegorodteleservice | Establishment and operation of integration system | 100 | 100 | 100 | 100 |
| ZAO Penza Mobile | Cellular services | 100 | 100 | 100 | 100 |
| ZAO Chuvashia Mobile | Cellular services | 100 | 100 | 100 | 100 |
| ZAO Saratov Mobile | Cellular services | 100 | 100 | 100 | 100 |

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company, unless otherwise stated.

On April 13, 2007 the Company acquired additional 33,43% stake in OJSC TATINCOM-T (2 285 783 shares) for 519 764 from OJSC Uralsvyazinform and on April 20, 2007 the Company acquired additional 16,57% stake in OJSC TATINCOM-T (1 133 052 shares) for 327 224 (US$12 700 000) from ZAO "IFC "Solid" (increased its share to 100%).

On April 19, 2007 the Company sold its 100% stake in LLC VyatkaSvyazService for 15 000.

In January 2007 in accordance with the decision of the Board of Directors dated 09.08.2005 the Company wrote off the investments into ZAO Chery-Page in the amount of 114 through loss due to the subsidiary's liquidation.

# OJSC VolgaTelecom
Notes to Non-audited Consolidated Financial Statements
**For 6 months of 2007**
*(RUR thousand)*

## 3. Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost in accordance with the exemption provided in IFRS 1.

The Company applied the exemption provided in IFRS 1 allowing for the organization to evaluate property, plant and equipment as of the date of transition to IFRS at fair value and to use this fair value as the actual value of property, plant and equipment.

Management assumes that carrying value of all property, plant and equipment of the Company is approximately comparable with their fair value, however the Company concluded contract № 09-07/2007 dated 06.07.07 with independent appraiser LLC "Spectr Consulting" to confirm this fair value and accordingly the carrying value of property, plant and equipment may be adjusted.

Depreciation is calculated on property, plant and equipment on a straight-line basis. Depreciation period approximately equal to assets estimated useful lives is as follows:

| | |
|---|---|
| Buildings and Constructions | 50 years |
| Analog switches | 20 years |
| Digital switches | 15 years |
| Other telecommunications equipment | 10 years |
| Transportation equipment | 5 years |
| Computers, office and other equipment | 3 years |
| Land | not depreciated |

To disclose the indicators of consolidated financial statements for 6 months of 2007 property, plant and equipment are categorized as follows:

- Buildings and Constructions;
- Switches and transmission devices;
- Construction in progress and equipment for installation;
- Other property, plant and equipment, which include computers, vehicles and other equipment.

| | Land, buildings and constructions | Switches and transmission devices | Construction in progress and equipment for installation | Vehicles and other property, plant and equipment | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At December 31, 2006 | 16 307 587 | 19 072 957 | 1 810 817 | 5 942 026 | 43 133 387 |
| Additions | - | - | 3 170 727 | - | 3 170 727 |
| Additions due to acquisition of | - | - | - | - | - |

371

subsidiaries

| | | | | | |
|---|---|---|---|---|---|
| Disposals | (38 563) | (127 833) | (129 125) | (62 611) | (358 132) |
| Disposals due to sale of subsidiaries | - | (12 187) | - | - | (12 187) |
| Commissioned | 331 619 | 820 119 | (1 290 691) | 138 953 | - |
| **At June 30, 2007** | **16 600 643** | **19 753 056** | **3 561 728** | **6 018 368** | **45 933 794** |
| **Accumulated Depreciation** | | | | | |
| At December 31, 2006 | (2 647 628) | (6 370 697) | - | (2 782 714) | (11 801 039) |
| Charge for the period | (538 347) | (1 298 755) | - | (499 888) | (2 336 990) |
| Charge due to acquisition of subsidiaries | - | - | - | - | - |
| Disposals | 20 354 | 64 488 | - | 56 271 | 141 113 |
| Disposals due to sale of subsidiaries | (3 165 621) | (7 604 964) | - | (3 226 331) | (13 996 916) |
| **Book value as of December 31, 2006** | 13 659 959 | 12 702 260 | 1 810 817 | 3 159 311 | 31 332 348 |
| **Book value as of June 30, 2007** | **13 435 023** | **12 148 091** | **3 561 728** | **2 792 037** | **31 936 878** |

**OJSC VolgaTelecom**
Notes to Non-audited Consolidated Financial Statements
For 6 months of 2007
*(RUR thousand)*

### 4. Intangible Assets and Goodwill

|  | Goodwill | Licenses | Software | Other | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| **At December 31, 2006** | 870 260 | 238 026 | 3 355 447 | 514 699 | 4 978 432 |
| Additions | | 3 960 | 413 171 | | 417 131 |
| Additions due to acquisition of subsidiaries | | | | | |
| Disposals | | (10 343) | (22 872) | (68) | (33 283) |
| Disposals due to sale of subsidiaries | | | | | |
| **At June 30, 2007** | 870 260 | 231 643 | 3 745 746 | 514 631 | 5 362 280 |
| **Accumulated amortization** | - | | | | |
| **At December 31, 2006** | - | (71 600) | (394 361) | (58 282) | (524 243) |
| Charge for the year | | (12 525) | (165 593) | (26 478) | (204 596) |
| Charge due to acquisition of subsidiaries | - | - | - | - | - |
| Disposals | - | - | - | 33 | 33 |
| Disposals due to sale of subsidiaries | - | - | - | - | - |
| **At June 30, 2007.** | - | (84 125) | (559 954) | (84 727) | (728 806) |
| **Book value as of December 31, 2006** | 870 260 | 166 426 | 2 961 086 | 456 417 | 4 454 189 |
| **Book value as of June 30, 2007** | 870 260 | 147 518 | 3 185 792 | 429 904 | 4 633 474 |

Carrying amount of goodwill was distributed between cash-generating subsidiaries as follows:

|  | Carrying amount of goodwill | |
|---|---|---|
| Subsidiary | 6 months of 2007 | 2006 |
| OJSC TATINCOM-T | 323 811 | 323 811 |
| ZAO RTCOM | 33 075 | 33 075 |
| LLC Nizhegorodskyi teleservice | 8 833 | 8 833 |
| ZAO Penza Mobile | 119 226 | 119 226 |
| ZAO Chuvashia Mobile | 222 536 | 222 536 |
| ZAO Saratov Mobile | 161 493 | 161 493 |
| Other subsidiaries | 1286 | 1286 |
| **Total** | 870 260 | 870 260 |

As of June 30, 2007 no impairment of goodwill was identified by the Company.

# OJSC VolgaTelecom
Notes to Non-audited Consolidated Financial Statements
For 6 months of 2007
*(RUR thousand)*

## 5. Investments in Associates

Investments in associates at June 30, 2007 and 2006 comprised the following:

| Associate | Activity | 2007 | | 2006 | |
|---|---|---|---|---|---|
| | | Voting shares, % | Carrying value | Voting shares, % | Carrying value |
| ZAO Samara Telecom | Local telephony services | 28% | 117 450 | 28% | 109 073 |
| ZAO "ACB C-Bank" | Banking services | 42% | 20 575 | 42% | 20 030 |
| TOTAL | | | 138 025 | | 129 103 |

All the above companies are Russian legal entities registered in accordance with Russian Federation legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative as of June 30, 2007 and 2006:

| | 6 months of 2007 | 2006 |
|---|---|---|
| Investments in associates at January 1 | 129 103 | 119 980 |
| Share of income net of income tax, and of dividends received | 8 922 | 109 023 |
| Reclassifications of financial investments | - | (99 900) |
| Sale of associates | - | - |
| Depreciation of financial investments recognized in current year | - | - |
| Investments in associates at June 30 | 138 025 | 129 103 |

The carrying values of investments in associates presented in these consolidated financial statements is equivalent to the Company's share in the net assets of the associates.

The following table illustrates summarized financial information of the associates:

| Associate | Voting shares, % | Assets | Liabilities | Revenues | Net income / loss |
|---|---|---|---|---|---|
| **2007** | | | | | |
| ZAO Samara Telecom | 28% | 492 238 | (69 756) | 156 642 | 30 136 |
| ZAO "ACB C-Bank" | 42% | 316 345 | (267 040) | 8 646 | 1 767 |
| **2006** | | | | | |
| ZAO Samara Telecom | 28% | 462 964 | (70 617) | 259 529 | 43 695 |
| ZAO "ACB C-Bank" | 42% | 250 293 | (202 755) | 10 949 | 1 581 |

**OJSC VolgaTelecom**
Notes to Non-audited Consolidated Financial Statements
**For 6 months of 2007**
*(RUR thousand)*

### 6. Long-term investments, net

| Company | 6 months of 2007 | | 2006 | |
| --- | --- | --- | --- | --- |
| | Ownership interest | Fair value | Ownership interest | Fair value |
| Long-term investments | | | | |
| OJSC "Svyazintech" | 13% | 14 880 | 13% | 14 880 |
| ZAO RusleasingPoint | 7,3% | 12 293 | 7,3% | 12 293 |
| OJSC "AlfaBank" promissory notes | - | 2 583 | - | 2 583 |
| OJSC "Svyaz-bank" | 0,05% | 3 987 | 0,05% | 3 987 |
| OJSC "Sberbank RF" | 0,0003% | 6 004 | 0,0003% | 5 437 |
| ZAO TeleRoss-Samara | 10,0% | 990 | 10,0% | 990 |
| ZAO Reg-time | 17,0% | 570 | 17,0% | 570 |
| OJSC NTK "Zvezda" | 1,668% | 47 682 | 1,668% | 47 682 |
| Other | | 2 299 | | 2 312 |
| Impairment provision | | (62 507) | | (62 508) |
| **Total investment available-for-sale** | | **28 781** | | **28 226** |

The Company's management believes that the carrying amounts of these investments approximate their fair values.

### 7. Long-term Accounts Receivable and Other Assets

As of June 30, 2007 and December 31, 2006 long-term accounts receivable and other assets comprised the following:

| | 6 months of 2007 | 2006 |
| --- | --- | --- |
| Long-term accounts receivable | 3 106 | 4 450 |
| Long-term loans given | 10 896 | 12 391 |
| Long-term VAT recoverable | - | 18 221 |
| **Total** | **14 002** | 35 062 |

### 8. Long-Term Advances Given

As of June 30, 2007 and December 31, 2006 long-term advances given to suppliers of equipment comprised the following:

| | 6 months of 2007 | 2006 |
| --- | --- | --- |
| Advances given for capital construction | 800 112 | 366 240 |
| Acquisition and implementation of Oracle E-Business Suite software | 13 158 | 106 877 |
| Acquisition and implementation of Amdocs Billing Suite software | - | 44 538 |
| **Total** | **813 270** | 517 655 |

# OJSC VolgaTelecom
## Notes to Non-audited Consolidated Financial Statements
### For 6 months of 2007
### *(RUR thousand)*

## 9. Inventories

Inventories at June 30, 2007 and December 31, 2006 comprised the following:

|  | 6 months of 2007 | 2006 |
|---|---|---|
| Cable, materials and spare parts for telecommunications equipment | 228 230 | 206 477 |
| Construction materials, fuels and instruments | 76 005 | 66 290 |
| Finished goods and goods for resale | 58 945 | 60 175 |
| Other inventories | 192 756 | 203 325 |
| Provision for inventory obsolescence | - | ( 342) |
| **Total** | 555 936 | 535 925 |

In 2007 gain from recovery of Inventory obsolescence provision amounted to 342 (2006 – gain in amount 2 532) is included as "Other operating revenue (expenses)".

## 10. Accounts receivable

Accounts receivable at June 30, 2007 and December 31, 2006 comprised the following:

|  | 6 months of 2007 | 2006 |
|---|---|---|
| Trade receivables – telecommunication services | 2 999 948 | 2 708 442 |
| Provision for impairment of receivables | (774 787) | (836 142) |
| **Total** | 2 225 161 | 1 872 300 |

Accounts receivable for telecommunication services detailed by major customer groups are as follows:

|  | 6 months of 2007 | 2006 |
|---|---|---|
| Residential customers | 1 154 332 | 930 029 |
| Corporate customers | 1 313 591 | 1 185 864 |
| Government customers | 202 264 | 116 513 |
| Tariff compensation from the state budget | 329 761 | 476 036 |
| **Total** | 2 999 948 | 2 708 442 |

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers the Company sends monthly payment requests and substantially relies upon these

customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made. In several cases the Company levied fines for delay in payment and reimbursed debt through court of arbitration decisions.

As of June 30, 2007 debt for tariff compensation from the state budget related to granting privileges to certain categories of subscribers amounted to 11% of total accounts receivable (2006 – 18%).

# OJSC VolgaTelecom
Notes to Non-audited Consolidated Financial Statements
For 6 months of 2007
*(RUR thousand)*

## 10. Accounts receivable (continued)

The following summarizes the changes in the provision for impairment of trade and other receivables:

|  | 6 months of 2007 | 2006 |
|---|---|---|
| Balance at January 1 | 836 142 | 1 225 044 |
| Provision for the year | (47 080) | (320 540) |
| Trade receivables write-off | (14 275) | (71 419) |
| Provision of subsidiaries acquired | - | 3 057 |
| Balance at June 30 | 774 787 | 836 142 |

The net gain on recovery of provision for impairment for 2007 in the amount of 47 080 (2006 – gain in amount of 320 540) was recognized in line Provision for impairment of receivables in the Consolidated Statement of Operations.

## 11. Other Current Assets

As of June 30, 2007 and December 31, 2006 other current assets comprised the following:

|  | 6 months of 2007 | 2006 |
|---|---|---|
| VAT receivable | 384 125 | 443 008 |
| Accounts receivable for non-core activities | 170 367 | 163 685 |
| Deferred expenses | 121 675 | 139 263 |
| Prepayments and advance payments | 311 234 | 160 619 |
| Other prepaid taxes | 14 715 | 21 486 |
| Settlements with personnel | 15 700 | 11 805 |
| Short-term loans given | 1 486 | 955 |
| Other current assets | 183 662 | 158 475 |
| Total | 1 202 964 | 1 099 296 |

## 12. Cash and Cash Equivalents

As of June 30, 2007 and December 31, 2006 cash and cash equivalents comprised the following:

As of June 30, 2007 and December 31, 2006 cash and cash equivalents comprised the following:

|  | 6 months of 2007 | 2006 |
|---|---|---|

| | | |
|---|---:|---:|
| Cash at bank and on hand | **334 842** | 461 417 |
| Short-term deposits | **130 404** | - |
| **Total** | **465 246** | 461 417 |

Short-term deposits vary in time period for 6 months depending on current demand for cash and produce interest yield at effective interest rates. Effective interest rate varies from 0,5% to 8% per annum.

# OJSC VolgaTelecom
Notes to Non-audited Consolidated Financial Statements
For 6 months of 2007
*(RUR thousand)*

## 13. Share capital

The total number of outstanding shares comprises:

|  | Number of shares outstanding (thousands) | Par value | Carrying value |
|---|---|---|---|
| **As at December 31, 2005** | 327 953 | 1 639 765 | 3 853 690 |
| Preferred shares | 81 983 | 409 917 | 963 366 |
| Ordinary shares | 245 970 | 1 229 848 | 2 890 324 |
| **As at December 31, 2006** | 327 953 | 1 639 765 | 3 853 690 |
| Preferred shares | 81 983 | 409 917 | 963 366 |
| Ordinary shares | 245 970 | 1 229 848 | 2 890 324 |
| **As at June 30, 2007** | 327 953 | 1 639 765 | 3 853 690 |

All shares have a par value of RUR 5 per a share. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated trough January 1, 2003.

The ordinary shareholders are entitled to one vote per a share.

## 14. Borrowings
As of June 30, 2007 and December 31, 2006 short-term loans and borrowings comprised the following:

|  | Average interest rate | Maturity date | 6 months of 2007 | 2006 |
|---|---|---|---|---|
| *Short-term loans and borrowings* |  |  |  |  |
| **Bank loans:** |  |  |  |  |
| Bank loans (RUR) | 8+Euribor, 9-25% | 2007-2008 | 1 111 701 | 1 493 960 |
| Bank loans (US$) | 3,25+Euribor, 5% | 2007 | 99 | - |
| Bank loans (Euro) | 3,25+Euribor 6,5% | 2007 | 1 720 | 18 283 |
| **Total bank loans** |  |  | 1 113 520 | 1 512 243 |
| **Accrued interest on bonds (RUR)** | 8,5-8,641% | 2007 | 62 895 | 55 969 |
| **Vendor financing:** |  |  |  |  |
| Vendor financing (RUR) | 3,9-12.24% | 2007 | 11 | 283 |
| Vendor financing (US$) | 10.2% | 2007 | 73 | 104 |
| Vendor financing (Euro) |  |  | - | - |

| | | | | |
|---|---|---|---|---|
| Vendor financing (Japanese yen) | | | - | - |
| **Total vendor financing** | | | 84 | 387 |
| | | | | |
| **Promissory notes (US$)** | 8,59% | 2007 | **5 342** | **14 108** |
| | | | | |
| **Total short-term loans and borrowings** | | | **1 181 841** | **1 582 707** |

381

**OJSC VolgaTelecom**
Notes to Non-audited Consolidated Financial Statements
For 6 months of 2007
*(RUR thousand)*

As of June 30, 2007 and December 31, 2006 long-term loans and borrowings comprised the following:

| | Average interest rate | Maturity date | 6 months of 2007 | 2006 |
|---|---|---|---|---|
| *Long-term borrowings* | | | | |
| **Bank loans:** | | | | |
| Bank loans (RUR) | 0,5-12,24% | 2008-2011 | 1 407 406 | 637 972 |
| Bank loans (US$) | Libor +3,25%5-9,06% | 2008-2009 | 357 082 | 142 372 |
| Bank loans (Euro) | Libor +3,25%6,5% | 2008-2011 | 219 892 | 200 003 |
| **Total bank loans** | | | 1 984 380 | 980 347 |
| **Bonds (RUR)** | 8,5-8,64% | 2008-2013 | 8 240 214 | 8 262 264 |
| **Vendor financing:** | | | | |
| Vendor financing (RUR) | 3,9-12,24% | 2009 | 55 811 | 95 129 |
| Vendor financing (US$) | 3 months' Libor, 5-9,23% | 2008-2009 | 391 778 | 307 774 |
| Vendor financing (Euro) | 6,37% | 2008 | 78 739 | 165 933 |
| **Total vendor financing** | | | 526 328 | 568 836 |
| **Promissory notes (US$)** | 8,59% | 2008-2009 | 355 821 | 393 570 |
| **Less: Current portion of long-term loans and borrowings** | | | (656 759) | (707 181) |
| **Total long-term loans and borrowings** | | | 10 449 983 | 9 497 836 |

As of June 30, 2007 and 2006 the Company's borrowings are denominated in the following currencies:

| | 6 months of 2007 | 2006 |
|---|---|---|
| Russian rubles | 11 239 200 | 10 953 255 |
| Euro | 300 351 | 384 219 |
| US$ | 749 032 | 450 250 |
| **Total** | 12 288 583 | 11 787 724 |

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

## 15. Accounts payable and accrued liabilities

As of June 30, 2007 and December 31, 2006 the Company's accounts payable and other current liabilities comprised the following:

|  | 6 months of 2007 | 2006 |
| --- | --- | --- |
| Trade accounts payable for capital construction | 1 321 858 | 1 393 812 |
| Advances received from subscribers | 423 783 | 473 331 |
| Accounts payable for core activity | 1 071 154 | 1 008 794 |
| Salaries and wages | 911 540 | 819 400 |
| Other accounts payable | 267 319 | 275 380 |
| Total | 3 995 654 | 3 970 717 |

# OJSC VolgaTelecom
Notes to Non-audited Consolidated Financial Statements
**For 6 months of 2007**
*(RUR thousand)*

## 16. Taxes Payable

As of June 30, 2007 and December 31, 2006 taxes payable comprised the following:

|  | 6 months of 2007 | 2006 |
|---|---|---|
| Value-added tax | 104 095 | 119 886 |
| Property tax | 151 104 | 131 828 |
| Personal income tax | 51 724 | 14 363 |
| Unified social tax | 95 416 | 47 594 |
| Other taxes | 8 886 | 8 328 |
| **Total** | **411 225** | 321 999 |

## 17. Revenues

| Revenue types | 6 months of 2007 | 6 months of 2006 |
|---|---|---|
| Local telephony calls | 5 530 079 | 5 212 912 |
| Intra-region telephony calls | 2 319 371 | 1 338 310 |
| Cellular services | 1 966 670 | 1 659 719 |
| Connection and traffic transit services | 2 245 999 | 1 598 937 |
| Radio and TV broadcasting | 298 899 | 278 067 |
| Rent of telephone channels | 300 693 | 323 976 |
| Data transfer and telematic services | 1 470 831 | 991 636 |
| Other telecommunications services | 136 117 | 13 129 |
| Other revenues | 181 741 | 122 481 |
| **Total** | **14 450 400** | 11 539 167 |

**OJSC VolgaTelecom**
Notes to Non-audited Consolidated Financial Statements
**For 6 months of 2007**
*(RUR thousand)*

## 18. Other Operating Expenses

|  | 6 months of 2007 | 6 months of 2006 |
|---|---|---|
| Lease of premises | (230 735) | (147 965) |
| Agency fees | (218 614) | (142 645) |
| Fire and other security services | (161 227) | (134 366) |
| Universal service fund payments | (133 184) | (66 659) |
| Non-commercial partnership expenses | (110 858) | (70 506) |
| Advertising expenses | (123 832) | (101 769) |
| Audit and consulting fees | (85 991) | (94 055) |
| Prime cost of sold goods | (133 066) | (61 848) |
| Insurance | (35 395) | (33 694) |
| Business travel expenses and representation costs | (48 695) | (42 068) |
| Charitable contributions | (58 294) | (53 095) |
| Education expenses | (32 470) | (30 039) |
| Tax fines and penalties | (274) | (953) |
| Transportation services | (12 895) | (13 871) |
| Postal services | (9 336) | (18 667) |
| Other expenses | (263 562) | (95 625) |
| **Total** | **(1 658 428)** | **(1 107 825)** |

Other expenses include expenses related to fines and penalties, social expenditure, billing and cash collection services and other operating expenses.

## 19. Interest Expense, net

|  | 6 months of 2007 | 6 months of 2006 |
|---|---|---|
| Interest income | 7 934 | 15 236 |
| Interest expense on loans | (418 899) | (249 395) |
| Interest expense accrued on finance leases | (114 349) | (107 726) |
| **Total** | **(525 314)** | **(341 885)** |

